Exhibit 99

July         , 2016

Dear Emergent BioSolutions Inc. Stockholder:

In August 2015, we announced our plan to spin off our biosciences business and therefore separate into two publicly-traded companies with distinct strategic plans, growth strategies, and operational and development priorities. We are pleased to report that we are on track to meet our goal of completing this spin-off transaction in mid-2016.

The separation is expected to create two strong, “pure play” companies with focused strategies, and to better align resources to achieve strategic priorities and unlock significant value for both companies.

The new biosciences company, Aptevo Therapeutics Inc., will focus on providing novel oncology and hematology therapeutics to meaningfully improve patients’ lives. The core technology of the biosciences company will be its ADAPTIR platform applied to immuno-oncology. Emergent BioSolutions will continue to operate as a global specialty life sciences company focused on providing specialty products for civilian and military populations that address intentional and naturally emerging public health threats.

The spin-off will enable each company to:

•	tailor its business strategies to best address opportunities within its target market;

•	enhance its business focus and better align resources to achieve strategic priorities;

•	pursue distinct capital structures and capital allocation strategies; and

•	target investors attracted to its business profile.

The separation will provide current Emergent stockholders with ownership interests in both Emergent and Aptevo. The separation is intended to be tax-free to Emergent stockholders for U.S. federal income tax purposes.

The separation will be in the form of a pro rata distribution of all of the outstanding shares of Aptevo common stock to Emergent stockholders. Each Emergent stockholder will receive one share of Aptevo common stock for every two shares of Emergent common stock held on July 22, 2016, the record date for the distribution. You do not need to take any action to receive the common stock of Aptevo to which you are entitled as an Emergent stockholder.

We encourage you to read the attached information statement, which is being provided to all holders of shares of Emergent common stock as of July 22, 2016. The information statement describes the separation in detail and contains important business and financial information about Aptevo.

We believe the separation provides tremendous opportunities for our businesses and our stockholders, as we work to continue to build long-term stockholder value. We appreciate your continuing support of Emergent and look forward to your future support of both companies.

Sincerely,

Daniel J. Abdun-Nabi

President and Chief Executive Officer

Emergent BioSolutions Inc.

July     , 2016

Dear Future Aptevo Therapeutics Inc. Stockholder:

We are pleased to welcome you as a future stockholder of our new company, Aptevo Therapeutics Inc., a biotechnology company focused on developing novel oncology and hematology therapeutics to meaningfully improve patients’ lives.

Our management team is excited for Aptevo to establish itself as a high-growth, “pure play” biotechnology company in the highly attractive immuno-oncology field. Aptevo is well-positioned for the development of bispecific therapeutics, which are antibody-based molecules that are able to bind multiple targets of therapeutic interest, utilizing its innovative ADAPTIR™ (modular protein technology) platform. This allows Aptevo to take a novel approach to cancer immunotherapy.

Aptevo will soon operate independently as a research-based biotechnology company with a sustainable portfolio of commercial products, consisting of WinRho ® , HepaGam B®, VARIZIG® and IXINITY®. For our longer-term future, we will seek to continue to build a robust product pipeline, including progressing multiple bispecific therapeutics into pre-clinical and clinical development.

Aptevo’s business model is fundamentally different from that of Emergent. The key driver of our success will be the development, commercialization and market penetration of new proprietary therapeutics—discovered or developed in our own laboratories or in collaboration with others. As a result of the separation, our stockholders will be able to evaluate the distinct merits, performance and future prospects of Aptevo.

We have applied to have Aptevo common stock authorized for listing on The NASDAQ Global Market under the symbol “APVO.”

We invite you to learn more about Aptevo and our strategic initiatives by reading the attached information statement, which contains important business and financial information about Aptevo. We look forward to our future as a new publicly-traded company and thank you for your trust and support.

Sincerely,

Marvin L. White

Chief Executive Officer

Aptevo Therapeutics Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JULY 13, 2016

INFORMATION STATEMENT

Aptevo Therapeutics Inc.

This information statement is being furnished in connection with the distribution by Emergent BioSolutions Inc. to its stockholders of all of the outstanding shares of common stock of Aptevo Therapeutics Inc., which is currently a wholly-owned subsidiary of Emergent that will hold directly or indirectly certain of the assets and liabilities associated with Emergent’s biosciences business. Upon completion of the distribution, Aptevo will become a separate and independent publicly-traded company. To implement the distribution, Emergent will distribute all of the shares of Aptevo common stock on a pro rata basis to Emergent stockholders in a manner that generally is intended to be tax-free for U.S. federal income tax purposes.

For every two shares of Emergent common stock held of record by you as of the close of business on July 22, 2016, the record date for the distribution, you will receive one share of Aptevo common stock. You will receive cash in lieu of any fractional shares of Aptevo common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of Emergent common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of Aptevo common stock in connection with the separation and distribution. Shares of Aptevo common stock are expected to be distributed by Emergent to you on August 1, 2016. The date of distribution of the Aptevo common stock is referred to in this information statement as the “distribution date.”

No vote of Emergent stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Emergent a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of Emergent common stock or take any other action to receive your shares of Aptevo common stock.

There is no current trading market for Aptevo common stock, although Aptevo expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and that “regular-way” trading of Aptevo common stock will begin on the first trading day following the completion of the distribution. Aptevo has applied to have its common stock authorized for listing on The NASDAQ Global Market under the symbol “APVO.” Following the distribution, Emergent common stock will continue to trade on the New York Stock Exchange under the symbol “EBS.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 21

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is July         , 2016.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Aptevo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Aptevo,” “we,” “us,” “our,” “our company” and “the company” refer to Aptevo Therapeutics Inc., a Delaware corporation, and its combined subsidiaries as they will exist assuming the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Emergent” and “Emergent BioSolutions” refer to Emergent BioSolutions Inc., a Delaware corporation, and its consolidated subsidiaries.

This information statement describes the business to be transferred to Aptevo by Emergent in the separation as if the transferred business were Aptevo’s business for all historical periods described. Unless the context otherwise requires, references in this information statement to Aptevo’s historical assets, liabilities, products, businesses or activities are intended to refer to certain historical assets, liabilities, products, businesses or activities of the biosciences business of Emergent, as further described in this information statement, as the business was conducted as part of Emergent prior to completion of the separation.

“Distribution” or “distribution” refers to the distribution of all of Aptevo’s issued and outstanding shares of common stock to Emergent stockholders as of the close of business on the record date for the distribution.

“Separation” or “separation” refers to the separation of the biosciences business from Emergent and the creation of an independent, publicly-traded company, Aptevo, holding the biosciences business through a distribution of shares of Aptevo common stock to Emergent stockholders as of the close of business on the record date.

Trademarks, Trade Names and Service Marks

Aptevo owns or is pursuing the rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Aptevo owns or has rights to use that appear in this information statement include: APTEVO THERAPEUTICS™, APTEVO™, APTEVO BIOTHERAPEUTICS™, APTEVO RESEARCH AND DEVELOPMENT™, ADAPTIR™ (modular protein technology), HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)], VARIZIG® [Varicella Zoster Immune Globulin (Human)], WinRho® SDF [Rho (D) Immune Globulin Intravenous (Human)] and IXINITY® [coagulation factor IX (recombinant)], which may be registered or trademarked in the United States and other jurisdictions. The preceding marks and any and all Aptevo Therapeutics Inc. brand, product, service and feature names, logos and slogans are trademarks or registered trademarks of Aptevo Therapeutics Inc. or its subsidiaries in the United States or other countries. Aptevo’s rights to some of these trademarks may be limited to select markets. Solely for convenience, we only use the ™ or ® symbols the first time any trademark or trade name is mentioned. Each trademark, trade name or service mark of any other company appearing in this information statement is, to Aptevo’s knowledge, owned by such other company.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Aptevo and why is Emergent separating Aptevo’s business and distributing Aptevo’s common stock?

Aptevo, which is currently a wholly-owned subsidiary of Emergent, was formed to hold certain assets of Emergent’s biosciences business. The separation of Aptevo from Emergent and the distribution of Aptevo common stock are intended to provide you with equity investments in two separate and independent publicly-traded companies that will be able to focus on each of their respective businesses. Emergent and Aptevo expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	Emergent is delivering this document to you because you are a holder of record of shares of Emergent common stock. If you are a holder of record of shares of Emergent common stock as of the close of business on July 22, 2016, you are entitled to receive one share of Aptevo common stock for every two shares of Emergent common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Emergent and your investment in Aptevo after the separation.

How will the separation of Aptevo from Emergent work?	As part of the separation, and prior to the distribution, Emergent and its subsidiaries expect to complete an internal reorganization in order to transfer to Aptevo certain assets of the biosciences business that Aptevo will own following the separation. To accomplish the separation, Emergent will distribute all of the outstanding shares of Aptevo common stock to Emergent stockholders on a pro rata basis as a distribution.

Why is the separation of Aptevo structured as a distribution?	Emergent believes that a distribution of shares of Aptevo common stock to the Emergent stockholders in a manner that is generally intended to be tax-free for U.S. federal income tax purposes is an efficient way to separate its biosciences business in a manner that will create long-term value for Emergent, Aptevo and their respective stockholders.

What is the record date for the distribution?	The record date for the distribution will be July 22, 2016.

When will the distribution occur?	It is expected that all of the shares of Aptevo common stock will be distributed by Emergent on August 1, 2016 to holders of record of shares of Emergent common stock at the close of business on July 22, 2016, the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of Emergent as of the record date will not be required to take any action to receive Aptevo common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Emergent common stock or take any other action to receive your shares of Aptevo common stock. Please do not send in your Emergent stock certificates. The distribution will not affect the number of outstanding shares of Emergent common stock or any rights of Emergent stockholders, although it is expected to affect the market value of each outstanding share of Emergent common stock.

How will shares of Aptevo common stock be issued?	You will receive shares of Aptevo common stock through the same channels that you currently use to hold or trade shares of Emergent common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of shares of Aptevo common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Emergent common stock as of the close of business on the record date, including shares owned in certificated form, Emergent, with the assistance of Broadridge Financial Solutions, Inc., the distribution agent for the distribution, which we refer to as the “distribution agent,” will distribute shares of Aptevo common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form or in certificated form. The distribution agent will mail you an account statement that reflects your shares of Aptevo common stock or your bank or brokerage firm will credit your account for the shares.

How many shares of Aptevo common stock will I receive in the distribution?	Emergent will distribute to you one share of Aptevo common stock for every two shares of Emergent common stock held by you of record as of the close of business on July 22, 2016, the record date for the distribution. Based on approximately 40,430,000 shares of Emergent common stock outstanding as of June 30, 2016, a total of approximately 20,215,000 shares of Aptevo common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will Emergent distribute fractional shares of Aptevo common stock in the distribution?	No. Emergent will not distribute fractional shares of Aptevo common stock in the distribution. Fractional shares that Emergent stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The receipt of cash in lieu of fractional shares will be taxable for U.S. federal income tax purposes to the recipient. For additional information, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by Emergent in its sole and absolute discretion) of a number of conditions, including, among others:

•	the continued validity of a private letter ruling received by Emergent from the IRS regarding certain U.S. federal income tax matters relating to the distribution and certain related transactions;

•	the receipt of a tax opinion from counsel to Emergent substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions, taken together, will qualify as a transaction described under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code;

•	the internal reorganization having been completed and the transfer of certain assets and liabilities of the biosciences business from Emergent to Aptevo having been completed in accordance with the separation agreement;

•	no order, injunction, or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws or blue sky laws and the rules and regulations thereunder having been taken or made, and, where applicable, having become effective or been accepted;

•	all governmental approvals necessary to consummate the separation, the distribution and the transactions related thereto and to permit the operation of Aptevo’s business after the distribution date having been obtained and being in full force and effect;

•	the separation and the distribution not violating or resulting in a breach of applicable law or any material contract of Emergent or Aptevo or any of their respective subsidiaries;

•	the approval for listing on The NASDAQ Global Market of the shares of Aptevo common stock to be delivered to the record holders in the distribution having been obtained, subject to official notice of issuance;

•	the U.S. Securities and Exchange Commission declaring effective the registration statement on Form 10 of which this information statement is a part, which we refer to as the Form 10, with no order suspending the effectiveness of the Form 10 in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	this information statement and such other information concerning Aptevo, its business, operations and management, the distribution and such other matters as Emergent shall determine in its sole and absolute discretion and as may otherwise be required by law having been mailed to the holders of record of Emergent common stock on the record date;

•	Emergent’s board of directors authorizing and approving the distribution and not having withdrawn such authorization and approval;

•	Emergent’s board of directors approving the assets and liabilities included in the Aptevo balance sheet; and

•	no other events or developments existing or having occurred that, in the judgment of Emergent’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the transactions related thereto.

Emergent and Aptevo cannot assure you that any or all of these conditions will be met, or that the separation and distribution will be consummated even if all of the conditions are met. Emergent can decline at any time to complete the separation. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. It is expected that the shares of Aptevo common stock will be distributed by Emergent on August 1, 2016 to the holders of record of shares of Emergent common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can Emergent decide to cancel the distribution of Aptevo common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, Emergent has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my Emergent common stock or my Aptevo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Emergent stock?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in shares of Emergent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Emergent common stock that trade in the “regular-way” market will trade with an entitlement to shares of Aptevo common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Aptevo common stock distributed pursuant to the distribution.

If you decide to sell any shares of Emergent common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of Emergent common stock with or without your entitlement to Aptevo common stock pursuant to the distribution.

Where will I be able to trade shares of Aptevo common stock?	Aptevo has applied for the listing of its common stock on The NASDAQ Global Market under the symbol “APVO.” Aptevo anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in Aptevo common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell Aptevo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Aptevo cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Emergent common stock?	Shares of Emergent common stock will continue to trade on the NYSE after the distribution.

Will the number of shares of Emergent common stock that I own change as a result of the distribution?	No. The number of shares of Emergent common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my shares of Emergent stock?	Yes. As a result of the distribution, Emergent expects the trading price of shares of Emergent common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the biosciences business held by Aptevo. There can be no assurance that the combined aggregate market value of Emergent common stock and Aptevo common stock following the separation will be higher than or equal to the aggregate market value of Emergent common stock if the separation did not occur. This means, for example, that the combined trading prices of one share of Emergent common stock and 0.5 shares of Aptevo common stock after the distribution may be equal to, greater than or less than the trading price of one share of Emergent common stock before the distribution.

What are the material U.S. federal income tax consequences of the distribution?	Assuming that the distribution, together with certain related transactions, qualifies as a transaction described under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be includible in the income of, an Emergent stockholder as a result of the distribution, except to the extent such stockholder receives cash in lieu of fractional shares. An Emergent stockholder will have an aggregate tax basis in the shares of Aptevo common stock received in the distribution and shares of Emergent common stock held immediately after the distribution equal to such stockholder’s aggregate tax basis in the shares of Emergent common stock immediately before the distribution (allocated between the shares of Emergent common stock and Aptevo common stock in proportion to relative fair market values on the distribution date). For more information regarding the material U.S. federal income tax consequences of the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

You should consult your tax advisor about the particular tax consequences of the distribution to you, including the consequences under state, local and non-U.S. tax laws.

What will Aptevo’s relationship be with Emergent following the separation?

Following the separation and distribution, Aptevo and Emergent will operate separately, each as an independent public company. Aptevo will enter into a separation and distribution agreement with Emergent to effect the separation. In connection with the separation, Aptevo will also enter into various other agreements to provide a framework for its relationship with Emergent after the separation, including a non-negotiable promissory note, a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement. These agreements will provide for the allocation between Aptevo and Emergent of Emergent’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Aptevo’s separation from Emergent and will govern certain relationships between Aptevo and Emergent after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Following the spin-off, will Aptevo have cash on hand to fund its operating expenses and capital expenditures?	Prior to or upon the completion of the spin-off, Emergent will make a cash capital contribution of $45 million to Aptevo to fund Aptevo’s operations. In addition, within six to 12 months following the distribution, it is expected that Emergent will transfer to Aptevo an additional $20 million in cash pursuant to a non-negotiable, unsecured promissory note that Emergent will issue to Aptevo prior to the distribution. This cash capital contribution, together with the cash Aptevo expects to receive under the promissory note, commercial product revenue and partnering revenue, is in an amount that Aptevo estimates will, based on its current plans and expectations, meet its cash needs for at least 12 months after the completion of the spin-off. Prior to or after such time, Aptevo expects that it will be able to access the equity or debt capital markets for additional funding. To enhance long-term financial flexibility, Aptevo is evaluating entering into a credit facility or other debt financing arrangement for up to $40 million with one or more financial institutions that would be entered into in connection with the completion of the spin-off.

Who will manage Aptevo after the separation?	Aptevo will benefit from a management team with a background in the biotechnology industry. Led by Marvin L. White, who will be Aptevo’s Chief Executive Officer after the separation, Aptevo’s management team possesses significant knowledge and experience with our business and in our industry. Aptevo’s executive management team also includes Jeffrey G. Lamothe and Scott C. Stromatt, who have held senior positions of responsibility at Emergent. Dr. Stromatt has served as Chief Medical Officer for the last six years at Emergent and will continue the clinical development programs for the ADAPTIR molecules that he has designed and directed. For more information regarding Aptevo’s management, see “Management.”

Are there risks associated with owning Aptevo common stock?	Yes. Ownership of Aptevo common stock is subject to both general and specific risks relating to Aptevo’s business, the industry in which it operates, its ongoing contractual relationships with Emergent and its status as a separate, publicly-traded company. Ownership of Aptevo common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 21. We encourage you to read that section carefully.

Does Aptevo plan to pay dividends?	No. Aptevo currently does not expect that it will pay any dividends. The declaration and payment of any dividends in the future by Aptevo will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Dividend Policy.”

Will Aptevo incur any indebtedness prior to or at the time of the distribution?	No. Aptevo will not incur any indebtedness prior to or at the time of the distribution. However, to enhance long-term financial flexibility, Aptevo is actively evaluating entering into a credit facility or other debt financing arrangement for up to $40 million with one or more financial institutions that would be entered into in connection with the spin-off.

Who will be the distribution agent, transfer agent and registrar for the Aptevo common stock?	The distribution agent, transfer agent and registrar for the Aptevo common stock will be Broadridge Financial Solutions, Inc. For questions relating to the transfer or mechanics of the distribution, you should contact:

Shareholder Services
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Tel: (800) 733-1121
shareholder@broadridge.com

Where can I find more information about Emergent and Aptevo?	If you have any questions relating to Emergent’s business performance or, before the distribution, relating to Aptevo’s business performance, you should contact:

Emergent BioSolutions Inc.
Investor Relations
400 Professional Drive, Suite 400
Gaithersburg, Maryland 20879
Tel: (240) 631-3280
investorrelations@ebsi.com

After the distribution, if you have any questions relating to Aptevo’s business performance, you should contact:

Aptevo Therapeutics Inc.
Investor Relations
2401 4th Ave., Suite 1050
Seattle, Washington 98121
Tel: (206) 838-0500
www.AptevoTherapeutics.com
jlamothe@apvo.com

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and Aptevo’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Aptevo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Aptevo,” “we,” “us,” “our,” “our company” and “the company” refer to Aptevo Therapeutics Inc., a Delaware corporation, and its combined subsidiaries as they will exist assuming the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Emergent” and “Emergent BioSolutions” refer to Emergent BioSolutions Inc., a Delaware corporation, and its consolidated subsidiaries.

This information statement describes the business to be transferred to Aptevo by Emergent in the separation as if the transferred business were Aptevo’s business for all historical periods described. Unless the context otherwise requires, references in this information statement to Aptevo’s historical assets, liabilities, products, businesses or activities are intended to refer to certain historical assets, liabilities, products, businesses or activities of the biosciences business of Emergent, as further described in this information statement, as the business was conducted as part of Emergent prior to completion of the separation.

“Distribution” or “distribution” refers to the distribution of all of Aptevo’s issued and outstanding shares of common stock to Emergent stockholders as of the close of business on the record date for the distribution.

“Separation” or “separation” refers to the separation of the biosciences business from Emergent and the creation of an independent, publicly-traded company, Aptevo, holding the biosciences business through a distribution of shares of Aptevo common stock to Emergent stockholders as of the close of business on the record date.

Our Company

Aptevo Therapeutics Inc. is a biotechnology company focused on novel oncology (cancer) and hematology (blood disease) therapeutics to meaningfully improve patients’ lives. Our core technology is the ADAPTIR™ (modular protein technology) platform. We also have four revenue-generating products in the areas of hematology and infectious diseases, as well as various investigational stage product candidates in immuno-oncology. Aptevo, which is currently a wholly-owned subsidiary of Emergent BioSolutions Inc., was formed to own and operate certain assets from the biosciences business of Emergent in connection with the separation and distribution described in this information statement.

We were incorporated in the state of Delaware in February 2016. We have applied for the listing of Aptevo’s common stock on the NASDAQ Global Market under the symbol “APVO.” Our principal executive offices will be located at 2401 4th Ave., Suite 1050, Seattle, Washington 98121. Our telephone number following the separation will be (206) 838-0500. We will maintain an internet site at www.AptevoTherapeutics.com. Our website and the information contained on the website or connected to the website shall not be deemed to be incorporated into this information statement, and you should not rely on any such information in making an investment decision.

Our Products

Our investigational stage product candidates MOR209/ES414, ES210, ES425 and otlertuzumab are built on our novel ADAPTIRTM (modular protein technology) platform, which is designed to expand on the utility and effectiveness of therapeutic antibodies.1 The technology can produce monospecific and multispecific immunotherapeutic proteins that specifically bind to one or more targets, for example, bispecific therapeutic molecules, which may have structural advantages over monoclonal antibodies.2

The mechanisms of action for MOR209/ES414, ES210, ES425 and otlertuzumab include redirected T-cell cytotoxicity, or RTCC, by which a therapeutic molecule brings T-cells3 into contact with tumor cells and trigger tumor killing, or targeted delivery of cytokines (or immune modulating protein) to diseased cells. The structural differences of ADAPTIR molecules over monoclonal antibodies allow for the development of new ADAPTIR immunotherapeutics that engage disease targets in a novel manner and produce a unique signaling response. We are skilled at product candidate generation, validation and subsequent pre-clinical and clinical development using the ADAPTIR platform. We have the ability to progress ADAPTIR molecules from concept to marketed product by way of our protein engineering, pre-clinical development and process development capabilities and cGMP manufacturing oversight. We also have the ability to launch, market and commercialize these product candidates upon approval.

Our marketed products are:

•	WinRho® SDF [Rho(D) Immune Globulin Intravenous (Human)], for treatment of autoimmune platelet disorder, also called immune thrombocytopenic purpura, or ITP,[4] and, separately, for the treatment of hemolytic disease of the newborn, or HDN;[5]

•	HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)], for prevention of hepatitis-B recurrence following liver transplantation in HBsAg-positive liver transplant patients, and for treatment following exposure to hepatitis-B;

•	VARIZIG® [Varicella Zoster Immune Globulin (Human)], for treatment following exposure to varicella zoster virus, which causes chickenpox, in high-risk individuals; and

•	IXINITY® [coagulation factor IX (recombinant)], indicated in adults and children 12 years of age and older with hemophilia B for control and prevention of bleeding episodes, and management of bleeding during operations.[6]

Our investigational stage product candidates include:

•	MOR209/ES414, a bispecific immunotherapeutic ADAPTIR protein, currently in Phase 1, targeting prostate specific membrane antigen, or PSMA, an enzyme that is expressed on the surface of prostate

[1]	An antibody is a blood protein produced in response to and counteracting a specific antigen, which is a bacteria, virus or other foreign substance that induces an immune response in the body.
[2]	Monoclonal antibodies are identical antibodies from clones or copies of a unique parent cell that can bind only to one target. A bispecific protein therapeutic can bind to two different targets. Some bispecific protein therapeutics have similar structures to antibodies and are known as “bispecific antibodies.” The function of a bispecific requires two distinct binding domains to perform a unique mechanism that cannot be accomplished by a traditional monospecific antibody.
[3]	T-cells are a type of white blood cell. T-cells are part of the immune system and develop from stem cells in the bone marrow. They help protect the body from infection and are believed to help fight cancer.
[4]	ITP is a disease in which platelets are destroyed by a patient’s own immune system.
[5]	HDN is a disease in which the mother’s immune system attacks the newborn’s red blood cells.
[6]

Factor IX is a protein produced naturally by the body that assists with blood clotting and wound healing. A deficiency in factor IX protein causes hemophilia B. Some patients with hemophilia B do not naturally produce enough factor IX and can easily be injured. Recombinant factor IX therapeutic provides a benefit to patients by increasing the concentration of factor IX in their blood, which helps the blood form clots to prevent uncontrolled bleeding.

cancer cells. It is being developed under our collaboration with MorphoSys AG for metastatic castration-resistant prostate cancer, which is advanced prostate cancer that has spread to other organs and no longer responds to hormone blocking therapies;

•	ES210, a bispecific ADAPTIR protein therapeutic that is currently in pre-clinical development for inflammatory bowel disease and other autoimmune and inflammatory diseases;

•	otlertuzumab, a monospecific ADAPTIR protein therapeutic that is currently in Phase 2 clinical development for chronic lymphocytic leukemia, or CLL;

•	5E3 mAb, a monoclonal antibody therapeutic that is currently in pre-clinical development for Alzheimer’s disease;

•	ES425, a bispecific immunotherapeutic ADAPTIR protein that targets ROR1 (receptor tyrosine kinase-like orphan receptor 1, a protein expressed on solid tumors, leukemias, and lymphomas),[7] which is currently in pre-clinical development for a variety of hematologic malignancies and solid tumors; and

•	Other protein therapeutic product candidates primarily targeting immuno-oncology.

Our Strategies

We seek to grow our business by, among other things:

Advancing our ADAPTIR platform, initially focusing upon immuno-oncology, to develop novel treatments. We intend to focus on product development using ADAPTIR, our modular protein platform technology. We intend to develop the MOR209/ES414 program in collaboration with MorphoSys AG, with the goal of commercializing the product in North America. We plan to select and create bispecific ADAPTIR therapeutics that redirect T-cell cytotoxicity, or RTCC, for early development, potentially with other collaborative partners, to further validate the potential of the ADAPTIR platform and expand the pipeline. As part of the selection process, we intend to strongly favor candidates that we believe have the potential to demonstrate proof of concept early in development. We expect to continue to develop the platform to address unmet medical needs, through directed cytokine delivery via bispecifics in areas including oncology, and multispecific molecules in oncology, autoimmune disease and other therapeutic areas. Our goal is to leverage this technology to seek targeted investment in bispecific ADAPTIR therapeutics.

Continuing to develop new products. We are committed to new product development. We have expertise in molecular biology, antibody engineering and the development of protein therapeutics, including cell line development, protein purification, process development and analytical characterization. We believe that these core areas of expertise enable the development of therapeutics based on the ADAPTIR platform technology from design, pre-clinical testing, and clinical development to preparation of a Biologics License Application, or BLA.

Establishing collaborative partnerships to broaden our pipeline and provide funding for research and development. We intend to continue to develop and grow our product portfolio through internal research and development as well as through collaborations potentially with other biopharmaceutical companies, academia and non-governmental organizations.

Successfully commercializing specialty products to create financial capacity for investment in our pipeline. We intend to continue to expand sales of IXINITY and maximize the financial contribution of our hyperimmune products WinRho, HepaGam B and VARIZIG for the purpose of funding our research and development efforts. We intend to make the investments required to further the launch of IXINITY and to optimize the revenue-generating capacity of our other products.

[7]	ROR1 is an antigen found on several solid tumors and hematologic, or blood-related malignancies.

Risks Related to Our Business, the Separation and our Common Stock

An investment in Aptevo common stock is subject to a number of risks, including risks related to Aptevo’s business, risks related to the separation and risks related to Aptevo’s common stock. The following list of risk factors is not exhaustive. Please read carefully the information described under “Risk Factors,” beginning on page 21 of this information statement, for a more thorough description of these and other risks.

Risks Related to Aptevo’s Business

•	We have a history of losses and may not be profitable in the future.

•	We will require significant additional funding and may be unable to raise capital when needed or on acceptable terms, which would harm our ability to grow our business, results of operations and financial condition.

•	Our business depends on the continued success of our commercial product portfolio, consisting of WinRho SDF, HepaGam B, VARIZIG and IXINITY.

•	Our ability to grow revenues and execute on our long-term strategy depends heavily on our ability to discover, develop, and obtain marketing approval for additional products or product candidates.

•	We may not be successful in our efforts to use and further develop our ADAPTIR platform to expand our pipeline of product candidates.

•	We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.

•	Our Biologic Products may face risks of competition from biosimilar manufacturers.

•	The commercial success of our products will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

•	Changes in health care systems and payor reimbursement policies could result in a decline in our potential sales and a reduction in our expected revenue from our products.

•	Our revenues also depend on the availability outside the United States of adequate pricing and reimbursement from third-party payors for our current and future drug products, if any.

•	If we are not able to convince hospitals and managed care organizations to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

•	If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our sales, results of operations and financial condition could be adversely affected.

•	We rely on third parties to distribute some of our products and those third parties may not perform.

•	Following the separation, the loss of any of our sole source manufacturers, or delays or problems in the manufacture of our products or product candidates, could result in product shortages, leading to lost revenue, and otherwise materially and adversely affect our business, financial condition, results of operations and growth prospects.

•	Following the separation, Emergent will continue to own the manufacturing know-how necessary for the manufacture of WinRho SDF, HepaGam B and VARIZIG. If our rights to use this manufacturing know-how are terminated, we will not be able to manufacture these products, which would lead to lost revenue and otherwise materially and adversely affect our business, financial condition, results of operations and growth prospects.

•	Manufacturing biologic products, especially in large quantities, is complex and time consuming. Delays or problems in the manufacture of our products or product candidates could materially and adversely affect our business, financial condition, results of operations and growth prospects.

•	If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s or foreign regulatory authorities’ strict regulatory requirements, the FDA or their foreign counterparts will not approve their manufacturing facilities, which would result in significant delays in obtaining FDA or foreign marketing approvals for our product candidates.

•	If Emergent or other third parties on whom we rely to manufacture and support the development and commercialization of our products do not fulfill their obligations or we are unable to establish or maintain such arrangements, the development and commercialization of our products may be terminated or delayed, and the costs of development and commercialization may increase.

•	If we are unable to successfully develop our business infrastructure and operations, our ability to generate future product revenue will be adversely affected.

•	We are subject to a number of risks and uncertainties associated with our international activities and operations and may not be successful in our efforts to expand internationally.

•	Our long term success depends, in part, upon our ability to develop, receive regulatory approval for and commercialize our product candidates and, if we are not successful, our business and operating results may suffer.

•	Generally, no product can receive FDA approval, marketing authorization from the European Commission or the competent authorities of the EU Member States, or approval from comparable regulatory agencies in foreign countries unless data generated in human clinical trials demonstrates both safety and efficacy for each target indication in accordance with such authority’s standards.

•	Regulatory approval for any approved product is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and we may incur significant liability if it is determined that we are promoting the “off-label” use of any of our products.

•	Even after regulatory approval is received, if we, or third parties on whom we rely to manufacture or distribute our products or product candidates, fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, they could be subject to restrictions, penalties or withdrawal from the market.

•	If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

•	If we fail to comply with our obligations under U.S. governmental pricing programs, we could be required to reimburse government programs for underpayments and could pay penalties, sanctions and fines.

•	The failure to obtain or maintain regulatory approval in international jurisdictions could prevent us from marketing our products abroad and could limit the growth of our business.

•	Our international operations increase our risk of exposure to potential claims of bribery and corruption.

•	Our operations, including our use of hazardous materials, chemicals, bacteria and viruses, require us to comply with regulatory requirements and expose us to significant potential liabilities.

•	The U.S. federal budget sequestration process may have a significant impact on our business.

•	Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

•	Public concern regarding the safety of drug products could result in the inclusion of unfavorable information in our labeling, or require us to undertake other activities that may entail additional costs.

•	Our business depends on our success in developing and commercializing our product candidates. If we are unable to commercialize these product candidates, or experience significant delays or unanticipated costs in doing so, our business would be materially and adversely affected.

•	Clinical trials of product candidates are expensive and time-consuming, and their outcome is uncertain. We must invest substantial amounts of time and financial resources in these trials, which may not yield viable products.

•	Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified that could delay, prevent or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

•	We depend on third parties to conduct our clinical and non-clinical trials. If these third parties do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates and, as a result, our business may suffer.

•	We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

•	If our competitors are able to obtain orphan drug exclusivity for a product that is competitive with one or more of our product candidates and we cannot show that our product candidate is clinically superior, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

•	If we do not obtain orphan drug exclusivity for our drug products, which do not have patent protection, our competitors may then sell the same drug to treat the same condition.

•	If we are unable to protect our intellectual proprietary rights, our business could be harmed.

•	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries we may have to expend substantial sums and management resources.

•	Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management and could materially affect our business.

•	Our Aptevo trademarks may be opposed which could have a material and adverse effect on our business.

•	If a third-party files a trademark infringement claim against us, defending ourselves against such claim could be costly, time-consuming and distracting to management, and if we are unsuccessful in our defense, we could face an injunction and damages, all of which could have a material and adverse effect on our business.

•	We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

•	If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

•	If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

•	We may not be successful in establishing and maintaining collaborations that leverage our capabilities in pursuit of developing and commercializing our product candidates.

•	We may seek debt financing, which may restrict the operation of our business and limit the cash available for investment in our business operations.

•	We may not achieve profitability in future periods or on a consistent basis.

•	Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturns.

•	Credit and financial market conditions may exacerbate certain risks affecting our business.

•	The way that we account for our operational and business activities is based on estimates and assumptions that may differ from actual results.

•	We face product liability exposure, which could cause us to incur substantial liabilities and negatively affect our business, financial condition and results of operations.

•	We rely significantly on information technology systems and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively or result in data leakage of proprietary and confidential business and employee information.

•	Our success is dependent on our continued ability to attract, motivate and retain key personnel, and any failure to attract or retain key personnel may negatively affect our business.

•	We are subject to periodic litigation, which could result in losses or unexpected expenditure of time and resources.

Risks Related to the Separation

•	Until the separation occurs, Emergent has sole discretion to change the terms of the separation in ways which may be unfavorable to us.

•	If the proposed separation is consummated, we may not realize some or all of the anticipated benefits due to a number of factors.

•	We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

•	Emergent may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

•	As we continue to build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

•	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone publicly-traded company following the distribution.

•	In connection with our separation from Emergent, Emergent will indemnify us for certain liabilities and we will indemnify Emergent for certain liabilities. If we are required to pay under these indemnities to Emergent, our financial results could be negatively impacted. The Emergent indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Emergent will be allocated responsibility, and Emergent may not be able to satisfy its indemnification obligations in the future.

•	If the distribution, together with certain related transactions, does not qualify as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code, Emergent, Aptevo, and Emergent stockholders could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify Emergent for taxes and related expenses resulting from the failure of the transaction to so qualify.

•	We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Emergent.

•	We expect to incur both one-time and ongoing material costs and expenses as a result of our separation from Emergent, which could adversely affect our results of operations.

•	The transfer or assignment to us of certain contracts and other assets requires the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future.

•	If the distribution occurs and you do not want to receive Aptevo common stock in the distribution, your sole recourse will be to divest yourself of your Emergent common stock prior to the record date.

•	The combined post-separation value of a one share of Emergent common stock and 0.5 shares of Aptevo common stock may not equal or exceed the pre-distribution value of a share of Emergent common stock.

•	We may not be able to engage in certain corporate transactions after the separation.

•	After the separation, certain of our executive officers and/or directors may have actual or potential conflicts of interest because of their previous positions at Emergent.

Risks Related to Aptevo’s Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

•	The public announcement of data from clinical studies or news of any developments related to our product pipeline may cause significant volatility in our stock price. If the development of any of our key pipeline products is delayed or discontinued, our stock price could decline significantly.

•	Your percentage of ownership in Aptevo may be diluted in the future.

•	Fuad El-Hibri, the chairman of our Board of Directors, has significant influence over us through his substantial beneficial ownership of our common stock, including an ability to influence the election of the members of our Board of Directors, or delay or prevent a change of control of us.

•	Provisions under Delaware law and in our restated certificate of incorporation and amended and restated by-laws may discourage acquisition proposals, delay a change in control or prevent transactions that stockholders may consider favorable.

•	Our by-laws include an exclusive forum provision that could limit our stockholders’ ability to obtain a judicial forum viewed by stockholders as more favorable for disputes with us or our directors, officers or other employees or certain stockholders.

•	Because we currently do not expect to pay dividends following the distribution, investors will benefit from an investment in our common stock only if it appreciates in value.

•	A significant portion of our shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly.

The Separation and Distribution

On August 6, 2015, Emergent announced its intention to separate its biosciences business. The separation will occur by means of a pro rata distribution to Emergent stockholders of 100% of the shares of common stock of Aptevo, which was formed to hold certain assets and liabilities of Emergent’s biosciences business. In connection with this distribution, we expect that Emergent will complete an internal reorganization, which we refer to as the “internal reorganization”. As a result of the internal reorganization, Aptevo will become the parent company of those Emergent operations and will comprise those operations and the entities that will conduct the biosciences business as described in this information statement.

On July 10, 2016, the Emergent board of directors approved the distribution of all of the issued and outstanding shares of Aptevo common stock on the basis of one share of Aptevo common stock for every two shares of Emergent common stock held as of the close of business on July 22, 2016, the record date for the distribution.

Aptevo’s Post-Separation Relationship with Emergent

Following the separation and distribution, Aptevo and Emergent will operate separately, each as an independent public company. Aptevo will enter into a separation and distribution agreement with Emergent to effect the separation. In connection with the separation, Aptevo will also enter into various other agreements to provide a framework for its relationship with Emergent after the separation, including a non-negotiable promissory note, a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement. These agreements will provide for the allocation between Aptevo and Emergent of Emergent’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Aptevo’s separation from Emergent and will govern certain relationships between Aptevo and Emergent after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

The Emergent board of directors believes that separating the biosciences business from the biodefense business of Emergent is in the best interests of Emergent and its stockholders for a number of reasons, including the following:

•	Allocation of Capital. The Emergent board believes that the separation will permit each company to allocate its financial resources in a manner more tailored to its own commercial and strategic priorities and eliminate the competition for capital that has arisen between the two businesses.

•	Targeted Investment Opportunities. The Emergent board believes that the separation will (1) allow each company to target investors attracted to its business profile, (2) allow investors to separately value each company based on its unique investment identity and (3) attract investors to each company that are not willing to invest in a combined entity but are willing to invest in a distinct “pure play” company.

•	Access to Capital and Acquisition Currency. The Emergent board believes that the separation will create an independent equity currency for each of Emergent and Aptevo that will afford each company (1) direct, standalone access to the capital markets, (2) the opportunity to capitalize on its unique growth opportunities and (3) facilitate an ability to finance future acquisitions using its capital stock.

•	Management Focus and Operational Efficiency. The Emergent board believes that the separation will permit the management of each company to tailor business strategies to best pursue targeted opportunities for long-term growth and profitability and enhance the business focus of each company and better align resources to achieve strategic priorities.

•	Competitive Equity Compensation. The Emergent board believes that the separation will permit Aptevo to use equity compensation to attract and retain top talent in a manner and degree consistent with its operational priorities and growth prospects and more competitive with its industry peers, and that the separation will better align the value of equity compensation with the performance of the business for which the individual is employed, which is expected to make equity compensation more attractive to potential and existing employees.

The Emergent board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•	Increased Administrative Costs. As a current part of Emergent, Aptevo takes advantage of certain functions performed by Emergent, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Emergent will not perform certain of these functions for Aptevo, and, because of Aptevo’s smaller scale as a standalone company, Aptevo’s cost of performing such functions may be higher than the amounts reflected in Aptevo’s historical financial statements, which may adversely affect Aptevo’s results of operations.

•	Disruption Related to the Separation. The actions required to separate Emergent’s and Aptevo’s respective businesses could disrupt Aptevo’s operations.

•	Increased Impact of Certain Costs. Certain costs and liabilities that were otherwise less significant to Emergent as a whole will be more significant for Aptevo as a standalone company due to Aptevo being smaller than Emergent.

•	Significant Separation Costs. Emergent and Aptevo will incur costs in connection with the transition to being standalone public companies that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Aptevo, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems.

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. Aptevo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (1) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing its business; and (2) following the separation, Aptevo may be more susceptible to market fluctuations and other adverse events than if Aptevo were still a part of Emergent because its business will be less diversified than Emergent’s business prior to the completion of the separation.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that Aptevo will enter into with Emergent, for a period of two years following the separation, Aptevo will be restricted from taking certain actions that could cause the distribution, together with certain related transactions, to fail to qualify as a tax-free transaction for U.S. federal income tax purposes. During this period, these restrictions may limit Aptevo’s ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of its business.

•	Loss of Scale. As a current part of Emergent, Aptevo takes advantage of Emergent’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, Aptevo may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Emergent obtained prior to completion of the separation.

•	Loss of Joint Arrangements. As a current part of Emergent, Aptevo takes advantage of Emergent’s overall presence to procure more advantageous distribution arrangements. After the separation, as a standalone company, Aptevo may be unable to obtain similar arrangements to the same extent as Emergent did, or on terms as favorable as those Emergent obtained, prior to completion of the separation.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Aptevo or Emergent common stock or whether the combined market value of 0.5 shares of Aptevo common stock and one share of Emergent common stock will be less than, equal to, or greater than the market value of one share of Emergent common stock prior to the distribution.

In determining to pursue the separation, the Emergent board of directors concluded that the potential benefits of the separation outweighed the potential negative factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

Aptevo Therapeutics Inc. was incorporated in Delaware in February 2016 for the purpose of holding certain assets and liabilities of Emergent’s biosciences business in connection with the separation and distribution described in this information statement. Prior to the contribution of this business to Aptevo, which will occur over a period of several months prior to the distribution, Aptevo will have no operations. The address of Aptevo’s principal executive offices will be 2401 4th Ave., Suite 1050, Seattle, Washington 98121. Aptevo’s telephone number following the separation will be (206) 838-0500.

Aptevo will also maintain an internet site at www.AptevoTherapeutics.com. Aptevo’s website and the information contained on the website or connected to the website shall not be deemed to be incorporated into this information statement, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Emergent who will receive shares of Aptevo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Aptevo’s securities. The information contained in this information statement is believed by Aptevo to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Emergent nor Aptevo will update the information except in the normal course of their respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table sets forth summary historical financial information for the periods indicated below. The summary balance sheet data as of March 31, 2016 and the summary statement of operations data for the three months ended March 31, 2016 and 2015 have been derived from the unaudited condensed combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., which are included elsewhere in the information statement. The summary balance sheet data as of December 31, 2015 and 2014 and the summary statement of operations data for the years ended December 31, 2015, 2014 and 2013 have been derived from the audited combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., which are included elsewhere in the information statement.

The combined financial statements have been prepared on a “carve-out” basis for the purpose of presenting the Biosciences Business of Emergent BioSolutions Inc. financial position, results of operations and cash flows. Aptevo did not operate as a standalone entity in the past and accordingly the selected financial data presented herein is not necessarily indicative of Aptevo’s future performance and does not reflect what Aptevo’s performance would have been had Aptevo operated as an independent publicly-traded company during the periods presented.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 have been prepared as if the separation had occurred on January 1, 2015. The unaudited pro forma combined balance sheet as of March 31, 2016 has been prepared as if the separation had occurred on March 31, 2016. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. The unaudited pro forma financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what Aptevo’s financial position or performance would have been had the separation occurred on the dates indicated, nor does it project the financial position or performance at any future date or period.

The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Combined Financial Information”, and the audited and unaudited combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., and corresponding notes included elsewhere in this information statement.

	Three Months Ended March 31,			Year Ended December 31,
(in thousands)	Pro Forma 2016	2016	2015	Pro Forma 2015	2015	2014	2013
Statements of Operations Data:
Revenues	$8,067	$8,067	$11,663	$33,601	$33,601	$45,631	$170
Loss from operations	(11,922)	(12,982)	(11,102)	(59,136)	(61,100)	(51,492)	(53,355)
Net loss	(11,829)	(12,890)	(11,022)	(57,418)	(59,317)	(51,115)	(53,337)

Balance Sheet Data:
Cash and cash equivalents	$45,000	$3,072	N/A	N/A	$4,637	$3,593	$—
Total assets	141,589	112,605	N/A	N/A	112,456	119,971	50,528
Total long-term liabilities	4,053	4,053	N/A	N/A	3,895	5,528	18
Total stockholders’ equity	118,846	89,862	N/A	N/A	88,618	94,608	44,544

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Aptevo and Aptevo’s common stock. Any of the following risks could materially and adversely affect Aptevo’s results of operations, financial condition or financial prospects. The risk factors generally have been separated into three groups: risks related to Aptevo’s business, risks related to the separation and risks related to Aptevo’s common stock.

RISKS RELATED TO APTEVO’S BUSINESS

Operating Risks

We have a history of losses and may not be profitable in the future.

Our historical combined financial data was carved out from the financial information of Emergent and shows that had we been a standalone company, we would have had a history of losses, and we may be unable to achieve or sustain profitability going forward.

For the quarter ended March 31, 2016, we incurred a net loss of $12.9 million and had an accumulated deficit of $244.9 million as of March 31, 2016. For the years ended December 31, 2015, 2014 and 2013, we incurred a net loss of $59.3 million, $51.1 million and $53.3 million, respectively.

For the quarter ended March 31, 2016, net cash used in our operating activities was $14.1 million. For the years ended December 31, 2015, 2014 and 2013, net cash used in our operating activities was $48.8 million, $47.0 million and $51.4 million, respectively. If we cannot achieve or sustain profitability or generate positive cash from operating activities, our business operations may be adversely impacted and the trading value of our common stock may decline.

We will require significant additional funding and may be unable to raise capital when needed or on acceptable terms, which would harm our ability to grow our business, results of operations and financial condition.

In accordance with the separation agreement, Emergent has committed to provide us with a total of approximately $65 million in cash funding. Emergent will provide us with a cash contribution of $45 million prior to or upon the completion of the separation to be used to fund our operations. Within six to 12 months following the distribution, it is expected that Emergent will transfer to us an additional $20 million in cash pursuant to a non-negotiable, unsecured promissory note that Emergent will issue to us prior to the distribution. Emergent’s ability to satisfy its obligations under the promissory note will be subject to, among other things, Emergent’s capital availability and cash flow following the distribution. As a result, there can be no assurance that we will receive all or any portion of the $20 million contemplated by the promissory note. For further discussion of this funding arrangement, see “Certain Relationships and Related Party Transactions—Funding Arrangement.” In addition to the anticipated cash transfers from Emergent in connection with the separation, in the future we will require significant additional funding to grow our business, including to develop additional products, support commercial marketing activities or otherwise provide additional financial flexibility. To enhance long-term financial flexibility, Aptevo is evaluating entering into a credit facility or other debt financing arrangement for up to $40 million with one or more financial institutions that would be entered into in connection with the completion of the spin-off. There can be no assurance that any such credit facility or other debt financing arrangement will be obtained on favorable terms or at all.

Following the separation, we expect to have approximately $45 million of cash and cash equivalents. Our future capital requirements will depend on many factors, including, among others:

•	the level, timing and cost of product sales;

•	the collection of accounts receivable from customers;

•	the extent to which we invest in products or technologies;

•	the ability to secure partnerships and/or collaborations;

•	capital improvements to new or existing facilities;

•	the payment obligations under any future indebtedness;

•	the scope, progress, results and costs of our development activities;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs associated with the separation from Emergent and costs associated with performance under agreements to be entered into with Emergent; and

•	the costs associated with replicating or outsourcing from other providers certain facilities, systems, operational and administrative infrastructure, including information technology infrastructure, and personnel, to which we will no longer have access after our separation from Emergent.

If our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through bank loans, public or private equity or debt offerings or collaboration and licensing arrangements. Public or bank debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, pursuing acquisition opportunities or declaring dividends. If we raise funds by issuing equity securities, our stockholders may experience dilution. If we raise funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us.

Furthermore, to preserve the tax-free treatment to Emergent and its stockholders of the distribution, together with certain related transactions, we will be restricted, under the tax matters agreement that we will enter into with Emergent, from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes, including restrictions on equity capital market transactions, as discussed in greater detail in the risk factor below entitled “We may not be able to engage in certain corporate transactions after the separation” and the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

Current economic conditions may make it difficult to obtain financing on attractive terms, or at all. If financing is unavailable or lost, our business, results of operations, financial condition and financial prospects would be adversely affected and we could be forced to delay, reduce the scope of or eliminate many of our planned activities.

Our business depends on the continued success of our commercial product portfolio, consisting of WinRho SDF, HepaGam B, VARIZIG and IXINITY.

Our ability to maintain and grow revenues depends significantly on the success of our marketed products, and critical factors in such success include the continued acceptance by the medical community and the future market demand and medical need for our marketed products. If we are unable to continue to maintain and grow revenues from product sales, our future operating results and financial condition could be adversely affected.

Our commercial portfolio consists of four revenue-generating products, consisting of WinRho SDF, HepaGam B, VARIZIG and IXINITY. We expect revenues from our product sales to continue to account for a significant portion of our revenue following the separation. The commercial success of our marketed products depends upon:

•	the continued acceptance by regulators, physicians, patients and other key decision-makers of our products as safe, therapeutic and cost-effective options;

•	our ability to further develop our products and obtain marketing approval for their use in additional patient populations and the clinical data we generate to support expansion of the product label;

•	the ability of Emergent and our other third-party manufacturing partners to provide us with sufficient saleable quantities of our marketed products;

•	the impact of competition from existing competitive products and from competitive products that may be approved in the future;

•	the continued safety and efficacy of our marketed products;

•	to what extent and in what amount government and third-party payors cover or reimburse for the costs of our marketed products; and

•	our success and the success of our third-party distributors in selling and marketing our products, including in countries outside the United States.

The failure to maintain or increase revenue from sales of our products could have a material adverse effect on our business, financial condition, results of operations and growth prospects. We may choose to increase the price of our products, and these price adjustments may negatively affect our sales volumes. In addition, our product sales may fluctuate significantly from quarter to quarter, depending on the number of patients receiving treatment, the availability of supply to meet the demand for the product, the dosing requirements of treated patients and other factors. If sales of our commercial products were to decline, we could be required to make an allowance for excess or obsolete inventory, increase our provision for product returns, or we could incur other costs related to operating our business, each of which could negatively impact our results of operations and our financial condition.

Commercialization Risks

Our ability to grow revenues and execute on our long-term strategy depends heavily on our ability to discover, develop, and obtain marketing approval for additional products or product candidates.

In order for us to achieve our long-term business objectives, we will need to successfully discover and/or develop and commercialize additional products or product candidates. Although we have made, and expect to continue to make, significant investments in research and development, we have had only a limited number of our internally-discovered product candidates reach the clinical development stage. Drug discovery and development is a complex, time-consuming and expensive process that is fraught with risk and a high rate of failure. The failure by us to successfully discover and/or develop, obtain marketing approval for and commercialize additional products and product candidates would likely have a material adverse effect on our ability to grow revenues and improve our financial condition.

We may not be successful in our efforts to use and further develop our ADAPTIR platform to expand our pipeline of product candidates.

A key element of our strategy is to expand our product pipeline of immuno-therapeutics based on our ADAPTIR platform technology. We plan to select and create redirected T-cell cytotoxicity, or RTCC, candidates for early development, potentially with other collaborative partners. We expect to continue to develop the platform to address unmet medical needs through directed cytokine delivery via bispecifics in areas including oncology, and multispecific molecules in oncology, autoimmune disease and other therapeutic areas. Our goal is to leverage this technology to seek targeted investment in bispecific ADAPTIR therapeutics. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based on our

ADAPTIR platform technology, our ability to obtain product revenues in future periods may be adversely affected, which likely would result in harm to our financial position and our financial prospects and adversely affect our stock price.

We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.

The development and commercialization of new biotechnology products is highly competitive and subject to rapid technological advances. We may face future competition with respect to our products, our current product candidates and any product candidates we may seek to develop or commercialize in the future obtained from other companies and governments, universities and other non-profit research organizations. Our competitors may develop products that are safer, more effective, more convenient or less costly than any products that we may develop or market, or may obtain marketing approval for their products from the U.S. Food and Drug Administration, or the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our products. Our competitors may devote greater resources to market or sell their products, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition more successfully than we can, or more effectively negotiate third-party licensing and collaborative arrangements. Many of our competitors are substantially larger than we are and have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources, than we do. Smaller or earlier stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

We believe that our most significant competitors in the hematology/oncology, inflammation and transplantation markets include: AbbVie Inc., Affirmed N.V., Amgen Inc., Baxter International Inc., Bayer AG, Biogen Idec Inc., Boehringer Ingelheim GmbH, CSL Behring, a subsidiary of CSL Limited, Genentech Inc. (a subsidiary of F. Hoffmann-La Roche Ltd.), Gilead Sciences, Inc., GlaxoSmithKline plc, Grifols USA LLC, Johnson & Johnson, Macrogenics, Inc., Novartis International AG, Pfizer Inc., Takeda Pharmaceuticals U.S.A., Inc., Xencor, Inc. and Zymeworks Biopharmaceuticals, Inc. We compete, in the case of our approved and marketed products, and expect to compete, in the cases of our products in development, on the basis of product efficacy, safety, ease of administration, price and economic value compared to drugs used in current practice or currently being developed. If we are not successful in demonstrating these attributes, physicians and other key healthcare decision makers may choose other products over our products, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition and results of operations. See “Business—Competition” for a more detailed description of the competition for our other products and products in development.

Any reduction in demand for our products as a result of a competing product could adversely affect our results of operations and lead to loss of market share for our products. These competitive pressures could adversely affect our business and operating results.

In addition, many of our competitors are able to deploy more personnel to market and sell their products than we do. We currently have a relatively small number of sales representatives compared with the number of sales representatives of most other biotechnology companies with marketed products. Each of our sales representatives is responsible for a territory of significant size. The continued growth of our current products and the launch of any future products may require expansion of our sales force and sales support organization internationally, and we may need to commit significant additional funds, management and other resources to the growth of our sales organization. We may not be able to achieve any necessary growth in a timely or cost-effective manner or realize a positive return on our investment, and we may not have the financial resources to achieve the necessary growth in a timely manner or at all. We also have to compete with other biotechnology and life sciences companies to recruit, hire, train and retain sales and marketing personnel, and turnover in our sales force and marketing personnel could negatively affect sales of our products. If our specialty sales force and sales organization are not appropriately-sized to adequately promote any current or potential future products, the commercial potential of our current products and any future products may be diminished. We compete with a significant number of pharmaceutical and life sciences companies with extensive sales, marketing and promotional experience in the hematology/oncology markets, and our failure to compete effectively in this area could negatively affect our sales of our commercial products.

Our products and product candidates may also compete in the future with new products currently under development by others. Any products that we develop are likely to be in a highly competitive market, and many of our competitors may succeed in developing products before we do or in developing products that may render our products obsolete or noncompetitive.

Our Biologic Products may face risks of competition from biosimilar manufacturers.

Competition for WinRho SDF, HepaGam B, VARIZIG and IXINITY, or our Biologic Products, may be affected by follow-on biologics, or biosimilars, in the United States and other jurisdictions. Biologics are medical products made from a variety of natural sources (human, animal or microorganism) intended to prevent, diagnose or treat diseases and medical conditions.

In the U.S., biosimilars are biologics that are highly similar to licensed reference biological products, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the reference product in terms of safety, purity and potency. Regulatory and legislative activity in the United States and other countries may make it easier for our competitors to manufacture and sell biosimilars of our Biologic Products, which might affect our results of operations or commercial viability of our Biologic Products. Under the Biologics Price Competition and Innovation Act of 2010, the FDA cannot approve an application for a biosimilar until the 12-year exclusivity period for the reference product has expired. Thus, if a competitor were to seek regulatory approval for a biosimilar product citing IXINITY as the reference product, such approval could not be granted until April 2027.

Regulators in the European Union review biosimilar products using a similar regulatory process, although the European Medicines Agency, or EMA, has expressly excluded blood or plasma-derived products from the biosimilar process for a period of time. WinRho SDF, HepaGam B, VARIZIG and IXINITY have not received marketing authorization by the EMA. HepaGam B, VARIZIG and IXINITY are not sold in Europe. WinRho SDF is sold in Portugal, with insignificant revenues to date, but the approval is a country-specific approval. Even if WinRho SDF, HepaGam B or VARIZIG receive EMA marketing authorization, it will not be possible for a follow-on product to seek approval using the EMA biosimilar process due to the exclusion of blood or plasma-derived products from the process.

Similarly, if a competitor were to seek regulatory approval for a biosimilar product citing HepaGam B or VARIZIG as the reference product, such approval could not be granted until January 2018 and December 2024, respectively. A biosimilar application citing WinRho SDF as the reference product could be approved at any time. If a biosimilar version of one of our Biologic Products were approved, it could have a material adverse effect on the sales and gross profits of the affected Biologic Product and could adversely affect our business and operating results.

The commercial success of our products will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

The success of our products, including our hyperimmune specialty products, will depend upon, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If any of our products do not achieve and maintain an adequate level of acceptance, we may not generate material revenues from sales of these products. The degree of market acceptance of our products will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the ability to offer our products for sale at competitive prices;

•	our ability to continuously supply the market without interruption;

•	the relative convenience and ease of administration;

•	the willingness of the target patient population to try new products and of physicians to prescribe these products;

•	the strength of marketing and distribution support;

•	publicity concerning our products or competing products and treatments; and

•	the sufficiency of coverage or reimbursement by third parties.

If our products and product candidates do not gain or maintain market acceptance, or do not become widely accepted, by physicians, patients, third-party payors and other members of the medical community, our business, financial condition and operating results could be materially and adversely affected.

Changes in health care systems and payor reimbursement policies could result in a decline in our potential sales and a reduction in our expected revenue from our products.

The revenues and profitability of biotechnology companies like ours may be affected by the continuing efforts of government payors, including Medicare and Medicaid, and other third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. Recent U.S. legislation, rules and regulations instituted significant changes to the U.S. healthcare system that could have a material adverse effect on our business, financial condition and results of operations. The trend toward managed health care in the United States, as well as the implementation of the Patient Protection and Affordable Care Act (as amended by the Health Care and Education Reconciliation Act), collectively referred to as the Affordable Care Act, and the concurrent growth of organizations such as managed care organizations, accountable care organizations and integrated delivery networks, may result in increased pricing pressures for pharmaceutical products, including any products that may be offered by us in the future. Cost-cutting measures that health care providers are instituting, and the implementation of health care reform, could adversely affect our ability to sell any drug products that are successfully developed by us. We cannot predict what effects, if any, this legislation might have on our company and our products as this legislation continues to be further implemented over the next few years, nor can we predict whether additional legislative or regulatory proposals may be adopted.

In the United States and internationally, sales of our products and our ability to generate revenues on such sales are dependent, in significant part, on the availability and level of reimbursement from third-party payors, including state and federal governments and private insurance plans. Insurers have implemented cost-cutting measures and other initiatives to enforce more stringent reimbursement standards and likely will continue to do so in the future. These measures include the establishment of more restrictive formularies and increases in the out-of-pocket obligations of patients for such products. Third-party payors are also increasingly challenging the prices charged for medical products and services. Third-party payors may limit access to biotechnology products through the use of prior authorizations and step therapy. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties, may reduce the demand for or negatively affect the price and potential profitability of those products. If these payors do not provide sufficient coverage and reimbursement for our marketed products or any future drug product we may market, these products may be too costly for general use, and physicians may prescribe them less frequently. Our ability to successfully commercialize our products and product candidates and the demand for our products depends, in part, on the extent to which reimbursement and access is available from such third-party payors.

In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities. Various provisions of the Affordable Care Act increased the levels of rebates and discounts that we have to provide in connection with sales of such products that are paid for, or reimbursed by, certain state and federal government agencies and programs. It is possible that future legislation in the United States and other jurisdictions could be enacted, which could potentially impact the reimbursement rates for our products and also could further impact the levels of discounts and rebates we are required to pay to state and federal government entities.

Certain government pricing programs, including Medicare Part B, the Medicaid rebate program, the 340B/PHS drug pricing program and Federal Supply Schedule, affect the revenues that we derive from WinRho SDF, HepaGam B, VARIZIG and IXINITY. Any future legislation or regulatory actions altering these programs or imposing new ones could have an adverse impact on our business. There have been, and we expect there will continue to be, a number of legislative and regulatory actions and proposals to control and reduce health care costs. These measures may, among other things: negatively impact the level of reimbursement for pharmaceutical products; require higher levels of cost-sharing by beneficiaries; change the discounts required to be provided to government payors and/or providers; extend government discounts to additional government programs and/or providers; or reduce the level of reimbursement for health care services and other non-drug items. Any such measures could indirectly affect demand for pharmaceutical products because they can cause payors and providers to apply heightened scrutiny and/or austerity actions to their entire operations, including pharmacy budgets.

Our revenues also depend on the availability outside the United States of adequate pricing and reimbursement from third-party payors for our current and future drug products, if any.

Outside the United States, certain countries, including a number of EU Member States, set prices and reimbursement for pharmaceutical products, or medicinal products as they are commonly referred to in the European Union, with limited participation from the marketing authorization holders. We cannot be sure that these prices and reimbursement will be acceptable to us or our collaborative partners. If the regulatory authorities in these foreign jurisdictions set prices or reimbursement that are not commercially attractive for us or our collaborative partners, our revenues from sales by us or our collaborative partners, and the potential profitability of our drug products, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world, but have been most drastic in the European Union.

If we are not able to convince hospitals and managed care organizations to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Hospitals and managed care organizations establish formularies, which are lists of drugs approved for use in the hospital or under a managed care plan. If a drug is not included on the formulary, the ability of our engagement partners and engagement managers to promote and sell the drug may be limited or denied. If we fail to secure and maintain formulary inclusion for our products on favorable terms or are significantly delayed in doing so, we may have difficulty achieving market acceptance of our products and our business, results of operations and financial condition could be materially adversely affected.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our sales, results of operations and financial condition could be adversely affected.

Our ability to sell our products, including WinRho SDF, HepaGam B and IXINITY, to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO’s affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer’s products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts on the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We rely on third parties to distribute some of our products and those third parties may not perform.

A portion of our revenues from product sales is derived from sales through exclusive distributors in Canada and international markets. For example, in Canada, only two distributors have rights to our WinRho SDF, HepaGam B and VARIZIG products. As a result, we rely on the sales and marketing strength of these distributors and the distribution channels through which they operate for a portion of our revenues. We may not be able to retain these distribution relationships indefinitely and these distributors may not adequately support the sales, marketing and distribution efforts of our products in these markets. If third parties do not successfully carry out their contractual duties in maximizing the commercial potential of our products, or if there is a delay or interruption in the distribution of our products, it could negatively impact our revenues from product sales.

Following the separation, the loss of any of our sole source manufacturers, or delays or problems in the manufacture of our products or product candidates, could result in product shortages, leading to lost revenue, and otherwise materially and adversely affect our business, financial condition, results of operations and growth prospects.

We will not have manufacturing capabilities following the separation and do not plan to develop such capacity in the foreseeable future. We will depend on a limited number of sole source third-party manufacturers, including Emergent, for each of our products and product candidates. Accordingly, our ability to develop and deliver products in a timely and competitive manner will depend on our third-party manufacturers being able to continue to meet our ongoing commercial and clinical trial needs and perform their contractual obligations. We currently have a limited ability to control the manufacturing process or costs related to the manufacture of our products. Increases in the prices we pay our manufacturers, interruptions in the supply of raw materials or our products themselves or lapses in quality could adversely impact our margins, profitability, cash flows and prospects. We rely on our third-party manufacturers to maintain the facilities at which they manufacture our products or product candidates in compliance with all FDA and other applicable regulatory requirements. If these manufacturers fail to maintain compliance with FDA or other applicable regulatory requirements, they could be ordered to cease manufacturing, which could have a material adverse effect on our revenues and operating results.

If, for any reason, Emergent or our other manufacturers do not continue to supply us with our products or product candidates in a timely fashion and in compliance with applicable quality and regulatory requirements, or otherwise fail or refuse to comply with their obligations to us under our manufacturing arrangements, we may not have adequate remedies for any breach of contract, and their failure to supply us could result in a shortage of our products or product candidates, which could lead to lost revenue and otherwise adversely affect our business, financial condition, results of operations and growth prospects. In addition, if any of our manufacturers fails or refuses to supply us for any reason, we may be forced to consider entering into additional manufacturing arrangements with other third-party manufacturers. In each case, we will incur significant costs and time in obtaining the regulatory approvals for these third-party facilities and in taking the necessary steps to prepare these third parties for the manufacture of our products. Because of contractual restraints and the lead-time necessary to obtain FDA approval of a new manufacturer, replacement of any of these manufacturers may be expensive and time consuming and may cause interruptions in our supply of these products to our customers, and we may be unable to obtain alternative manufacturing or supply on commercially reasonable terms on a timely basis or at all.

For example, CMC ICOS Biologics, Inc., or CMC, is the exclusive manufacturer of bulk drug substance for our IXINITY product. During 2015, we ordered nine manufacturing lots of bulk drug substance from CMC and only one of those lots was successfully manufactured and released in 2015. We continue to work with CMC to resolve the manufacturing delays, although to date in 2016 no lots of bulk drug substance have been successfully manufactured and released. Additionally, Patheon UK Limited, through an affiliate, is currently the sole source fill-finish service manufacturer for our IXINITY product. The release of drug product by Patheon may be impacted by several factors, including Patheon requiring approval from its affiliate’s foreign regulatory authority of recent changes to its facility. If current efforts to proceed with the manufacturing and release of bulk drug substance and filled product are not successful, the resulting lack of supply of bulk drug substance or filled product could lead to a projected supply shortage of IXINITY requiring notification to the FDA. This inability to supply IXINITY would adversely affect its sales, market position and viability.

Following the separation, Emergent will continue to own the manufacturing know-how necessary for the manufacture of WinRho SDF, HepaGam B and VARIZIG. If our rights to use this manufacturing know-how are terminated, we will not be able to manufacture these products, which would lead to lost revenue and otherwise materially and adversely affect our business, financial condition, results of operations and growth prospects.

Emergent will continue to own its human hyperimmune platform manufacturing know-how, which is necessary for the manufacture of WinRho SDF, HepaGam B and VARIZIG. At or prior to the separation, we expect to enter into a manufacturing services agreement with Emergent with respect to the manufacturing of these products. We also expect to enter into a product license agreement with Emergent pursuant to which Emergent will grant to Aptevo an exclusive royalty-free, worldwide license, under certain licensed intellectual property rights, to research, develop, make, have made, use, sell, offer to sell and import WinRho SDF, HepaGam B, and VARIZIG. Under the product license agreement, we will only be permitted to exercise rights with respect to Emergent’s human hyperimmune platform manufacturing know-how through a third-party contract manufacturer, and then only if the manufacturer is bound to protect the manufacturing know-how and is either approved by Emergent (in Emergent’s sole and absolute discretion) or there has been a manufacturing failure under the manufacturing services agreement.

Emergent will have the right to terminate the product license agreement upon breach by us of any of its terms, including our confidentiality obligations and other obligations, if such breach is not cured within a specified period of time or is uncurable. If the product license agreement is terminated, we will no longer be able to research, develop, make, have made, use, sell, offer to sell and import WinRho SDF, HepaGam B and VARIZIG, which would lead to lost revenue and otherwise materially and adversely affect our business, financial condition, results of operations and growth prospects.

Manufacturing biologic products, especially in large quantities, is complex and time consuming. Delays or problems in the manufacture of our products or product candidates could materially and adversely affect our business, financial condition, results of operations and growth prospects.

WinRho SDF, HepaGam B, VARIZIG and IXINITY and all of our current product candidates are biologics. The products must be made consistently and in compliance with a clearly defined manufacturing process.

Problems may arise during manufacturing for a variety of reasons, including problems with raw materials, equipment malfunction or replacement and failure to follow specific protocols and procedures. In addition, slight deviations anywhere in the manufacturing process, including obtaining materials, maintaining master seed or cell banks and preventing genetic drift, seed or cell growth, fermentation and contamination including from, among other things, particulates, filtration, filling, labeling, packaging, storage and shipping, and quality control testing, may result in lot failures or manufacturing shut-down, delays in the release of lots, product recalls, spoilage or regulatory action.

If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s or foreign regulatory authorities’ strict regulatory requirements, the FDA or their foreign counterparts will not approve their manufacturing facilities, which would result in significant delays in obtaining FDA or foreign marketing approvals for our product candidates.

Following the separation, we will rely on third parties to manufacture all clinical trial materials for our product candidates, and we will rely on third parties to manufacture commercial supplies, if any such product candidates are ultimately approved for commercial sale. Our product candidates, including MOR209/ES414, ES210, ES425, otlertuzumab and 5E3, will not be approved for marketing by the FDA or other foreign regulatory authorities unless the FDA or their foreign equivalents also approve the facilities used by our third-party manufacturers to produce them for commercialization. If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s or foreign regulatory authorities’ strict regulatory requirements, the FDA or their foreign counterparts will not approve their manufacturing facilities, which would result in significant delays in obtaining FDA or foreign marketing approvals for our product candidates. In order to successfully develop and commercialize our product candidates in a timely manner, we and our third-party manufacturers must be able to develop and execute on manufacturing processes, and reach agreement on contract terms, for each candidate that will:

•	be approved by the FDA and/or other regulatory authorities in the countries where such candidates are to be manufactured or sold;

•	provide sufficient quantities of such candidate to meet our clinical trial needs and ultimate market demand; and

•	provide such amounts at a cost that will allow us to potentially make an adequate profit.

We and our third-party manufacturers may not be able to meet these manufacturing process requirements for any of our current product candidates, including MOR209/ES414, ES210, ES425, otlertuzumab and 5E3, all of which have complex manufacturing processes, which make meeting these requirements even more challenging. If we are unable to develop manufacturing processes for our clinical product candidates that satisfy these requirements, we will not be able to supply sufficient quantities of test material to conduct our clinical trials in a timely or cost effective manner, and as a result, our development programs will be delayed, our financial performance will be adversely impacted and we will be unable to meet our long-term goals.

If Emergent or other third parties on whom we rely to manufacture and support the development and commercialization of our products do not fulfill their obligations or we are unable to establish or maintain such arrangements, the development and commercialization of our products may be terminated or delayed, and the costs of development and commercialization may increase.

Our development and commercialization strategy involves entering into arrangements with corporate and academic collaborators, contract research organizations, distributors, third-party manufacturers, licensors, licensees and others to conduct development work, manage or conduct our clinical trials, manufacture our products and market and sell our products outside of the United States. We do not have the expertise or the resources to conduct all of these activities for all products and product candidates on our own and, as a result, are particularly dependent on third parties in many areas.

We may not be able to maintain our existing arrangements with respect to the commercialization or manufacture of our products or establish and maintain arrangements to develop, manufacture and commercialize our products in development on terms that are acceptable to us. Any current or future arrangements for development and commercialization may not be successful. If we are not able to establish or maintain agreements relating to our products or our products in development, our results of operations would be materially and adversely affected.

Third parties may not perform their contractual obligations as expected. The amount and timing of resources that third parties devote to developing, manufacturing and commercializing our products are not within our control. Our collaborative partners may develop, manufacture or commercialize, either independently or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us. Furthermore, our interests may differ from those of third parties that manufacture or commercialize our products. Our collaborative partners may reevaluate their priorities from time to time, including following mergers and consolidations, and change the focus of their development, manufacturing or commercialization efforts. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive.

If any third-party that manufactures or supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to commit sufficient resources to our collaboration or conduct its activities in a timely manner, or fails to comply with regulatory requirements, such breach, termination or failure could:

•	delay or otherwise adversely impact the manufacturing, development or commercialization of our products, our products in development or any additional products or product candidates that we may develop;

•	require us to seek a new collaborator or undertake unforeseen additional responsibilities or devote unforeseen additional resources to the manufacturing, development or commercialization of our products; or

•	result in the termination of the development or commercialization of our products.

If we are unable to successfully develop our business infrastructure and operations, our ability to generate future product revenue will be adversely affected.

Our ability to support the sales and marketing of our products in the United States and globally will depend on our ability to properly scale our internal organization and infrastructure to accommodate the development and, upon approval, commercialization of our products and products in development. To manage our existing and planned future growth and the increasing breadth and complexity of our activities, we need to properly invest in personnel, infrastructure, information management systems and other operational resources. Developing our business infrastructure and operations may be more difficult, more expensive or take longer than we anticipate. We may also need to revise our strategy for developing the proper infrastructure and operations periodically.

Future development of our business infrastructure and operations could strain our operational, human and financial resources. In order to manage the development of our business infrastructure and global operations, we must:

•	continue to improve operating, administrative, and information systems;

•	accurately predict future personnel and resource needs to meet contract commitments;

•	track the progress of ongoing projects; and

•	attract and retain qualified management, sales, professional, scientific and technical operating personnel.

If we do not take these actions and are not able to manage our business, then our operations may be less successful than anticipated.

We are subject to a number of risks and uncertainties associated with our international activities and operations and may not be successful in our efforts to expand internationally.

We currently have limited operations outside of the United States and Canada. However, we have manufacturing, collaboration, clinical trial and other relationships outside the United States, and our products are marketed internationally through collaborations. We may seek to grow our international operations significantly over the next several years. Our future results of operations will depend in part on our ability to grow and ultimately maintain our product sales in foreign markets, particularly in Europe. Our foreign operations subject us to additional risks and uncertainties, particularly because we have limited experience in marketing, servicing and distributing our products or otherwise operating our business outside of the United States and Canada. These risks and uncertainties include:

•	the fact that we have limited experience operating our business internationally;

•	unexpected adverse events related to our products or product candidates that occur in foreign markets that we have not experienced in the United States;

•	political and economic determinations that adversely impact pricing or reimbursement policies;

•	our customers’ ability to obtain reimbursement for procedures using our products in foreign markets;

•	compliance with complex and changing foreign legal, tax, accounting and regulatory requirements;

•	cross border restrictions on the movement of cash funds and repatriation of earnings;

•	language barriers and other difficulties in providing long-range customer support and service;

•	longer accounts receivable collection times;

•	trade restrictions and restrictions on direct investment by foreign entities;

•	reduced protection of intellectual property rights in some foreign countries;

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

•	significant foreign currency fluctuations, which could result in increased or unpredictable operating expenses and reduced revenues;

•	local, economic and political conditions, including geopolitical events, such as war and terrorism; and

•	compliance with foreign or U.S. laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, anti-competition regulations, anti-bribery/anti-corruption laws, including but not limited to the FCPA and the Bribery Act in the UK, which could subject us to investigation or prosecution under such foreign or U.S. laws.

Our foreign operations could also be adversely affected by export license requirements, the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations. These and other risks associated with our international operations may materially adversely affect our business and results of operations.

Regulatory and Compliance Risks

Our long term success depends, in part, upon our ability to develop, receive regulatory approval for and commercialize our product candidates and, if we are not successful, our business and operating results may suffer.

Our product candidates and the activities associated with their development, including testing, manufacture, recordkeeping, storage and approval, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Generally, failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have limited resources for use in preparing, filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party contract research organizations and consultants to assist us in this process.

The FDA, the European Commission, the EMA, the competent authorities of the EU Member States and other comparable regulatory agencies in foreign countries impose substantial and rigorous requirements for the development, production, marketing authorization and commercial introduction of drug products. These requirements include pre-clinical, laboratory and clinical testing procedures, sampling activities, clinical trials and other costly and time-consuming procedures. In addition, regulation is not static, and regulatory authorities, including the FDA, the European Commission, the EMA and the competent authorities of the EU Member States, evolve in their staff interpretations and practices and may impose more stringent or different requirements than currently in effect, which may adversely affect our planned and ongoing drug development and/or our sales and marketing efforts.

In the United States, to obtain approval from the FDA to market any of our future biologic products, we will be required to submit a biologics license application, or BLA, to the FDA. Ordinarily, the FDA requires a sponsor to support a BLA with substantial evidence of the product’s safety, purity and potency in treating the targeted indication based on data derived from adequate and well-controlled clinical trials, including Phase III safety and efficacy trials conducted in patients with the disease or condition being targeted.

The process of obtaining these regulatory approvals is expensive, often takes many years if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidate involved. Changes in the regulatory approval process during the development period, changes in or the enactment of additional statutes or regulations, or changes in the regulatory review for a submitted product application may cause delays in the approval or rejection of an application. Moreover, recent events, including complications experienced by patients taking FDA-approved drugs, have raised questions about the safety of marketed drugs and may result in new legislation by the U.S. Congress or foreign legislatures and increased caution by the FDA and comparable foreign regulatory authorities in reviewing applications for marketing approval.

The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient to support approval and require additional pre-clinical, clinical or other studies. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

We have a pipeline of clinical and pre-clinical stage product candidates, including:

•	MOR209/ES414, a bispecific immunotherapeutic ADAPTIR protein, currently in Phase 1, targeting prostate specific membrane antigen, or PSMA, an enzyme that is expressed on the surface of prostate cancer cells. It is being developed under our collaboration with MorphoSys AG for metastatic castration-resistant prostate cancer, which is advanced prostate cancer that has spread to other organs and no longer responds to hormone blocking therapies;

•	ES210, a bispecific ADAPTIR protein therapeutic that is currently in pre-clinical development for inflammatory bowel disease and other autoimmune and inflammatory diseases;

•	otlertuzumab, a monospecific ADAPTIR protein therapeutic that is currently in Phase 2 clinical development for chronic lymphocytic leukemia, or CLL;

•	5E3 mAb, a monoclonal antibody therapeutic that is currently in pre-clinical development for Alzheimer’s disease;

•	ES425, a bispecific immunotherapeutic ADAPTIR protein that targets ROR1 (receptor tyrosine kinase-like orphan receptor 1, a protein expressed on solid tumors, leukemias and lymphomas), which is currently in pre-clinical development for a variety of hematologic malignancies and solid tumors; and

•	other protein therapeutic product candidates primarily targeting immuno-oncology.

Developing and obtaining regulatory approval for product candidates is a lengthy process, often taking a number of years, is uncertain and is expensive. All of the product candidates that we are developing, or may develop in the future, require research and development, pre-clinical studies, nonclinical testing and clinical trials prior to seeking regulatory approval and commencing commercial sales. In addition, we may need to address a number of technological challenges in order to complete development of our product candidates. As a result, the development of product candidates may take longer than anticipated or not be successful at all.

Generally, no product can receive FDA approval, marketing authorization from the European Commission or the competent authorities of the EU Member States, or approval from comparable regulatory agencies in foreign countries unless data generated in human clinical trials demonstrates both safety and efficacy for each target indication in accordance with such authority’s standards.

The large majority of product candidates that begin human clinical trials fail to demonstrate the required safety and efficacy characteristics necessary for marketing approval. Failure to demonstrate the safety and efficacy of any of our product candidates for each target indication in clinical trials would prevent us from obtaining required approvals from regulatory authorities, which would prevent us from commercializing those product candidates. Negative or inconclusive results from the clinical trials or adverse medical events during the trials could lead to requirements that trials be repeated or extended, or that additional trials be conducted, any of which may not be clinically feasible or financially practicable, that the conduct of trials be suspended, or that a program be terminated.

Any regulatory approval we ultimately obtain may limit the indicated uses for the product or subject the product to restrictions or post-approval commitments that render the product commercially non-viable. Securing regulatory approval requires the submission of extensive non-clinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the regulatory authorities for each therapeutic indication to establish the product’s safety and efficacy. If we are unable to submit the necessary data and information, for example, because the results of clinical trials are not favorable, or if the applicable regulatory authority delays reviewing or does not approve our applications, we will be unable to obtain regulatory approval.

Delays in obtaining or failure to obtain regulatory approvals may:

•	delay or prevent the successful commercialization of any of the products or product candidates in the jurisdiction for which approval is sought;

•	diminish our competitive advantage; and

•	defer or decrease our receipt of revenue.

Certain of our products in development have experienced regulatory and/or clinical setbacks in the past. For example, in December 2015, after a joint review of data from the Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys concluded that the dosing regimen and administration required adjustment. Patients receiving weekly doses of MOR209/ES414 developed antibodies against the drug; this is called anti-drug antibodies, or ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug and reduce the concentration of active MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. There is no guarantee that this change in administration will enable higher dosing and/or prevent the development of ADA. We plan to continue the current clinical trial under an amended protocol with recruitment expected to start around mid-2016. As a result of the required dosing regimen change and the impact to the overall development timeline and technical risk, our co-development agreement with MorphoSys was restructured. Under the terms of the restructured agreement, MorphoSys’ cost sharing in the years 2016 to 2018 was reduced and future milestone payments payable by MorphoSys to us were reduced to a total of up to US $74 million. As a result of the required change in dosing regimen for MOR209/ES414, the lead RTCC candidate, the termination provisions under the MorphoSys collaboration agreement were amended to give MorphoSys a one-time right to terminate the collaboration agreement, without notice, at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the Phase 1 trial. The requirement for further adjustments to the dosing regimen or other parts of the program could delay our development timeline or delay or prevent our ability to receive regulatory approval for MOR209/ES414.

The procedures to obtain marketing approvals vary among countries and can involve additional clinical trials or other pre-filing requirements. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all the risks associated with obtaining FDA approval, or different or additional risks. Regulatory agencies may have varying interpretations of the same data, and approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. Accordingly, approval by the FDA does not ensure approval by the regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by the FDA or regulatory authorities in other foreign countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products and products in development in any market on a timely basis, if at all.

Biotechnology company stock prices have declined significantly in certain instances where companies have failed to obtain FDA or foreign regulatory authority approval of a product candidate or if the timing of FDA or foreign regulatory authority approval is delayed. If the FDA’s or any foreign regulatory authority’s response to any application for approval is delayed or not favorable for any of our product candidates, our stock price could decline significantly.

Regulatory approval for any approved product is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and we may incur significant liability if it is determined that we are promoting the “off-label” use of any of our products.

Any regulatory approval is limited to those specific diseases and indications for which a product is deemed to be safe and effective by the FDA. For example, the FDA-approved label for IXINITY is not approved for use in patients younger than 12 years old. In addition to the FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. If we are not able to obtain FDA approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to issue warning letters or untitled letters, suspend or withdraw an approved product from the market, require a recall or institute fines, which could result in the disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our business.

Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading and non-promotional scientific exchange concerning their products. We engage in medical education activities and communicate with investigators and potential investigators regarding our clinical trials. If the FDA or another regulatory or enforcement authority determines that our communications regarding our marketed products are not in compliance with the relevant regulatory requirements and that we have improperly promoted off-label uses, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

Even after regulatory approval is received, if we, or third parties on whom we rely to manufacture or distribute our products or product candidates, fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, they could be subject to restrictions, penalties or withdrawal from the market.

Any drug, biologic or medical device product for which we receive FDA approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continuing regulation by the FDA, including, among other things, record keeping requirements, reporting of adverse experiences, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, current good manufacturing practices, or cGMP, and restrictions on advertising and promotion. Adverse events that are reported after marketing approval can result in additional limitations being placed on the product’s distribution or use and, potentially, withdrawal or suspension of the product from the market. In addition, various state laws require that companies that manufacture and/or distribute drug products within the state obtain and maintain a manufacturer or distributor license, as appropriate. Because of the breadth of these laws, it is possible that some of our business activities, or those of our third-party manufacturers and distributors, could be subject to challenge under one or more of such laws.

In addition, the FDA has post-approval authority to require post-approval clinical trials and/or safety labeling changes if warranted by the appearance of new safety information. In certain circumstances, the FDA may impose a Risk Evaluation and Mitigation Strategy, or REMS, after a product has been approved. Facilities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA for compliance with cGMP and other laws. The FDA also closely monitors advertising and promotional materials we may disseminate for our products for compliance with restrictions on off-label promotion and other laws. We may not promote our products for conditions of use that are not included in the approved package inserts for our products. Certain additional restrictions on advertising and promotion exist for products that have so-called “black box warnings” in their approved package inserts, such as WinRho SDF.

Failure by Emergent or our other third-party manufacturers to comply with regulatory requirements could adversely affect their ability to supply products or ingredients to us. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with the FDA’s current cGMP requirements. The FDA enforces its cGMP and other requirements through periodic unannounced inspections of manufacturing facilities. If, in connection with any future inspection, the FDA finds that any of our third-party manufacturers is not in substantial compliance with cGMP requirements, or if the FDA is not satisfied with the corrective actions such manufacturer may take, the FDA may undertake certain enforcement actions, including product seizure or withdrawal of the product from the market, imposition of restrictions on the marketing or manufacturing of a product and suspension or withdrawal of regulatory approvals or refusal to approve pending applications or supplements.

Similar actions may be taken against us should we fail to comply with regulatory requirements, or later discover previously unknown problems with our products. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. If we experience any of these post-approval events, our business, financial condition and operating results could be materially and adversely affected.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

As a biotechnology company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid or other third-party payors for our products, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We are subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase, prescribing or recommendation of an item or service reimbursable under federally funded healthcare programs, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims and false statement laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other payors that are false or fraudulent or making any materially false statement in connection with the delivery or payment for healthcare benefits, items or services;

•	Health Insurance Portability and Accountability Act of 1996, or HIPAA, which creates federal criminal and civil statutes that prohibit executing a scheme to defraud any healthcare benefit program; and Health Information Technology for Economic and Clinical Health, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	federal physician self-referral laws, such as the Stark law, which prohibit a physician from making a referral to a provider of certain health services with which the physician or the physician’s family member has a financial interest, and prohibit submission of a claim for reimbursement pursuant to a prohibited referral;

•	the Physician Payment Sunshine Act, which imposes disclosure requirements on pharmaceutical manufacturers of payments made to physicians, healthcare providers and institutions; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the U.S. federal Anti-Kickback Statute, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Moreover, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes, so that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid.

Recently, several pharmaceutical and other healthcare companies have been prosecuted under the federal false claims laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. To the extent that any product we make is sold in a foreign country, we may be subject to similar foreign laws and regulations.

Further, there has been a recent trend in the increase of federal and state laws and regulations regarding financial arrangements with physicians. The Affordable Care Act imposes new requirements to report certain financial arrangements with physicians and others, including reporting any “transfer of value” made or distributed to prescribers and other healthcare providers and reporting any ownership or investment interests held by physicians and their immediate family members during each calendar year, subject to federal implementation and enforcement policies.

In addition, certain states mandate that we comply with a state code of conduct, adopt a company code of conduct under state criteria, disclose marketing payments made to physicians, and/or report compliance information to the state authorities. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply in multiple jurisdictions with different compliance and reporting requirements increase the possibility that a pharmaceutical company may violate one or more of the requirements. Any failure to comply with these reporting requirements could result in significant fines and penalties.

The risks of complying with these laws cannot be entirely eliminated. The risk of violation of such laws is also increased because many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly. If our past or present operations, or those of our distributors are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state health care programs and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. Similarly, if healthcare providers, distributors or other entities with whom we do business are found to be out of compliance with applicable laws and regulations, they may be subject to sanctions, which could also have a negative impact on us.

If we fail to comply with our obligations under U.S. governmental pricing programs, we could be required to reimburse government programs for underpayments and could pay penalties, sanctions and fines.

The issuance of regulations and coverage expansion by various governmental agencies relating to the Medicaid rebate program will continue to increase our costs and the complexity of compliance and will be time-consuming. Changes to the definition of “average manufacturer price”, or AMP, and the Medicaid rebate amount under the Affordable Care Act and Centers for Medicare & Medicaid Services’, or CMS’s, issuance of final regulations implementing those changes also has affected and could further affect our 340B “ceiling price” calculations. Because we participate in the Medicaid rebate program, we are required to report “average sales price,” or ASP, information to CMS for certain categories of drugs that are paid for under Part B of the Medicare program, including WinRho SDF, HepaGam B, VARIZIG and IXINITY. Future statutory or regulatory changes or CMS binding guidance could affect the ASP calculations for our products and the resulting Medicare payment rate, and could negatively impact our results of operations.

Pricing and rebate calculations vary among products and programs, involve complex calculations and are often subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current AMP and “best price” for the quarter. If we become aware that our reporting for a prior quarter was incorrect, or has changed as a result of recalculation of the pricing data, we are obligated to resubmit the corrected data for a period not to exceed twelve quarters from the quarter in which the data originally were due. Any such revisions could have the impact of increasing or decreasing our rebate liability for prior quarters, depending on the direction of the revision. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid rebate program. Price recalculations also may affect the “ceiling price” at which we are required to offer our products to certain covered entities, such as safety-net providers, under the 340B/PHS drug pricing program.

In addition to retroactive rebate liability and the potential for 340B program refunds, if we are found to have made a misrepresentation in the reporting of ASP, we are subject to civil monetary penalties in an amount of up to $10,000 for each such price misrepresentation and for each day in which such price misrepresentation was applied. If we are found to have knowingly submitted false AMP or “best price” information to the government, we may be liable for civil monetary penalties in the amount of $100,000 per item of false information. Any refusal of a request for information or knowing provision of false information in connection with an AMP survey verification also would subject us to $100,000 in civil monetary penalties. In addition, our failure to submit monthly/quarterly AMP or “best price” information on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the information is late beyond the due date. Such failure also could be grounds for CMS to terminate our Medicaid drug rebate agreement, pursuant to which we participate in the Medicaid program. In the event that CMS terminates our rebate agreement, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. We cannot assure you that our submissions will not be found by CMS to be incomplete or incorrect.

In order for our products to be reimbursed by the primary federal governmental programs, we report certain pricing data to the U.S. federal government. Compliance with reporting and other requirements of these federal programs is a pre-condition to: (i) the availability of federal funds to pay for our products under Medicaid and Medicare Part B; and (ii) procurement of our products by the Department of Veterans Affairs, or DVA, and by covered entities under the 340B/PHS program. The pricing data reported are used as the basis for establishing Federal Supply Schedule, or FSS, and 340B/PHS program contract pricing and payment and rebate rates under the Medicare Part B and Medicaid programs, respectively. Pharmaceutical companies have been prosecuted under federal and state false claims laws for submitting inaccurate and/or incomplete pricing information to the government that resulted in increased payments made by these programs. The rules governing the calculation of certain reported prices are highly complex. Although we maintain and follow strict procedures to ensure the maximum possible integrity for our federal pricing calculations, the process for making the required calculations involves some subjective judgments and the risk of errors always exists, which creates the potential for exposure under the false claims laws. If we become subject to investigations or other inquiries concerning our compliance with price reporting laws and regulations, and our methodologies for calculating federal prices are found to include flaws or to have been incorrectly applied, we could be required to pay or be subject to additional reimbursements, penalties, sanctions or fines, which could have a material adverse effect on our business, financial condition and results of operations.

To be eligible to have our products paid for with federal funds under the Medicaid and Medicare Part B programs as well as to be purchased by certain federal agencies and certain federal grantees, we also must participate in the DVA FSS pricing program. To participate, we are required to enter into an FSS contract with the DVA, under which we must make our innovator “covered drugs” available to the “Big Four” federal agencies—the DVA, the U.S. Department of Defense, or the DoD, the Public Health Service (including the Indian Health Service), and the Coast Guard—at pricing that is capped pursuant to a statutory federal ceiling price, or FCP, formula set forth in Section 603 of the Veterans Health Care Act of 1992, or VHCA. The FCP is based on a weighted average wholesaler price known as the Non-Federal Average Manufacturer Price, or Non-FAMP, which manufacturers are required to report on a quarterly and annual basis to the DVA. Pursuant to the VHCA, knowing provision of false information in connection with a Non-FAMP filing can subject us to penalties of $100,000 for each item of false information. If we overcharge the government in connection with our FSS contract or Section 703 Agreement, whether due to a misstated FCP or otherwise, we are required to disclose the error and refund the difference to the government. The failure to make necessary disclosures and/or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

For further discussions regarding the most significant governmental reimbursement programs in the United States relevant to our products, see “Business—Regulation.”

The failure to obtain or maintain regulatory approval in international jurisdictions could prevent us from marketing our products abroad and could limit the growth of our business.

We currently sell and intend to continue to sell our products outside the United States. To market our products in the European Union and many other foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval by the FDA does not ensure approval by foreign regulatory authorities. The approval procedures in foreign jurisdictions can vary widely and can involve additional clinical trials and data review. We and our collaborative partners may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and therefore we may be unable to commercialize our products internationally. The failure to obtain these approvals could harm our business.

Our international operations increase our risk of exposure to potential claims of bribery and corruption.

As we expand our commercialization activities outside of the United States, we are subject to an increased risk of inadvertently conducting activities in a manner that violates the FCPA, the U.K. Bribery Act, Canada’s Corruption of Foreign Public Officials Act, or other similar foreign laws, which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. In the course of establishing and expanding our commercial operations and seeking regulatory approvals outside of the United States, we will need to establish and expand business relationships with various third parties and will interact more frequently with foreign officials, including regulatory authorities and physicians employed by state-run healthcare institutions who may be deemed to be foreign officials under the FCPA or similar foreign laws. If our business practices outside the United States are found to be in violation of the FCPA or similar foreign laws, we and our senior management may be subject to significant civil and criminal penalties, potential debarment from public procurement and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our operations, including our use of hazardous materials, chemicals, bacteria and viruses, require us to comply with regulatory requirements and expose us to significant potential liabilities.

Our operations involve the use of hazardous materials, including chemicals, and may produce dangerous waste products. Accordingly, we, along with the third parties that conduct clinical trials and manufacture our products and product candidates on our behalf, are subject to federal, state, local and foreign laws and regulations that govern the use, manufacture, distribution, storage, handling, exposure, disposal and recordkeeping with respect to these materials. We are also subject to a variety of environmental and occupational health and safety laws. Compliance with current or future laws and regulations can require significant costs and we could be subject to substantial fines and penalties in the event of noncompliance. In addition, the risk of contamination or injury from these materials cannot be completely eliminated. In such event, we could be held liable for substantial civil damages or costs associated with the cleanup of hazardous materials.

The U.S. federal budget sequestration process may have a significant impact on our business.

On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering mandatory reductions in federal spending by as much as $1.1 trillion from 2013 through 2021, referred to as sequestration. The Bipartisan Budget Act of 2013 and subsequent legislation provide billions in sequester relief, but also extends the 2% reduction in Medicare payments, discussed below through fiscal year 2025. Sequestration-related spending reductions may have a significant adverse impact on our business.

Sequestration spending reductions may adversely affect the FDA. While user fees can be used in the review of certain regulatory filings, including NDAs, it is possible that sequestration spending reductions will result in additional backlogs in the approval process that could adversely affect the timing of FDA review of our regulatory filings for our products and product candidates. Sequestration also includes a 2% reduction in Medicare payments, which could also have a significant negative impact on our business. These reductions impact payments to hospitals, physicians, and Medicare managed care and prescription drug plans, under Medicare Parts A, B and D, and the Medicare Advantage program. The significant magnitude of the sequestration payment reductions places additional financial pressures on Medicare providers, including hospitals with high inpatient Medicare volume, which could force these providers to take new measures to address the shortfall in previously-expected reimbursements. It is possible that these measures could result in heightened scrutiny and/or reduced purchasing of branded pharmaceuticals and any future drug product we may market.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

EU Member States, Switzerland and other countries have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU Data Protection Directive, as implemented into national laws by the EU Member States, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. Data protection authorities from the different EU Member States may interpret the EU Data Protection Directive and national laws differently, which adds to the complexity of processing personal data in the European Union, and guidance on implementation and compliance practices are often updated or otherwise revised. Our failure to comply with these laws could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results. If the currently proposed revised draft EU Data Protection Regulation is adopted in its current form it may also increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance with the new EU data protection rules.

Public concern regarding the safety of drug products could result in the inclusion of unfavorable information in our labeling, or require us to undertake other activities that may entail additional costs.

In light of widely publicized events concerning the safety risk of certain drug approved products, the FDA, members of Congress, the Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products and revisions to drug labeling that further limit use of the drug products and the establishment of risk management programs that may, for example, restrict distribution of drug products after approval. The Food and Drug Administration Amendments Act of 2007, or FDAAA, grants significant expanded authority to the FDA, much of which is aimed at improving the safety of drug products before and after approval. In particular, the FDAAA authorizes the FDA to, among other things, require post-approval studies and clinical trials, mandate changes to drug labeling to reflect new safety information and require risk evaluation and mitigation strategies for certain drugs, including certain currently approved drugs. The FDAAA also significantly expands the federal government’s clinical trial registry and results databank, which we expect will result in significantly increased government oversight of clinical trials. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties, among other regulatory, civil and criminal penalties. The increased attention to drug safety issues may result in a more cautious approach by the FDA in its review of data from our clinical trials. Data from clinical trials may receive greater scrutiny, particularly with respect to safety, which may make the FDA or other regulatory authorities more likely to require additional pre-clinical studies or clinical trials. If the FDA requires us to provide additional clinical or pre-clinical data for any of our product candidates, the indications for which this product candidate was approved may be limited or there may be specific warnings or limitations on dosing, and our efforts to commercialize our product candidates may be otherwise adversely impacted.

Product Development Risks

Our business depends on our success in developing and commercializing our product candidates. If we are unable to commercialize these product candidates, or experience significant delays or unanticipated costs in doing so, our business would be materially and adversely affected.

We have invested significant effort and financial resources in the development of our therapeutics and product candidates. In addition to our product sales, our ability to generate revenue is dependent on a number of factors, including the success of our development programs, the interest of commercial entities and non-governmental organizations and others in funding the development of certain of our product candidates, the ability to attract and establish external development partnerships and the commercial viability of our developed product candidates. The commercial success of our product candidates will depend on many factors, including accomplishing the following in an economical manner:

•	successful development and formulation that meets FDA requirements;

•	successful completion of clinical or non-clinical development, including toxicology studies;

•	receipt of marketing approvals from the FDA and equivalent foreign regulatory authorities;

•	establishment of commercial manufacturing and product supply arrangements;

•	training of a commercial sales force for the product, whether alone or in collaboration with others;

•	successful registration and maintenance of relevant patent and/or other proprietary protection; and

•	acceptance of the product by potential government customers, physicians, patients, healthcare payors and others in the medical community.

If we are delayed or prevented from developing or commercializing a product candidate in a profitable manner, or if doing so requires us to incur significant unanticipated costs, our growth could be materially and adversely affected.

Clinical trials of product candidates are expensive and time-consuming, and their outcome is uncertain. We must invest substantial amounts of time and financial resources in these trials, which may not yield viable products.

Before obtaining regulatory approval for the sale of our product candidates, we and our collaborative partners, where applicable, must conduct extensive pre-clinical studies and clinical trials to establish proof of concept and demonstrate the safety and efficacy of our product candidates. Pre-clinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. An unexpected result in one or more of our clinical trials can occur at any stage of testing.

We may experience unforeseen events or issues during, or as a result of, pre-clinical testing or clinical trials. These issues and events, which could delay or prevent our ability to receive regulatory approval for a product candidate, include, among others:

•	lack of efficacy of product candidates during the trials;

•	safety issues or inconclusive or incomplete testing, trial or study results;

•	our inability or the inability of Emergent and our other third-party manufacturers to manufacture sufficient quantities of materials for use in trials;

•	the unavailability or variability in the number and types of subjects for each study;

•	government or regulatory restrictions or delays; and

•	greater than anticipated costs of trials.

For example, in December 2015, after a joint review of data from the Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys concluded that the dosing regimen and administration required adjustment.

As a result of the required dosing regimen change and the impact to the overall development timeline and technical risk, the co-development agreement with MorphoSys was restructured. As a result of the required change in dosing regimen for MOR209/ES414, the lead RTCC candidate, the termination provisions under the MorphoSys collaboration agreement were similarly amended in MorphoSys’ favor. Specifically, MorphoSys, at its sole discretion, has a one-time, no notice termination right exercisable at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the current, re-started Phase 1 trial. Patients receiving weekly doses of MOR209/ES414 developed ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug and reduce the concentration of active MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. There is no guarantee that this change in administration will enable higher dosing and/or prevent the development of ADA. Further adverse or inconclusive clinical results could require additional adjustments to the dosing regimen or other parts of the program and could delay or prevent our ability to receive regulatory approval for MOR209/ES414.

In addition, product candidates that experience success in pre-clinical testing and early-stage clinical trials will not necessarily experience the same success in late-stage clinical trials, which are required for marketing approval. The FDA and other countries’ regulatory authorities will allow us to begin clinical trials under an IND, or similar document in other countries only if we demonstrate in our submission that the potential product candidate will not expose humans to unreasonable risks and that the compound has pharmacological activity that justifies clinical development. It takes significant time and expense to generate the requisite data to support an IND or similar document. In many cases, companies spend the time and resources only to discover that the data are not sufficient to support an IND or similar document and therefore are unable to enter human clinical trials.

Even if we are successful in advancing a product candidate into the clinical development stage, before obtaining regulatory and marketing approvals, we must demonstrate through extensive human clinical trials that the product candidate is safe and effective for its intended use. Human clinical trials must be carried out under protocols that are acceptable to regulatory authorities and to the independent committees responsible for the ethical review of clinical studies. There may be delays in preparing protocols or receiving approval for them that may delay the start or completion of the clinical trials. In addition, clinical practices vary globally, and there is a lack of harmonization among the guidance provided by various regulatory bodies of different regions and countries with respect to the data that is required to receive marketing approval, which makes designing global trials increasingly complex. In addition, any deficiency in the design, implementation or oversight of our development programs could cause us to incur significant additional costs, experience significant delays, prevent us from obtaining marketing approval for any product candidate or abandon development of certain product candidates, any of which could harm our business and cause our stock price to decline.

The FDA may designate a product as a fast track drug if it is intended for the treatment of a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for this disease or condition. Sponsors granted a fast track designation for a drug are granted more opportunities to interact with the FDA during the approval process and are eligible for FDA review of the application on a rolling basis, before the application has been completed. Receipt of Fast Track designation may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures, and Fast Track designation may be withdrawn by the FDA at any time. In addition, Fast Track designation does not guarantee the ability to take advantage of the expedited review procedures and does not increase the likelihood of receiving any regulatory approvals.

Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified that could delay, prevent or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt our manufacturing and distribution operations and could result in a more restrictive label, the imposition of distribution or use restrictions or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If any of our product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

For example, as noted above, MOR209/ES414 is currently being tested in its first clinical trial in humans. Twelve patients have received the drug. One of the significant serious adverse events associated with the drug is infusion reactions. Infusion reactions are often associated with the infusion of a protein and are expected with this drug that activates T-cells. The events that have been reported with infusion of the drug include: fever, fatigue, hypertension, bronchospasm, chills and rigors. The severity of these reactions varied by patient and were managed medically and resolved. In addition we recently discovered that patients receiving weekly doses of our product candidate MOR209/ES414 developed ADA during use. This ADA, which was not associated with safety issues, developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. Undesirable side effects, such as this, or other unexpected adverse events or properties of any of our candidates, could arise or become known either during clinical development or, if approved, after the approved product has been marketed. If such an event occurs during development, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our other product candidates. If such an event occurs, a number of potentially significant negative consequences may result, including:

•	regulatory authorities may require additional warnings on the label or impose distribution or use restrictions;

•	regulatory authorities may require one or more post-market studies;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate, or could substantially increase commercialization costs and expenses, which could delay or prevent us from generating revenue from the sale of our products and harm our business and results of operations.

We depend on third parties to conduct our clinical and non-clinical trials. If these third parties do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates and, as a result, our business may suffer.

We do not have the ability to independently conduct the clinical and non-clinical trials required to obtain regulatory approval for our product candidates. We depend on third parties, such as independent clinical investigators, contract research organizations and other third-party service providers to conduct the clinical and non-clinical trials of our product candidates and expect to continue to do so. We rely heavily on these third parties for successful execution of our clinical and non-clinical trials, but we do not exercise day-to-day control over their activities. Our reliance on these service providers does not relieve us of our regulatory responsibilities, including ensuring that our trials are conducted in accordance with the FDA-approved good clinical practices, or GCPs, and the plan and protocols contained in the relevant regulatory application. In addition, these organizations may not complete these activities on our anticipated or desired timeframe. We also may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider, which may prove difficult, costly and result in a delay of our trials. Any delay in or inability to complete our trials could delay or prevent the development, approval and commercialization of our product candidates.

If we, contract research organizations or other third parties assisting us or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or its non-U.S. counterparts may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA or non-U.S. regulatory agencies will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product produced under GCPs and similar regulations outside of the United States. Our failure, or the failure of our product manufacturers, to comply with these regulations may require us to repeat or redesign clinical trials, which would increase our development costs and delay or impact the likelihood of regulatory approval.

If third parties do not carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols, including dosing requirements, or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates or succeed in our efforts to create approved line extensions for certain of our existing products or generate additional useful clinical data in support of these products.

In certain cases, government entities conduct studies of our product candidates, and we may seek to rely on these studies in applying for marketing approval for certain of our product candidates. These government entities have no obligation or commitment to us to conduct or complete any of these studies or clinical trials and may choose to discontinue these development efforts at any time.

If we are unable to obtain any necessary third-party services on acceptable terms or if these service providers do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for our product candidates may be delayed or prevented.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

We continue to evaluate our business strategy and, as a result, may modify our strategy in the future. In this regard, we may, from time to time, focus our product development efforts on different product candidates or may delay or halt the development of various product candidates. This could require changes in our facilities and our personnel. Any product development changes that we implement may not be successful. In particular, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

Our decisions to allocate our research and development, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate product development programs may also prove to be incorrect and could cause us to miss valuable opportunities.

For example, in December 2015, after a joint review of data from the Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, the parties concluded that the dosing regimen and administration required adjustment. Patients receiving weekly doses of MOR209/ES414 developed ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug and reduce the concentration of active MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA.

There is no guarantee that this change in administration will enable higher dosing and/or prevent the development of ADA. The required dosing regimen change for MOR209/ES414 may not prove successful or sufficient to allow further development of this product candidate. As MOR209/ES414 is the lead candidate for our ADAPTIR Redirected T-Cell cytotoxicity, or RTCC, bispecific platform technology, equivocal or negative outcomes may impact not only the ability to further progress this product candidate but the viability of the RTCC platform. An important part of our business strategy is to develop, partner and commercialize new product candidates using the ADAPTIR RTCC platform.

If our competitors are able to obtain orphan drug exclusivity for a product that is competitive with one or more of our product candidates and we cannot show that our product candidate is clinically superior, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including Europe and the United States, may designate drugs that target relatively small patient populations as orphan drugs. A disease or condition is considered orphan if it affects fewer than 200,000 people in the United States. Orphan drug exclusivity (afforded to the first applicant to receive approval for an orphan designated drug) prevents FDA approval of applications by others for the same drug for the designated orphan disease or condition. The FDA may approve a subsequent application from another applicant if the FDA determines that the application is for a different drug or different use, or if the FDA determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need.

We have received an orphan drug designation from the FDA for VARIZIG for treatment following exposure to varicella (chickenpox) in high-risk patient groups, including children with compromised immune systems, newborns and pregnant women. We have also received orphan drug designation for otlertuzumab and we may seek such status with additional product candidates.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity. VARIZIG has orphan drug exclusivity in the United States through December 2019. Our product candidate otlertuzumab was granted orphan drug designation by the FDA in November 2011 and received orphan medicinal product designation from the European Commission in December 2012 for the treatment of chronic lymphocytic leukemia. The exclusivity applies only to the indication for which each drug has been designated and approved. The applicable exclusivity period is seven years in the United States, but this period may be interrupted if a sponsor of a competitive product that is otherwise the same drug for the same use can show that its drug is clinically superior to our orphan drug candidate. The European exclusivity period is ten years, but may be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including where it is shown that the drug is sufficiently profitable so that market exclusivity is no longer justified.

A grant of an orphan designation is not a guarantee that a product will be approved by the FDA.

If we do not obtain orphan drug exclusivity for our drug products, which do not have patent protection, our competitors may then sell the same drug to treat the same condition.

We do not have patent protection for WinRho SDF, HepaGam B or VARIZIG. Because not all of our drugs have patent protection, orphan drug designation is particularly important for our products that are eligible for orphan drug designation. As previously noted, VARIZIG has orphan drug exclusivity in the United States for treatment following exposure to varicella (chickenpox) in high-risk patient groups through December 2019. We plan to rely on this exclusivity period under the orphan drug designation for VARIZIG to maintain a competitive position. Our product candidate otlertuzumab was granted orphan drug designation by the FDA in November 2011 and received orphan medicinal product designation from the European Commission in December 2012 for the treatment of chronic lymphocytic leukemia. Orphan designation in Europe qualifies a drug for certain development and commercial incentives, including protocol assistance, access to centralized authorization procedures, reduced fees for regulatory activities, and 10 years of market exclusivity after approval.

Intellectual Property Risks

If we are unable to protect our intellectual proprietary rights, our business could be harmed.

Our commercial success will depend, in large part, on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology, products and product candidates. Obtaining and maintaining this protection is very costly. The patentability of technology in in the biotechnology field generally is highly uncertain and involves complex legal and scientific questions. We cannot be certain that our patents and patent applications, including our own and those that we have rights through licenses from third parties, will adequately protect our intellectual property. Our success protecting our intellectual property depends significantly on our ability to:

•	obtain and maintain U.S. and foreign patents, including defending those patents against adverse claims;

•	secure patent term extension for the patents covering our approved products;

•	protect trade secrets;

•	operate without infringing the proprietary rights of others; and

•	prevent others from infringing our proprietary rights.

Our principal patent applications and trademarks are described in greater detail in “Business—Intellectual Property” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents may inadvertently lapse or be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the duration of patent protection we may have for our products. In the past, we have abandoned the prosecution and/or maintenance of patent applications related to patent families in the ordinary course of business. In the future we may choose to abandon such prosecution and/or maintenance in a similar fashion. If these patent rights are later determined to be valuable or necessary to our business, our competitive position may be adversely affected. Changes in patent laws or administrative patent office rules or changes in interpretations of patent laws in the United States and in other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, or result in costly defensive measures.

The cost of litigation to uphold the validity of patents, once obtained, to prevent infringement or to otherwise protect or enforce our proprietary rights could be substantial and, from time to time, our patents are subject to patent office proceedings. Some of our competitors may be better able to sustain the costs of complex patent litigation because they may have substantially greater financial resources. Intellectual property lawsuits are expensive and unpredictable and would consume management’s time and attention and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions covered by or incorporating them. There is also a risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the invention(s), including on the grounds that its activities do not infringe the patent. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

In addition to patent litigation, we may be a party to adversarial proceedings before the Patent Trial and Appeal Board of the US Patent and Trademark Office, or the PTAB. Potential proceedings before the PTAB include inter partes review proceedings, post-grant review proceedings and interference proceedings. Depending on our level of success at the PTAB, these proceedings could adversely impact our intellectual property rights with respect to our products and technology.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the value of patents, once obtained, and with regard to our ability to obtain patents in the future. Depending on decisions by the U.S. Congress, the federal courts, and the PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Our collaborative partners and licensors may not adequately protect our intellectual property rights. These third parties may have the first right to maintain or defend intellectual property rights in which we have an interest and, although we may have the right to assume the maintenance and defense of such intellectual property rights if these third parties do not do so, our ability to maintain and defend such intellectual property rights may be compromised by the acts or omissions of these third parties.

Our patents, once obtained, also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that others have not filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

We also will rely on current and future trademarks to establish and maintain recognized brands. If we fail to acquire and protect such trademarks, our ability to market and sell our products, and therefore our business, financial condition and operating results, could be materially and adversely affected.

If the outcome of patent opposition proceedings currently pending in Europe relating to IXINITY are unsuccessful, we may need to identify an additional fill/finish manufacturer, which could result in significant production delays and additional costs associated with moving our fill/finish manufacturing activities and identifying another fill/finish manufacturer.

We are currently involved in five opposition proceedings in Europe relating to factor IX proteins such as IXINITY. Baxter International Inc. is the sole counter-party in all five proceedings and our IXINITY product currently undergoes fill-finish in Europe. Of the five European Patent Office Proceedings, three have gone before the European Patent Office Opposition Division. Of these three, two were decided in our favor (in the name of UNC, our licensor) and one was decided in favor of Baxter. Two of these oppositions have been appealed, and we expect Baxter to appeal the third. It may be several years before these oppositions go before the Boards of Appeal for a final decision. The remaining two oppositions have not gone before the European Patent Office Opposition Division. Depending on the final outcome of these proceedings, we may be unable to continue to conduct our current IXINITY fill/finish manufacturing activities.

Patheon UK Limited, through an affiliate, is currently the sole source third-party manufacturer that provides fill and finish services for our IXINITY product, which conducts such activities in Europe. If, as a result of an adverse outcome in these proceedings, we are required to identify an additional fill/finish manufacturer in another location, we would not be able to do so without significant delay and likely significant additional cost.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries we may have to expend substantial sums and management resources.

Patent and other intellectual property laws outside the United States are even more uncertain than in the United States and are continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts. A European Patent Opposition, for instance, is a European Patent Office proceeding that allows for an opponent to challenge the validity of an issued patent. A European Patent Opposition is a proceeding that determines only the validity of a patent and does not determine whether a party infringes a patent. To initiate an Opposition at the European Patent Office, an opponent files a notice that it wishes to oppose the patent within a nine month period following the publication of the patent grant. After the opponent files the notice, it may be a few years before the merits of the opposition are heard and decided by the European Patent Office Opposition Division and several more years before the Boards of Appeal hears and decides on any appeals.

As previously noted, we are currently involved in five opposition proceedings related to IXINITY and recombinant vitamin K dependent proteins. Depending on the final outcome of these proceedings, we may be unable to sell factor IX products in Europe relating to the subject matter claimed in the European patents we are opposing.

Although we do not have current marketing authorization for IXINITY (our only product based on recombinant vitamin K dependent proteins) in Europe, nor do we sell IXINITY in Europe, if these opposition proceedings are successful, we may never be able to obtain marketing authorization to sell IXINITY in Europe or any other recombinant vitamin K dependent products we may develop in the future. In addition, if any of the patents we own or exclusively license are invalidated during the opposition process, we may be unable to block competitors from performing certain activities in Europe currently covered by the patents.

Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management and could materially affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents and other intellectual property rights of third parties under which we do not hold sufficient licenses or other rights. Additionally, third parties may be successful in obtaining patent protection for technologies that cover development and commercialization activities in which we are already engaged. These third parties may have substantially greater financial resources than us and could bring claims against us that could cause us to incur substantial expenses to defend against these claims and, if successful against us, could cause us to pay substantial damages. Furthermore, if a patent infringement or other similar suit were brought against us, we could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit. Intellectual property litigation in the biotechnology industry is common, and we expect this trend to continue.

As a result of patent infringement or other similar claims, or to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, if at all, or if an injunction is granted against us, which could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other adversarial proceedings such as proceedings before the PTAB and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology.

Patent litigation and other proceedings may also absorb significant management time. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Our Aptevo trademarks may be opposed which could have a material and adverse effect on our business.

We have applications pending that cover the APTEVO, APTEVO THERAPEUTICS, APTEVO BIOTHERAPEUTICS and APTEVO RESEARCH AND DEVELOPMENT trademarks. If a third party opposes any of these Aptevo trademarks, we may incur significant expense in the course of participating in the opposition process, which can be expensive and lengthy, and any settlement of which may result in our agreeing to be subject to restrictions on our use of the relevant Aptevo trademark. In addition, if we are unsuccessful in an opposition against an Aptevo trademark, we would lose the ability to obtain trademark registration for one or more uses of the relevant Aptevo mark.

For example, Bristol-Myers Squibb Company filed with the U.S. Patent and Trademark Office a request for a 90-day extension of time to oppose each Aptevo trademark. Specifically, unless Aptevo consents to an additional extension of time, Bristol-Myers Squibb will have until June 22, 2016 to oppose the APTEVO and APTEVO THERAPEUTICS trademarks, until July 20, 2016 to oppose the APTEVO RESEARCH AND DEVELOPMENT trademark and until July 27, 2016 to oppose the APTEVO BIOTHERAPEUTICS trademark.

At this time, we are uncertain whether Bristol-Myers Squibb Company intends to oppose any of these trademarks, but any such opposition could result in our incurrence of significant expenses in participating in the opposition process or attempting to negotiate a settlement agreement with Bristol-Myers Squibb Company, the loss of our ability to obtain trademark registration for one or more use of the relevant Aptevo mark or restrictions on our use of the relevant Aptevo trademark, all of which could have a material and adverse effect on our business. We have received no indication from Bristol-Myers Squibb Company that it plans to take any legal action against Aptevo other than the potential oppositions.

If a third-party files a trademark infringement claim against us, defending ourselves against such claim could be costly, time-consuming and distracting to management, and if we are unsuccessful in our defense, we could face an injunction and damages, all of which could have a material and adverse effect on our business.

If a third-party files a trademark infringement claim against us, defending ourselves against such claim could be costly, time-consuming and distracting to management, and if we are unsuccessful in our defense, we could face an injunction and damages.

At this time, we are uncertain whether Bristol-Myers Squibb Company intends to assert that our use of the Aptevo trademarks infringes its trademark rights, but defending ourselves against such claim could be costly, time-consuming and distracting to management, and if we are unsuccessful in our defense, we could face an injunction prohibiting us from using the Aptevo trademarks and damages, all which could have a material and adverse effect on our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to a number of license agreements and expect to enter into additional license agreements in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license in whole or in part, terminate the exclusive nature of the license and/or sue us for breach, which could cause us to not be able to market any product that is covered by the licensed patents and may be subject to damages.

Any such termination or claim, particularly relating to our agreements with respect to WinRho SDF, HepaGam B, VARIZIG or IXINITY could have a material adverse effect on our financial condition, results of operations, liquidity or business. Even if we contest any such termination or claim and are ultimately successful, such dispute could lead to delays in the development or commercialization of potential products and result in time-consuming and expensive litigation or arbitration.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, information processes and know-how. These types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, through agreements with our employees, consultants and third parties as well as confidentiality policies and audits, although these may not be successful in protecting our trade secrets and confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known, including through a potential cyber security breach, or may be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Our WinRho SDF, HepaGam B and VARIZIG products are protected by Emergent’s manufacturing trade secrets. There are no patents or patent applications pending that support these hyperimmune products. If Emergent fails to adequately protect the trade secrets supporting these products, competitors may be able to copy our products by reproducing the manufacturing processes.

Risks Related to Collaborations

We may not be successful in establishing and maintaining collaborations that leverage our capabilities in pursuit of developing and commercializing our product candidates.

For each of our product candidates, including otlertuzumab, we plan to evaluate the merits of entering into collaboration arrangements with third parties, including leading biotechnology companies or non-governmental organizations.

We currently are party to a collaboration arrangement with MorphoSys AG for the joint worldwide development and commercialization of MOR209/ES414, a targeted immuno-therapeutic protein being developed for metastatic castration-resistant prostate cancer, which is advanced prostate cancer that has spread to other organs and no longer responds to hormone blocking therapies. In December 2015, after a joint review of data from the Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys concluded that the dosing regimen and administration required adjustment. Patients receiving weekly doses of MOR209/ES414 developed ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug, reduced the concentration of MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. There is no guarantee that this change in administration will enable higher dosing and/or prevent the development of ADA.

We plan to continue the current clinical trial under an amended protocol with recruitment expected to start around mid-2016. As a result of the required dosing regimen change and the impact to the overall development timeline and technical risk, our co-development agreement with MorphoSys was restructured. Under the terms of the restructured agreement, MorphoSys’ cost sharing in the years 2016 to 2018 was reduced and future milestone payments payable by MorphoSys to us were reduced to a total of up to $74 million. In addition, the amended collaboration agreement changed the total expected funding requirement for us to up to approximately $250 million. As a result of the required change in dosing regimen for MOR209/ES414, the lead RTCC candidate, the termination provisions under the MorphoSys collaboration agreement were amended to give MorphoSys a one-time right to terminate the collaboration agreement, without notice, at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the Phase 1 trial. Further adverse or inconclusive clinical results could lead to further renegotiation of the terms or cancellation of our collaboration agreement with MorphoSys AG.

We expect to selectively pursue collaboration arrangements with third parties that have particular technology, expertise or resources for the development or commercialization of our product candidates or for accessing particular markets. We face, and will continue to face, significant competition in seeking appropriate partners for our product candidates. If we are unable to identify partners whose capabilities complement and integrate well with ours and reach collaboration arrangements with such partners on a timely basis, on acceptable terms or at all, or if the arrangements we establish are unproductive for us, we may fail to meet our business objectives for the particular product candidate. Our ability to enter into such arrangements with respect to products in development that are subject to licenses may be limited by the terms of those licenses.

Any collaboration that we enter into may not be successful and the success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborative partners. It is likely that our collaborative partners will have significant discretion in determining the efforts and resources that they will apply to these collaborations.

The risks that we are subject to in any of our collaborations include, among others:

•	our collaborative partners may not commit adequate resources to the development, marketing and distribution of any collaboration products, limiting our potential revenues from these products;

•	our collaborative partners may experience financial difficulties and may therefore be unable to meet their commitments to us;

•	our collaborative partners may pursue a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	our collaborative partners may terminate our relationship.

For example, in 2011, Abbott Laboratories, or Abbott, terminated its collaboration with Emergent for the development of otlertuzumab following a portfolio reprioritization process by Abbott.

The failure of any of our future collaboration partners to perform as expected could place us at a competitive disadvantage and adversely affect us financially, including delay and increased costs of development, loss of market opportunities, lower than expected revenues and impairment of the value of the related product candidate. Collaborations are a critical part of our business strategy, and any inability on our part to establish and successfully maintain such arrangements on terms favorable to us or to work successfully with our collaborative partners could have an adverse effect on our operations and financial performance.

Financial Risks

We may seek debt financing, which may restrict the operation of our business and limit the cash available for investment in our business operations.

We may seek debt financing to support our ongoing activities or to provide additional financial flexibility. Debt financing could have significant adverse consequences for our business, including:

•	requiring us to dedicate a substantial portion of any cash flow from operations to payment on our debt, which would reduce the amounts available to fund other corporate initiatives;

•	increasing the amount of interest that we have to pay on debt with variable interest rates, if market rates of interest increase;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions, acquire companies, products or technology, or obtain further debt financing;

•	requiring us to pledge our assets as collateral, which could limit our ability to obtain additional debt financing;

•	limiting our flexibility in planning for, or reacting to, general adverse economic and industry conditions; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt, better debt servicing options or stronger debt servicing capacity.

We may not have sufficient funds or be able to obtain additional financing to pay the amounts due under any future indebtedness. In addition, failure to comply with the covenants under any future debt instruments could result in an event of default under those instruments. An event of default could result in the acceleration of amounts due under a particular debt instrument and a cross default and acceleration under any future debt instruments, and we may not have sufficient funds or be able to obtain additional financing to make any accelerated payments. Under these circumstances, our lenders could seek to enforce security interests, if any, in our assets securing our indebtedness.

We may not achieve profitability in future periods or on a consistent basis.

Our ability to become profitable will be substantially dependent on the receipt of the $65 million total cash contributions from Emergent, our product sales revenues and revenues from collaboration and licensing arrangements. Accordingly, our ability to become profitable may be adversely affected as we progress through various stages of ongoing or planned clinical trials for our product candidates. We may not be able to achieve or sustain profitability. In addition, we anticipate incurring significant costs associated with the separation from Emergent and making substantial expenditures to further develop and commercialize our products and product candidates. We anticipate needing to generate greater revenue in future periods from our marketed products and from our products in development in order to achieve profitability in light of our planned expenditures. If we are unable to generate greater revenue, we may not achieve profitability in future periods, and may not be able to maintain any profitability we do achieve. If we are unable to generate sufficient revenues, we will not become profitable and may be unable to continue operations without additional funding.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturns.

Our results of operations could be materially negatively affected by general economic conditions, both in the United States and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Domestic and international equity markets continue to experience heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds, if necessary, and our stock price may further decline.

Credit and financial market conditions may exacerbate certain risks affecting our business.

Sales of our products are made, in part, through direct sales to our customers, which include hospitals, physicians and other health care providers. As a result of adverse global credit and financial market conditions, our customers may be unable to satisfy their payment obligations for invoiced product sales or may delay payments, which could negatively affect our revenues, income and cash flow. In addition, we rely upon third parties for many aspects of our business, including our collaboration partners, wholesale distributors for our products, contract clinical trial providers, research organizations, manufacturers and third-party suppliers. Because of the tightening of global credit and the volatility in the financial markets, there may be a delay or disruption in the performance or satisfaction of commitments to us by these third parties, which could adversely affect our business.

The way that we account for our operational and business activities is based on estimates and assumptions that may differ from actual results.

The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates its critical estimates and judgments, including, among others: those related to revenue recognition, including product rebates, chargeback and return accruals; inventory; clinical research costs; business combinations; intangible assets and impairment; income taxes; stock-based compensation; and contingent consideration. Those critical estimates and assumptions are based on our historical experience, future projections, our observance of trends in the industry, and various other factors that are believed to be reasonable under the circumstances, and they form the basis for making judgments about the carrying values and fair values of assets and liabilities that may not be readily apparent from other sources. If actual results differ from these estimates as a result of unexpected conditions or events occurring which cause us to have to reassess our assumptions, there could be a material adverse impact on our financial results and the performance of our stock.

We face product liability exposure, which could cause us to incur substantial liabilities and negatively affect our business, financial condition and results of operations.

The nature of our business exposes us to potential liability inherent in pharmaceutical products, including with respect to the sale of our products, any other products that we successfully develop and the testing of our product candidates in clinical trials. Product liability claims might be made by patients in clinical trials, consumers, health care providers or pharmaceutical companies or others that sell our products. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or otherwise possess regulatory approval for commercial sale or study. We cannot predict the frequency, outcome or cost to defend any such claims.

If we cannot successfully defend ourselves against future claims that our products or product candidates caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand or withdrawal of a product;

•	adverse publicity and/or injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	an inability to commercialize products that we may develop.

The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. Further product liability insurance may be difficult and expensive to obtain. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy all potential liabilities. Claims or losses in excess of our product liability insurance coverage could have a material adverse effect on our business, financial condition and results of operations. The cost of defending any products liability litigation or other proceeding, even if resolved in our favor, could be substantial. Uncertainties resulting from the initiation and continuation of products liability litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Product liability claims, regardless of merit or eventual outcome, may absorb significant management time and result in reputational harm, potential loss of revenue from decreased demand for our products and/or product candidates, withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs, and could cause our stock price to fall.

Product recalls may be issued at our discretion or at the discretion of our suppliers, government agencies and other entities that have regulatory authority for pharmaceutical sales. Any recall of our products could materially adversely affect our business by rendering us unable to sell that product for some time and by adversely affecting our reputation. A recall could also result in product liability claims by individuals and third-party payors. In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by the FDA, the EMA, or the competent authorities of the EU Member States. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension, variation, or withdrawal of approval. Any such regulatory action by the FDA, the EMA or the competent authorities of the EU Member States could lead to product liability lawsuits as well.

We rely significantly on information technology systems and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively or result in data leakage of proprietary and confidential business and employee information.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of our computer systems make them potentially vulnerable to interruption, invasion, computer viruses, destruction, malicious intrusion and additional related disruptions, which may result in the impairment of production and key business processes.

We will install and implement information technology infrastructure to support our critical business functions, as discussed in greater detail in the risk factor below entitled “As we continue to build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.”

In addition, our systems are potentially vulnerable to data security breaches—whether by employee error, malfeasance or other disruption—which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information, including sensitive personal information, of our employees, clinical trial patients, customers and others.

A significant business disruption or a breach in security resulting in misappropriation, theft or sabotage with respect to our proprietary and confidential business and employee information could result in financial, legal, business or reputational harm to us, any of which could adversely affect our business, financial condition and operating results.

Our success is dependent on our continued ability to attract, motivate and retain key personnel, and any failure to attract or retain key personnel may negatively affect our business.

Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors largely depends upon our ability to attract, retain and motivate highly qualified managerial and key scientific and technical personnel. If we are unable to retain the services of one or more of the principal members of senior management, including our Chief Executive Officer, Marvin L. White, and Chief Financial Officer, Jeffrey G. Lamothe, and Chief Medical Officer, Scott C. Stromatt, or other key employees, our ability to implement our business strategy could be materially harmed. Our industry has experienced a high rate of turnover of management personnel in recent years. We face intense competition for qualified employees from biotechnology companies, research organizations and academic institutions. Attracting, retaining or replacing these personnel on acceptable terms may be difficult and time-consuming given the high demand in our industry for similar personnel. We believe part of being able to attract, motivate and retain personnel is our ability to offer a competitive compensation package, including equity incentive awards. If we cannot offer a competitive compensation package or otherwise attract and retain the qualified personnel necessary for the continued development of our business, we may not be able to maintain our operations or grow our business.

We are subject to periodic litigation, which could result in losses or unexpected expenditure of time and resources.

From time to time, we may be called upon to defend ourselves against lawsuits relating to our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome in any such proceedings could have an adverse impact on our business, financial condition and results of operations. If our stock price is volatile, we may become involved in securities class action lawsuits in the future. Any litigation in the future, regardless of its merits, could result in substantial costs and a diversion of management’s attention and resources that are needed to successfully run our business. For a more detailed discussion of litigation, see “Business—Legal Proceedings.”

RISKS RELATED TO THE SEPARATION

Until the separation occurs, Emergent has sole discretion to change the terms of the separation in ways which may be unfavorable to us.

We expect to complete the separation from Emergent in mid-2016. Unanticipated developments, including possible delays in obtaining a tax opinion, covenant waivers or other required clearances, uncertainty of the financial markets and challenges in establishing infrastructure or processes, could delay or prevent the proposed spin-off or cause it to occur on terms or conditions that are less favorable or different than currently contemplated. Executing the proposed spin-off also requires significant time and attention from management and employees, which could distract them from other tasks in operating our business and, as a result, negatively impact our operations and our earnings.

Until the separation occurs, we will be a wholly-owned subsidiary of Emergent. Accordingly, Emergent will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. Emergent may also decide at any time not to proceed with the separation and distribution. In addition, the separation is subject to material conditions and may not be completed on the currently contemplated timeline or at all.

If the proposed separation is consummated, we may not realize some or all of the anticipated benefits due to a number of factors.

Even if the transaction is completed, we may not realize some or all of the anticipated strategic, financial or other benefits from the separation. These expected benefits include the benefits described in “The Separation and Distribution—Reasons for the Separation.” We may not achieve these and other anticipated benefits for a variety of reasons. We will be smaller, less diversified and with a narrower business focus than the currently combined company, and may be more vulnerable to changing market conditions, which could materially and adversely affect our business, financial condition and results of operations. Execution of the spin-off transaction presents a number of significant risks to our internal processes, including the failure to maintain an adequate control environment due to changes to our information technology systems and financial reporting processes, both as we execute the transaction and following consummation. There may also be dis-synergies from separating the businesses that could negatively impact the financial condition and results of operations of either or both businesses. There also can be no assurance that the separation will not adversely affect our business. Further, the combined value of the common stock of the two publicly-traded companies may not be equal to or greater than what the value of our common stock would have been had the proposed spin-off not occurred.

We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our business as operated by and integrated with Emergent. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Emergent. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Prior to the separation, our business was operated by Emergent as part of Emergent’s broader corporate organization, rather than as an independent company. Emergent or one of its affiliates performed various corporate functions for us, such as accounting, information technology, legal, human resources, regulatory, quality assurance, quality control and finance. Following the separation, Emergent will provide some of these functions to us, as described in “Certain Relationships and Related Party Transactions.” Our historical results reflect allocations of corporate expenses from Emergent for such functions. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly-traded company for the periods presented. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after our separation from Emergent. These initiatives to develop our independent ability to operate without access to Emergent’s existing operational and administrative infrastructure will be costly to implement. We may not be able to operate our business efficiently or at comparable costs, and our financial condition may decline;

•	Currently, our business is integrated with the other businesses of Emergent. We are able to use Emergent’s size and purchasing power in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into a transition services agreement with Emergent, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Emergent and may result in us paying higher charges than in the past for these services. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could increase our losses. As a separate, independent company with a distinct scope of operations, we may also not qualify for or obtain favorable tax treatments and credits. This could have an adverse effect on our results of operations and financial condition following the completion of the separation;

•	Generally, our working capital requirements and capital for our general corporate purposes, including research and development and capital expenditures, have historically been satisfied as part of the corporate-wide capital allocation of Emergent. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	After the completion of the separation, the cost of capital for our business will likely be higher than Emergent’s cost of capital prior to the separation; and

•	Our historical financial information does not reflect our obligations to purchase from Emergent certain services and assets, and assume the corresponding liabilities, of our business after the distribution date. For example, prior to separation, Emergent manufactured our commercial products, with the exception of IXINITY. Following separation, our commercial products, other than IXINITY, will continue to be manufactured by Emergent under a manufacturing services agreement. Therefore, the cost of our commercial products may differ from our current pricing.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

Emergent may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we will enter into a separation and distribution agreement and various other agreements with Emergent, including a non-negotiable promissory note, a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement. These agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Party Transactions.” Certain of these agreements will provide for the performance of services by Emergent for a period of time after the separation. We will rely on Emergent to satisfy its performance obligations under these agreements. If Emergent is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services when the transition services or longer-term agreements terminate, we may not be able to operate our business effectively and our results of operations may be adversely affected. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Emergent currently provides to us. We may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Emergent’s systems to ours. These systems and services may also be more expensive or less efficient than the systems and services Emergent is expected to provide during the transition period.

As we continue to build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

We are continuing to install and implement our own information technology infrastructure to support our critical business functions, including accounting and reporting, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Emergent’s existing transactional and operational systems, data centers and the transition services that support these functions as we transition these systems. We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we transition systems and replace Emergent’s IT services, or our failure to transition systems to replace Emergent’s services successfully, could disrupt our business and have a material adverse effect on our results of operations. In addition, if we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone publicly-traded company following the distribution.

Our financial results previously were included within the consolidated results of Emergent, and we believe that our reporting and control systems were appropriate for those of divisions of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. After the distribution, we believe we will qualify as an Emerging Growth Company, or EGC. Although an EGC has certain reduced reporting and regulatory requirements, we will still be directly subject to substantial reporting and other obligations under the Exchange Act. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the separation to meet these obligations by the applicable deadlines.

Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and potentially need to hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with our separation from Emergent, Emergent will indemnify us for certain liabilities and we will indemnify Emergent for certain liabilities. If we are required to pay under these indemnities to Emergent, our financial results could be negatively impacted. The Emergent indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Emergent will be allocated responsibility, and Emergent may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with Emergent, Emergent will agree to indemnify us for certain liabilities, and we will agree to indemnify Emergent for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide Emergent are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Emergent has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from Emergent may not be sufficient to protect us against the full amount of such liabilities, and Emergent may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Emergent any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

If the distribution, together with certain related transactions, does not qualify as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code, Emergent, Aptevo, and Emergent stockholders could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify Emergent for taxes and related expenses resulting from the failure of the transaction to so qualify.

It is intended that the distribution, together with certain related transactions, will generally be tax-free to Emergent and its stockholders for U.S. federal income tax purposes. Emergent has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the distribution and certain related transactions. It is a condition to the distribution that (i) the private letter ruling from the IRS continue to be valid and in full force and effect and (ii) Emergent receive an opinion from WilmerHale LLP, in a form and substance satisfactory to Emergent, substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions, taken together, will qualify as a transaction described under Sections 355(a) and 368(a)(1)(D) of the Code. The IRS private letter ruling is based upon certain facts and representations submitted by Emergent to the IRS. In addition, the opinion from WilmerHale LLP will be based upon and rely on, among other things, the IRS private letter ruling and certain facts and assumptions, as well as certain representations and covenants of Emergent and Aptevo contained in the tax matters agreement and certain representations contained in representation letters provided by Emergent, Aptevo and certain stockholders to WilmerHale LLP, including representations and covenants relating to the past and future conduct of Emergent, Aptevo and such stockholders. If any of these facts, assumptions, representations, or covenants is, or becomes, inaccurate or incomplete, the IRS private letter ruling and/or the opinion of WilmerHale LLP may be invalid and the conclusions reached therein could be jeopardized. In addition, the IRS private letter ruling only addresses certain limited matters relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction described under Sections 355 and 368(a)(1)(D) of the Code, and the opinion of WilmerHale LLP will represent the judgment of such counsel which is not binding on the IRS or any court. Accordingly, notwithstanding the IRS private letter ruling and the opinion of WilmerHale LLP, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions should be treated as a taxable transaction for U.S. federal income tax purposes or that a court would not sustain such a challenge.

If the distribution, together with certain related transactions, does not qualify as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, in general, (i) Emergent would recognize taxable gain on the distribution equal to the amount by which the fair market value of the Aptevo common stock distributed to Emergent stockholders exceeds Emergent’s tax basis in its shares of Aptevo common stock and (ii) each Emergent stockholder would be treated as receiving a taxable distribution in an amount equal to the fair market value of the Aptevo common stock received by such stockholder. For more information, see “Material U.S. Federal Income Tax Consequences.”

Under the tax matters agreement that we will enter into with Emergent, we may be required to indemnify Emergent against any tax liabilities and related expenses resulting from the failure of the distribution, together with certain related transactions, to qualify as a transaction described under Sections 355 and 368(a)(1)(D) of the Code to the extent that the failure to so qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax matters agreement or the IRS private letter ruling or in the representation letters provided to WilmerHale LLP. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Emergent.

The agreements we will enter into with Emergent in connection with the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement, were prepared in the context of the separation while we were still a wholly-owned subsidiary of Emergent. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of Emergent. As a result, while we believe that the commercial agreements between Emergent and us generally reflect arm’s-length pricing and other terms, it is possible that we may have received more favorable terms had the intercompany agreements between Emergent and us been negotiated with third parties.

We expect to incur both one-time and ongoing material costs and expenses as a result of our separation from Emergent, which could adversely affect our results of operations.

We expect to incur both one-time and ongoing costs and expenses greater than those we currently incur as a result of our separation from Emergent. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including potential future compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human resources related functions, and it is possible that these costs will be material to our business.

The transfer or assignment to us of certain contracts and other assets requires the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future.

The transfer or assignment of certain of the contracts and other assets in connection with our separation from Emergent require the consent of a third party to the transfer or assignment. In addition, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the consent requirement to seek more favorable contractual terms from us, which we expect would primarily take the form of price increases, which may require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or to seek arrangements with new third parties. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Emergent, and we may be required to seek alternative arrangements to obtain the distribution, legal, accounting, auditing, administrative and other services and assets that we would otherwise have had under such agreements. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge a transfer of assets to us on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

If the distribution occurs and you do not want to receive Aptevo common stock in the distribution, your sole recourse will be to divest yourself of your Emergent common stock prior to the record date.

No vote of Emergent stockholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your Emergent common stock prior to the record date for the distribution.

The combined post-separation value of one share of Emergent common stock and 0.5 shares of Aptevo common stock may not equal or exceed the pre-distribution value of a share of Emergent common stock.

As a result of the distribution, Emergent expects the trading price of shares of Emergent common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the business held by Aptevo. There can be no assurance that the aggregate market value of one share of Emergent common stock and 0.5 shares of Aptevo common stock following the separation will be higher or lower than the market value of a share of Emergent common stock if the separation did not occur.

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Emergent and its stockholders of the distribution, together with certain related transactions, we will be restricted, under the tax matters agreement that we will enter into with Emergent, from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes. In particular, for a period of two years following the separation, we will be restricted from taking certain actions (including restrictions on share issuances, business combinations, sales of assets, amendments to organizational documents and similar transactions) that could cause the distribution, together with certain related transactions, to fail to qualify as a tax-free transaction for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our business, including use of our common stock to make acquisitions and equity capital market transactions. In addition, under the tax matters agreement, we are required to indemnify Emergent against any tax liabilities and related expenses arising from the failure of the distribution, together with certain related transactions, to be tax-free to the extent such failure is attributable to actions, events or transactions relating to our stock, assets or business, including the acquisition of our stock even if we did not participate in or otherwise facilitate the acquisition. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

After the separation, certain of our executive officers and/or directors may have actual or potential conflicts of interest because of their previous positions at Emergent.

The ownership by our expected executive officers and/or directors of shares of Emergent common stock, stock options or other equity awards may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Emergent, certain of our expected executive officers and/or directors own shares of Emergent common stock, stock options to purchase Emergent common stock or other equity awards. Shares of Emergent common stock, stock options to purchase Emergent common stock or other equity awards may comprise a significant portion of some of these individuals’ total personal financial assets. Following the separation, even though expected executive officers and/or directors who are currently employees of Emergent will cease to be employees of Emergent, some of our executive officers and/or directors will continue to have a financial interest in Emergent common stock, which may create, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Emergent than the decisions have for Aptevo.

RISKS RELATED TO APTEVO’S COMMON STOCK

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict whether the combined market value of the shares of our common stock and Emergent’s common shares will be less than, equal to or greater than the market value of Emergent’s common shares prior to the separation.

The stock market in general, and the market for biotechnology companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control or unrelated to our operations, including, among others:

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance;

•	the success of competitive products or technologies;

•	the timing, expenses and results of clinical and non-clinical trials of our product candidates;

•	announcements regarding clinical trial results and product introductions by us or our competitors;

•	announcements of acquisitions, collaborations, financings or other transactions by us;

•	public concern as to the safety of our products;

•	termination or delay of a development program;

•	the recruitment or departure of key personnel;

•	actual or anticipated variations in our product revenue and results of operations;

•	the operating and stock price performance of comparable companies;

•	general industry conditions and domestic and worldwide financial, economic and political instability; and

•	the other factors described in this “Risk Factors” section.

In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

The public announcement of data from clinical studies or news of any developments related to our product pipeline may cause significant volatility in our stock price. If the development of any of our key pipeline products is delayed or discontinued, our stock price could decline significantly.

As we evolve into a standalone company, we will be focusing efforts and resources in building a diversified pipeline of products. We expect that investors may place heightened scrutiny on some of our products in development when making investment decisions in Aptevo compared to historic Emergent. The announcement of data from clinical studies by us or our collaborative partners or news of any developments related to our key pipeline products may cause significant volatility in our stock price. Furthermore, the announcement of any negative or unexpected data or the discontinuation of development of any of our key pipeline products, or any delay in our anticipated timelines for filing for regulatory approval, could cause our stock price to decline significantly. There can be no assurance that data from clinical studies will support a filing for regulatory approval or even if approved, that any of our key pipeline products will become commercially successful.

Your percentage of ownership in Aptevo may be diluted in the future.

In the future, your percentage ownership in Aptevo may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees will have options to purchase shares of our common stock after the distribution as a result of conversion of their Emergent stock options to Aptevo stock options. We anticipate our compensation committee will grant additional stock options or other stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional options or other stock-based awards to our employees under our employee benefits plans.

In addition, our restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Aptevo’s Capital Stock.”

Fuad El-Hibri, the chairman of our Board of Directors, has significant influence over us through his substantial beneficial ownership of our common stock, including an ability to influence the election of the members of our Board of Directors, or delay or prevent a change of control of us.

Mr. El-Hibri has the ability to significantly influence the election of the members of our Board of Directors due to his substantial beneficial ownership of our common stock. As of the distribution date, Mr. El-Hibri will be the beneficial owner of approximately 14% of our outstanding common stock. As a result, Mr. El-Hibri could delay or prevent a change of control of us that may be favored by other directors or stockholders and otherwise exercise substantial control over all corporate actions requiring board or stockholder approval, including any amendment of our certificate of incorporation or by-laws. The control by Mr. El-Hibri may prevent other stockholders from influencing significant corporate decisions. In addition, Mr. El-Hibri’s significant beneficial ownership of our shares could present the potential for a conflict of interest.

Provisions under Delaware law and in our restated certificate of incorporation and amended and restated by-laws may discourage acquisition proposals, delay a change in control or prevent transactions that stockholders may consider favorable.

Certain provisions in our restated certificate of incorporation and amended and restated by-laws, and under Delaware law, may discourage, delay or prevent a merger, acquisition or other changes in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our incumbent directors and management.

These provisions include:

•	the classification of our directors;

•	limitations on the removal of directors;

•	limitations on filling vacancies on the board;

•	advance notice requirements for stockholder nominations of candidates for election to the Board of Directors and other proposals;

•	the inability of stockholders to act by written consent;

•	the inability of stockholders to call special meetings; and

•	the ability of our Board of Directors to designate the terms of and issue a new series of preferred stock without stockholder approval.

The affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal the above provisions of our certificate of incorporation. The affirmative vote of either a majority of the directors present at a meeting of our Board of Directors or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a corporation from engaging in a business combination with an interested stockholder, generally a person which, together with its affiliates, owns or within the last three years has owned 15% or more of the corporation’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of us.

Several of the agreements that we will enter into with Emergent require Emergent’s consent to any assignment by us of our rights and obligations under the agreements. These agreements will generally expire within two years of our separation from Emergent, except for certain agreements that will continue for longer terms and in some cases for the life of the products covered by the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See “Certain Relationships and Related Party Transactions” and “Description of Aptevo’s Capital Stock” for a more detailed description of these agreements and provisions.

In addition, under the tax matters agreement, for a period of two years following the separation, we will be restricted from taking certain actions (including restrictions on business combinations and share issuances) that could cause the distribution, together with certain related transactions, to fail to qualify as a tax-free transaction for U.S. federal income tax purposes. We would be required to indemnify Emergent for any taxes and related expenses resulting from the failure of the transactions to so qualify to the extent that the failure is attributable to actions, events or transactions relating our stock, assets or business, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our by-laws include an exclusive forum provision that could limit our stockholders’ ability to obtain a judicial forum viewed by stockholders as more favorable for disputes with us or our directors, officers or other employees or certain stockholders.

Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of Aptevo; (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee or stockholder of Aptevo to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of General Corporation Law of the State of Delaware, which we refer to as the DGCL; (4) any action asserting a claim arising pursuant to any provision of our Certificate of Incorporation or by-laws (as they may be amended from time to time); or (5) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Because we currently do not expect to pay dividends following the distribution, investors will benefit from an investment in our common stock only if it appreciates in value.

Prior to completion of the distribution, our Board of Directors will adopt a dividend policy with respect to the payment of dividends on our common stock following the distribution. We currently do not expect to pay dividends following the distribution. We anticipate that we will retain all our future earnings, if any, to support our operations and our proprietary drug development programs and product candidates and pursue other opportunities. Any future determination to pay dividends will be at the sole discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and such other factors as our Board of Directors deems relevant. For more information, see “Dividend Policy.” We cannot guarantee that we will pay any dividends in the future or continue to pay any dividend if we were to commence paying dividends. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

A significant portion of our shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales or the perception in the market that the holders of a large number of shares intend to sell shares, in connection with the distribution or otherwise, could reduce the market price of our common stock. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Upon completion of the distribution, we expect that we will have an aggregate of approximately 20,215,000 shares of our common stock issued and outstanding based on approximately 40,430,000 shares of Emergent common stock outstanding as of June 30, 2016. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. Moreover, holders of an aggregate of approximately 3 million shares of our common stock immediately following the distribution will have the right to require us to register these shares of common stock under the Securities Act under specified circumstances. For a further discussion of registration rights, see “Description of Aptevo’s Capital Stock—Registration Rights.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement and other materials Emergent and Aptevo have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “expectation,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” “target,” “predict,” “likely,” “will,” “should,” “forecast,” “outlook” or other similar words or phrases, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause our actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors, many of which are beyond our control:

•	demand for and market acceptance risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	occurrence of manufacturing or supply difficulties;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	our ability to develop and sustain relationships with collaborative partners;

•	failures with respect to the company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	our ability to identify business development and growth opportunities and to successfully execute on our business development strategy;

•	our ability to realize the anticipated benefits from our joint product development and commercialization arrangements and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the company’s business;

•	the ability to protect or enforce the company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the impact of global economic conditions on us and our customers and suppliers, including foreign governments in certain countries in which we operate;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of the company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcomes of any litigation;

•	the adequacy of our cash reserves and cash flows from operations to meet our ongoing cash obligations;

•	whether the separation is completed, as expected or at all, and the timing of the separation and the distribution;

•	whether the conditions to the distribution can be satisfied;

•	our operations as an independent company;

•	the costs and expenses related to the separation;

•	Emergent’s performance under various transaction agreements that will be executed as part of the separation;

•	our ability to transition away from the services to be provided by Emergent pursuant to the transition services agreement and other agreements with Emergent in a timely manner;

•	potential indemnification liabilities owed to Emergent after the separation;

•	our ability to achieve operational, marketing and strategic benefits from the separation in a timely manner;

•	our ability to access the capital markets following the separation from Emergent;

•	failure of the “regular-way,” “ex-distribution” or “when issued” markets to develop or other unexpected reactions to the distribution in the capital markets; and

•	other factors identified elsewhere in this information statement including the risk factors described herein under the section entitled “Risk Factors.”

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors described above is illustrative, but by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in our publicly-filed documents.

DIVIDEND POLICY

We currently do not expect to pay dividends following the distribution. We anticipate that we will retain all our future earnings, if any, to support our operations and our proprietary drug development programs, acquire or in-license additional products and product candidates, and pursue other opportunities, and do not intend to pay dividends in the foreseeable future. The timing, declaration, amount of, and payment of any dividends following the separation by Aptevo is within the sole discretion of its board of directors and will depend upon many factors, including Aptevo’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants associated with any future debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by Aptevo’s board of directors.

CAPITALIZATION

The following table sets forth Aptevo’s capitalization as of March 31, 2016 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in the Biosciences Business of Emergent BioSolutions Inc. unaudited pro forma combined balance sheet. The information below is not necessarily indicative of what Aptevo’s capitalization would have been had the separation and distribution been completed as of March 31, 2016. In addition, it is not indicative of Aptevo’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of the Biosciences Business of Emergent BioSolutions Inc. and notes included elsewhere in this information statement:

	As of March 31, 2016 (dollars in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$3,072	$45,000

Total debt	$—	$—
Equity:
Common stock, par value $0.001 per share	—	20
Additional paid-in capital	—	382,645
Note receivable from Emergent	—	(20,000)
Net investment from Emergent	334,740	—
Accumulated deficit	(244,878)	(243,819)

Total equity	89,862	118,846

Total Capitalization	$92,934	$163,846

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The statement of operations data for the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from the unaudited condensed combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., which are included elsewhere in this information statement. The combined statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the combined balance sheet data as of December 31, 2015 and 2014 have been derived from the audited combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., which are included elsewhere in this information statement. The combined statements of operations data for the years ended December 31, 2012 and 2011 and the combined balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from the unaudited combined financial statements of the Biosciences Business of Emergent BioSolutions Inc., which are not included in this information statement.

The combined financial statements have been prepared on a “carve-out” basis for the purpose of presenting the Biosciences Business of Emergent BioSolutions Inc. financial position, results of operations and cash flows. Aptevo did not operate as a standalone entity in the past and accordingly the selected financial data presented herein is not necessarily indicative of Aptevo’s future performance and does not reflect what Aptevo’s performance would have been had Aptevo operated as an independent publicly-traded company during the periods presented.

The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Combined Financial Information” and the corresponding notes included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2016	2015	2015	2014	2013	2012	2011
Statements of Operations Data:
Revenue
Product sales	$7,948	$6,321	$27,947	$30,036	$—	$—	$—
Collaborations	119	5,342	5,654	15,595	170	3,927	22,097

Revenues	8,067	11,663	33,601	45,631	170	3,927	22,097
Operating expenses
Cost of product sales	3,528	3,732	16,933	16,254	—	—	—
Research and development	8,101	9,101	34,726	46,589	38,074	23,924	34,454
Selling, general and administrative	9,420	9,932	43,042	34,280	15,451	15,004	9,802
Impairment of in-process research and development	—	—	—	—	—	9,600	—

Total operating expenses	21,049	22,765	94,701	97,123	53,525	48,528	44,256

Loss from operations	(12,982)	(11,102)	(61,100)	(51,492)	(53,355)	(44,601)	(22,159)
Other (expense) income, net	80	(295)	(237)	(222)	18	29	1

Loss before benefit from income taxes	(12,902)	(11,397)	(61,337)	(51,714)	(53,337)	(44,572)	(22,158)
Benefit from income taxes	(12)	(375)	(2,020)	(599)	—	—	—

Net loss	$(12,890)	$(11,022)	$(59,317)	$(51,115)	$(53,337)	$(44,572)	$(22,158)

	As of March 31,	As of December 31,
(in thousands)	2016	2015	2014	2013	2012	2011
Balance Sheet Data:
Cash, cash equivalents and investments	$3,072	$4,637	$3,593	$—	$—	$13,491
Total assets	112,605	112,456	119,971	50,528	50,092	80,947
Total long-term liabilities	4,053	3,895	5,528	18	77	3,005
Total stockholders’ equity	89,862	88,618	94,608	44,544	44,513	69,387

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial statements discussed and presented below have been prepared from the Biosciences Business of Emergent BioSolutions Inc.; which include: (1) the historical audited statement of operations for the year ended December 31, 2015; (2) the unaudited statement of operations for the three months ended March 31, 2016; and (3) the unaudited condensed combined balance sheet as of March 31, 2016. As of formation, and as of March 31, 2016, the newly-formed Aptevo Therapeutics Inc. entity did not hold any assets or liabilities and had no operations. The pro forma adjustments and notes to the pro forma financial information give effect to the legal formation and capitalization of Aptevo and the contribution of the assets and liabilities to Aptevo by Emergent as described below. The unaudited pro forma combined financial statements should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited combined financial statements, the unaudited condensed combined financial statements and notes related to those financial statements of the Biosciences Business of Emergent BioSolutions Inc. included elsewhere in this information statement.

The unaudited pro forma combined balance sheet as of March 31, 2016 has been prepared as if the separation had occurred on March 31, 2016. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 have been prepared as if the separation had occurred on January 1, 2015. Aptevo’s historical combined statements of operations include an allocation of expenses related to certain Emergent corporate functions, including senior management, legal, human resources, finance, investor relations, information technology and quality assurance. These expenses have been allocated to Aptevo based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of expenses, headcount, square footage, or other measures. Aptevo considers the expense allocation methodology and results to be reasonable for all periods presented. Additionally, the unaudited pro forma statements of operations do not reflect certain estimated incremental expenses and/or cost savings associated with Aptevo being an independent, publicly-traded company because such amounts are not associated with the contractual agreements directly attributable to the separation and would be based on management’s judgmental estimates and operating plans. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments.

The unaudited pro forma combined balance sheet and statements of operations have been have been adjusted to give effect to the following items related to the separation and the associated transactions:

•	the cash contribution of $45 million from Emergent to Aptevo;

•	promissory note of $20 million for future funding of Aptevo from Emergent;

•	the impact of the Manufacturing Services Agreement between Emergent and Aptevo; and

•	the anticipated issuance of approximately 20,215,000 shares of Aptevo Therapeutics Inc. common stock.

The unaudited pro forma basic and diluted net loss per share is computed using the average number of shares of common stock outstanding after giving pro forma effect to the planned Emergent distribution of all Aptevo Therapeutics Inc. shares of common stock as if such distribution had occurred at January 1, 2015. The number of Aptevo Therapeutics Inc. shares used to compute basic and diluted net loss per share for the year ended December 31, 2015 and the three months ended March 31, 2016 are based on the average number of shares of Emergent common stock outstanding during the respective period assuming the distribution ratio of one share of Aptevo Therapeutics Inc. common stock for every two shares of Emergent common stock outstanding.

A significant amount of charges to effect the separation that are not ongoing in nature have been and will continue to be incurred by Emergent, such as financial, legal, tax, accounting and other advisory fees and regulatory fees. Aptevo may also incur costs in connection with the separation such as, among other things, facility and information technology system reconfiguration costs. The total amount of such separation charges to be incurred by Aptevo is not estimable at this time.

The unaudited pro forma combined financial statements are for illustrative and information purposes only and are not intended to represent, or be indicative of, what Aptevo’s financial position or results of operations would have been had the separation occurred on the date(s) indicated.

Aptevo Therapeutics Inc.

Unaudited Pro Forma Combined Statement of Operations

(in thousands, except per share data)

	Three Months Ended March 31, 2016
	Historical	Pro Forma Adjustments			Pro Forma
Revenues:
Product sales	$7,948	$			$7,948
Collaborations	119				119

Revenues	8,067		—		8,067
Operating expense:
Cost of product sales	3,528		(1,060	)(a)	2,468
Research and development	8,101				8,101
Selling, general and administrative	9,420				9,420

Loss from operations	(12,982)		(1,060)		(11,922)

Other income (expense):
Other income (expense), net	80				80

Other expense, net	80		—		80

Loss before benefit from income taxes	(12,902)		(1,060)		(11,842)
Benefit from income taxes	(12)		(1)		(13)

Net and comprehensive loss	$(12,890)		$(1,059)		$(11,829)

Net loss per share—basic and dilutive	N/A				$(0.60)
Weighted-average number of shares—basic and dilutive	N/A				19,771

(a)	Reflects the estimated reduction in manufacturing cost per the Manufacturing Services Agreement to be executed between Emergent and Aptevo prior to the distribution. The historical cost of product sales for certain Aptevo marketed product includes costs associated with the under-utilization of manufacturing facility capacity that will not be incurred by Aptevo under this new Manufacturing Services Agreement.

Aptevo Therapeutics Inc.

Unaudited Pro Forma Combined Statement of Operations

(in thousands, except per share data)

	Year Ended December 31, 2015
	Historical	Pro Forma Adjustments			Pro Forma
Revenues:
Product sales	$27,947	$			$27,947
Collaborations	5,654				5,654

Revenues	33,601		—		33,601

Operating expense:
Cost of product sales	16,933		(1,964	)(a)	14,969
Research and development	34,726				34,726
Selling, general and administrative	43,042				43,042

Loss from operations	(61,100)		(1,964)		(59,136)

Other income (expense):
Other income (expense), net	(237)				(237)

Other expense, net	(237)		—		(237)

Loss before benefit from income taxes	(61,337)		(1,964)		(59,373)

Benefit from income taxes	(2,020)		(65)		(1,955)

Net and comprehensive loss	$(59,317)		$(1,899)		$(57,418)

Net loss per share—basic and dilutive	N/A				$(2.98)
Weighted-average number of shares—basic and dilutive	N/A				19,298

(a)	Reflects the estimated reduction in manufacturing cost per the Manufacturing Services Agreement to be executed between Emergent and Aptevo prior to the distribution. The historical cost of product sales for certain Aptevo marketed product includes costs associated with the under-utilization of manufacturing facility capacity that will not be incurred by Aptevo under this new Manufacturing Services Agreement.

Aptevo Therapeutics Inc.

Unaudited Pro Forma Combined Balance Sheet

(in thousands)

	March 31, 2016
	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$3,072		$41,928	(a)	$45,000
Accounts receivable, net	3,458				3,458
Inventories	22,071		(12,944	)(c)	9,127
Income taxes receivable	1,387				1,387
Prepaid expenses and other current assets	5,435				5,435

Total current assets	35,423		28,984		64,407

Property, plant and equipment, net	4,624				4,624
In-process research and development	41,800				41,800
Intangible assets, net	16,856				16,856
Goodwill	13,902				13,902

Total assets	$112,605		$28,984		$141,589

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,197	$			$12,197
Accrued compensation	2,182				2,182
Contingent consideration	233				233
Provisions for chargebacks	1,960				1,960
Deferred revenue, current portion	2,118				2,118

Total current liabilities	18,690				18,690
Deferred revenue, net of current portion	3,468				3,468
Deferred income taxes	506				506
Other liabilities	79				79

Total liabilities	22,743				22,743

Stockholders’ equity:
Common stock	—		20	(d)	20
Additional paid in capital	—		383,704	(d)	383,704
Note receivable from Emergent	—		(20,000	)(b)	(20,000)
Net investment from Emergent	334,740		(334,740	)(d)	—
Accumulated deficit	(244,878)		—		(244,878)

Total stockholders’ equity	89,862		28,984		118,846

Total liabilities and stockholders’ equity	$112,605		$28,984		$141,589

(a)	Reflects the effect of the planned $45 million cash contribution from Emergent to Aptevo upon separation.
(b)	Reflects the planned capital contribution via issuance of a non-negotiable, unsecured promissory note of $20 million upon separation. This promissory note from Emergent is payable to Aptevo within six to 12 months following the separation date and is shown as a reduction of stockholders’ equity pending cash receipt.
(c)	Reflects raw materials and work-in-process inventory balances for Aptevo products remaining with Emergent. Emergent is expected to manufacture certain of the Aptevo commercial products and sell the finished products to Aptevo. Finished goods inventory on Aptevo’s balance sheet will remain with Aptevo.

(d)	Reflects Emergent’s net investment in Aptevo, including the impact of the pro forma adjustments herein, re-designated as Aptevo’s stockholders’ equity upon distribution. The allocation between common stock and paid-in capital is based on the issuance of Aptevo common stock, par value of $0.001, as of March 31, 2016, on a pro rata basis of one share of Aptevo common stock for every two shares of Emergent common stock.

BUSINESS

OVERVIEW

Aptevo Therapeutics Inc. is a biotechnology company focused on novel oncology (cancer) and hematology (blood disease) therapeutics to meaningfully improve patients’ lives. Our core technology is the ADAPTIR™ (modular protein technology) platform. We also have four revenue-generating products in the areas of hematology and infectious diseases, as well as various investigational stage product candidates in immuno-oncology. Aptevo was formed to own and operate certain assets from the biosciences business of Emergent BioSolutions Inc. in connection with the separation and distribution described in this information statement.

We were incorporated in the state of Delaware in February 2016. We have applied for the listing of Aptevo’s common stock on the NASDAQ Global Market under the symbol “APVO.” Our principal executive offices will be located at 2401 4th Ave., Suite 1050, Seattle, Washington 98121. Our telephone number following the separation will be (206) 838-0500. We will maintain an internet site at www.AptevoTherapeutics.com. Our website and the information contained on the website or connected to the website shall not be deemed to be incorporated into this information statement, and you should not rely on any such information in making an investment decision.

Our investigational stage product candidates MOR209/ES414, ES210, ES425 and otlertuzumab are built on our novel ADAPTIRTM (modular protein technology) platform, which is designed to expand on the utility and effectiveness of therapeutic antibodies. The technology can produce monospecific and multispecific immunotherapeutic proteins that specifically bind to one or more targets, for example, bispecific therapeutic molecules, which may have structural advantages over monoclonal antibodies. The mechanisms of action for MOR209/ES414, ES210, ES425 and otlertuzumab include redirected T-cell cytotoxicity, or RTCC, and targeted cytokine delivery. The structural differences of ADAPTIR molecules over monoclonal antibodies allow for the development of other ADAPTIR immunotherapeutics that engage disease targets in a novel manner and produce a unique signaling response. We are skilled at product candidate generation, validation and subsequent pre-clinical and clinical development using the ADAPTIR platform. We have the ability to progress ADAPTIR molecules from concept to marketed product by way of our protein engineering, pre-clinical development and process development capabilities and cGMP manufacturing oversight. We also have the ability to launch, market and commercialize these product candidates upon approval.

Our marketed products are:

•	WinRho® SDF [Rho(D) Immune Globulin Intravenous (Human)], for treatment of autoimmune platelet disorder, also called immune thrombocytopenic purpura or ITP, and, separately, for the treatment of hemolytic disease of the newborn, or HDN;

•	HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)], for prevention of hepatitis-B recurrence following liver transplantation in HBsAg-positive liver transplant patients, and for treatment following exposure to hepatitis-B;

•	VARIZIG® [Varicella Zoster Immune Globulin (Human)], for treatment following exposure to varicella zoster virus, which causes chickenpox, in high-risk individuals; and

•	IXINITY® [coagulation factor IX (recombinant)], indicated in adults and children 12 years of age and older with hemophilia B for control and prevention of bleeding episodes, and for management of bleeding during operations;

Our investigational stage product candidates include:

•	MOR209/ES414, a bispecific immunotherapeutic ADAPTIR protein, currently in Phase 1, targeting prostate specific membrane antigen, or PSMA, an enzyme that is expressed on the surface of prostate cancer cells. It is being developed under our collaboration with MorphoSys AG for metastatic castration-resistant prostate cancer, which is advanced prostate cancer that has spread to other organs and no longer responds to hormone blocking therapies;

•	ES210, a bispecific ADAPTIR protein therapeutic that is currently in pre-clinical development for inflammatory bowel disease and other autoimmune and inflammatory diseases;

•	otlertuzumab, a monospecific ADAPTIR protein therapeutic that is currently in Phase 2 clinical development for chronic lymphocytic leukemia, or CLL;

•	5E3 mAb, a monoclonal antibody therapeutic that is currently in pre-clinical development for Alzheimer’s disease;

•	ES425 is a bispecific ADAPTIR immunotherapeutic protein that targets ROR1, an antigen found on several solid tumors and hematologic, or blood-related, malignancies. One pair of binding domains bind to ROR1 on tumors; the other pair of binding domains bind to the T-cell receptor, or TCR. ES425 employs a mechanism of action that redirects T-cell cytotoxicity, or RTCC, by which a therapeutic molecule brings T-cells into contact with tumor cells and triggers tumor killing, or targeted delivery of cytokines (or immune modulating protein) to diseased cells against tumors expressing ROR1. Initial preclinical data demonstrates redirected T-cell cytotoxicity activity. We plan to conduct animal toxicology and pharmacokinetic studies to assess the duration of time ES425 remains in circulation and how well the body tolerates its effect in the absence of tumor; and

•	Other protein therapeutic product candidates primarily targeting immuno-oncology.

For information regarding revenue, profit and loss, total assets and other information concerning our results of operations for each of the last three fiscal years, please refer to “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Biosciences Business of Emergent BioSolutions Inc. combined financial statements and notes included elsewhere in this information statement.

STRATEGY

We seek to grow our business by, among other things:

Advancing our ADAPTIR platform, initially focusing upon immuno-oncology, to develop novel treatments. We intend to focus on product development using ADAPTIR, our modular protein platform technology. We intend to develop the MOR209/ES414 program in collaboration with MorphoSys AG, with the goal of commercializing the product in North America. We plan to select and create redirected T-cell cytotoxicity, or RTCC, candidates for early development, potentially with other collaborative partners, to further validate the potential of the ADAPTIR platform and expand the pipeline. As part of the selection process, we intend to strongly favor candidates that we believe have the potential to demonstrate proof of concept early in development. We expect to continue to develop the platform to address unmet medical needs, through directed cytokine delivery via bispecifics in areas including oncology, and multispecific molecules in oncology, autoimmune disease and other therapeutic areas. Our goal is to leverage this technology to seek targeted investment in bispecific ADAPTIR therapeutics.

Continuing to develop new products. We are committed to new product development. We have expertise in molecular biology, antibody engineering and the development of protein therapeutics, including cell line development, protein purification, process development and analytical characterization. We believe that these core areas of expertise enable the development of therapeutics based on the ADAPTIR platform technology from design, pre-clinical testing, and clinical development to preparation of a Biologics License Application, or BLA.

Establishing collaborative partnerships to broaden our pipeline and provide funding for research and development. We intend to continue to develop and grow our product portfolio through internal research and development as well as through collaborations potentially with other biotechnology and pharmaceutical companies, academia and non-governmental organizations.

Successfully commercializing specialty products to create financial capacity for investment in our pipeline. We intend to continue to maximize the financial contribution of our hyperimmune products WinRho, HepaGam B and VARIZIG and expand sales of IXINITY for the purpose of funding our research and development efforts. This may require further investments.

COLLABORATIONS, LICENSES AND SUPPORT AGREEMENTS

We have entered into several significant collaborations and transactions to support our growth. These include the following:

Collaboration with MorphoSys AG to develop MOR209/ES414

In August 2014, we entered into an agreement with MorphoSys AG to co-develop and commercialize our novel oncology immunotherapeutic, MOR209/ES414, developed for treatment of metastatic castration-resistant prostate cancer. In December 2015, after a joint review of data from the ongoing Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys concluded that the dosing regimen and administration required adjustment. The decision to adjust development of MOR209/ES414 was not based on safety aspects but was driven by the high complexity and properties of this first generation ADAPTIR bispecific molecule. Patients receiving weekly doses of MOR209/ES414 developed antibodies against the drug; this is called anti-drug antibodies, or ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug, reduced the concentration of MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. We plan to continue the current clinical trial under the amended protocol with recruitment expected to start around mid-2016. As a result of the dosing regimen change and the impact to the overall development timeline and technical risk, our co-development agreement with MorphoSys was restructured. Under the terms of the restructured agreement, MorphoSys’ cost sharing in the years 2016 to 2018 was reduced and future milestone payments payable by MorphoSys to us were reduced to a total of up to $74 million. In addition, the amended collaboration agreement changed the total expected funding requirement for us to up to approximately $250 million. After 2018, the cost sharing returns to the rates of the original agreement. Other financial terms and the split of the commercial rights remained unchanged. Aptevo retains commercialization rights in the U.S. and Canada under the MorphoSys collaboration agreement, with a tiered royalty obligation to MorphoSys, ranging from mid-single digit up to 20% of sales. MorphoSys has worldwide commercialization rights excluding the U.S. and Canada, with a low single digit royalty obligation to Aptevo. The royalty term is determined on a product-by-product and country-by-country basis and begins on the date at which a substantial amount of cumulative net sales has been reached and ends on the expiration of patents covering such licensed product in such country or twelve years after the initiation of royalty payments if there is no such valid claim. The termination provisions under the MorphoSys collaboration agreement were also amended to give MorphoSys a one-time right to terminate the collaboration agreement, without notice, at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the Phase 1 trial.

Agreements with Emergent for Commercial Manufacturing Services and Transition Services

In connection with our separation from Emergent, we will enter into a manufacturing services agreement with Emergent. Under the agreement, Emergent will continue to manufacture our hyperimmune specialty plasma products WinRho SDF, HepaGam B and VARIZIG at its Winnipeg, Manitoba, Canada facilities. The expiration date of the manufacturing services agreement is ten years following the date of its execution, which is expected to occur on the separation date. We will consider contract manufacturing organization relationships with third-party providers for our products and product candidates going forward and seek to finalize agreements with the party that provides the best terms and conditions in support of Aptevo’s business. See “Certain Relationships and Related Party Transactions-Commercial Agreements” for further discussion of the manufacturing services agreement.

In addition, we anticipate that Emergent will also provide transition services to Aptevo for up to two years following the separation. These services may cover such functions as regulatory, pharmacovigilance,8 clinical research and quality assurance under our supervision.

Product License and Trademark License Agreements with Emergent

Prior to the distribution, we will enter into a product license agreement with Emergent pursuant to which Emergent will grant us a perpetual, exclusive royalty-free, nontransferable worldwide license, under certain licensed intellectual property rights, to research, develop, make, have made, use, sell, offer to sell and import WinRho SDF, HepaGam B and VARIZIG in their respective indications to support our hyperimmune products. Under the product license agreement, we will only be permitted to exercise rights with respect to Emergent’s human hyperimmune platform manufacturing know-how through a third-party contract manufacturer, and then only if the manufacturer is bound to protect the manufacturing know-how and is either approved by Emergent (in Emergent’s sole and absolute discretion) or there has been a manufacturing failure under the manufacturing services agreement. Aptevo may terminate its rights under the agreement at any time by providing written notice to Emergent. Emergent may terminate the agreement if Aptevo breaches the agreement and the breach is not cured within a specified period of time or is uncurable. Each party may terminate the agreement if the other party experiences certain bankruptcy events. See “Certain Relationships and Related Party Transactions—Intellectual Property Agreements” for further discussion of the Product License Agreement.

Prior to the distribution, we will enter into a trademark license agreement with Emergent pursuant to which Emergent will grant us a non-exclusive, royalty-free, worldwide, non-sublicenseable license under certain trademarks of Emergent to distribute the physical inventory of packaging and marketing materials assigned to us as part of the distribution, solely to sell, offer to sell and otherwise commercialize the commercial products until such inventory of packaging and marketing materials is depleted but in no event after the third anniversary of the distribution. Aptevo may terminate its rights under the agreement at any time by providing written notice to Emergent. Emergent may terminate the agreement if Aptevo breaches the agreement and the breach is not cured within a specified period of time or is uncurable. See “Intellectual Property Agreements—Certain Relationships and Related Party Transactions” for further discussion of the Trademark License Agreement.

License with the University of North Carolina to IXINITY intellectual property rights

Emergent has an exclusive license from the University of North Carolina to make, have made, use, offer for sale, sell and import factor IX and factor VI(a) therapeutics under certain of the University’s patents. We are required to pay a low single digit royalty obligation to the University under the license. The license agreement expires when the last of the licensed patents expire, on a country-by-country basis. The last of the licensed patents expires in or around September 2024. Patent term extension is being sought in the US, and if granted, the last patent to expire in the US will expire in or around November 2028. The University of North Carolina may terminate the license if a material breach is not cured 45 days after notice, Aptevo becomes bankrupt or insolvent, or Aptevo does not pay a yearly minimum earned royalty (in the mid-five digits). Aptevo can terminate the license with sixty days’ notice to the University of North Carolina. In connection with our separation from Emergent, the University has consented to the assignment of this license to us.

PLATFORM TECHNOLOGY AND PRODUCT PORTFOLIO

Platform Technology

ADAPTIR Platform. We believe Aptevo is well-positioned for the development of bispecific therapeutics, which are antibody-based molecules that are able to bind multiple targets of therapeutic interest, utilizing its innovative ADAPTIR™ (modular protein technology) platform. This allows Aptevo to take a novel approach to cancer immunotherapy. The platform can be used to produce monospecific and multispecific immunotherapeutic proteins that specifically bind to one or more targets, monospecific, bispecific and multispecific molecules.

[8]	Pharmacovigilance refers to the drug safety evaluation process during clinical trials or after market approval where the effects of therapeutics or medical drugs are monitored to identify and evaluate adverse reactions.

Structurally, monospecific ADAPTIR molecules are similar to antibodies; they are somewhat smaller than antibodies and the various functions of an antibody can be significantly modified via the ADAPTIR format. The monospecific ADAPTIR molecules are single-chain polypeptides comprising customized elements including a protein domain that binds to a specific target linked by a hinge domain to a set of antibody constant domains known as an Fc region. The Fc region is a component in antibodies that allows antibodies to direct immune responses by binding to Fc receptors found on various immune cells and also provides for an extended serum half-life, which is how long the drug remains in circulation after injection. Multispecific ADAPTIR molecules are similar in structure to monospecific ADAPTIR molecules with the exception that they have two or more customized target binding domains. Multiple targeting domains allow multispecific ADAPTIR molecules to bind multiple targets.

The structural differences between ADAPTIR molecules and monoclonal antibodies that bind to one target allow for the development of new ADAPTIR immunotherapeutics that engage disease targets in a novel manner and produce a unique signaling response. By customizing the domains of our ADAPTIR molecules, we are able to select for desired potency, half-life, toxicity and good manufacturability. We are skilled at product candidate generation, validation and clinical development using the ADAPTIR platform. We have created various bispecific molecules that are able to redirect T-cell cytotoxicity, or RTCC. T-cells are white blood cells that fight infections and tumor cells. These bispecific ADAPTIR molecules causes T-cells to specifically kill a tumor by binding to a common component on the T-cell and then binding to a specific tumor antigen on a specific tumor, activating a T-cell to kill the tumor. We have the ability to develop ADAPTIR molecules from concept to marketed product by way of our protein engineering, pre-clinical development and process development capabilities and cGMP manufacturing oversight.

An ADAPTIR molecule is derived from a monoclonal antibody. As illustrated in the graphic below, it is composed of a pair of binding regions on either end of the molecule connected by an Fc region. The Fc region (fragment crystallizable region) in an antibody binds to complement and also to various effector cells such as Natural Killer cells (NK) which destroy bacteria and other targeted cells. In the ADAPTIR format these functions may be enhanced or eliminated depending on the function desired from the molecule. The Fc region is connected to the binding domains via a hinge region composed of amino acids. The binding domains in an ADAPTIR molecule is a single chain variable fragment (scFv), which is a fusion protein of the variable domains of the heavy and light chains of immunoglobulins or antibodies and they are connected with a short linker peptide of ten to about 25 amino acids.

We believe the ADAPTIR platform is a promising platform technology within the rapidly growing field of immuno-oncology therapeutics. With the platform, we have the potential to develop products with mechanisms of action including but not limited to RTCC and targeted cytokine delivery. With targeted cytokine delivery, one end of a bispecific molecule targets a specific cell, while at the other end a cytokine “payload” is attached. This provides the capability to more precisely deliver a therapeutic cytokine and could prevent toxicity of a cytokine by limiting its delivery to other areas in the body. We believe the ADAPTIR RTCC platform may prove to have advantages over other immuno-therapeutics and other bispecific T-cell engaging technologies. In particular, in pre-clinical studies, we have gathered data indicating that the ADAPTIR therapeutic MOR209/ES414 may have high potency and activity at low doses, a long half-life, and reduced cytokine release. This molecule is able to be produced using standard manufacturing practices. Further clinical and preclinical studies may not confirm or establish the anticipated benefits of this platform.

Aptevo owns all ADAPTIR platform intellectual property except that Aptevo has a non-exclusive research license with Lonza to certain Chinese hamster ovary, or CHO, cell lines, which are cells derived from the ovary of a Chinese hamster and often used in biological and medical research and commercially in the production of therapeutic proteins, for use in protein expression and the GS Gene Expression SystemTM. See section entitled “Platform Technology and Product Portfolio—Product Portfolio” for additional information about the ownership rights to ADAPTIR.

Product Portfolio

Our portfolio consists of marketed products in the areas of hematology and infectious diseases, as well as investigational stage product candidates in immuno-oncology

Marketed Products

Product	Indication(s)	Regulatory Approvals
WinRho® SDF [(Rho(D) Immune Globulin Intravenous (Human)]

ITP—immune thrombocytopenic purpura (described further below)

HDN—hemolytic disease of the newborn (described further below)

Preventing Rho(D) immunization in Rho(D)(-) women [1]

Treating Rho(D)(-) patients after transfusions with incompatible Rho(D)(+) blood or erythrocyte (red blood cell) products [2]

Canada—ITP, HDN United States—ITP, HDN Portugal—[1] and [2]
HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)]

Treatment following exposure to hepatitis B

Prevention of hepatitis B recurrence following liver transplantation in patients who are positive for hepatitis B surface antigen (a protein found on the surface of hepatitis B virus and in the blood or serum of hepatitis B infected individuals)

United States Canada Israel Kuwait Turkey
VARIZIG® [Varicella Zoster Immune Globulin (Human)]

Treatment following exposure to varicella (chickenpox) in high-risk patient groups, including children with compromised immune systems, newborns and pregnant women [3]

Prevention and reduction of severity in maternal infections within four days of exposure to varicella zoster virus [4]

United States—[3] Canada—[4]
IXINITY [coagulation factor IX (recombinant)]	Control and prevention of bleeding episodes and for management of bleeding during operations in adults and children, 12 years of age and older, with hemophilia B.	United States

WinRho® SDF [Rho(D) Immune Globulin Intravenous (Human)]. WinRho SDF is made from human plasma and is comprised of purified polyclonal human immune globulins (antibodies) that bind to red blood cells that are positive for Rho(D) (also known as Rho(D)(+) red blood cells). The purified polyclonal antibodies of WinRho SDF are a collection of immunoglobulin molecules that react against Rho(D), each identifying a different epitope9 or binding site on Rho(D). As antibodies that are directed to the Rho(D) antigen on these red blood cells, WinRho SDF can generally be referred to as an anti-D product, which means that it is a solution of IgG anti-RhD, which are two different types of antibodies.10 WinRho SDF is approved in the United States and Canada to treat an autoimmune platelet disorder called immune thrombocytopenic purpura, or ITP, a disease in which platelets are destroyed by a patient’s own immune system, resulting in the need for an increased platelet count. Because platelets are required for blood clotting, this disorder can result in uncontrolled bleeding, either spontaneously or as a result of even minor trauma. According to a study published in 2010 in the American Journal of Hematology, U.S. incidence rates of ITP are about 3.3 cases per 100,000 people per year in adults and up to 6.4 cases per 100,000 people per year in children. WinRho SDF is also approved in the United States and Canada to prevent hemolytic disease of the newborn, or HDN, in which the mother’s immune system attacks the newborn’s red blood cells. HDN results from a Rho(D)(-) female giving birth to a Rho(D)(+) child.

HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)]. HepaGam B is administered intravenously and is comprised of purified polyclonal human immune globulins (antibodies) that are directed to the hepatitis B surface antigen, which is a protein found on the surface of the hepatitis B virus and in the blood or serum of hepatitis B infected individuals. In the United States, HepaGam B has been approved for two indications: for the prevention of hepatitis B reinfection after liver transplantation and for use following exposure to the hepatitis B virus. Hepatitis B is a chronic infection and a major global health concern. HepaGam B is the first hepatitis B immune globulin product to be licensed in the United States for the liver transplant-related indication. HepaGam B is also approved for both the treatment following exposure to hepatitis B and the post-liver transplantation indication in Canada, Israel, Kuwait and Turkey.

VARIZIG® [Varicella Zoster Immune Globulin [Human]]. VARIZIG is comprised of purified polyclonal human immune globulins (antibodies) directed to the varicella zoster virus, the disease agent that causes chickenpox. While most North American adults have developed immunity to chickenpox, certain at-risk patient populations may be susceptible to infection. VARIZIG is approved in the United States for treatment following exposure to varicella (chickenpox) in high-risk patient groups, including children with compromised immune systems, newborns and pregnant women. VARIZIG has orphan drug exclusivity in the United States through December 2019. In Canada, VARIZIG is approved for the prevention and reduction of severity in maternal infections within four days of exposure to varicella zoster virus.

IXINITY® (coagulation factor IX (recombinant)). IXINITY is an intravenous therapeutic comprising an active pharmaceutical ingredient of recombinant human coagulation factor IX that was approved by the U.S. Food and Drug Administration, or FDA, in April 2015 for the prevention of bleeding episodes in people with hemophilia B. Hemophilia B, also known as Christmas disease, is a rare, inherited bleeding disorder. The blood of hemophilia B patients has an impaired clotting ability, which results from its substantially reduced or missing factor IX activity. People with hemophilia B require factor IX injections to restore normal blood coagulation and to prevent frequent bleeding that could otherwise result in pain, irreversible joint damage or life-threatening

[9]	An epitope, also known as antigenic determinant, is the part of an antigen that is recognized by the immune system, specifically by antibodies, B-cells, or T-cells. For example, the epitope is the specific piece of the antigen to which an antibody binds. B-cells are a type of white blood cell (called a b-lymphocyte) that produce antibodies. B-cells mature in the bone marrow before being released into the blood.
[10]	Some individuals have red blood cells containing an antigen, known as the D antigen, on their surface, similar to a blood type antigen. Antibodies specific for the D antigen, or “anti-D”, can protect pregnant women from Rh disease (a condition that occurs during pregnancy when a mother is Rh-negative and the baby is Rh-positive, which in severe cases can result in death of the fetus) by triggering an immune response to remove red blood cells with the D antigen.

hemorrhages. Prophylaxis or on-demand treatment of hemophilia B typically requires multiple injections of factor IX to maintain adequate levels of clotting factor in the blood. Current therapies are either plasma-derived or recombinant products.

Product Candidates

MOR209/ES414 . MOR209/ES414 is a targeted immunotherapeutic protein under development for metastatic castration-resistant prostate cancer. MOR209/ES414, a bispecific protein, was constructed using our ADAPTIR platform technology. It activates host T-cell immunity to specifically kill tumor cells expressing prostate specific membrane antigen, or PSMA, an enzyme that is commonly overexpressed on the surface of prostate cancer cells. MOR209/ES414 contains two pairs of binding domains, one targeting the T-cell receptor, or TCR, and one targeting PSMA on tumor cells; these binding domains are linked to opposite ends of an antibody Fc region which extends the serum half-life and enables use of a purification process typical of antibodies. In pre-clinical studies, MOR209/ES414 has been shown to redirect T-cell cytotoxicity towards prostate cancer cells expressing PSMA. According to the American Cancer Society, prostate cancer is the most common cancer in men in the United States. Screening, radiation, surgery and hormone ablation therapy have greatly improved the detection and treatment of early stage prostate cancer. However, new therapies approved recently for patients with metastatic castration-resistant prostate cancer only improve life expectancy by a few months, and a significant medical need still exists for these individuals.

ES210. ES210 is an anti-inflammatory molecule engineered using our ADAPTIR platform technology. It is under development for the treatment of inflammatory bowel disease, including ulcerative colitis and Crohn’s disease, and other autoimmune and inflammatory diseases. ES210 is a targeted cytokine therapeutic, specifically, it is designed to deliver a safer form of the anti-inflammatory cytokine, IL-10, to antigen presenting cells, or APCs, that express CD86. APCs are a therapeutic target of interest for an anti-inflammatory therapeutic such as ES210 because, as described further below, APCs play a critical role in the immune response. Structurally, ES210 contains a modified form of IL-10, coupled to binding sites specific for CD86, linked by an antibody Fc region. The mechanism of action results in suppression of T-cell responses through inhibition of antigen presentation. Antigen presenting cells play a central role in the generation and regulation of immunity; therefore, inhibiting their function represents a therapeutic opportunity to suppress immunopathological processes in autoimmune and inflammatory disease. ES210 preclinical data demonstrate potent in vitro and in vivo antagonism of T-cell proliferation in human mixed lymphocyte reactions and in a humanized11 graft-versus-host disease model. The ES210 ADAPTIR molecule also has potential anti-inflammation applications in rheumatoid arthritis and in the treatment of transplant rejection. As a molecule designed using our ADAPTIR platform technology, the ES210 half-life is extended in preclinical models. Also, manufacturing benefits are realized because the platform enables use of a purification process that is typically used for making antibodies.

ES425. ES425 is a bispecific immunotherapeutic protein that targets ROR1, an antigen found on several solid tumors and hematologic malignancies. ES425 was constructed using our ADAPTIR platform; one pair of binding domains bind to ROR1 on tumors and the other pair of binding domains bind to the T-cell receptor, or TCR. Its mechanism of action is to redirect T-cell cytotoxicity against tumors expressing ROR1. Initial preclinical data demonstrate significant redirected T-cell cytotoxicity against tumors in preclinical models. We plan to conduct animal toxicology and pharmacokinetic studies (used to determine how the human body processes the drug after absorption) in order to file an investigational new drug application, or IND, with the FDA.

otlertuzumab. Otlertuzumab is a monospecific protein therapeutic intended for the treatment of chronic lymphocytic leukemia, or CLL. CLL is a type of cancer that affects the blood and bone marrow and is caused by B-cells within the blood and bone marrow that abnormally proliferate and die. Otlertuzumab is a humanized anti-CD37 monospecific protein therapeutic built using the ADAPTIR platform technology. It specifically binds to

[11]	Humanized refers to chemically altering animal proteins to resemble natural human amino acid sequences (or the order in which they bond).

CD37, a receptor found on malignant B-cells. It functions like an antibody and engages natural killer cells, which are lymphocytes of the immune system, and other effector cells to kill the tumor cell. We believe that otlertuzumab’s novel properties may provide patients with improved therapeutic options and enhanced efficacy when used in combination with chemotherapy or other targeted therapeutics.

We completed a Phase 2 clinical trial evaluating the combination of otlertuzumab and bendamustine (a chemotherapy agent) versus bendamustine alone in people with relapsed CLL (Study 16201). In that study the combination of otlertuzumab and bendamustine was superior to bendamustine alone. The combination was well tolerated with significantly increased response rate (69% vs. 39%, p=0.003) and prolonged progression free survival rate (15.9 months vs. 10.1 months, p=0.0059) over single agent bendamustine treatment. The overall incidence of adverse events was similar between the two treatment cohorts, but there was a higher incidence of fever, neutropenia (which is a low white blood cell count that could predispose a patient to infection) and thrombocytopenia (which is a low platelet count that if severe could lead to bleeding) with the combination. The addition of otlertuzumab did not appear to increase the number of serious adverse events, as there were fewer discontinuations for adverse events with the combination compared to bendamustine alone.

We are conducting a Phase 1b study to evaluate the safety and efficacy of otlertuzumab in combination with rituximab, an anti-CD20-directed biologic that binds to CD20, a receptor found primarily on the surface of immune system B-cells. We amended our Phase 1b single-arm study to include evaluating otlertuzumab in combination with obinutuzumab in people with previously untreated CLL (Study 16009). Patients began enrolling in this arm of the study mid-2015. The preliminary data showed that the combination was active and generally well-tolerated. We continue to evaluate opportunities for otlertuzumab as a product candidate in the treatment of CLL.

5E3. 5E3 is an investigational drug in preclinical development for the treatment of Alzheimer’s disease and derived from a murine antibody. 5E3 is a humanized monoclonal antibody, not an ADAPTIR molecule, that selectively binds the oligomeric form of amyloid beta that have been associated with neurotoxicity. An oligomer is a type of polymer whose molecular units consist of relatively few repeating units. 5E3 targets a unique conformational epitope that is not present on the monomer or plaque forms of amyloid beta. This selective binding has been observed in pre-clinical studies and is linked to slowing the progress of neurodegeneration (the loss of nerve cells). Currently, no disease modifying therapies are available to treat this disease. According to the Alzheimer’s Association, this disease affects approximately 5.3 million Americans and is anticipated to grow to 7.1 million by 2025. The technology platform licensed from University of British Columbia includes 5E3 mAb and a vaccine candidate based on an amyloid beta mimic that are being evaluated as therapeutics or diagnostics for Alzheimer’s disease and with support through research grants from Brain Canada and the Canadian Institutes of Health Research, or CIHR.

ADAPTIR Therapeutic Candidates. Multiple candidates that are focused on immuno-oncology and based on the ADAPTIR platform technology are in different stages of pre-clinical development. As described above, these candidates include but are not limited to MOR209/ES414, ES210, ES425 and otlertuzumab.

Potential adverse events related to our product candidates

Experimental drugs may have a variety of adverse events related to their target, mechanism of action or off target toxicities. Clinical trials are conducted to define the efficacy and safety of a new molecule and this data is reviewed by the FDA prior to FDA approval. The majority of the drugs that we are developing are intended for the treatment of cancer. Because cancer is a serious and life threatening disease, these patients experience a number of serious adverse events as part of their disease. The risk-benefit ratio for new treatments of cancer is different than other less serious diseases. For example, for the treatment of hypertension, it is not acceptable for a drug to lower the number of white blood cells that fight infections. However, chemotherapy for the treatment of cancer frequently lowers the number of white blood cells and infections do occur, which physicians manage in the course of a patient’s cancer treatment. In order to distinguish whether a new drug causes adverse events, a controlled trial is frequently conducted comparing a new drug to another therapy.

In clinical trials to date with otlertuzumab, a variety of serious adverse events have been reported. The events that have been reported with infusion of the drug include: infusion reactions, neutropenia and thrombocytopenia. Severe infusion reactions were infrequent. When these reactions are severe they lead to hypotension (low blood pressure) and bronchospasm (difficulty breathing). Neutropenia is a low white blood cell count that could predispose a patient to infection. The neutropenia observed with otlertuzumab was mild to moderate, not prolonged and did not increase the infection rate in a controlled clinical trial. Thrombocytopenia is a low platelet count that if severe could lead to bleeding. The thrombocytopenia observed with otlertuzumab was infrequent and not associated with bleeding. Any of these events or others that have not yet been experienced, could lead to serious adverse events, including death and severely limit the drug’s use in the market or even its ability to be approved by a regulatory body.

MOR209/ES414 is currently being tested in its first clinical trial in humans. Twelve patients have received the drug. One of the significant serious adverse events associated with the drug is infusion reactions. Infusion reactions are often associated with the infusion of a protein and are expected with this drug that activates T-cells. The events that have been reported with infusion of the drug include: fever, fatigue, hypertension, bronchospasm, chills and rigors. The severity of these reactions varied by patient and were managed medically and resolved.

As previously noted, in December 2015, after a joint review of data from the Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys concluded that the dosing regimen and administration required adjustment. Patients receiving weekly doses of MOR209/ES414 developed ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug and reduce the concentration of active MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. There is no guarantee that this change in administration will enable higher dosing and/or prevent the development of ADA. We plan to continue the current clinical trial under an amended protocol with recruitment expected to start around mid-2016. As a result of the required dosing regimen change and the impact to the overall development timeline and technical risk, our co-development agreement with MorphoSys was restructured.

Research and Development

We are engaged in research and development of therapeutics including the product candidates listed above and other new candidates. We incur substantial expenses for these activities. These expenses generally include the cost of inventing new technologies and products, as well as development work on new product candidates. We pursue partnerships with various third parties and these partnerships and the sales of our approved products partially offset these expenditures. Research and development expenses for the years ended December 31, 2015, 2014 and 2013 totaled approximately $34.7 million, $46.6 million and $38.1 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development Expense” in this information statement for additional information regarding expenditures related to material research and development activities.

Distribution

Our products are sold in the United States by our commercial sales force and distributed to end-users through major U.S. distributors and wholesalers, including Cardinal Health, Inc., McKesson Corporation, AmerisourceBergen Corporation and other specialty distributors. In Canada, our products are sold to Canadian Blood Services and Héma-Québec, with Emergent acting as our exclusive Canadian distributor. Outside of North America, our commercial products are distributed primarily through third-party distributors. All third-party logistics (including, for instance, warehousing, inventory management, and shipping) of final drug product are provided by Emergent out of its facilities in either Winnipeg or Baltimore.

Marketing & Sales

We have biotechnology commercial operations and medical affairs teams with experience in sales, marketing, distribution, reimbursement and medical support.

The commercial operations team includes a U.S.-based field sales force that focuses its selling efforts on hemophilia treatment centers, hematology clinics, medical oncology clinics, transplant centers and public and private hospitals. Our team also has a group focused on immunology. Our teams consists of 14 representatives and two managers for hemophilia and six representatives and one manager for immunology. We have a field-based national accounts director and manager and a national sales director overseeing these functions. This team is also responsible for managing day-to-day relationships with third parties, including managed care organizations, pharmacy benefit managers, group purchasing organizations, wholesalers, specialty distributors and specialty pharmacies. Outside the United States, our products are sold through a network of regional independent distributors. The commercial operations team also includes a marketing team with experience in building pharmaceutical and biological brands across all stages of the product life cycle. Reimbursement support, patient assistance/compassionate use and non-medical customer inquiries are handled by customer service personnel within our commercial operations team.

Our medical affairs team includes field-based medical science liaisons, who respond to customer requests for information, establish and maintain company relationships with researchers and clinicians, train our product specialists and sales personnel and interface with clinical trial investigators. Our medical affairs team also supports customers by providing medical information, drug safety and pharmacovigilance services.

Orders are filled upon receipt, and we generally have no orders on backlog.

Competition

Our products and product candidates face significant competition. Any product or product candidate that we successfully develop and commercialize is likely to compete with currently marketed products, as well as other novel product candidates that are in development for the same indications. Specifically, the competition with respect to our products and product candidates includes the following:

•	WinRho SDF. In the United States, the use of WinRho SDF is primarily for the immune thrombocytopenia purpura, or ITP, indication. In the U.S. ITP market, WinRho SDF competes with Rhophlac® (CSL Behring, a subsidiary of CSL Limited), Nplate® (Amgen Inc.) and Promacta® (GlaxoSmithKline plc). In Canada, the use of WinRho SDF is primarily for the HDN indication. WinRho SDF is the only anti-D product available for the prevention of HDN and treatment of ITP in Canada. The use of anti-viral drugs is also a competitive threat to this product.

•	HepaGam B. HepaGam B competes with two products that are marketed in North America: Nabi-HB® (Biotest Pharmaceuticals Corporation) and HyperHEP B® S/D (Grifols USA, LLC). Nabi-HB® and HyperHEP B® S/D are both licensed to treat acute exposure to blood containing hepatitis B surface antigen (a protein found on the surface of hepatitis B virus and in the blood or serum of hepatitis B infected individuals) and administered via intramuscular injection. HepaGam B is currently the only intravenous hepatitis B immune globulin licensed for the liver transplantation indication in the United States and Canada. The use of anti-viral drugs is also a competitive threat to this product.

•	VARIZIG. No other currently manufactured competitive product is licensed in the North American markets.

•	IXINITY. Currently, IXINITY competes with five products that are marketed in North America: Rixubis (Baxter International Inc.), Benefix® (Pfizer Inc.) and Alprolix® (Biogen Idec Inc.) recombinant FIX products as well as AlphaNine® (Grifols USA, LLC) and MonoNine® (CSL Behring, a subsidiary of CSL Limited), which are FIX preparations derived from human plasma. We expect that Novo Nordisk Inc. and CSL Behring will also launch additional recombinant factor IX agents in the future.

•	MOR209/ES414. If approved, we anticipate that MOR209/ES414 would compete with Taxotere® (Sanofi-Aventis U.S. LLC), Jevtana (Sanofi-Aventis U.S. LLC), Zytiga® (Janssen Biotech, Inc.), Xtandi® (Astellas Pharma, Inc.), Xofigo® (Bayer HealthCare Pharmaceuticals Inc.), Provenge® (Dendreon Corporation) and potentially other products currently under development. There is a potential that MOR209/ES414 could also be used in combination with these same agents.

•	ES210. If approved, we anticipate that ES210 would compete with products indicated for inflammatory bowel diseases such as ulcerative colitis, including: HUMIRA® (AbbVie Inc.), Remicade® (Janssen Pharmaceuticals, Inc. of Johnson and Johnson) and Entyvio® (Takeda Pharmaceuticals U.S.A., Inc., a subsidiary of Takeda Pharmaceutical Company Limited). Depending on what ES210 is approved for, we anticipate that it could also compete with products indicated for moderate to severe Crohn’s Disease, including: Stelara (Janssen Pharmaceuticals, Inc. of Johnson and Johnson) and Xeljanz (Pfizer Inc.).

•	otlertuzumab. If approved for CLL, we anticipate that otlertuzumab would compete with, or be combined with, other B-cell depleting therapies, targeted therapies and chemotherapeutics, including: Rituxan® (Genentech, Inc., a member of the Roche Group), Treanda® (Cephalon, a subsidiary of Teva Pharmaceutical Industries Ltd.), Arzerra® (GlaxoSmithKline plc and Genmab A/S), Imbruvica™ (Pharmacyclics, Inc. and Johnson and Johnson), Gayzva™ (Genentech USA, Inc., a member of the Roche Group) and Zydelig® (Gilead Sciences, Inc.). In addition, Boehringer Ingelheim GmbH and ImmunoGen, Inc. are in early stage development for monoclonal antibodies directed to CD37. AbbVie Inc. is developing venetoclax ABT-199, a B-cell lymphoma 2 inhibitor, for treatment of CLL in collaboration with Genentech, Inc.

•	5E3. The U.S. has five approved drugs for Alzheimer’s disease that temporarily improve symptoms (cholinesterase inhibitors; Aricept® (Eisai Co. Ltd.), Exelon® (Novartis Pharmaceuticals Corporation), Razadyne® (Johnson & Johnson Health Care Systems Inc.) and Cognex® (Shionogi & Co., Ltd.) and an N-methyl D-aspartate (NMDA) receptor antagonist, Namenda® (Merz Pharma GMBH & Co. KGaA)); however, none of the treatments available today alters the underlying course of this terminal disease. To date, there are no approved therapeutics for the treatment of Alzheimer’s disease, but monoclonal antibodies have figured prominently in addressing this unmet clinical need. Among the candidates are Ponezumab (Pfizer Inc., discontinued at PII), Bapineuzumab (Janssen Biotech, Inc./Pfizer Inc., discontinued), Solanezumab (Eli Lilly and Company, PIII), Crenezumab (F. Hoffmann-La Roche Ltd, PII), BAN2401 (Biogen Idec, Eisai Co. Ltd., PII) and more recently Aducanumab (Biogen Idec, PIII). Acumen Pharmaceuticals is developing an amyloid-beta oligomer specific antibody, ACU-193, and claims to be approximately one year from an Investigational New Drug Application, or IND, filing.

•	ES425. If approved, we anticipate that ES425 may compete with other ROR1-directed protein therapeutics, including those that block the growth of cancer cells by binding to specific proteins needed for tumor formation and growth and that are under current clinical and pre-clinical development, including: KAN0439834 (Kancera AB), cirmtuzumab (University of California, San Diego and Celgene Corporation), cirmtuzumab vedotin (University of California, San Diego), and IT-4 (Magnifygen, Inc.). We also anticipate that ES425 may compete with ROR1-directed cellular therapies, such as chimeric antigen receptor-modified T-cells (T-cells collected from a patient’s own blood and genetically modified to express chimeric antigen receptors that allow the T-cells to recognize specific tumor cells), also known as CAR-T, that are under current clinical development by MD Anderson Cancer Center as well as a separate program under pre-clinical development by Juno Therapeutics, Inc.

MANUFACTURING

In connection with our separation from Emergent, we will enter into a manufacturing services agreement with Emergent. Emergent owns facilities with manufacturing and other capabilities located in Winnipeg, Manitoba, Canada, where our hyperimmune specialty plasma products WinRho SDF, HepaGam B and VARIZIG are currently manufactured. Under the agreement, Emergent will continue to manufacture our hyperimmune specialty plasma products. Under this Agreement, Emergent will also provide third-party logistics services for our hyperimmune specialty plasma products and IXINITY.

The manufacturing services agreement with Emergent will cover each step in the manufacturing process from raw materials procurement, bulk manufacturing, filling and finishing, testing, labeling, and packaging of final product, as well as third-party logistics services for delivery of such product to Aptevo customers on behalf of Aptevo. We will be reliant exclusively on Emergent for the provision of each of these services as it relates to WinRho SDF, HepaGam B and VARIZIG and as it relates to third-party logistics services for IXINITY. Emergent will also serve as a distributor in Canada under the Canadian distributor agreement we will enter into with Emergent. Pursuant to this arrangement, Emergent will receive product intended for sale in Canada on our behalf and deliver it to our other Canadian distributors: Canadian Blood Services and Hema-Quebec. See “Certain Relationships and Related Party Transactions—Commercial Agreements” for further discussion of the manufacturing services agreement and Canadian distributor agreement.

As more fully explained below, we rely primarily on CMC Biologics for drug substance manufacture of IXINITY, on Patheon UK Limited for fill-finish services of IXINITY, and on Rovi Contract Manufacturing, S.L. for supply of a water for injection syringe packaged with IXINITY. IXINITY will be delivered to Aptevo customers by Emergent as part of the third-party logistics services it provides to Aptevo under the manufacturing services agreement. For additional information, see the section entitled “Risk Factors—Risks Related to Aptevo’s Business.” Commercial packaging, packaging component procurement and release, ancillary procurement and distribution for IXINITY will be provided by Emergent and various other parties.

Sources and Availability of Raw Materials

We expect to rely on Emergent for all supplies and raw materials used in the production of WinRho SDF, HepaGam B and VARIZIG.

Agreement with CMC Biologics. We expect to rely on CMC Biologics for the manufacture of the substance that becomes the active ingredient (the bulk drug substance) in the production of our IXINITY product. We have an exclusive Commercial Supply (Manufacturing Services) Agreement with CMC pursuant to which, subject to specified exceptions, we are obligated to purchase at least eight batches and CMC is obligated to maintain a maximum capacity for 16 batches of IXINITY bulk drug substance per full year. The agreement has a six-year term expiring on June 17, 2017. CMC is obligated to use commercially reasonable endeavors to perform services in accordance with Aptevo’s forecast and projected delivery dates. In the event there is a supply failure as defined under the agreement, the agreement becomes non-exclusive with respect to 50% of Aptevo’s forecasted demand (or up to the unsupplied quantities until supply reinstatement). The agreement provides for milestone payments in addition to fees for services. The milestone payments set forth in the agreement have been paid. To the extent an invoice dispute is not resolved within 60 days of Aptevo’s original notice, if Aptevo has withheld payment, CMC is entitled to suspend the services. In addition to other limitations on damages (e.g. specific to replacement of defective product), with several exceptions, neither party is liable under the agreement for loss or damage in respect of indirect, special or consequential damages or losses. With several exceptions, CMC’s aggregate liability to Aptevo for any loss or damage suffered by Aptevo under the agreement in respect of services in a calendar year is limited to an amount equal to 1.1 times the total price of the services performed under the agreement subject to a maximum of $30 million. Each party may terminate the agreement if the other party fails to pay any amount properly due and payable with 10 days of notice demanding payment after the expiration of the original payment term or if the other party materially breaches the agreement and fails to remedy any such breach capable of remedy during a 20-day notice period. Each party may terminate the agreement if the other party experiences certain bankruptcy events. Aptevo can terminate its rights under the agreement if CMC’s breach of the agreement is in manufacturing or performance of a batch, and CMC fails to commence manufacture of a replacement batch within 90 days of notice (except if CMC has during the term with reasonable consistency delivered non-defective product to Aptevo in accordance with its obligations under the agreement). Aptevo may also terminate its rights under the agreement with a specified amount of prior notice, if CMC has any material permit or regulatory license permanently revoked preventing the performance of services by CMC, if CMC is subject to certain competitor change of control events, or where there is a supply failure prior to a supply reinstatement where CMC does not reinstate supply within 12 months of the supply failure.

Agreement with Patheon UK Limited. Patheon UK Limited, through an affiliate, is currently the sole source third-party manufacturer that performs the services of filling the bulk drug substance into vials for our IXINITY product. Aptevo has a non-exclusive Manufacturing Services Agreement with Patheon pursuant to which Aptevo is obligated to order, and Patheon agrees to perform, a specified amount of such services on an annual basis. Under the agreement, Patheon also agrees to use commercially reasonable efforts to perform services in excess of such minimum purchase commitments subject to its available capacity. The agreement has an initial three-year term expiring on May 27, 2018, and thereafter renews for successive terms of two years each, unless either party gives the other party at least 18 months’ notice. Aptevo may terminate its rights under the agreement on a specified amount of notice if a regulatory authority prevents Aptevo from importing, exporting, purchasing or selling the product or if Aptevo no longer orders services for a product due to the product’s discontinuance in the market. Patheon may terminate the agreement upon six months’ notice if Aptevo assigns its rights under the agreement to an assignee that, in Patheon’s opinion acting reasonably, is not a credit-worthy substitute, a Patheon competitor, or an entity with whom Patheon has had prior unsatisfactory business relations. Each party may terminate the agreement if the other party breaches the agreement and the breach is not cured within a specified period of time, if the other party experiences certain bankruptcy events, or upon a period of notice if the parties do not agree upon certain pricing adjustments. Except in respect of liability for certain third party claims, breach of confidentiality obligations, or replacement of defective product, Patheon’s liability is limited under the agreement to 10% of the revenues for such year to Patheon under the agreement. Patheon’s liability in respect of replacement of defective product is limited to the amount paid by Aptevo to Patheon for such product. Except in respect of a breach of confidentiality obligations, neither party is liable to the other under the agreement for any loss of profits or other damages of an indirect or consequential nature.

Agreement with Rovi Contract Manufacturing, S.L. Rovi Contract Manufacturing, S.L. is currently the sole source third-party manufacturer that supplies the syringe pre-filled with water for injection, that is packaged with and required for reconstitution of our IXINITY product. Aptevo has a non-exclusive supply agreement with Rovi pursuant to which Rovi is obligated to use its best efforts to supply the quantity of syringes ordered by Aptevo. The agreement has a five-year term expiring on April 29, 2019, and thereafter renews for successive five-year terms, unless Rovi provides Aptevo with written notice of its intent not to renew at least 24 months prior to the expiration of the term. Aptevo may terminate the agreement for any reason on at least 12 months’ prior notice. Each party may terminate the agreement if the other party breaches the agreement and the breach is not cured within a specified period of time. Neither party is liable under the agreement for loss or damage in respect of indirect, special or consequential damages or losses except to the extent such damages are caused by willful misconduct. Each party’s liability under the agreement, annually and in the aggregate, is limited to three times the amount invoiced by Rovi under the agreement for products during the 12-month period preceding the incident with a maximum limit of six million Euros; provided that in respect of certain third-party claims or costs resulting or arising from defective or infringing products or claims for injunctive relief, each party’s liability under the agreement, annually and in the aggregate, is limited to six million Euros.

INTELLECTUAL PROPERTY

We actively seek intellectual property protection for our products. We will own or exclusively license patent rights supporting IXINITY, the ADAPTIR platform and pipeline products including MOR209/ES414, ES210, ES425, otlertuzumab and 5E3. We practice patent life cycle management by filing patent applications to protect new inventions relating to meaningful improvements to our products and related methods. We primarily seek patent protection for inventions that support our products and product candidates, but from time to time we seek patent protection for inventions that could, for instance, support a potential business opportunity or block a competitor from designing around our existing patents.

In general and where possible, we pursue patent protection in countries where we believe there will be a significant market for the corresponding product or product candidate. We generally do not seek patent protection in countries where we have reason to believe we would not be able to enforce patents. For instance, we tend to not file in countries that are frequently listed on the Priority Watch List of the Special 301 Report prepared by the Office of the United States Trade Representative, with the exception that we occasionally file patent applications in China, Russia and India. We may also decide to take a more narrow filing approach for secondary and improvement type inventions as compared to inventions that are more foundational to our products. We do not seek patent protection in countries which are on the United Nation’s, or U.N., list of Least Developed Countries.

The term of protection for various patents associated with and expected to be associated with our marketed products and product candidates is typically 20 years from the filing date but may vary depending on a variety of factors including the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. The protection afforded by a patent varies on a product-by-product basis and country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the necessity for terminal disclaimers, the availability of legal remedies in a particular country and the validity and enforceability of the patents.

In some cases, we may decide that the best way to protect our intellectual property is to retain proprietary information as trade secrets and confidential information rather than to apply for patents, which would involve disclosure of proprietary information to the public. When determining whether to protect intellectual property as a trade secret, we consider many factors including, for instance, our ability to maintain the trade secret, the likelihood that a competitor will independently develop the information, our ability to patent protect the intellectual property and the likelihood we would be able to enforce a resulting patent.

We are a party to a number of license agreements under which we license patents, patent applications and other intellectual property. These agreements impose various commercial diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future.

ADAPTIR Platform. Aptevo protects the ADAPTIR platform technology through a combination of patents and trade secrets. Aptevo owns all ADAPTIR platform intellectual property, except that Aptevo has a non-exclusive research license with Lonza to certain CHO cell lines, which are cells derived from the ovary of a Chinese hamster and often used in biological and medical research and commercially in the production of therapeutic proteins, for use in protein expression and the GS Gene Expression SystemTM. The GS System is a cell transfection and protein expression system that uses a robust viral promoter and selection via glutamine metabolism to provide rapid development of high-yielding and stable mammalian cell lines that express transfected proteins of therapeutic interest. The GS System is well known in the industry, and according to Lonza, is a familiar system that has been used by over 100 global pharmaceutical and biotechnology companies. Under our Lonza research license, we have an option to take a license to use the GS System to develop and manufacture therapeutic proteins for our commercial purposes.

The intellectual property we own that supports our ADAPTIR platform was generated internally at Emergent or at Trubion Pharmaceuticals, Inc. prior to its acquisition by Emergent in 2010. One patent family which supports use of unique linkers in the homodimer (a molecule consisting of two identical halves) version of the platform was invented jointly by Trubion and Wyeth Pharmaceuticals as part of a collaboration between the two companies. Upon termination of a product license agreement between Wyeth and Trubion, Wyeth assigned the rights it had in that platform patent family to Trubion. These rights will be assigned to Aptevo in connection with the separation.

In order to differentiate our platform inventions from antibodies and other antibody-like constructs that have been publicly disclosed, many of our patents and patent applications are directed to unique aspects or components of our platform such as linkers or binding domains. Our ADAPTIR platform can be homodimeric or heterodimeric. Although most of our patent families protect both homodimeric and heterodimeric forms of the platform, we also have a patent family that is focused on the heterodimeric form of the platform.

We have filed patent applications for the ADAPTIR platform in the U.S. and in countries and territories, including Australia, Brazil, Canada, China, Egypt, Europe, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Singapore, South Africa, South Korea, United Arab Emirates and Vietnam. We plan to continue to improve our ADAPTIR platform and to file patent applications on those improvements. Our decision as to where to file any new ADAPTIR improvement inventions will be based in part on the significance of the improvement. If patents issue on the pending ADAPTIR patent applications, the patent term for those patents are estimated to expire between June 2027 and September 2036.

Hyperimmune products, WinRho, HepaGam B and VARIZIG. We rely on the confidential nature of our in-licensed manufacturing know-how as well as trade secret protection to protect our licensed products to the extent we are able to do so. In connection with our separation from Emergent, we will have received a license from Emergent under certain of its proprietary human hyperimmune platform manufacturing know-how that we may exercise under specified circumstances. We rely on this intellectual property to protect our WinRho SDF, HepaGam B and VARIZIG products. We do not have patent protection for WinRho SDF, HepaGam B or VARIZIG.

IXINITY® (coagulation factor IX (recombinant)). We license patents and patent applications from the University of North Carolina, which support the manufacture of factor IX and other Vitamin K Dependent Proteins. In addition to the patent assets licensed from the University of North Carolina, we own a patent portfolio with claims generally directed to factor IX pharmaceutical compositions, methods of making recombinant factor IX protein, and cell lines producing recombinant factor IX protein. This patent portfolio includes issued patents in Australia, Europe and Japan and pending patent applications in other territories including the U.S. If patents issue on our pending patent applications, the patent term for those patents is estimated to expire between December 2026 and October 2030. The estimated patent expirations are subject to change based on patent term adjustments, extensions or terminal disclaimers.

MOR209/ES414. We have patents and pending patent applications supporting the MOR209/ES414 product candidate. We have foundational patents and patent applications in countries including the U.S., Australia, Brazil, Canada, China, Egypt, Europe, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Singapore, South Africa, United Arab Emirates and Vietnam. The foundational patents which grant in this patent family are estimated to expire in April 2032. The estimated patent expirations are subject to change based on patent term adjustments, extensions or terminal disclaimers.

ES210 . We have patents and pending patent applications supporting our ES210 product candidate. We have foundational patents and patent applications in countries and territories, including the U.S., Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Japan, Mexico, New Zealand, Singapore, South Africa and South Korea. The foundational patents which grant in this patent family are estimated to expire in October 2029. The estimated patent expirations are subject to change based on patent term adjustments, extensions or terminal disclaimers.

ES425 . We have a patent application covering our ES425 product candidate. We plan to broadly nationalize this application, and any resulting patents are estimated to expire in December 2035. In addition to the patent application family that we own, we have an exclusive license from the U.S. Department of Health and Human Services to a patent family that discloses ROR-1 antibodies that are related to the ROR-1 binding domain of ES425. The license from the U.S. Department of Health and Human Services is limited to use in the field of bispecific and multispecific therapeutic molecules with redirected T-cell cytotoxicity activity. If patent applications grant in the licensed patent family, the patents are estimated to expire in November 2031. The U.S. Department of Health and Human Services can terminate the license if we are in default in the performance of any material obligations under the agreement and do not cure the default within 90 days after receiving notice. The U.S. Department of Health and Human Services can also terminate the license if it determines that termination is necessary to meet the requirements for public use specified by federal regulations and those requirements are determined not to be adequately satisfied by our activities.

otlertuzumab. We have patents and pending patent applications supporting the otlertuzumab product candidate. We have foundational patents and patent applications in countries and territories, including the U.S., Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa and South Korea. The foundational patents and patent applications which grant in these patent families are estimated to expire between July 2026 and April 2029. The estimated patent expirations are subject to change based on patent term adjustments, extensions or terminal disclaimers.

5E3. We have licensed from the University of British Columbia the right to make, have made, use, offer for sale, sell, and import products in the field of beta-amyloid disorders under certain of the University’s patents. The University’s patents and patent applications encompassed by the license are generally directed to antibodies that bind a specific conformational amyloid beta epitope and related pharmaceutical compositions, antigenic peptides and related pharmaceutical compositions, and methods of treating and preventing Alzheimer’s disease. If patents issue on the currently pending patent applications, the projected expiration dates of the licensed patent portfolio range from March 2031 to July 2035. The estimated patent expirations are subject to change based on patent term adjustments, extensions or terminal disclaimers.

Corporate Trademarks. Where possible, we pursue registered trademarks for our marketed products in significant markets. In addition, we have pending trademark applications covering APTEVO, a graphic logo, APTEVO THERAPEUTICS, APTEVO BIOTHERAPEUTICS, APTEVO RESEARCH AND DEVELOPMENT and ADAPTIR.

REGULATION

Regulations in the United States and other countries have a significant impact on our product development, manufacturing and marketing activities.

Product Development for Therapeutics

Pre-clinical Testing. Before beginning testing of any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for pre-clinical data must be satisfied. Pre-clinical testing includes both in vitro, or in an artificial environment outside of a living organism, and in vivo, or within a living organism, laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. We perform pre-clinical testing on all of our product candidates before we initiate any human trials.

Investigational New Drug Application. Before clinical testing may begin, the results of pre-clinical testing, together with manufacturing information, analytical data and any other available clinical data or literature, must be submitted to the FDA as part of an IND. The sponsor must also include an initial protocol detailing the first phase of the proposed clinical investigation, together with information regarding the qualifications of the clinical investigators. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial clinical studies in human volunteers. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA imposes a clinical hold within that 30-day time period.

Clinical Trials. Clinical trials involve the administration of the drug to healthy human volunteers or to patients with the target disease or disorder under the supervision of a qualified physician (also called an investigator) pursuant to an FDA-reviewed protocol. Human clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria, if any, to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

•	Phase 1 clinical trials test for safety, dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology and, if possible, for early evidence regarding efficacy.

•	Phase 2 clinical trials involve a small sample of individuals with the target disease or disorder and seek to assess the efficacy of the drug for specific targeted indications to determine dose response and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

•	Phase 3 clinical trials consist of expanded, large-scale studies of patients with the target disease or disorder to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen. The safety and efficacy data generated from Phase 3 clinical trials typically form the basis for FDA approval of the product candidate.

•	Phase 4 clinical trials, if conducted, are conducted after a product has been approved. These trials can be conducted for a number of purposes, including to collect long-term safety information or to collect additional data about a specific population. As part of a product approval, the FDA may require that certain Phase 4 studies, which are called post-marketing commitment studies, be conducted post-approval.

Good Clinical Practice. All of the phases of clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations and Good Clinical Practices, or GCP, which are ethical and scientific quality standards for conducting, recording and reporting clinical trials to assure that the data and reported results are credible and accurate and that the rights, safety and well-being of trial participants are protected.

Marketing Approval—Biologics and Drugs

Biologics License Application/New Drug Application. All data obtained from a comprehensive development program, including research and product development, manufacturing, pre-clinical and clinical trials, labeling and related information are submitted in a Biologics License Application, or BLA, to the FDA and in similar regulatory filings with the corresponding agencies in other countries for review and approval. For small molecule drugs, this information is submitted in a filing called a New Drug Application, or NDA. The submission of an application is not a guarantee that the FDA will find the application complete and accept it for filing. The FDA may refuse to file the application and request additional information rather than accept the application for filing, in which case the application must be resubmitted with the supplemental information. The FDA has two months to review an application for its acceptability for filing. Once an application is accepted for filing, the Prescription Drug User Fee Act, or PDUFA, establishes a two-tiered review system: Standard Review and Priority Review. When conducting Priority Review, the FDA has a goal to review and act on BLA and NDA submissions within six months from the date of the FDA’s acceptance for filing of the application, rather than the 10-month month goal under a Standard Review. The FDA gives Priority Review status to product candidates that provide safe and effective therapies where no satisfactory alternative exists or to a product candidate that constitutes a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, BLAs, NDAs and certain supplements must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug or biologic for an indication for which orphan designation has been granted.

In reviewing a BLA or NDA, the FDA may grant approval, deny the application if it determines the application does not provide an adequate basis for approval or again request additional information. Even if such additional information and data are submitted, the FDA may ultimately decide that the BLA or NDA does not satisfy the criteria for approval. The receipt of regulatory approval often takes many years, involving the expenditure of substantial financial resources. The speed with which approval is granted often depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may also impose conditions upon approval. For example, it may require a Risk Evaluation and Mitigation Strategy, or REMS, for a product. This can include various required elements, such as publication of a medication guide, patient package insert, a communication plan to educate health care providers of the drug’s risks and/or restrictions on distribution and use, such as limitations on who may prescribe or dispense the drug. The FDA may also significantly limit the indications approved for a given product and/or require, as a condition of approval, enhanced labeling, special packaging or labeling, post-approval clinical trials, expedited reporting of certain adverse events, pre-approval of promotional materials or restrictions on direct-to-consumer advertising, any of which could negatively impact the commercial success of a drug.

Fast Track Designation. The FDA may designate a product as a fast track drug if it is intended for the treatment of a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for this disease or condition. Sponsors granted a fast track designation for a drug are granted more opportunities to interact with the FDA during the approval process and are eligible for FDA review of the application on a rolling basis, before the application has been completed.

Breakthrough Therapy. Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, the FDA may designate a product as a breakthrough therapy if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Orphan Drugs. Under the Orphan Drug Act, an applicant can request the FDA to designate a product as an “orphan drug” in the United States if the drug is intended to treat an orphan, or rare, disease or condition. A disease or condition is considered orphan if it affects fewer than 200,000 people in the United States. Orphan Drug designation must be requested before submitting a BLA or NDA. Products designated as orphan drugs are eligible for special grant funding for research and development, FDA assistance with the review of clinical trial protocols, potential tax credits for research, reduced filing fees for marketing applications and a special seven-year period of market exclusivity after marketing approval. Orphan drug exclusivity (afforded to the first applicant to receive approval for an orphan designated drug) prevents FDA approval of applications by others for the same drug for the designated orphan disease or condition. The FDA may approve a subsequent application from another applicant if the FDA determines that the application is for a different drug or different use, or if the FDA determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need. A grant of an orphan designation is not a guarantee that a product will be approved. The FDA has designated VARIZIG with Orphan Drug exclusivity through December 2019 for treatment following exposure to varicella (chickenpox) in high-risk patient groups, including children with compromised immune systems, newborns and pregnant women. Our product candidate otlertuzumab was granted orphan drug designation by the FDA in November 2011 and received orphan medicinal product designation from the European Commission in December 2012 for the treatment of chronic lymphocytic leukemia. Orphan designation in Europe qualifies a drug for certain development and commercial incentives, including protocol assistance, access to centralized authorization procedures, reduced fees for regulatory activities, and 10 years of market exclusivity after approval.

Post-Approval Requirements. Any drug, biologic or medical device product for which we receive FDA approval will be subject to continuing regulation by the FDA, including, among other things, record keeping requirements, reporting of adverse experiences, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, current good manufacturing practices, or cGMP, and restrictions on advertising and promotion. Adverse events that are reported after marketing approval can result in additional limitations being placed on the product’s distribution or use and, potentially, withdrawal or suspension of the product from the market. In addition, the FDA has post-approval authority to require post-approval clinical trials and/or safety labeling changes if warranted by the appearance of new safety information. In certain circumstances, the FDA may impose a REMS after a product has been approved. Facilities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA for compliance with cGMP and other laws. The FDA also closely monitors advertising and promotional materials we may disseminate for our products for compliance with restrictions on off-label promotion and other laws. We may not promote our products for conditions of use that are not included in the approved package inserts for our products. Certain additional restrictions on advertising and promotion exist for products that have so-called “black box warnings” in their approved package inserts, such as WinRho SDF.

Pricing and Reimbursement

In the United States and internationally, sales of our products and our ability to generate revenues on such sales are dependent, in significant part, on the availability and level of reimbursement from third-party payors, including state and federal governments and private insurance plans. Insurers have implemented cost-cutting measures and other initiatives to enforce more stringent reimbursement standards and likely will continue to do so in the future. These measures include the establishment of more restrictive formularies and increases in the out-of-pocket obligations of patients for such products. In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities. Various provisions of the Patient Protection and Affordable Care Act (as amended by the Health Care and Education Reconciliation Act), collectively referred to as the Affordable Care Act, increased the levels of rebates and discounts that we have to provide in connection with sales of such products that are paid for, or reimbursed by, certain state and federal government agencies and programs. It is possible that future legislation in the United States and other jurisdictions could be enacted, which could potentially impact the reimbursement rates for our products and also could further impact the levels of discounts and rebates we are required to pay to state and federal government entities. The most significant governmental reimbursement programs in the United States relevant to our products are described below:

Medicare Part B. Medicare Part B covers certain drug products provided in a physician’s office or hospital outpatient setting under a payment methodology using “average sales price,” or ASP, information. We are required to provide ASP information to the Centers for Medicare & Medicaid Services, or CMS, on a quarterly basis. Medicare payment rates using an ASP methodology are currently set at ASP plus six percent, although this rate could change in future years. If we fail to timely or accurately submit ASP, we could be subject to civil, monetary and other penalties. WinRho SDF, HepaGam B, VARIZIG and IXINITY are all eligible to be reimbursed under Medicare Part B.

Medicaid Rebate Program. For products to be covered by Medicaid, drug manufacturers must enter into a rebate agreement with the Secretary of HHS on behalf of the states and must regularly submit certain pricing information to CMS. The pricing information submitted, including information about the “average manufacturer price,” or AMP, and “best price” for each of our covered drugs, determines the amount of the rebate we must pay. The total rebate also includes an “additional” rebate, which functions as an “inflation penalty.” The Affordable Care Act increased the amount of the basic rebate and, for some “line extensions,” increased the additional rebate. It also requires manufacturers to pay rebates on utilization by enrollees in managed care organizations. If we fail to timely or accurately submit required pricing information, we could be subject to civil, monetary and other penalties. In addition, the Affordable Care Act made changed the definition of AMP to address which manufacturer sales are to be considered, which affected the rebate liability for our products. Sales of WinRho SDF, HepaGam B, VARIZIG and IXINITY that are reimbursed through Medicaid are subject to the obligations related to this program.

340B/PHS Drug Pricing Program. The availability of federal funds to pay for WinRho SDF, HepaGam B, VARIZIG and IXINITY under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/Public Health Service, or PHS, drug pricing program. The 340B/PHS drug pricing program requires participating manufacturers to charge no more than a statutorily-defined “ceiling” price to a variety of community health clinics and other covered entities that receive health services grants from the PHS, as well as the outpatient departments of hospitals that serve a disproportionate share of Medicaid and Medicare beneficiaries. A product’s ceiling price for a quarter reflects its Medicaid AMP from two quarters earlier less its Medicaid rebate amount from two quarters earlier. Therefore, the above-mentioned revisions to the Medicaid rebate formula and AMP definition enacted by the Affordable Care Act could cause the discount produced by the ceiling price to increase. Under the Affordable Care Act, several additional classes of entities were made eligible for these discounts, increasing the volume of sales for which we must now offer the 340B/PHS discounts.

Federal Supply Schedule. We make WinRho SDF, HepaGam B, VARIZIG and IXINITY available for purchase by authorized users of the Federal Supply Schedule, or FSS, administered by the Department of Veterans Affairs, or DVA, pursuant to our FSS contract with the DVA. Under the Veterans Health Care Act of 1992, we are required to offer deeply discounted FSS contract pricing to four federal agencies—the DVA, the DoD, the Coast Guard and the PHS (including the Indian Health Service)—for federal funding to be made available for reimbursement of any of our products under the Medicaid program, Medicare Part B and for our products to be eligible to be purchased by those four federal agencies and certain federal grantees. FSS pricing to those four federal agencies must be equal to or less than the “Federal Ceiling Price,” which is, at a minimum, 24% less than the Non-Federal Average Manufacturer Price for the prior fiscal year.

Foreign Regulation

Currently, we maintain a commercial presence in the United States and Canada. In the future, we may further expand our commercial presence to additional foreign countries and territories. In the European Union, medicinal products are authorized following a process similarly demanding as the process required in the United States. Medicinal products must be authorized in one of two ways, either through the decentralized procedure, which provides for the mutual recognition procedure of national approval decisions by the competent authorities of the EU Member States or through the centralized procedure by the European Commission, which provides for the grant of a single marketing authorization that is valid for all EU member states. The authorization process is essentially the same irrespective of which route is used. We are also subject to many of the same continuing post-approval requirements in the EU as we are in the United States (e.g., good manufacturing practices).

Anti-Corruption Laws

We are subject to various federal and state laws pertaining to health care “fraud and abuse,” including state and federal anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a drug manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment, to third-party payors (including

Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. If we violate the kickback or false claims laws, we could be subject to civil and criminal penalties, including exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Similar restrictions are imposed on the promotion and marketing of medicinal products in the European Union and other countries. Laws (including those governing promotion, marketing and anti-kickback provisions), industry regulations and professional codes of conduct are often strictly enforced. Even in those countries where we are not directly responsible for the promotion and marketing of our products, inappropriate activity by our international distribution partners can have implications for us. In addition, as part of the Affordable Care Act, the federal government enacted the Physician Payment Sunshine Act. Manufacturers of drugs are required to publicly report payments and transfers of value made to physicians and teaching hospitals. This information is posted on a public website. Failure to timely and accurately submit required information could subject us to civil penalties. Some states have similar laws. Many of these transparency requirements are new and uncertain and the extent to which the laws will be enforced is not always clear.

Our operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits corporations and individuals from directly or indirectly paying, offering to pay, or authorizing the payment of anything of value to any foreign government official or employee, or any foreign political party or political candidate in an attempt to obtain or retain business or to otherwise influence such official, employee, party or candidate in his or her or its official capacity. We also may be implicated under the FCPA by activities taken on our behalf by our partners, collaborative partners, consultants, distributors, contract research organizations, vendors or other agents and representatives. As a public company, the FCPA also requires us to make and keep books and records that accurately and fairly reflect all of our transactions and to devise and maintain an adequate system of internal accounting controls. Our operations are also subject to compliance with the Bribery Act of 2010, which applies to activities both in the public and private sector, Canada’s Corruption of Foreign Public Officials Act and similar laws in other countries where we do business.

Other Regulation

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import, export, use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents used in connection with our product development, are or may be applicable to our activities.

EMPLOYEES

Following the separation, we expect to employ approximately 140 full-time persons. The team is comprised of a dedicated group of accomplished professionals who bring a broad range of academic achievements combined with significant industry experience. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union or covered by collective bargaining agreements. We believe that our relations with our employees are good.

AVAILABLE INFORMATION

The Aptevo investor website www.AptevoTherapeutics.com will be operational as of our separation date. We will make available, free of charge on our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the Securities and Exchange Commission, or SEC.

We will also make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. In addition, we intend to make available on our website all disclosures that are required to be posted by applicable law, the rules of the SEC or the NASDAQ listing standards regarding any amendment to, or waiver of, our code of business conduct and ethics. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, or incorporated by reference into, this information statement.

PROPERTIES

We lease our headquarters office and laboratory space in Seattle, Washington. The Seattle facility is approximately 51,000 square feet. The Seattle lease expires in April of 2020. We also lease approximately 5,000 square feet of satellite office space in Berwyn, Pennsylvania. The Berwyn lease expires in May 2017.

LEGAL PROCEEDINGS

From time to time, we are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion in conjunction with the audited combined financial statements and the corresponding notes and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this information statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless the context otherwise requires, references to “Aptevo,” “we,” “us,” “our,” “our company” and “the company” refer to Aptevo Therapeutics Inc., a Delaware corporation, and its combined subsidiaries as they will exist assuming the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references to “Emergent” and “Emergent BioSolutions” refer to Emergent BioSolutions Inc., a Delaware corporation, and its consolidated subsidiaries. This information statement describes the business to be transferred to Aptevo by Emergent in the separation as if the transferred business were Aptevo’s business for all historical periods described. Unless the context otherwise requires, references to Aptevo’s historical assets, liabilities, products, businesses or activities are intended to refer to certain historical assets, liabilities, products, businesses or activities of the biosciences business of Emergent, as further described in this information statement, as the business was conducted as part of Emergent prior to completion of the separation.

Overview

On August 6, 2015, Emergent BioSolutions Inc. announced its plan to separate into two independent publicly-traded companies, one a biotechnology company focused on novel oncology (cancer) and hematology (blood disease) therapeutics to meaningfully improve patients’ lives and the other a global specialty life sciences company focused on providing specialty products for civilian and military populations that address intentional and naturally emerging public health threats. To accomplish this separation, Emergent created a new company, Aptevo Therapeutics Inc., to be the parent company for the biosciences business focused on novel oncology and hematology therapeutics. Aptevo Therapeutics Inc. was incorporated in Delaware in February 2016 and is currently a wholly-owned subsidiary of Emergent. To effect the separation, Emergent will make a pro rata distribution of Aptevo Therapeutics Inc. common stock to Emergent’s stockholders. See “The Separation and Distribution” section of this information statement for additional details on these conditions. After the distribution, Aptevo will operate as an independent, publicly-traded company.

Aptevo will consist of certain assets currently in Emergent’s biosciences business, including commercial products and development programs, and the ADAPTIR platform technology. Emergent will retain the biodefense marketed products and development programs, platform technologies, including the hyperimmune specialty plasma product manufacturing platform, and manufacturing infrastructure, including the contract fill/finish business. Certain historical operations that were included by Emergent in its biosciences segment have been reallocated to Emergent’s continuing operations, and as a result these financial statements differ from Emergent’s historically reportable biosciences segment. Effective January 1, 2016, Emergent changed its segment presentation to reflect this new structure and recast its biosciences segment reporting for the newly named “Aptevo segment”.

Aptevo’s historical combined financial statements have been prepared on a standalone basis and are derived from Emergent’s consolidated financial statements and accounting records. The combined financial statements reflect Aptevo’s financial position, results of operations, and cash flows as its business was operated as part of Emergent prior to the distribution, in conformity with U.S. generally accepted accounting principles.

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Emergent corporate level but which are specifically identifiable or allocable to Aptevo. Cash and cash equivalents held by Emergent were not allocated to Aptevo unless the cash was held by an entity that will be transferred to Aptevo in the distribution. All Aptevo intracompany transactions and accounts have been eliminated. All intercompany transactions between Aptevo and Emergent are considered to be effectively settled in the combined financial statements at the time the transaction was recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as net investment from Emergent.

The historical financial statements do not necessarily include all of the expenses that would have been incurred had Aptevo been a separate, standalone entity and may not necessarily reflect Aptevo’s results of operations, financial position and cash flows had Aptevo been a standalone company during the periods presented. Aptevo’s combined financial statements include an allocation of expenses related to certain Emergent corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to Aptevo based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of expenses, headcount, square footage, or other measures. Aptevo considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had Aptevo operated as an independent, publicly-traded company for the periods presented.

Aptevo’s investigational stage products MOR209/ES414, ES210, ES425 and otlertuzumab are built on our novel ADAPTIRTM (modular protein technology) platform, which is designed to expand on the utility and effectiveness of therapeutic antibodies. The technology can produce monospecific and multispecific, for example, bispecific therapeutic molecules, which may have structural advantages over monoclonal antibodies (identical antibodies from clones or copies of a unique parent cell that bind to the same target in the same way). The mechanisms of action for MOR209/ES414, ES210, ES425 and otlertuzumab include redirected T-cell cytotoxicity, or RTCC, and targeted cytokine delivery. The structural differences of ADAPTIR molecules over monoclonal antibodies allow for the development of other ADAPTIR immunotherapeutics that engage disease targets in a unique manner and produce a unique signaling response. We are skilled at product candidate generation, validation and subsequent clinical development using the ADAPTIR platform. We have the ability to progress ADAPTIR molecules from concept to marketed product by way of our protein engineering, pre-clinical development and process development capabilities and cGMP manufacturing oversight. We also have the ability to launch, market and commercialize these product candidates upon approval.

Aptevo’s marketed products are:

•	WinRho® SDF [Rho(D) Immune Globulin Intravenous (Human)], for treatment of autoimmune platelet disorder, also called immune thrombocytopenic purpura, or ITP, and, separately, for the treatment of hemolytic disease of the newborn, or HDN;

•	HepaGam B® [Hepatitis B Immune Globulin Intravenous (Human)], for prevention of hepatitis-B recurrence following liver transplantation in HBsAg-positive liver transplant patients, and for treatment following exposure to hepatitis-B;

•	VARIZIG® [Varicella Zoster Immune Globulin (Human)], for treatment following exposure to varicella zoster virus, which causes chickenpox, in high-risk individuals; and

•	IXINITY® [coagulation factor IX (recombinant)], indicated in adults and children 12 years of age and older with hemophilia B for control and prevention of bleeding episodes, and management of bleeding during operations.

Aptevo’s investigational stage product candidates include:

•	MOR209/ES414, a bispecific immunotherapeutic ADAPTIR protein, currently in Phase 1, targeting prostate specific membrane antigen, or PSMA, an enzyme that is expressed on the surface of prostate cancer cells. It is being developed under our collaboration with MorphoSys AG for metastatic castration-resistant prostate cancer, which is advanced prostate cancer that has spread to other organs and no longer responds to hormone blocking therapies;

•	ES210, a bispecific ADAPTIR protein therapeutic that is currently in pre-clinical development for inflammatory bowel disease and other autoimmune and inflammatory diseases;

•	otlertuzumab, a monospecific ADAPTIR protein therapeutic that is currently in Phase 2 clinical development for chronic lymphocytic leukemia, or CLL;

•	5E3 mAb, a monoclonal antibody therapeutic that is currently in pre-clinical development for Alzheimer’s disease;

•	ES425, a bispecific immunotherapeutic ADAPTIR protein that targets ROR1 (receptor tyrosine kinase-like orphan receptor 1, a protein expressed on solid tumors, leukemias, and lymphomas), which is currently in pre-clinical development for a variety of hematologic malignancies and solid tumors; and

•	Other protein therapeutic product candidates primarily targeting immuno-oncology.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

On an ongoing basis, we evaluate our estimates and judgments, including those related to revenues, accrued expenses, income taxes, stock-based compensation, inventory, intangible assets, in-process research and development and goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Aptevo recognizes revenues if four basic criteria have been met (1) there is persuasive evidence of an arrangement, (2) delivery has occurred or services have been rendered, (3) the fee is fixed or determinable and (4) collectability is reasonably assured.

Aptevo markets and sells its products through commercial wholesalers (direct customers) who purchase the products at a price referred to as the wholesale acquisition cost (“WAC”). Additionally, Aptevo may enter into separate agreements with indirect customers to acquire its products for a contracted price that is less than the product’s WAC. The indirect customers, such as group-purchasing organizations, physician practice-management groups and hospitals, continue to purchase Aptevo’s products from the wholesalers, but at their respective contractual prices. Per its wholesaler agreements, Aptevo guarantees to credit the wholesaler for the difference between the WAC and the indirect customers’ contracted price. This credit is referred to as a chargeback and revenues from product sales are recorded net of estimated chargebacks. Adjustments to the chargeback provisions are made periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results.

All revenues from product sales are also recorded net of applicable allowances for sales and government rebates, special promotional programs, and discounts. These allowances are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels, contract terms, and actual discounts offered. In arriving at these estimates, Aptevo further utilizes information received from third parties including market data, inventory reports from major wholesalers, historical information and analysis. These estimates are subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates and reflect other limitations.

Aptevo defers the recognition of revenue from the sales of new product introductions until the commercial wholesalers resell the product through to healthcare providers. This is due to the inherent uncertainties in estimating normal wholesaler inventory levels of new products in addition to Aptevo provided extended payment terms and expanded return rights that allow the wholesalers to return the product. Once Aptevo gains enough historical experience to reasonably estimate ultimate product sales, revenue from sales are no longer deferred. As of March 31, 2016, Aptevo had $1.8 million of deferred revenue for sales related to the IXINITY product introduction.

Revenue generating collaborative research and development agreements may contain one or more provisions including licensing, research services and milestone deliverables. Aptevo analyzes its multiple element revenue generating arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting. An item can generally be considered a separate unit of accounting if both of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis and (2) if the arrangement includes a general right of return and delivery, the performance of the undelivered item(s) is considered probable and substantially in the control of Aptevo. Items that cannot be divided into separate units are consolidated with other units of accounting, as appropriate. Consideration to be received is allocated among the separate units based on each unit’s relative selling price and is then recognized when the appropriate revenue recognition criteria are met. Aptevo deems services to be rendered if no continuing obligation exists on the part of Aptevo.

Revenue associated with non-refundable upfront license fees that can be treated as a single unit of accounting are recognized when all ongoing obligations have been delivered. Revenue associated with non-refundable upfront license fees under arrangements where the license fees and research and development activities cannot be accounted for as separate units of accounting are deferred and recognized as revenue either on a straight-line basis over Aptevo’s continued involvement in the research and development process or based on the proportional performance of Aptevo’s expected future obligations under the contract.

Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (1) the milestone is non-refundable, (2) achievement of the milestone was not reasonably assured at the inception of the arrangement, (3) substantive effort is involved to achieve the milestone and (4) the amount of the milestone payment appears reasonable in relation to the effort expended. If not deemed substantive, Aptevo recognizes such milestone as revenue on a straight-line basis over the remaining expected term of continued involvement in the research and development process. Payments received in advance of revenue recognized are recorded as deferred revenue.

Mergers and Acquisitions

In a business combination, the acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded as of the date of the merger or acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can reasonably be estimated. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, Aptevo may be required to value assets at fair value measures that do not reflect Aptevo’s intended use of those assets. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in Aptevo’s combined financial statements after the date of the merger or acquisition.

The fair values of intangible assets are determined utilizing information available near the merger or acquisition date based on expectations and assumptions that are deemed reasonable by management. Given the considerable judgment involved in determining fair values, Aptevo typically obtains assistance from third-party valuation specialists for significant items. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed in a business combination, as well as asset lives, can materially affect Aptevo’s results of operations.

The fair values of identifiable intangible assets related to currently marketed products and product rights are primarily determined by using an “income approach” through which fair value is estimated based on each asset’s discounted projected net cash flows. Aptevo’s estimates of net cash flows consider historical and projected pricing, margins and expense levels, the performance of competing products where applicable, relevant industry and therapeutic area growth drivers and factors, current and expected trends in technology and product life cycles, the time and investment that will be required to develop products and technologies, the ability to obtain marketing and regulatory approvals, the ability to manufacture and commercialize the products, the extent and timing of potential new product introductions by Aptevo’s competitors, and the life of each asset’s underlying patent, if any. The net cash flows are then probability-adjusted where appropriate to consider the uncertainties associated with the underlying assumptions, as well as the risk profile of the net cash flows utilized in the valuation. The probability-adjusted future net cash flows of each product are then discounted to present value utilizing an appropriate discount rate.

The fair values of identifiable intangible assets related to in-process research and development (“IPR&D”) are determined using an income approach, through which fair value is estimated based on each asset’s probability-adjusted future net cash flows, which reflect the different stages of development of each product and the associated probability of successful completion. The net cash flows are then discounted to present value using an appropriate discount rate. Amounts allocated to acquired IPR&D are capitalized and accounted for as indefinite-lived intangible assets. Upon successful completion of each project, Aptevo will make a separate determination as to the then useful life of the asset and begin amortization.

Provision for Chargebacks

We record sales for our products primarily net of provisions for chargebacks, administration fees, rebates and other adjustments. These provisions are primarily estimated based on historical experience, future expectations, contractual arrangements with wholesalers and indirect customers, and other factors known to management at the time of accrual. Provisions for chargebacks, administration fees, rebates and other adjustments require varying degrees of subjectivity. While rebates generally are based on contractual terms and require minimal estimation, chargebacks require management to make more subjective assumptions.

The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. We sell our products directly primarily to large commercial wholesale distributors. We also sell our products indirectly to group-purchasing organizations, physician practice-management groups and hospitals, collectively referred to as “indirect customers.” We enter into agreements with our indirect customers to establish pricing for certain of our products. The indirect customers then independently select a wholesaler from which to purchase the products. If the price paid by the indirect customers is lower than the price paid by the wholesaler, we will provide a credit, called a chargeback, to the wholesaler for the difference between the contractual price with the indirect customers and the wholesaler purchase price. The provision for chargebacks is based on expected sell-through levels by our wholesale customers to the indirect customers and estimated wholesaler inventory levels.

As sales to large wholesale customers fluctuate the reserve for chargebacks will also generally fluctuate in the same direction. However, the degree of the fluctuation depends on product mix and the amount of sales made to indirect customers with which we have specific chargeback agreements.

On a quarterly basis, management reviews actual payments for provisions, wholesaler and distributor sales to our indirect customers, inventory balances at the wholesalers and distributors, as well as any known market factors that may impact our estimate, and we make adjustments when we believe that actual expected chargebacks may differ from the actual chargeback reserve.

Financial Operations Overview

Revenues

Revenues consist primarily of product sales of our marketed products and collaboration revenues from our collaborative partners, generally in the form of upfront or milestone payments.

Cost of Product Sales

The primary expense that we incur to deliver our marketed products to our customers is manufacturing costs consisting of fixed and variable costs. Variable manufacturing costs consist primarily of costs for materials and personnel-related expenses for direct and indirect manufacturing support staff, contract manufacturing and filling operations, and sales-based royalties. Fixed manufacturing costs include facilities, utilities and amortization of intangible assets. We determine the cost of product sales for products sold during a reporting period based on the average manufacturing cost per unit in the period those units were manufactured.

Research and Development Expenses

We expense research and development costs as incurred. Our research and development expenses consist primarily of:

•	personnel-related expenses;

•	fees to professional service providers for, among other things, analytical testing, independent monitoring or other administration of our clinical trials and obtaining and evaluating data from our clinical trials and non-clinical studies;

•	costs of contract manufacturing services for clinical trial material; and

•	costs of materials used in clinical trials and research and development.

We expect our research and development spending will be dependent upon such factors as the results from our clinical trials, the availability of reimbursement of research and development spending, the number of product candidates under development, the size, structure and duration of any clinical programs that we may initiate, and the costs associated with manufacturing our product candidates on a large-scale basis for later stage clinical trials. These research and development costs may be partially offset by cost-sharing arrangements with collaborative partners, such as our collaboration with MorphoSys AG.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related costs and professional fees in support of our executive, sales and marketing, business development, finance, accounting, information technology, legal and human resource functions. Other costs include facility costs not otherwise included in cost of product sales or research and development expense.

Collaboration with MorphoSys AG

In August 2014, Aptevo entered into a collaboration agreement, or MorphoSys Agreement, with MorphoSys AG for the joint worldwide development and commercialization of MOR209/ES414, a targeted immunotherapeutic protein, which activates host T-cell immunity specifically against cancer cells expressing prostate specific membrane antigen, an antigen commonly overexpressed on prostate cancer cells. MOR209/ES414 was constructed using Aptevo’s proprietary ADAPTIR platform technology.

In accordance with the initial terms of the MorphoSys Agreement, Aptevo received a nonrefundable $20.0 million upfront payment and could have received up to $163.0 million in additional contingent payments, comprised of up to $80.0 million and up to $83.0 million, respectively, due upon the achievement of specified development and regulatory milestones. MorphoSys and Aptevo agreed to jointly fund further development of MOR209/ES414, with Aptevo responsible for 36% of the total development costs and MorphoSys responsible for the remainder, with Aptevo’s funding requirement capped at $186.0 million. Aptevo’s development effort includes the performance of non-clinical, clinical, manufacturing and regulatory activities. Aptevo retains commercialization rights in the U.S. and Canada, with a tiered royalty obligation to MorphoSys, ranging from mid-single digit up to 20% of sales. MorphoSys has worldwide commercialization rights excluding the U.S. and Canada, with a low single digit royalty obligation to Aptevo.

In December 2015, after a joint review of data from the ongoing Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, Aptevo and MorphoSys decided to adjust the dosing regimen and administration of MOR209/ES414. Patients receiving weekly doses of MOR209/ES414 developed antibodies against the drug; this is called anti-drug antibodies, or ADA. ADA developed in most patients including those receiving the maximum tolerated dose of drug which could be given safely on a weekly basis. These antibodies bind to the drug and reduce the concentration of active MOR209/ES414 in the blood and thus could potentially reduce its efficacy. However, we observed no safety issues related to the development of ADA. The cause of these antibodies is unclear but could be due to the weekly administration of the drug. Hence, the protocol has been amended to continuous intravenous infusion as a way to administer higher levels of drug and prevent the development of ADA. We plan to continue the current clinical trial under an amended protocol with recruitment expected to start around mid-2016. As a result of the required dosing regimen change and the impact to the overall development timeline and technical risk, our co-development agreement with MorphoSys was restructured. In December 2015, Aptevo and MorphoSys amended the collaboration agreement to (1) decrease the additional contingent payments due Aptevo upon the achievement of specified development and regulatory milestones of up to $32.5 million and up to $41.5 million, respectively, (2) change the total funding requirement cap for Aptevo to up to approximately $250.0 million and (3) change the jointly funded development cost allocation to the following:

•	2016: Aptevo is responsible for 75%; MorphoSys responsible for 25%

•	2017-2018: Aptevo is responsible for 49%; MorphoSys responsible for 51%

•	2019 and beyond: Aptevo is responsible for 36%; MorphoSys responsible for 64%

In addition, the termination provisions under the MorphoSys collaboration agreement were amended to give MorphoSys a one-time right to terminate the collaboration agreement, without notice, at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the Phase 1 trial.

Aptevo evaluated the MorphoSys Agreement and determined that it was a revenue arrangement with multiple deliverables or performance obligations. Aptevo determined there were two units of accounting under the MorphoSys Agreement: (1) the delivered license to further develop and commercialize MOR209/ES414 and (2) undelivered items related to development services. Aptevo determined that the license had standalone value as the drug candidate has been (1) developed and is currently Phase 1 clinical trial ready, (2) MorphoSys possesses the knowledge, technology, skills, experience and infrastructure necessary to complete all further development of the drug through commercialization, and (3) MorphoSys has the right to further sublicense the product. Aptevo allocated the $20.0 million upfront payment to the two units of accounting using the relative selling price method. Aptevo determined the estimated selling price for the license using the income approach and an appropriate discount rate. The estimated selling price includes unobservable inputs (Level 3), such as estimates of revenues and operating margins; the time and resources needed to complete the development and approval of the product candidate; and the risk related to the viability of and potential for alternative treatments. Aptevo determined the estimated selling price of the development services unit of accounting based on the estimated number of full-time equivalent personnel at the contractual rate as defined in the MorphoSys Agreement, whose rates and terms approximate those of other Emergent or Aptevo service related contracts and those observed generally through other collaboration negotiations. The allocation resulted in $15.3 million of the $20.0 million upfront payment being allocated to the license and $4.7 million being allocated to the development services. Aptevo determined the license fee unit of accounting was delivered and completed on the date the MorphoSys Agreement was executed and thus recognized $15.3 million of license revenue in August 2014. Revenue related to the development services is recognized as the services are performed with $0.7 million and $0.2 million, respectively, recognized in the years ended December 31, 2015 and 2014. The current estimated service period for the undelivered development services under the MorphoSys Agreement is through 2023.

Further, Aptevo determined that contingent payments for the achievement of the development and regulatory milestones are substantive milestones and will be accounted for as revenue in the period in which the milestones are achieved. Aptevo received a $5.0 million milestone payment from MorphoSys reflecting the initiation of a Phase I clinical study to evaluate the safety, tolerability, and clinical activity of MOR209/ES414 in patients with metastatic castration-resistant prostate cancer. Aptevo recognized this substantive milestone achievement payment as collaborations revenue during the year ended December 31, 2015.

IXINITY

In the acquisition of Cangene Corporation, or Cangene, in February 2014, Aptevo acquired the IXINITY product candidate, an IPR&D intangible asset. As part of the purchase price allocation, Aptevo’s management determined that the estimated acquisition date fair value related to the IXINITY IPR&D asset was $8.3 million. The estimated fair value was determined using the income approach, which discounts probability-adjusted future net cash flows to present value. The projected cash flows used in determining the fair value of IXINITY were based on key assumptions, including: estimates of revenues and operating profits considering its stage of development on the acquisition date, the time and resources needed to complete the development and approval of the product candidate, the life of the potential commercialized product and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining marketing approval from the FDA and other regulatory agencies, and risks related to the viability of and potential alternative treatments in any future target markets.

Amounts allocated to acquired IPR&D are capitalized and accounted for as indefinite-lived intangible assets. Upon successful completion of each project, Aptevo made a separate determination as to the then useful life of the asset and begin amortization. In April 2015, the Food and Drug Administration, or FDA, approved IXINITY for the treatment of Hemophilia B in adults and children. As a result, the $8.3 million IXINITY IPR&D asset was reclassified as a definite-live intangible asset and is being amortized over 10 years. Since April 2015, we have incurred approximately $8 million in research and development expense related to IXINITY, primarily for clinical trial activities (approximately $3 million) and development and qualification activities (approximately $5 million). The clinical trial activities are associated with: (1) obtaining licensure of IXINITY for pediatric use (children under the age of 12); and (2) continued treatment of clinical subjects as part of a post-licensure extension clinical study required by the FDA. The development and qualification expenses are primarily associated with: (1) ongoing non-clinical process development studies related to the optimization of the manufacturing of drug substance (2); continuation of pre-licensure stability study commitments; (3) developing fill/finish capabilities at Emergent’s Baltimore, MD fill/finish contract manufacturing facility.

CMC ICOS Biologics, Inc., or CMC, is the exclusive manufacturer of bulk drug substance for our IXINITY product. During 2015, we ordered nine manufacturing lots of bulk drug substance from CMC and only one of those lots was successfully manufactured and released in 2015. We continue to work with CMC to resolve the manufacturing delays, although to date in 2016 no lots of bulk drug substance have been successfully manufactured and released. Additionally, Patheon UK Limited, through an affiliate, is currently the sole source fill-finish service manufacturer for our IXINITY product. The release of drug product by Patheon may be impacted by several factors, including Patheon requiring approval from its affiliate’s foreign regulatory authority of recent changes to its facility. If current efforts to proceed with the manufacturing and release of bulk drug substance and filled product are not successful, the resulting lack of supply of bulk drug substance or filled product could lead to a projected supply shortage of IXINITY requiring notification to the FDA. This inability to supply IXINITY would adversely affect its sales, market position and viability.

Results of Operations

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

Revenue

Product Sales:

Product sales revenue increased by $1.6 million, or 25%, to $7.9 million for the three months ended March 31, 2016 from $6.3 million for the three months ended March 31, 2015. This increase was primarily related to IXINITY sales of $1.7 million for the three months ended March 31, 2016 following IXINITY’s FDA approval in the second quarter of 2015. As of March 31, 2016, an additional $1.8 million of IXINITY product sales revenue has been deferred and recorded as deferred revenue on the combined balance sheet until such time as we can reasonably estimate chargebacks and other allowances related to this new product from certain commercial wholesalers.

Collaborations:

Collaborations revenue decreased by $5.2 million, or 98%, to $0.1 million for the three months ended March 31, 2016 from $5.3 million for the three months ended March 31, 2015. The decrease in collaboration revenue was from our collaboration with MorphoSys, primarily related to recognition of a $5.0 million development milestone achievement and payment for the three months ended March 31, 2015.

Cost of Product Sales

Cost of product sales decreased by $0.2 million, or 5%, to $3.5 million for the three months ended March 31, 2016 from $3.7 million for the three months ended March 31, 2015. The decrease in cost of product sales was primarily due to lower HepaGam cost of sales partially offset by the commencement of IXINITY product sales in the second quarter of 2015 after FDA approval.

Research and Development Expense

Research and development expenses decreased by $1.0 million, or 11%, to $8.1 million for the three months ended March 31, 2016 from $9.1 million for the three months ended March 31, 2015. Our principal research and development expenses by program for the three months ended March 31, 2016 and 2015 are shown in the following table:

	Three Months Ended March 31,
(in thousands)	2016	2015	Change
MOR209/ES414	$1,810	$423	$1,387
IXINITY	2,225	5,357	(3,132)
ES425	2,038	477	1,561
otlertuzumab	521	1,141	(620)
ES210	118	432	(314)
5E3	360	560	(200)
Other ADAPTIR related programs	898	651	247
Other	131	60	71

Total	$8,101	$9,101	$(1,000)

The increase in expense for our MOR209/ES414 product candidate was primarily due to the timing of reimbursable development activities coupled with a reduction in reimbursement funding under our collaboration agreement with MorphoSys. The decrease in expense for our IXINITY product candidate (which was approved by the FDA in April 2015) was primarily due to a $3.2 million decrease in manufacturing process development activities. The increase in ES425 was primarily due to lead construct selection and characterization studies. The decrease in expense for our otlertuzumab product candidate was primarily related to the timing of clinical trial activities. The decrease in ES210 was primarily due to process development along with clinical and non-clinical strategy activities. The decrease in expense for 5E3 was primarily due to early stage non-clinical activities. The increase in expense for Other ADAPTIR related programs was primarily due to characterization studies and non-clinical activities. The expenses for our Other activities were primarily due to centralized research and development activities not otherwise attributable to specific product candidates or programs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $0.5 million, or 5%, to $9.4 million for 2016 from $9.9 million for 2015. This decrease was primarily due to lower costs associated with IXINITY prelaunch selling and marketing costs in 2015 partially offset by increased costs associated with Aptevo infrastructure activities in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Our total revenues by major product and geographic area are as follows:

	Year Ended December 31,
(in thousands)	2015	2014
WinRho	$14,218	$17,192
HepaGam	10,345	10,450
Other product sales	3,384	2,395

Total product sales	27,947	30,037
Collaborations	5,654	15,594

	$33,601	$45,631

	Year Ended December 31,
(in thousands)	2015	2014
United States	$21,338	$30,386
Canada	8,569	7,794
Rest of the world	3,694	7,451

	$33,601	$45,631

Revenues from our significant customers or collaboration partners as a percentage of total revenues are as follows:

	Year Ended December 31,
	2015	2014
Product Sales:
Canadian Blood Services	20%	13%
Cardinal Health	14%	8%
ASD Healthcare	10%	4%

Collaborations:
MorphoSys	17%	34%

Product Sales:

Product sales revenue decreased by $2.1 million, or 7%, to $27.9 million for 2015 from $30.0 million for 2014. This decrease was primarily related to a decrease in non-U.S. sales of WinRho.

Product sales of IXINITY commenced in the second quarter of 2015 following FDA approval. As of December 31, 2015, $3.3 million of IXINITY product sales revenue has been deferred and recorded as deferred revenue on the combined balance sheet until such time as we can reasonably estimate chargebacks and other allowances related to this new product.

Collaborations:

Collaborations revenue decreased by $9.9 million, or 63%, to $5.7 million for 2015 from $15.6 million for 2014. The decrease in collaboration revenue was from our collaboration with MorphoSys, primarily related to recognition of $15.3 million in revenue in 2014 related to an upfront license fee payment as compared to the achievement and recognition of a $5.0 million research and development milestone payment in 2015.

Cost of Product Sales

Cost of product sales increased by $0.6 million, or 4%, to $16.9 million for 2015 from $16.3 million for 2014. The increase in cost of product sales was primarily due to commencement of IXINITY product sales in the second quarter of 2015 after FDA approval. This increase was partially offset by the decrease in WinRho non-US sales in 2015.

Research and Development Expense

Research and development expenses decreased by $11.9 million, or 26%, to $34.7 million for 2015 from $46.6 million for 2014. Our principal research and development expenses by program for 2015 and 2014 are shown in the following table:

	Year ended December 31,
(in thousands)	2015	2014	Change
MOR209/ES414	$5,765	$11,914	$(6,149)
IXINITY	14,622	17,456	(2,834)
otlertuzumab	4,851	8,714	(3,863)
ES425	1,671	—	1,671
ES210	1,895	3,286	(1,391)
5E3	2,666	1,838	828
Other ADAPTIR related programs	2,734	2,284	450
Other	522	1,097	(575)

Total	$34,726	$46,589	$(11,863)

The decrease in expense for our MOR209/ES414 product candidate was primarily due to the timing of manufacture of clinical material to support clinical trial activities ($0.1 million in 2015 versus $2.4 million in 2014) along with increased reimbursement from MorphoSys for development activities under our collaboration agreement, which was executed in August 2014. The decrease in expense for our IXINITY product candidate (which was approved by the FDA in April 2015) was primarily due to a $2.0 million decrease in expense for manufacturing process development activities along with a decrease in clinical trial activities, partially offset by an increase in fill/finish process development and qualification activities. The decrease in expense for our otlertuzumab product candidate was primarily related to the timing of clinical trial activities. The spending for ES425 was for lead construct selection and characterization studies. The decrease in ES210 was primarily due to process development along with clinical and non-clinical strategy activities. The increase in expense for 5E3 was primarily due to early stage non-clinical activities. The increase in expense for Other ADAPTIR related programs was primarily due to characterization studies and non-clinical activities. The decrease in expense for our Other activities was primarily due to centralized research and development activities not otherwise attributable to specific product candidates or programs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $8.7 million, or 25%, to $43.0 million for 2015 from $34.3 million for 2014. This increase was primarily due to an increase in selling costs of $5.0 million associated with a full year in 2015 of the operations acquired through the acquisition of Cangene in February 2014, including product launch costs for IXINITY in 2015, and an increase in general and administrative expense of $3.8 million, due primarily to an increase in our provision for uncollectable accounts in 2015.

Other (Expense) Income, net

Other expense, net was $0.2 million for both 2015 and 2014. The amount is primarily from foreign exchange losses associated with the timing of receipt of a VAT receivable in Germany.

Income Taxes

Benefit from income taxes increased by $1.4 million, or 233%, to $2.0 million for 2015 from $0.6 million for 2014. The increase in the benefit was primarily due to increased Canadian scientific research and experimental development tax credits.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Product Sales:

Product sales revenue was $30.0 million for 2014 due to the products acquired from Cangene in February 2014. There were no product sales in 2013.

Collaborations:

Collaborations revenue increased by $15.4 million to $15.6 million for 2014 from $0.2 million for 2013. The increase was primarily related to recognition of $15.3 million in upfront license fee revenue in 2014 from MorphoSys.

Cost of Product Sales

Cost of product sales was $16.3 million for 2014 due to the products acquired from Cangene in February 2014. There were no product sales in 2013.

Research and Development Expense

Research and development expenses increased by $8.5 million, or 22%, to $46.6 million for 2014 from $38.1 million for 2013. Our principal research and development expenses by program for 2014 and 2013 are shown in the following table:

	Year ended December 31,
(in thousands)	2014	2013	Change
MOR209/ES414	$11,914	$7,625	$4,289
IXINITY	17,456	—	17,456
otlertuzumab	8,714	26,744	(18,030)
ES210	3,286	3,115	171
5E3	1,838	—	1,838
Other ADAPTIR related programs	2,284	152	2,132
Other	1,097	438	659

Total	$46,589	$38,074	$8,515

The increase in expense for our MOR209/ES414 product candidate was primarily due to the timing of manufacture of clinical material to support clinical trial activities ($2.4 million in 2014 versus $0.2 million in 2013). The expense for our IXINITY product candidate, acquired from Cangene in February 2014, was primarily for clinical trial and manufacturing process development activities. The decrease in expense for our otlertuzumab (formerly TRU-016) product candidate was primarily related to the timing of clinical trial activities. The increase in expense for ES210 was primarily for process development along with clinical and non-clinical strategy activities. The expense for 5E3, was primarily due to early stage non-clinical activities. The increase in expense for Other ADAPTIR related programs was primarily due to characterization studies and non-clinical activities. The increase in expense for our Other activities was primarily due to centralized research and development activities not otherwise attributable to product candidates or programs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $18.8 million, or 121%, to $34.3 million for 2014 from $15.5 million for 2013. The increase in selling general and administrative expenses was primarily due to ongoing post-acquisition selling, general and administrative costs of $14.7 million associated with the operations of Cangene, acquired in February 2014, including selling and marketing costs for Aptevo’s products.

Other (Expense) Income, net

Other expense, net was $0.2 million for 2014, an increase of $0.2 million from 2013. The increase was primarily due to foreign exchange losses associated with the timing of receipt of a VAT receivable in Germany.

Liquidity and Capital Resources

Sources of Liquidity

At the closing of the spin-off of Aptevo from Emergent, Emergent will provide Aptevo, from its cash reserves on hand, cash of approximately $45 million, along with a commitment in the form of a promissory note to provide another $20 million within six to 12 months after the separation. We expect this initial cash funding will support Aptevo’s operations for at least 12 months after the completion of the spin-off, based on current operating plans and financial forecasts. Prior to the spin-off, the development-based biosciences business of Emergent was funded entirely by Emergent. In addition, to enhance long-term financial flexibility, Aptevo is evaluating entering into a credit facility or other debt financing arrangement for up to $40 million with one or more financial institutions that would be entered into in connection with the completion of the spin-off.

Capital Requirements

Aptevo expects to incur losses from operations for the foreseeable future primarily due to research and development expenses, including expenses related to conducting clinical trials. Aptevo’s future capital requirements will depend on a number of factors, including:

•	the level, timing and cost of product sales;

•	the collection of accounts receivable from customers;

•	the extent to which we invest in products or technologies;

•	capital improvements to new or existing facilities;

•	the payment obligations under any future indebtedness;

•	the scope, progress, results and costs of our development activities;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs associated with the separation from Emergent and costs associated with performance under agreements to be entered into with Emergent; and

•	the costs associated with replicating or outsourcing from other providers certain facilities, systems, operational and administrative infrastructure, including information technology infrastructure and personnel, to which we will no longer have access after our separation from Emergent.

Cash Flows

The following table provides information regarding our cash flows for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2016	2015	2015	2014	2013
Net cash provided by (used in):
Operating activities	$(14,113)	$(15,919)	$(48,760)	$(47,007)	$(51,392)
Investing activities	(1,071)	(141)	(1,527)	(48,800)	(1,021)
Financing activities	13,619	14,383	51,331	99,400	52,413

Net decrease and increase in cash and cash equivalents	$(1,565)	$(1,677)	$1,044	$3,593	$—

Net cash used in operating activities of $14.1 million for the three months ended March 31, 2016 was primarily due to our net loss of $12.9 million along with an increase of $3.1 million in prepaid expenses and other assets related to IXINITY manufacturing activities, partially offset by a decrease in accounts receivable of $3.0 million due to the timing of collections for product sales. Net cash used in operating activities of $15.9 million for the three months ended March 31, 2015 was primarily due to our net loss of $11.0 million and a decrease in accrued payroll of $2.5 million related to payment of annual bonuses during the period.

Net cash used in operating activities of $48.8 million in 2015 was primarily due to our net loss of $59.3 million and an increase in inventory of $2.7 million due to the timing of sales of IXINITY, partially offset by a decrease in accounts receivable of $3.9 million due to the timing of collection of WinRho receivables, an increase in deferred revenue of $2.6 million due primarily to the timing of revenue recognition for IXINITY, along with a non-cash charge of $3.5 million as a provision for uncollectible accounts.

Net cash used in operating activities of $47.0 million in 2014 was primarily due to our net loss of $51.1 million and an increase in accounts receivable of $6.1 million due to the timing of collection of product sales receivables, partially offset by a decrease in inventory of $5.0 million due to the acquisition of Cangene and an increase in deferred revenue of $4.5 million due the timing of revenue recognition for our MorphoSys collaboration.

Net cash used in operating activities of $51.4 million in 2013 was primarily due to our net loss of $53.4 million.

Net cash used in investing activities for the periods presented was primarily due to the purchases of property, plant and equipment, and, in 2014, the $47.8 million acquisition of the Aptevo related portion of Cangene.

Net cash provided by financing activities for the periods presented was principally due to the net investment from Emergent to support the operations of Aptevo.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2015:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	More than 5 years
Contractual obligations:
Operating lease obligations	$7,029	$1,672	$3,203	$2,154	$—

Total contractual obligations	$7,029	$1,672	$3,203	$2,154	$—

MANAGEMENT

Executive Officers Following the Separation

While some of Aptevo’s executive officers are currently officers and employees of Emergent, upon the separation, none of these individuals will continue to be employees or executive officers of Emergent. The following table sets forth information regarding individuals who are expected to serve as Aptevo’s executive officers, including their positions after the separation. One of Aptevo’s executive officers will also hold a position as a member of Aptevo’s board of directors. For more information see “Board of Directors Following the Separation” below.

Name	Age	Title
Marvin L. White	54	Director and Chief Executive Officer
Jeffrey G. Lamothe	50	Senior Vice President and Chief Financial Officer
Scott C. Stromatt, M.D.	58	Chief Medical Officer and Senior Vice President, Clinical Development & Medical Affairs

Marvin L. White will be the Chief Executive Officer of Aptevo and will serve on Aptevo’s board of directors. Mr. White served as a director of Emergent from June 2010, until his resignation from the Emergent board of directors in May 2016. Mr. White has also served as a consultant to Emergent since November 2015, under a consulting agreement with Emergent, which is discussed under “Compensation Discussion and Analysis—Marvin White Compensation.” Since April 2014, Mr. White has served as president and chief executive officer of The MLW Advisory Group, LLC, a management advisory company targeting the needs of healthcare and related companies. From 2008 to March 2014, Mr. White served as system vice president and chief financial officer of St. Vincent Health, and was responsible for finance, materials management, accounting, patient financial services and managed care for all 19 hospitals and 36 joint ventures. Prior to joining St. Vincent Health in 2008, Mr. White was executive director and chief financial officer of LillyUSA, a subsidiary of Eli Lilly and Company, where he also held leadership positions in Corporate Finance and Investment Banking in the Corporate Strategy Group. He serves on the boards of CoLucid Pharmaceuticals, Inc., a public pharmaceutical company, WP Glimcher Inc., a public retail real estate investment trust, and OneAmerica Financial Insurance Partners, Inc., a private insurance and financial services company. We believe Mr. White’s service as our Chief Executive Officer and his prior financial experience and service on other boards make him strongly qualified to serve on our board of directors.

Jeffrey G. Lamothe will be the Senior Vice President and Chief Financial Officer of Aptevo. He currently serves as Emergent’s Vice President Finance, Biosciences Division. Mr. Lamothe assumed this role in February 2014 when Emergent concluded the acquisition of Cangene Corporation, where he was Chief Financial Officer. Mr. Lamothe assumed the role of Chief Financial Officer of Cangene in August 2012. Prior to that, Mr. Lamothe was the Chief Financial Officer for Smith Carter Architects and Engineers Incorporated, a position which he held from January 2010 until July 2012. He also previously served as President and Chief Executive Officer of Kitchen Craft Cabinetry after occupying the position of VP Finance and Chief Financial Officer with that organization. Mr. Lamothe’s other past experience includes serving as Chief Financial Officer for Motor Coach Industries and he has held various roles at James Richardson & Sons, Limited and Ernst & Young LLP. Mr. Lamothe is a Chartered Accountant and a graduate of the University of Manitoba where he obtained a Bachelor of Commerce (honours) degree.

Scott C. Stromatt, M.D. will be the Chief Medical Officer and Senior Vice President, Clinical Development & Medical Affairs of Aptevo. He will continue the clinical development programs for the ADAPTIR molecules that he has designed and directed. Since 2008, Dr. Stromatt has served as Chief Medical Officer, Senior Vice President at Emergent and Chief Medical Officer, Senior Vice President at Trubion Pharmaceuticals Inc. From 2003 to 2008, Mr. Stromatt worked at Cell Therapeutics, Inc., where he held the positions of Executive Vice President, Clinical Development and Regulatory Affairs from 2005 to 2008, Senior Vice President, Clinical

Development and Regulatory Affairs from 2004 to 2005 and Vice President, Clinical Development from 2003 to 2004. In 2002, Dr. Stromatt worked at Northwest Biotherapeutics, Inc. as Vice President Clinical Research, Chief Medical Officer. From 2000-2002, Dr. Stromatt worked as a biotechnology analyst for Wall Street investment firm C.E. Unterberg. Dr. Stromatt received his medical degree from the University of Chicago and an MBA and Bachelor of Arts from the University of Colorado.

Board of Directors Following the Separation

The following table sets forth information with respect to those persons who are expected to serve on Aptevo’s board of directors following the completion of the separation, including Mr. White, whose biographical information is included above in the section entitled “Executive Officers Following the Separation.” The nominees will be presented to Aptevo’s sole stockholder, Emergent, for election prior to the separation. Aptevo may name and present additional nominees for election prior to the separation.

Name	Age	Title
Fuad El-Hibri	58	Chairman
Marvin L. White	54	Director, Chief Executive Officer
Daniel J. Abdun-Nabi	61	Director
Grady Grant, III	60	Director
Zsolt Harsanyi, Ph.D.	72	Director
Barbara Lopez Kunz	58	Director
John E. Niederhuber, M.D.	77	Director

At the time of the separation, Aptevo expects that its board of directors will consist of the directors set forth above. Upon completion of the separation, Aptevo’s board of directors will be divided into three classes. Each class will be as equal in number as is possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Aptevo expects to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Aptevo expects to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Aptevo expects to hold in 2019. Aptevo expects that Class I will be comprised of Mr. Harsanyi and Ms. Kunz; Class II will be comprised of Mr. Abdun-Nabi and Mr. Grant; and Class III will be comprised of Mr. El-Hibri, Dr. Niederhuber and Mr. White. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Fuad El-Hibri will be the Chairman of Aptevo’s board of directors. Mr. El-Hibri is the founder and Executive Chairman of the board of directors of Emergent. Mr. El-Hibri has served as the executive chairman of Emergent’s board of directors since April 2012. From June 2004 to March 2012, Mr. El-Hibri served as chief executive officer and chairman of Emergent’s board of directors. Mr. El-Hibri previously served as president of Emergent from March 2006 to April 2007. Mr. El-Hibri served as chief executive officer and chairman of the board of directors of BioPort Corporation, or BioPort, from May 1998 until June 2004, when, as a result of Emergent’s corporate reorganization, BioPort became a wholly-owned subsidiary of Emergent and was subsequently renamed Emergent BioDefense Operations Lansing Inc. Mr. El-Hibri is chairman of East West Resources Corporation, a venture capital and business consulting firm, a position he has held since June 1990. He served as president of East West Resources from September 1990 to January 2004. We believe Mr. El-Hibri’s qualifications to serve on our board of directors include his service on other boards as well as his prior business experience, including as Emergent’s chief executive officer and as an Emergent director.

Daniel J. Abdun-Nabi is the President and Chief Executive Officer of Emergent, a position he has held since April 2012. He has also served as a director of Emergent since May 2009. From May 2007 to March 2012,

Mr. Abdun-Nabi served as Emergent’s president and chief operating officer. Mr. Abdun-Nabi previously served as Emergent’s corporate secretary from December 2004 to January 2008, Emergent’s senior vice president, corporate affairs and general counsel from December 2004 to April 2007 and Emergent’s vice president and general counsel from May 2004 to December 2004. Mr. Abdun-Nabi served as general counsel for IGEN International, Inc., a biotechnology company, and its successor BioVeris Corporation, from September 1999 to May 2004. Prior to joining IGEN, Mr. Abdun-Nabi served as senior vice president, legal affairs, general counsel and secretary of North American Vaccine, Inc., a private vaccine company acquired by Baxter International Inc. in 2000. We believe Mr. Abdun-Nabi’s qualifications to serve on our board of directors include his extensive experience in senior management positions and his demonstrated business judgment, including his long service as a senior executive of Emergent.

Grady Grant, III is the Vice President of Medical Sales for Mead Johnson Nutrition, a public company focused on pediatric nutrition. He has held this position since December 2011, preceded by 30 years of service at Eli Lilly and Company which includes his service as Vice President of Sales Neuroscience from January 2006 to December 2011. We believe Mr. Grant’s qualifications to serve on our board of directors include his operating and senior management experience in the industry.

Zsolt Harsanyi, Ph.D. has served on the board of directors of Emergent since August 2004. Dr. Harsanyi has served as chairman of the board of N-Gene Research Laboratories, Inc., a privately-held biotechnology company, since March 2011. Prior to that, Dr. Harsanyi served as chief executive officer and chairman of the board of directors of Exponential Biotherapies Inc., a private biotechnology company, from December 2004 to February 2011. Dr. Harsanyi served as president of Porton International plc, or Porton International, a pharmaceutical and vaccine company, from January 1983 to December 2004. Dr. Harsanyi was a founder of Dynport Vaccine Company LLC in September 1996. Prior to joining Porton International, Dr. Harsanyi was vice president of corporate finance at E.F. Hutton, Inc. Previously, Dr. Harsanyi directed the first assessment of biotechnology for the U.S. Congress’ Office of Technology Assessment, served as a consultant to the President’s Commission for the Study of Ethical Problems in Medicine and Biomedical and Behavioral Research and was on the faculties of Microbiology and Genetics at Cornell Medical College. We believe Dr. Harsanyi’s qualifications to serve on our board of directors include his industry experience, including his senior executive and financial positions.

Barbara Lopez Kunz is currently the Global Chief Executive of the Drug Information Association, a private health care products company. From January 2007 to March 2013, she worked as President of Health and Life Sciences at Battelle Memorial Institute, a private nonprofit applied science and technology development company. From August 2003 to December 2007, she worked as Senior VP/GM for Thermo Fisher Scientific’s Fisher Biosciences and led the Latin America regional business from January 2000 to July 2003 at Uniqema, a private company acquired by Croda International plc in 2006. We believe that Ms. Kunz is qualified to serve on our board of directors because of her extensive leadership experience and knowledge of the industry.

John E. Niederhuber, M.D. is the founder, Executive Vice President, and Chief Executive Officer of the Inova Translational Medicine Institute, a not-for-profit genomics research institute. Dr. Niederhuber served as a director of Emergent from August 2010, until his resignation from the Emergent board of directors in May 2016. He previously served as the director of the National Cancer Institute (NCI), the National Institutes of Health from 2006 to 2010. Dr. Niederhuber joined the Inova Health System in August 2010 as Executive Vice President and CEO of the Inova Translational Medicine Institute. Dr. Niederhuber is also an adjunct professor of surgery and oncology at the Johns Hopkins University School of Medicine. He currently serves on the board of directors of PierianDX, a private genomics analytics company. Prior to joining NCI, Dr. Niederhuber was Director of the University of Wisconsin Comprehensive Cancer Center and professor of surgery and oncology (member of the McArdle Laboratory) at the University of Wisconsin School of Medicine from 1997 to 2005. He chaired the Department of Surgery at Stanford University School of Medicine from 1991 to 1997 and held professorships at the Johns Hopkins University School of Medicine from 1987 to 1991 and at the University of Michigan from 1973 to 1987. We believe that Dr. Niederhuber’s medical background in oncology, his laboratory research in immunology and cancer biology, and his extensive leadership experience in public and government institutions make him uniquely qualified to serve on our board of directors.

In anticipation of their appointments as chief executive officer and director of Aptevo, respectively, Mr. White and Dr. Niederhuber resigned as directors of Emergent in May 2016, prior to Emergent’s 2016 annual meeting of stockholders. Messrs. El-Hibri and Abdun-Nabi and Dr. Harsanyi are expected to continue as directors of Emergent. Mr. Abdun-Nabi is expected to continue as President and Chief Executive Officer of Emergent.

On May 18, 2016, Dr. Niederhuber entered into a consulting agreement with Emergent. For further discussion of the consulting agreements entered into by Emergent in anticipation of the separation, see the section entitled “Certain Relationships and Related Party Transactions—Consulting Arrangements Entered into in Connection with the Separation.”

Director Independence

It is expected that a majority of our board of directors, and the entire membership of our Audit and Compensation Committees of our Board, will consist of directors who are “independent” as defined by the applicable rules of The NASDAQ Stock Market Rules, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the corporate governance guidelines to be adopted by our board of directors.

Rule 5605 of The NASDAQ Stock Market Rules requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, The NASDAQ Stock Market Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. In addition, in affirmatively determining the independence of any director who will serve on a company’s compensation committee, Rule 10C-1 under the Exchange Act requires that a company’s board of directors consider all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by such company to the director; and (ii) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Mr. Grant, Dr. Harsanyi, Ms. Kunz or Dr. Niederhuber, representing four of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Our board of directors has also determined that Mr. Grant, Dr. Harsanyi and Ms. Kunz, who will comprise our audit committee, and Mr. Grant, Ms. Kunz and Dr. Niederhuber, who will comprise our compensation committee, each satisfy the independence standards for such committees established by the SEC and the NASDAQ Marketplace Rules, as applicable.

Committees of the Board of Directors

Effective upon the completion of the separation, Aptevo’s board of directors will have the following standing committees: an Audit Committee and a Compensation Committee.

Audit Committee. Mr. Grant, Dr. Harsanyi and Ms. Kunz are expected to be the members of the board’s Audit Committee. Dr. Harsanyi is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee meets the criteria of the SEC for an “audit committee financial expert”. In addition, Aptevo expects that the board of directors will determine that each of the members of the Audit Committee will be “independent” under Rule 5605 of The NASDAQ Stock Market Rules and Rule 10A-3 of the Exchange Act. The Audit Committee’s responsibilities will include: (1) appointing, approving the compensation of and assessing the independence of Aptevo’s independent registered public accounting firm; (2) overseeing the work of Aptevo’s independent registered public accounting firm; (3) reviewing and discussing with management and the independent registered public accounting firm Aptevo’s annual and quarterly financial statements and related disclosures; (4) monitoring Aptevo’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics; (5) overseeing Aptevo’s internal audit function; (6) assisting the board in overseeing Aptevo’s compliance with legal and regulatory requirements; (7) periodically discussing Aptevo’s risk management policies, and reviewing and commenting on a periodic risk assessment by management; (8) establishing policies regarding hiring employees from Aptevo’s independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns; (9) meeting independently with Aptevo’s internal auditing staff, independent registered public accounting firm and management; (10) reviewing and approving or ratifying any related party transactions; and (11) preparing audit committee reports required by SEC rules.

Compensation Committee. Mr. Grant, Ms. Kunz and Dr. Niederhuber are expected to be the members of the board’s Compensation Committee. Dr. Niederhuber is expected to be the Compensation Committee Chairman. The board of directors is expected to determine that each member of the Compensation Committee will be “independent” under Rule 5605 of The NASDAQ Stock Market Rules and Rule 10A-3 of the Exchange Act. The Compensation Committee’s responsibilities will include: (1) annually reviewing and approving corporate goals and objectives relevant to the compensation of Aptevo’s executive officers; (2) determining the compensation of Aptevo’s chief executive officer; (3) reviewing and approving the compensation of Aptevo’s other named executive officers; (4) overseeing the evaluation of Aptevo’s senior executives; (5) overseeing and administering Aptevo’s cash and equity incentive plans; and (6) preparing the compensation committee report required by SEC rules.

The board of directors is expected to adopt a written charter for each of the Audit Committee and the Compensation Committee. These charters will be posted on Aptevo’s website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During the company’s fiscal year ended December 31, 2015, Aptevo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of Aptevo’s executive officers who currently serve as Emergent’s executive officers were made by Emergent, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Director Nominations

Aptevo’s amended and restated by-laws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. We do not expect to have a standing nominating committee upon completion of the separation and distribution, though we intend to form a corporate governance and nominating committee as and when required to do so by law or NASDAQ rules. Accordingly, pursuant to Rule 5605(e)(1)(A) of the NASDAQ rules, director nominees will be selected, or recommended for our board’s selection, by a majority of the independent directors. We believe that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who we expect to participate in the consideration and recommendation of director nominees are Mr. Grant, Dr. Harsanyi, Ms. Kunz and Dr. Niederhuber. In accordance with Rule 5605(e)(1)(A) of the NASDAQ rules, we expect that all such directors will be independent. As there will be no standing nominating committee, we do not have a nominating committee charter in place. Aptevo expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the independent directors.

Corporate Governance Guidelines

We do not have a standing nominating and corporate governance committee, although, as discussed above, we intend to form a nominating and corporate governance committee as and when required to do so by law or NASDAQ rules. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of developing and recommending to the board of directors corporate governance principles without the formation of a standing nominating and corporate governance committee. The directors who participate in the consideration and recommendation of director nominees are Mr. Grant, Dr. Harsanyi, Ms. Kunz or Dr. Niederhuber. As there is no standing nominating and corporate governance committee, we do not have a nominating and corporate governance committee charter in place.

Aptevo’s board of directors is expected to adopt a set of corporate governance guidelines in connection with the separation to assist it in guiding Aptevo’s governance practices. These practices will be regularly re-evaluated by the independent directors in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its stockholders.

Communicating with the Board of Directors

Aptevo’s board of directors will give appropriate attention to written communications that are submitted by stockholders and other interested parties and will respond if and as appropriate. The lead director, with the assistance of Aptevo’s corporate secretary, will be primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries to the other directors as the lead director considers appropriate.

Under procedures that will be approved by a majority of Aptevo’s independent directors, communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the lead director considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which Aptevo receives repetitive or duplicative communications.

Stockholders and other interested parties who wish to send communications on any topic to the board of directors, lead director or independent directors as a group should address such communications to the board of directors, Lead Director or Independent Directors, as applicable, c/o Corporate Secretary, Aptevo Therapeutics Inc., 2401 4th Ave., Suite 1050, Seattle, Washington 98121. The Corporate Secretary will review all such correspondence and forward to the board, lead director or independent directors a summary and/or copies of any such correspondence that deals with the functions of the board or its committees or that he otherwise determines requires their attention.

Governance Structure and Lead Director

Aptevo’s corporate governance guidelines are expected to provide the board of directors flexibility in determining its leadership structure. The board of directors is expected to keep separate the positions of chief executive officer and board chairman. The board of directors believes this separate governance structure is optimal because it will enable Mr. White to focus his entire energy on running the company while affording us the benefits of continued leadership and other contributions from Mr. El-Hibri.

Aptevo’s corporate governance guidelines are expected to provide that in the event the chairman of the board of directors is not an independent director, a majority of the board’s independent directors may appoint an independent director, who has been nominated by a majority of our independent directors, to serve as lead director. Because Mr. El-Hibri is not expected to be an independent director, Aptevo’s independent directors, based on the recommendation of a majority of our independent directors, will appoint a lead director in connection with the separation. The lead director will serve as the presiding director at all executive sessions of the non-management or independent directors, facilitate communications between Mr. El-Hibri and other members of the board of directors, determine the need for special meetings of the board of directors and consult with Mr. El-Hibri on matters relating to corporate governance and board performance.

Policies on Business Ethics

In connection with the separation, Aptevo will adopt a Code of Business Conduct and Ethics that will require all business activities to be conducted in compliance with laws, regulations and ethical principles and values. All directors, officers, and employees of Aptevo will be required to read, understand and abide by the requirements of the Code of Conduct.

The Code of Conduct will be accessible on the company’s website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the board of directors. Aptevo will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on its website within four business days following the date of the amendment or waiver. In addition, Aptevo will disclose any waiver from the Code of Conduct for the other executive officers and for directors on its website.

Risk Oversight and Risk Management

Aptevo’s board of directors will be actively engaged in oversight of risks Aptevo faces and consideration of the appropriate responses to those risks. The Audit Committee will periodically discuss risk management, including guidelines and policies to govern the process by which Aptevo’s exposure to risk is handled, with senior management. The Audit Committee will also review and comment on a periodic risk assessment performed by management. After the Audit Committee performs its review and comment function, it will report any significant findings to the board of directors. The board of directors will be responsible for oversight of Aptevo’s risk management programs and, in performing this function, will receive periodic risk assessment and mitigation initiatives for information and approval as necessary.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, Aptevo expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

For purposes of this Compensation Discussion and Analysis and the disclosure under the various executive compensation tables included herein, the persons who we currently expect will be our named executive officers as of the distribution date have been identified. The information provided reflects summary information concerning Aptevo’s executive compensation approach developed to date in connection with planning for the separation.

As a result, this Compensation Discussion and Analysis has two main parts:

•	Anticipated Aptevo Compensation Programs—This section discusses the anticipated executive compensation programs and policies at Aptevo, including the effect of the separation on outstanding Emergent compensation awards held by our named executive officers.

•	2015 Emergent Compensation—This section describes the compensation programs at Emergent in 2015 that applied to our named executive officers in 2015.

The persons we expect will be our named executive officers, or the Aptevo named executive officers, are as follows:

•	Marvin L. White, Aptevo Chief Executive Officer.

•	Jeffrey G. Lamothe, Aptevo Senior Vice President and Chief Financial Officer.

•	Scott C. Stromatt, M.D., Aptevo Chief Medical Officer and Senior Vice President, Clinical Development & Medical Affairs.

We are currently a wholly-owned subsidiary of Emergent and not an independent company, and our compensation committee has not yet been formed. Decisions as to the past compensation of those individuals who are expected to serve as our named executive officers upon the separation have been made by Emergent. This Compensation Discussion and Analysis discusses the Emergent historical compensation and practices that applied to the Aptevo named executive officers in 2015 and attempts to outline certain aspects of Aptevo’s anticipated compensation structure for the Aptevo named executive officers following the separation.

While Aptevo has discussed its anticipated programs and policies with the compensation committee of Emergent’s board of directors, or the Emergent compensation committee, they remain subject to the review and approval of Aptevo’s own compensation committee, which may decide to change these programs and policies following the completion of the separation.

Anticipated Aptevo Compensation Programs

Because our compensation committee has not yet been formed, Aptevo has not established its own specific set of objectives or principles for its executive compensation program. Until the separation, the Emergent compensation committee will continue to make compensation decisions and take actions regarding our compensation philosophy, principles and program design. Following the separation, these decisions will be made, and related actions taken, by our compensation committee.

Executive Compensation Principles

In anticipation of the separation, the Emergent compensation committee engaged Willis Towers Watson, its independent compensation consultant, to prepare a potential compensation philosophy for Aptevo, which includes the following:

•	Pay should be linked to performance;

•	Compensation opportunities should be competitive with similarly-sized commercial and pre-commercial biopharmaceutical companies and locally based companies;

•	Equity compensation programs should align employee interests with those of stockholders; and

•	Supplemental benefits and perquisites should be limited and used selectively in specific circumstances to attract and retain executive officers.

Elements of Executive Compensation

In anticipation of the separation, the Emergent compensation committee reviewed competitive market data and industry surveys to assist in setting salaries, target bonus percentages and long-term incentive award guidelines. Willis Towers Watson advised Emergent in connection with this process. Compensation for Aptevo’s named executive officers is expected to consist of the following elements:

•	Base salary;

•	Annual cash bonuses;

•	Equity awards;

•	Traditional benefits generally available to all employees; and

•	Severance and change of control benefits.

The competitive market data reviewed by the Emergent compensation committee consisted of proxy data and published survey data, as described below:

•	2016 Radford Global Life Sciences Survey data. The Emergent compensation committee reviewed competitive market data from a custom data sample from the Radford Global Life Sciences Survey data comprised of companies that fit the following profile:

•	A blend of commercial and pre-commercial biopharmaceutical companies (75% of the sample consisted of pre-commercial companies to reflect Aptevo’s on-going business strategy);

•	R&D Long-Term strategy;

•	Companies with less than $200 million in revenue; and

•	Employee size of between 50 and 500.

We refer to this customized data as the “Aptevo 2016 Radford Survey data.”

•	2016 Proxy Peer Group. The Emergent compensation committee also reviewed peer group data from the proxy statements of select pharmaceutical and biotechnology companies with approximately 50 to 300 employees, an R&D long-term strategy (with a handful of commercial companies to reflect the complexity of the business model), and a market capitalization of between $65 million and $650 million.

The Aptevo 2016 proxy peer group includes the following list of companies.

2016 Aptevo Proxy Peer Group

Advaxis, Inc.

Agenus Inc.

Argos Therapeutics, Inc.

Bellicum Pharmaceuticals, Inc.

BIND Therapeutics, Inc.

Caladrius Biosciences, Inc.

Curis, Inc.

Five Prime Therapeutics, Inc.

Idera Pharmaceuticals, Inc.

Immune Design Corp.

Immunomedics Inc.

Inovio Pharmaceuticals, Inc.

Omeros Corporation

OncoGenex Pharmaceuticals, Inc.

Oncothyreon Inc.

Peregrine Pharmaceuticals, Inc.

Progenics Pharmaceuticals, Inc.

Rigel Pharmaceuticals, Inc.

Sorrento Therapeutics, Inc.

Sucampo Pharmaceuticals, Inc.

TG Therapeutics, Inc.

Vanda Pharmaceuticals, Inc.

XBiotech Inc.

Base Salary. Based upon a review of the market data from the Aptevo 2016 Radford Survey data and proxy peer data and taking into account the new positions of the Aptevo named executive officers, the annual base salaries of Mr. White, Mr. Lamothe and Dr. Stromatt at the time of the separation are expected to be $525,000, $372,500 and $402,500, respectively. Aptevo expects that post-separation adjustments to base salary, if any, will be made by Aptevo’s compensation committee and will reflect factors such as each Aptevo named executive officer’s post-separation level of responsibility as well as competitive market data for similar positions at comparable peer companies.

Annual Cash Bonuses. Based upon a review of the market data from the Aptevo 2016 Radford Survey data and proxy peer data and taking into account the new positions of the Aptevo named executive officers, the target annual cash bonus percentages for Mr. White, Mr. Lamothe and Dr. Stromatt at the time of the separation are expected to be 50%, 40% and 40% of their base salaries, respectively. Post-separation adjustments to these target annual cash bonus percentages, if any, will be made by Aptevo’s compensation committee. In connection with the separation, Aptevo expects to adopt an annual bonus plan with terms to be determined by its compensation committee. Aptevo expects that its compensation committee will establish performance goals based on an incentive structure that initially will be similar to that of Emergent. See section titled “2015 Emergent Compensation—Annual Cash Bonuses” for a general overview of Emergent’s incentive bonus structure and performance goals for the periods indicated. Aptevo also expects that the annual incentive objectives for the Aptevo named executive officers will be aligned with competitive market rates based on peer company comparisons.

Equity Awards. Aptevo expects its board of directors to adopt, and Emergent, as its sole stockholder prior to the distribution, to approve, the Aptevo Therapeutics Inc. 2016 Stock Incentive Plan, or the Aptevo Stock Incentive Plan, which will become effective upon Emergent’s approval. The Aptevo Stock Incentive Plan will provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock, restricted stock units, other stock-based awards, and cash-based awards.

Upon effectiveness of the Aptevo Stock Incentive Plan, the number of shares of Aptevo common stock that will be reserved for issuance under the Aptevo Stock Incentive Plan will be approximately 3.1 million shares. Aptevo’s employees, officers, directors, consultants and advisors will be eligible to receive awards under the Aptevo Stock Incentive Plan; however, incentive stock options may only be granted to Aptevo’s employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the Aptevo Stock Incentive Plan is one million shares per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a stock appreciation right will be treated as a single award. In addition, under the Aptevo Stock Incentive Plan, awards can provide for cash payments of up to $2.0 million per calendar year per individual. In addition, the Aptevo Stock Incentive Plan provides that in any calendar year, the sum of cash compensation paid to any non-employee director for service as a director and the value of awards under the Aptevo Stock Incentive Plan made to such non-employee director (calculated based on the grant date fair value for financial reporting purposes) may not exceed $1.0 million.

Pursuant to the terms of the Aptevo Stock Incentive Plan, Aptevo’s board of directors (or a committee delegated by our board of directors) administers the plan and, subject to any limitations set forth in the plan, will select the recipients of awards and determine:

•	The number of shares of Aptevo’s common stock covered by options and the dates upon which the options become exercisable;

•	The type of options to be granted;

•	The duration of options, which may not be in excess of ten years;

•	The exercise price of options, which price must be at least equal to the fair market value of Aptevo’s common stock on the date of grant;

•	The methods of payment of the exercise price of options; and

•	The number of shares of Aptevo’s common stock subject to and the terms and conditions of any stock appreciation rights, awards of restricted stock, restricted stock units, other stock-based awards, or cash-based awards including conditions for repurchase, measurement price, issue price and repurchase price and performance conditions (though the measurement price of stock appreciation rights must be at least equal to the fair market value of Aptevo’s common stock on the date of grant and the duration of such awards may not be in excess of ten years), if any.

If Aptevo’s board of directors delegates authority to one or more of Aptevo’s officers to grant awards under the Aptevo Stock Incentive Plan, the executive officer will have the power to make awards to all of Aptevo’s employees, except executive officers (as defined by Rule 3b-7 under the Exchange Act) and officers (as defined by Rule 16a-1(f) under the Exchange Act) and to exercise such powers under the Aptevo Stock Incentive Plan as Aptevo’s board of directors may determine. However, Aptevo’s board of directors will fix the terms of the awards to be granted by such officers, the maximum number of shares subject to awards that such officers may grant, and the time period in which awards may be granted. Awards to Aptevo’s non-employee directors will be granted and administered by a committee of Aptevo’s board of directors, all of the members of which will be independent directors under The NASDAQ Marketplace Rules.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Aptevo’s common stock other than an ordinary cash dividend, Aptevo is required by the Aptevo Stock Incentive Plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by Aptevo’s board, to:

•	The number and class of securities available under the Aptevo Stock Incentive Plan;

•	The share counting rules and sublimits under the Aptevo Stock Incentive Plan;

•	The number and class of securities and exercise price per share of each outstanding option;

•	The share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	The number of shares and repurchase price per share subject to each outstanding award of restricted stock; and

•	The share and per-share related provisions and purchase price, if any, of each outstanding restricted stock unit and other stock-based award.

Upon a merger or other reorganization event (as defined in the Aptevo Stock Incentive Plan) regardless of whether such event also constitutes a change in control event (as defined in the Aptevo Stock Incentive Plan), Aptevo’s board of directors may, on such terms as Aptevo’s board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and Aptevo), take any one or more of the following actions pursuant to the Aptevo Stock Incentive Plan, as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•	Provide that all outstanding awards will be assumed or substantially equivalent awards will be substituted by the acquiring or successor corporation (or an affiliate thereof);

•	Upon written notice to a participant, provide that all of the participant’s unexercised and/or unvested awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice;

•	Provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•	In the event of a reorganization event pursuant to which holders of shares of Aptevo’s common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of Aptevo’s common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, grant or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and

•	Any combination of the foregoing.

Aptevo’s board of directors is not obligated by the Aptevo Stock Incentive Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Notwithstanding the provisions described above and except to the extent specifically provided to the contrary in the applicable award agreement or any other agreement between the participant and Aptevo, each award (other than an award of restricted stock) will become immediately vested, exercisable or free from forfeiture, as applicable, if on or prior to the first anniversary of the date of the change in control event, the participant’s service with Aptevo or the successor corporation is terminated without cause by Aptevo or the successor corporation or is terminated for good reason by the participant (as such terms are defined in the Aptevo Stock Incentive Plan).

Upon the occurrence of a reorganization event (regardless of whether such event also constitutes a change in control event), the repurchase and other rights with respect to outstanding awards of restricted stock will continue for the benefit of the successor company and will, unless Aptevo’s board of directors otherwise determines, apply to the cash, securities or other property which Aptevo’s common stock is converted into or exchanged for pursuant to the reorganization event. However, Aptevo’s board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between the participant and Aptevo, either initially or by amendment. Upon the occurrence of a change in control event (regardless of whether such event also constitutes a reorganization event), except to the extent specifically provided to the contrary in the applicable restricted stock award agreement or any other agreement between the participant and Aptevo, each award of restricted stock will become immediately vested and free from forfeiture if on or prior to the first anniversary of the date of the change in control event, the participant’s service with the Aptevo or the successor corporation is terminated without cause by Aptevo or the successor corporation or is terminated for good reason by the participant.

Aptevo’s board of directors will specify at the time of grant or thereafter the effect of (i) a reorganization event that is not a change in control event on any other stock-based award or cash-based award granted under the Aptevo Stock Incentive Plan and (ii) a change in control event (regardless of whether such event also constitutes a reorganization event) on any other stock-based award or cash-based award granted under the Aptevo Stock Incentive Plan.

Aptevo’s board of directors may at any time provide that any award under the Aptevo Stock Incentive Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Aptevo’s board of directors may amend, modify or terminate any outstanding award under the Aptevo Stock Incentive Plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option into a nonstatutory stock option, subject to certain participant consent requirements. However, unless Aptevo’s stockholders approve such action, the Aptevo Stock Incentive Plan provides that Aptevo may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•	Amend any outstanding stock option or stock appreciation right granted under the Aptevo Stock Incentive Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•	Cancel any outstanding option or stock appreciation right (whether or not granted under the Aptevo Stock Incentive Plan) and grant in substitution therefor new awards under the Aptevo Stock Incentive Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with Aptevo or Aptevo’s acquisition of property or stock of another entity) covering the same or a different number of shares of Aptevo’s common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•	Cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of Aptevo’s common stock; or

•	Take any other action that constitutes a “repricing” within the meaning of the rules of The NASDAQ Stock Market.

No award may be granted under the Aptevo Stock Incentive Plan after 10 years from the effectiveness of the Aptevo Stock Incentive Plan but awards previously granted may extend beyond that date. Aptevo’s board of directors may amend, suspend or terminate the Aptevo Stock Incentive Plan at any time, except that stockholder approval will be required to comply with Section 162(m) of the Internal Revenue Code, applicable law or stock market requirements.

In connection with the separation, the Emergent compensation committee considered long term incentive program guidelines for Aptevo, or the Aptevo LTI Guidelines. These Aptevo LTI Guidelines anticipate that:

•	Aptevo will use stock option and restricted stock unit awards as the forms of long-term incentive compensation for executive officers and other employees;

•	All stock option and restricted stock unit awards to the Aptevo named executive officers will be approved by Aptevo’s compensation committee; and

•	Equity awards to the Aptevo named executive officers will be determined using proxy and Radford Survey data.

Fixed share guidelines were developed to provide market competitive grants. The value of the actual grants delivered annually will depend on movements in Aptevo’s stock price. Consistent with the Aptevo LTI Guidelines, which are subject to approval by Aptevo’s Compensation Committee, it is expected that following the separation, Aptevo’s compensation committee will make the following grants to the Aptevo named executive officers in 2017:

Name	Shares Subject to Options
Marvin L. White	139,500
Jeffrey G. Lamothe	62,000
Scott C. Stromatt, M.D.	62,000

Each stock option is expected to vest in three equal instalments on the first, second and third annual anniversaries of the date of grant and to have an exercise price equal to the closing sales price per share of Aptevo’s common stock on The NASDAQ Global Market on the trading day immediately preceding the date of grant.

Inspiration Grant. It is currently anticipated that all active Aptevo employees, except for Mr. White, will receive a restricted stock unit inspiration grant effective upon the distribution having a value equal to 40% of their base salary. Vesting will occur in two increments. The first vesting event will occur six months from the distribution date and the second vesting event will take place within 18 months of the distribution.

White Transition Grant. In lieu of receiving an annual restricted stock unit award from Emergent for his service as an Emergent director and the inspiration grant described above, Mr. White is expected to receive a transition grant of options to purchase 209,250 shares of Aptevo common stock as part of his compensation package in connection with his appointment as chief executive officer of Aptevo, which will be granted in connection with the separation. Each stock option is expected to vest in three equal instalments on the first, second and third annual anniversaries of the date of grant and to have an exercise price equal to the closing sales price per share of Aptevo’s common stock on The NASDAQ Global Market on the trading day immediately preceding the date of grant.

This grant is roughly equal to 150% of the annual grant guideline established for the Aptevo chief executive officer position.

Stromatt Retention Grant. In addition to his inspiration grant (described above), Dr. Stromatt is expected to receive a retention grant of restricted stock units with a value equal to $229,682 based on the closing sales price per share of Aptevo’s common stock on The NASDAQ Global Market on the trading day immediately preceding the date of grant. These restricted stock units are expected to vest 12 months following the date of grant.

Following the distribution, Aptevo’s compensation committee may establish its own long-term incentive guidelines and practices, which may differ from the Aptevo LTI Guidelines initially approved.

The following table sets forth, for each Aptevo named executive officer, the percentage of base salary and period of continued employee benefits to which the participant is expected to be entitled under the Aptevo SMSP if Aptevo terminates the participant’s employment without cause, subject to the terms of the Aptevo SMSP.

Benefits for a Termination Without Cause
Name	Percentage of Annual Base Salary and Bonus	Stated Period for Continued Employee Benefits
Marvin L. White	150%	18 months
Jeffrey G. Lamothe(1)	75%	9 months
Scott C. Stromatt, M.D.	75%	9 months

The following table sets forth, for each Aptevo named executive officer, the percentage of base salary and bonus and the stated period for continued employee benefits to which each participant is expected to be entitled in connection with a change of control, subject to the terms of the Aptevo SMSP.

Benefits for a Termination In Connection with a Change in Control
Name	Percentage of Annual Base Salary and Bonus	Stated Period for Continued Employee Benefits
Marvin L. White	250%	30 months
Jeffrey G. Lamothe	125%	12 months
Scott C. Stromatt, M.D.	125%	12 months

Benefits. It is anticipated that the Aptevo named executive officers will receive benefits similar to those provided to executives of Emergent. For a summary of provisions concerning retirement, health and welfare benefits to our employees upon completion of the separation, see the section entitled “Certain Relationships and Related Party Transactions—Employee Matters Agreement.”

Executive Severance Arrangements. In connection with the separation, the Aptevo board of directors is expected to adopt a senior management severance plan for Aptevo, or the Aptevo SMSP, with terms that are similar to those of Emergent’s Second Amended and Restated Senior Management Severance Plan, which is described below. See section titled “2015 Emergent Compensation—Executive Severance Arrangements” for a discussion regarding Emergent’s Second Amended and Restated Senior Management Severance Plan. The Aptevo SMSP will be effective upon the completion of the separation.

Aptevo Converted Equity Awards Incentive Plan. Prior to the completion of the distribution, our board of directors will adopt and Emergent, as sole stockholder of Aptevo, will approve, the Aptevo Converted Equity Awards Incentive Plan, or the Converted Equity Awards Plan. The sole purpose of the Converted Equity Awards Plan is to govern the terms of Emergent stock options and Emergent restricted stock units granted under the Emergent BioSolutions Inc. Fourth Amended and Restated 2006 Stock Incentive Plan (including any predecessor versions of such) that will be converted into Aptevo stock options and Aptevo restricted stock units in connection with the separation, or the Converted Aptevo Awards. For a description of the treatment of Emergent equity awards in connection with the separation, see “The Separation and Distribution—Treatment of Equity Based Compensation.” Upon effectiveness of the Converted Equity Awards Plan, awards with respect to approximately 250,000 shares of Emergent common stock will be converted into awards with respect to a number of shares of Aptevo common stock determined in accordance with the employee matters agreement to reflect the effect of the distribution, as described under “The Separation and Distribution—Treatment of Equity Based Compensation.” No awards may be granted under the Converted Equity Awards Plan in connection with or following the distribution other than the Converted Aptevo Awards. Except as otherwise described above, the material terms of the Converted Equity Awards Plan are similar to the terms of the Aptevo Stock Incentive Plan described above.

Effects of the Separation on Outstanding Executive Compensation Awards. For a discussion of the treatment of equity compensation awards in the separation, see the sections entitled “The Separation and Distribution—Treatment of Equity Based Compensation” and “Certain Relationships and Related Person Transactions— Employee Matters Agreement.”

2015 Emergent Compensation

This section describes the compensation programs at Emergent in 2015 that applied to the Aptevo named executive officers in 2015. None of the Aptevo named executive officers is a named executive officer of Emergent. Mr. White was a non-employee director of Emergent until his resignation from the Emergent board of directors, effective on May 18, 2016. Mr. Lamothe is currently a vice president at Emergent and Dr. Stromatt is a senior vice president at Emergent. Therefore, each Aptevo named executive officer was compensated differently from Emergent’s named executive officers in the fiscal year ending December 31, 2015. The section titled “Lamothe and Stromatt Compensation” contains a description of the compensation programs to which Mr. Lamothe and Dr. Stromatt were subject in the fiscal year ending December 31, 2015. The Section titled “Marvin White Compensation” contains a qualitative description of the compensation Mr. White received in the fiscal year ending December 31, 2015.

Lamothe and Stromatt Compensation

As employees of Emergent, Mr. Lamothe and Dr. Stromatt are compensated under Emergent’s standard compensation program, which is applicable to all senior level employees (other than the named executive officers), consisting of base salary and bonuses, which are set within a range for each position that is determined by senior management. Mr. Lamothe and Dr. Stromatt are also eligible for equity awards under the Third Amended and Restated Emergent BioSolutions Inc. 2006 Stock Incentive Plan.

Base Salary. Emergent generally provides base salaries to its employees that are externally competitive while appropriately recognizing individual contributions. Emergent initially used the Radford Global Life Sciences Survey data to set salaries for each Emergent role. Each Emergent role is assigned a pay grade in the salary structure based on prevailing market rates. Each pay grade consists of a minimum, a midpoint and a maximum pay rate that generally reflects the 25th, 50th and 75th percentile of the market value of the position. Salary ranges are updated annually to reflect market changes using surveys, such as Aon Hewitt and World at Work. New pay ranges are published annually and salary adjustments are recommended based on the review of the data and job performance. While Emergent attempts to target the market median, it recognizes that the percentile for any given position may vary below or above these targets based on a variety of factors, including the employee’s scope of responsibilities, individual performance and potential future contributions to Emergent. In addition, Emergent considers its overall financial performance in making decisions to adjust executive salaries.

Emergent management used the information described above in approving the annual base salaries paid to Mr. Lamothe and Dr. Stromatt for 2014 and 2015, which are described below.

Name	2014 Base Salary	2015 Base Salary		Increase from 2014
Jeffrey G. Lamothe	$213,208	$214,274	(1)	$1,066
Scott C. Stromatt, M.D.	$378,997	$382,803	(2)	$3,806

(1)	Includes a 0.5% merit increase.
(2)	Includes a 1% merit increase.

Annual Cash Bonuses. Management has the authority under Emergent’s Annual Bonus Plan to award annual cash bonuses. Such cash bonuses are intended to motivate and compensate each participant for achieving financial and operational goals and individual performance objectives. At the beginning of each fiscal year, Emergent establishes objective and clear corporate goals, which may be tied to achievement of specific goals including, but not limited to, specific revenue or net income targets, business development activities, manufacturing objectives, or product development milestones. The divisional group/divisional department goals support the achievement of the corporate goals and provide a framework for development of individual goals. The individual component includes consideration of the employee’s day-to-day job performance, achievement of specific annual goals, and performance against job related behavioral competencies. Each of the three components, corporate, divisional group/divisional department and individual, is assigned a rating, from 0% to 150% that is used to calculate the bonus award. At the end of the performance year, each performance factor is assessed. The maximum payout was capped at 200% of the employee’s bonus target for bonuses payable in 2015 based on 2014 performance. Management may also award discretionary bonuses outside of the framework of the bonus plan.

The Emergent compensation committee makes an annual assessment of the level of achievement of Emergent’s corporate goals to determine the “corporate factor.” In January 2015, the Emergent compensation committee met to determine the corporate factor to be applied to bonuses paid in 2015 for 2014 performance and approved a corporate factor of 0.90. In reviewing Emergent’s performance against goals set for 2014, the committee considered both financial and non-financial achievement of goals. In its deliberations, and given that Emergent’s financial performance is a key driver of shareholder value creation, the committee determined that Emergent had achieved 90% of its overall targets.

The Emergent compensation committee reviewed the Emergent 2014 corporate goals and assessed the degree to which Emergent achieved those goals, as follows:

Goal	Performance	Achievement
Achieve revenue of at least $425 million.	Achieved revenues of approximately $450.1 million.	Achieved; the Emergent compensation committee considered the fact that Emergent exceeded this goal by approximately $25 million, or approximately 6%.

Achieve net income of at least $36 million.	Achieved net income of $36.7 million.	Achieved; reported net income was $36.7 million, or approximately 2% above the target goal.

Complete acquisition of product that will generate revenue within 12 months of acquisition.	Progressing on three potential acquisition targets that could be completed in 2015.	Goal Not Achieved.

Advance product portfolio by initiating partnered Phase 3 study for otlertuzumab.	Agreed with the Emergent board of directors to initiate Phase 2 triple drug combination studies in 2014 and Emergent is on track to initiate such studies; Emergent continues to pursue partnering discussions with third parties.	Goal Not Achieved; the Emergent compensation committee considered the fact that Emergent entered into a partnering agreement for ES414 for up to $183 million with $20 million upfront; financial results are comparable to the targeted otlertuzumab partnering.
Advance progress of Building 55 licensure by completing all activities to support sBLA submission in first half of 2015.	Initiated final pivotal rabbit study; Final data from ongoing non-clinical targeted to be submitted second quarter of 2015.	Achieved

Initiate factor IX US launch following FDA approval.	Agreement reached with the FDA on path to approval and complete response letter issues addressed with no financial impact; Launch targeted for first half of 2015.	Goal Not Achieved.

Lamothe Annual Bonus. Mr. Lamothe had a 30% bonus target, of which he received $58,953, based on Emergent’s 0.90 corporate factor, meeting 100% of his individual factor and exceeding 100% of his group or division level performance factor (actual was 103%). This amount also reflects 10 months proration based on the fact that Mr. Lamothe assumed his position with Emergent in late February 2014 in connection with Emergent’s acquisition of Cangene Corporation.

Stromatt Annual Bonus. Dr. Stromatt had a 35% bonus target, of which he received $119,384 based on Emergent’s 0.90 corporate factor and meeting 100% of his individual and group factors.

Retention Bonus . Mr. Lamothe also received a retention bonus in the amount of $275,586 in 2015 resulting from his decision to remain employed with Emergent in 2015 after its acquisition of Cangene Corporation in 2014.

Equity Awards. Emergent uses stock option and restricted stock unit awards as forms of long-term incentive compensation for executives and other employees. Equity awards to Mr. Lamothe and Dr. Stromatt in 2015 were valued at $103,240 and $212,570, respectively. Target equity award values are intended to align with the market 50th percentile, but actual grants may be positioned above or below based on individual performance, which is based on an evaluation of each participant’s performance of day-to-day responsibilities, behavioral competencies, and achievement of individual goals, which were assessed by management of Emergent for Mr. Lamothe and Dr. Stromatt. The Emergent compensation committee approves equity grant guidelines that set forth a dollar value for the amount of annual equity grants that Emergent may make to executives and other employees and includes a recommended minimum, midpoint and maximum target value of equity to be awarded at each participant level.

Emergent generally makes an annual equity grant to all executives and eligible employees on the third full trading day following the release of its financial results for the prior fiscal year. Emergent generally makes an equity grant on the third full trading day following the release of its financial results for the most recently completed fiscal quarter to executives and eligible employees who have been hired or promoted since the occurrence of the last equity grant. If circumstances warrant, Emergent also may make equity grants at various other points throughout the year. Emergent’s chief executive officer, chief financial officer, and executive chairman have been authorized to make awards to certain eligible employees.

The exercise price of all stock options Emergent grants is equal to the fair market value of its common stock on the date of grant, which Emergent considers to be the closing sales price of its common stock on the NYSE on the trading day immediately preceding the date of grant. Stock options and restricted stock units generally vest in three equal annual instalments beginning one year from the date of grant and stock options have a seven-year term. The vesting feature of Emergent’s stock option and restricted stock unit awards is intended to aid in executive retention by providing an incentive to its eligible employees to remain in Emergent’s employ during the vesting period.

With stock options, eligible employees are rewarded if Emergent’s stock price increases above the exercise price of the stock option. Emergent believes that stock option awards are an effective method of motivating employees to manage the company in a manner that is consistent with the long-term interests of Emergent’s stockholders. Emergent believes that restricted stock units are another effective tool for motivating, retaining and incentivizing senior management, particularly when used in combination with stock option awards.

Benefits. Emergent maintains broad-based benefits that are generally available to all employees, including health insurance, life and disability insurance, dental insurance and, for its U.S. employees, a 401(k) plan. Senior management is eligible to participate in all of Emergent’s employee benefit plans, in each case on the same basis as other employees, except that Canadian employees, such as Mr. Lamothe receive benefits that are slightly different from their U.S. counterparts. Aptevo is not expected to have any Canadian employees after the separation.

Emergent provides a matching contribution for each 401(k) plan participant of 50% of the participant’s elective deferrals for the year up to 6% of the participant’s eligible compensation, subject to IRS limitations. The matching contribution is fully and immediately vested.

Executive Severance Arrangements. Dr. Stromatt is a participant in Emergent’s Second Amended and Restated Senior Management Severance Plan, or the Senior Management Severance Plan, which includes severance and change of control benefits. The Senior Management Severance Plan provides for payments and benefits as a result of involuntary termination without cause or termination of employment in particular circumstances in connection with a change of control (as such terms are defined in the Senior Management Severance Plan). The Senior Management Severance Plan is designed based on Emergent’s understanding of market practice at comparable companies for similarly situated employees and in a manner that Emergent believes is likely to attract and help retain high quality executive talent. The Senior Management Severance Plan is described in greater detail under “Payments Upon Termination or Change of Control.” Emergent does not provide any payments or benefits in the case of termination by an executive without good reason (as defined in the Senior Management Severance Plan) or in the case of termination for cause under its Senior Management Severance Plan.

With respect to Mr. Lamothe, in the event that the biosciences division of Emergent is spun-off, and in connection with such spin-off, he does not become the chief financial officer of the spin-off company, he will be entitled to $334,771 in total severance payments in lieu of any other severance benefits to which he might otherwise be entitled, so long as Mr. Lamothe does not voluntarily decline the position of chief financial officer or the Emergent biosciences division is not acquired by another company. In the event that this severance benefit is triggered, Mr. Lamothe would continue to be covered by the Emergent medical and dental benefits plan for Emergent Canadian employees for the 24 month period commencing on the last day of his employment.

Marvin White Compensation

Marvin L. White was a non-employee director of Emergent until his resignation from its board of directors, effective on May 18, 2016. Mr. White did not receive compensation from Emergent in 2015 beyond his board and committee retainers and the compensation he received under his consulting agreement, which is described in more detail below. Consistent with Emergent’s director compensation practices in 2015, Mr. White received 9,400 restricted stock units for his service as a director. Grants of restricted stock units are made by the board of directors effective on the date of Emergent’s annual meeting of stockholders, provided that the director continues serving as a director after the annual meeting and has served on the board of directors for at least six months.

On November 11, 2015, Emergent and Mr. White entered into a consulting agreement pursuant to which Mr. White provides consulting services to Emergent consisting of strategy, advice and guidance in connection with the separation. In accordance with the terms of the consulting agreement, Mr. White received a consulting fee of: $5,000 per month through December 31, 2015; $10,000 per month through March 31, 2016; has and will continue to receive $15,000 per month until completion of the spin-off and reimbursement for his reasonable out-of-pocket expenses, subject to a maximum limit of $120,000 for total compensation and non-travel-related expense reimbursement. For fiscal year ended December 31, 2015, Mr. White earned $8,000 in fees under this consulting agreement.

Other Executive Compensation Practices

Stock Ownership Requirements and Hedging Policies. Because Emergent believes it is important for executives to have an equity stake in the company to help align their interests with those of its stockholders, in January 2012 Emergent adopted a formal stock ownership requirement for its directors and employee executive officers. Directors and employee executive officers must directly or indirectly hold stock or restricted stock units in Emergent with a value equal to the amounts set forth in the table below. In May 2014, Emergent revised the stock ownership requirement for its non-employee directors from one to three times the base annual retainer.

Position	Requirement
Non-employee Directors	Three times the base annual retainer
Chief Executive Officer	Three times base salary
Other Executive Officers	One time base salary

Emergent’s directors, chief executive officer and employee executive officers have five years to satisfy the ownership requirements, which are measured from January 2012 for all its existing directors and executive officers or from the date of appointment for newly hired directors or executive officers. Until these ownership requirements are satisfied, Emergent’s directors, chief executive officer and employee executive officers must retain 50% of after-tax shares after vesting of restricted stock units or exercise of stock options. This requirement became effective beginning in 2014. Although Mr. White was subject to this policy as a director of Emergent, Mr. Lamothe and Dr. Stromatt are not.

Compensation Recovery Policy. In 2011, Emergent adopted a compensation recovery policy pursuant to which certain incentive based compensation can be recouped from a current or former executive officer if Emergent’s board of directors determines that:

•	Such compensation has been awarded or received by such executive officer based on financial results that were achieved or operating metrics that were satisfied, as a result of fraudulent or illegal conduct;

•	Certain restatements of its financial results are required due to material noncompliance with financial reporting requirements by such executive; or

•	Such executive officer engaged in intentional misconduct that contributed in any material respect to improper accounting or incorrect financial data resulting in a restatement of its financial results.

Tax and Accounting Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to the chief executive officer and to each other officer (other than the chief financial officer) whose compensation is required to be reported to stockholders pursuant to the Exchange Act by reason of being among the three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. Emergent periodically reviews the potential consequences of Section 162(m) of the Internal Revenue Code and it may structure the performance-based portion of its executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to Emergent. However, the Emergent compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interest of Emergent stockholders. We expect that the Aptevo compensation committee will develop its own policies and practices with respect to Section 162(m) of the Internal Revenue Code following completion of the separation.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information for the fiscal years ended December 31, 2015, 2014 and 2013 regarding the historical compensation that the Aptevo named executive officers received from Emergent.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Option Awards(3)	Stock Awards(4)	All Other Compensation(5)	Total
Marvin L. White	2015	$—	$—	$—	$295,066	$100,921	$395,987
Chief Executive Officer	2014	$—	$—	$68,593	$96,068	$120,696	$285,357
	2013	$—	$—	$43,301	$51,300	$118,500	$213,101

Jeffrey G. Lamothe(6)	2015	$227,584	$342,993	$29,542	$51,620	$12,139	$663,878
Chief Financial Officer	2014	$218,688	$221,418	$80,864	$139,748	$21,666	$682,384

Scott C. Stromatt, M.D.	2015	$397,409	$149,293	$60,827	$106,285	$5,863	$719,677
Chief Medical Officer	2014	$370,779	$119,384	$130,710	$183,990	$7,800	$812,663
	2013	$369,871	$144,388	$83,833	$99,389	$6,695	$704,176

(1)	Includes amounts deferred at the direction of the participant to Emergent’s 401(k) plan or other retirement related plans.
(2)	Represents cash bonuses paid in February or March following the year indicated, for performance in the year indicated. For Mr. Lamothe, the bonus amount also includes retention bonuses received in 2014 and 2015.
(3)	The amounts in the “Option Awards” column reflect grant date fair value of stock option awards in the fiscal years indicated, calculated in accordance with SEC rules. For a discussion of the valuation assumptions, see Note 11 to the combined financial statements included in this information statement.
(4)	The amounts in the “Stock Awards” column reflect the grant date fair value of restricted stock unit awards granted in the fiscal years indicated, calculated in accordance with SEC rules. For a discussion of the valuation assumptions, see Note 11 to the combined financial statements included in this information statement.
(5)	Represents 401(k) or other retirement related plan matching contributions. For Mr. White, “All Other Compensation” includes his compensation as a board member of Emergent of $92,821 in 2015, along with $8,000 in compensation received under his consulting agreement with Emergent during 2015. For the years 2014 and 2013, “All Other Compensation” for Mr. White consists of compensation as a board member of Emergent.
(6)	Amounts for Mr. Lamothe listed above and in the “Compensation Discussion and Analysis” section are shown in dollars at an exchange rate of 0.720892 and 0.861995 U.S. dollars, respectively, for Canadian dollars for December 31, 2015 and 2014. This exchange rate represents the spot rate as of December 31, 2015 and 2014.

Employment Agreements

None of the Aptevo named executive officers has an employment agreement with Emergent.

Emergent does not have any formal or informal policy for the amount of executive salary and bonus in proportion to total compensation.

2015 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding each grant of an award made to each Aptevo named executive officer by Emergent during the fiscal year ended December 31, 2015 under any plan, contract, authorization or arrangement pursuant to which cash, securities, similar instruments or other property may be received.

Name	Grant Date	Number of Shares of Stock or Units(1)	Number of Securities Underlying Options(2)	Exercise Price of Option Awards ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards(4)
Marvin L. White	3/10/2015	9,400	—	$—	$295,066
Jeffrey G. Lamothe	3/10/2015	1,780	—	$29.00	$29,542
	3/10/2015	—	3,560	$—	$51,620
Scott C. Stromatt, M.D.	3/10/2015	3,665	—	$29.00	$60,827
	3/10/2015	—	7,330	$—	$106,285

(1)	Represents shares of common stock underlying a restricted stock unit award.
(2)	Represents shares of common stock issuable upon exercise of stock options.
(3)	Represents the fair market value of Emergent’s common stock on the date of grant, which is considered to be the closing sales price of Emergent’s common on the NYSE on the trading day immediately preceding the date of grant.
(4)	The amounts in the “Grant Date Fair Value of Stock and Option Awards” column reflect the grant date fair value of each equity award calculated in accordance with SEC rules. For a discussion of the valuation assumptions, see Note 11 of the combined financial statements included in this information statement.

In 2015, all equity awards granted to Emergent officers and directors were made under Emergent BioSolutions Inc. Third Amended and Restated 2006 Stock Incentive Plan, as amended, and vest in three equal instalments on the day prior to the first, second and third annual anniversaries of the grant date. All stock options have an exercise price equal to the closing sale price per share of Emergent’s common stock on the NYSE on the trading day immediately preceding the date of grant. Under the terms of the agreements governing the restricted stock unit awards granted to Emergent officers and directors in 2015, each is entitled to receive, at the time of the issuance of any shares upon vesting of the applicable restricted stock unit award, an amount of cash equal to the aggregate amount of all dividends paid by Emergent between the date of grant and the issuance of such shares, if any.

2015 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding unexercised Emergent stock options and unvested restricted stock unit awards outstanding as of December 31, 2015 for each of the Aptevo named executive officers.

	2015 Outstanding Equity Awards at Fiscal Year-End Option Awards					Stock Awards
	Number of Securities Underlying
Name	Exercisable	Unexercisable		Option Award	Option Award Expiration Date	Unvested Stock Awards		Market Value Unvested Stock
Marvin White	10,800	—		$15.75	5/31/2020	—		$—
	7,200	—		$22.02	5/19/2021	—		$—
	7,200	—		$14.66	5/17/2019	—		$—
	4,800	2,400	(1)	$14.25	5/22/2020	—		$—
	3,134	6,266	(2)	$20.44	5/22/2021	—		$—
	—	—		$—	—	1,200	(6)	$48,012	(12)
	—	—		$—	—	3,133	(7)	$125,351	(12)
	—	—		$—	—	9,400	(8)	$376,094	(12)
Jeff Lamothe	3,317	6,633	(3)	$28.09	3/10/2021	—		$—
	—	3,560	(4)	$29.00	3/9/2022	—		$—
	—	—		$—	—	3,316	(9)	$132,673	(12)
	—	—		$—	—	1,780	(10)	$71,218	(12)
Scott C. Stromatt, M.D.	—	4,517	(5)	$14.67	3/11/2020	—		$—
	—	8,733	(3)	$28.09	3/10/2021	—		$—
	—	7,330	(4)	$29.00	3/9/2022	—		$—
	—	—		$—	—	2,258	(11)	$90,343	(12)
	—	—		$—	—	4,366	(9)	$174,684	(12)
	—	—		$—	—	3,665	(10)	$146,637	(12)

(1)	The unexercisable portion of this stock option award vested on May 18, 2016.
(2)	Approximately one half of this stock option award vested on May 18, 2016 and the remaining unvested portion of this stock option award will vest on May 21, 2017.
(3)	Approximately one half of this stock option award vested on March 10, 2016 and the remaining unvested portion of this stock option award will vest on March 10, 2017.
(4)	Approximately one third of this stock option award vested on March 9, 2016 and approximately one third of this stock option award will vest on each of March 9, 2017 and 2018.
(5)	The unexercisable portion of this stock option award vested on March 11, 2016.
(6)	The unvested portion of this restricted stock unit award vested on May 18, 2016.
(7)	Approximately one half of this restricted stock unit award vested on May 18, 2016 and the remaining unvested portion of this restricted stock unit award will vest on May 21, 2017.
(8)	Approximately one third of this restricted stock unit award vested on May 20, 2016 and approximately one third of this restricted stock unit award will vest on each of May 20, 2017 and 2018.
(9)	Approximately one half of this restricted stock unit award vested on March 10, 2016 and the remaining unvested portion of this restricted stock unit award will vest on March 10, 2017.
(10)	Approximately one third of this restricted stock unit award vested on March 9, 2016 and approximately one third of this restricted stock unit award will vest on each of March 9, 2017 and 2018.
(11)	The unvested portion of this restricted stock unit award vested on March 11, 2016.
(12)	Represents the closing price of Emergent’s common stock on December 31, 2015 multiplied by the number of shares underlying the unvested proration of the restricted stock unit award as of December 31, 2015.

2015 OPTION EXERCISES AND STOCK AWARDS VESTED

The following table sets forth information regarding the exercise of stock options and the vesting of restricted stock unit awards during the fiscal year ended December 31, 2015 for each of the Aptevo named executive officers on an aggregated basis.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vest	Value Realized on Vest(2)
Marvin L. White	—	$—	3,967	$122,088
Jeffrey G. Lamothe	—	$—	1,659	$48,094
Scott C. Stromatt, M.D.	28,800	$893,376	6,175	$178,568

(1)	The amounts in the “Value Realized on Exercise” column are calculated based on the difference between the closing market price per share of Emergent’s common stock on the date of exercise and the exercise price per share of the applicable stock option.
(2)	The amounts in the “Value Realized on Vest” column are calculated based on the closing market price per share of Emergent’s common stock on the date of vest.

PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The Emergent Senior Management Severance Plan is for the benefit of employees with the title of executive chair, chief executive officer, president, executive vice president, senior vice president or vice president who have been designated to participate in the Senior Management Severance Plan by Emergent’s board of directors or, with the authorization of its board of directors, by Emergent’s chief executive officer. Emergent’s chief executive officer is authorized to designate the greater of 7% of the total number of its employees or 35 employees to be participants in the Senior Management Severance Plan at any particular time, on the basis of name, title, function or compensation level.

For-cause terminations. If during the term of the Senior Management Severance Plan, Emergent terminates a participant’s employment with cause, as defined in the Senior Management Severance Plan, then the participant will not be entitled to receive any compensation, benefits or rights under the Senior Management Severance Plan, and any stock options or other equity participation benefits vested on or prior to the date of the termination, but not yet exercised, will immediately terminate.

Without-cause terminations. If during the term of the Senior Management Severance Plan, Emergent terminates a participant’s employment without cause, the participant will be entitled to:

•	Any unpaid base salary and accrued paid time-off through the date of termination;

•	A pro rata portion of the participant’s target annual bonus in respect of the year of termination paid in equal installments for a stated period following the participant’s date of termination as indicated in the table below;

•	Any bonus earned but unpaid as of the date of termination for any previously completed year paid in equal installments for a stated period following the participant’s date of termination as indicated in the table below;

•	Reimbursement for any unreimbursed expenses incurred by the participant prior to the date of termination;

•	An amount equal to a specified percentage of the participant’s annual base salary and target bonus, as indicated in the table below paid in installments for a stated period following the participant’s date of termination as indicated in the table below;

•	Employee and fringe benefits and perquisites, if any, to which the participant may be entitled as of the date of termination under Emergent’s relevant plans, policies and programs; and

•	Continued eligibility for the participant and his or her eligible dependents to receive employee benefits (such as medical, dental, life insurance (not to exceed one year), and pension benefits), for a stated period following the participant’s date of termination as indicated in the table below, except when the provision of employee benefits would result in a duplication of benefits provided by any subsequent employer.

The following table sets forth the percentage of base salary and the stated period over which certain payments are made and the participant in entitled to continued employee benefits if Emergent terminates the participant’s employment without cause for each of Aptevo’s named executive officers who participates in the plan.

Benefits for a Termination Without Cause
Name	Percentage of Annual Base Salary and Bonus	Stated Period for Continued Employee Benefits
Marvin L. White	none	none
Jeffrey G. Lamothe(1)	none	24 months
Scott C. Stromatt, M.D.	100%	9 months

(1)	Mr. Lamothe opted out of the Senior Management Severance Plan and entered into a separate severance agreement with Aptevo.

The following table sets forth the amount of potential payments and value of benefits to which each of Aptevo’s named executive officers that participates in the plan would have received if Emergent had terminated their employment without cause on December 31, 2015.

	Termination without Cause
Name	Cash Payments(1)	Value of Benefits(2)	Value of Equity
Marvin L. White	$—	$—	$—
Jeffrey G. Lamothe	$334,771	$36,657	$—
Scott C. Stromatt, M.D.	$535,924	$25,393	$—

(1)	The amounts in this column represent the aggregate amount equal to the applicable specified percentage of the participant’s annual base salary and target bonus in effect on December 31, 2015 plus 100% (the applicable pro rata portion) of the participant’s target annual bonus for 2014.
(2)	The amounts in this column reflect the estimated value of future premiums under Emergent’s health and welfare benefit plans and life insurance program.

Change-of-control terminations. If during the term of the Senior Management Severance Plan, Emergent terminates a participant’s employment without cause or a participant resigns for good reason, as defined in the Senior Management Severance Plan, in each case within 18 months following a change of control, as defined in the Senior Management Severance Plan, then the participant will be entitled to the payments and benefits described below. If, however, Emergent terminates a participant’s employment prior to a change of control at the request of a party involved in such change of control or otherwise in connection with or in anticipation of a change of control, the participant becomes entitled to the same payments and benefits described below but they are paid or distributed in the same manner as if the termination had been a without cause termination.

•	A lump sum amount equal to the sum of:

•	Any unpaid base salary and accrued paid time-off through the date of termination,

•	A pro rata portion of the participant’s target annual bonus in respect of the year of termination,

•	Any bonus earned but unpaid as of the date of termination for any previously completed year,

•	Any unreimbursed expenses incurred by the participant prior to the date of termination, and

•	An amount equal to a specified percentage of the sum of the participant’s base salary and the participant’s target bonus, as indicated in the table below;

•	Employee and fringe benefits and perquisites, if any, to which the participant may be entitled as of the date of termination of employment under Emergent’s relevant plans, policies and programs;

•	Any unvested stock options, stock appreciation rights, shares of restricted stock, restricted stock units and other stock-unit awards held by the participant that are outstanding on the date of termination will become fully vested as of that date. In addition, the period during which any stock options held by the participant that are outstanding on that date may be exercised shall be extended to a date that is the later of the 15th day of the third month following the termination date, or December 31 of the calendar year in which the stock option would otherwise have expired if the exercise period had not been extended, but not beyond the final date the stock option could have been exercised if the participant’s employment had not terminated, in each case based on the term of the option at the original grant date;

•	Continued eligibility for the participant and his or her eligible dependents to receive employee benefits (such as medical, dental, life insurance (not to exceed one year), disability and pension benefits), for a stated period following the participant’s date of termination as indicated in the table below, except when the provision of employee benefits would result in a duplication of benefits provided by any subsequent employer;

•	The retention for the maximum period permitted by applicable law of all rights the participant has to indemnification from Emergent immediately prior to the change of control and the continuation throughout the period of any applicable statute of limitations of any director’s and officer’s liability insurance covering the participant immediately prior to the change of control; and

•	The advancement to the participant of all costs and expenses, including attorney’s fees and disbursements, incurred by the participant in connection with any legal proceedings that relate to the termination of employment or the interpretation or enforcement of any provision of the Senior Management Severance Plan, for which the participant will have no obligation to reimburse Emergent if the participant prevails in the proceeding with respect to at least one material issue or the proceeding is settled.

The following table sets forth the percentage of base salary and bonus and the stated period for continued employee benefits to which each participant is entitled under the circumstances described above in connection with a change of control.

Benefits for a Termination In Connection with a Change in Control
Name	Percentage of Annual Base Salary and Bonus	Stated Period for Continued Employee Benefits
Marvin L. White	none	none
Jeffrey G. Lamothe(1)	none	24 months
Scott C. Stromatt, M.D.	125%	12 months

(1)	Mr. Lamothe opted out of the Senior Management Severance Plan and entered into a separate severance agreement with Aptevo.

The following table sets forth the amount of potential payments and value of benefits that each participant would have received if Emergent had terminated their employment prior to or in connection with a change of control on December 31, 2015.

	Termination Prior to or in Connection with a Change of Control
Name	Cash Payments(1)	Value of Benefits(2)	Value of Equity Awards(3)
Marvin L. White	$—	$—	$—
Jeffrey G. Lamothe(3)	$334,771	$36,657	$322,152
Scott C. Stromatt, M.D.	$669,906	$19,045	$710,924

(1)	The amounts in this column represent the aggregate amount equal to the applicable specified percentage of the participant’s annual base salary and target bonus in effect on December 31, 2015, plus 100% (the applicable pro rata portion) of the participant’s target annual bonus for 2015.
(2)	The amounts in this column reflect the estimated value of future premiums under Emergent’s health and welfare benefit plans and life insurance program.
(3)	The amounts in this column reflect the value of accelerated vesting of stock options and restricted stock units. The amounts reflecting the value of accelerated vesting of stock options are calculated by multiplying the number of shares subject to accelerated vesting under outstanding stock options by the difference between $40.01, which was the closing market price per share of Emergent common stock on December 31, 2015, and the per share exercise price of the applicable accelerated stock option. The amounts reflecting the value of accelerated vesting of restricted stock units are calculated by multiplying the number of shares subject to accelerated vesting under restricted stock unit grants by $40.01, which was the closing market price per share of Emergent common stock on December 31, 2015.

General provisions. All payments under the Senior Management Severance Plan will be reduced by any applicable taxes required by applicable law to be paid or withheld by Emergent. If at the time a participant’s employment is terminated, the participant is a specified employee within the meaning of Section 409A of the Internal Revenue Code, or Section 409A, then any payments to the participant that constitute non-qualified deferred compensation within the meaning of Section 409A will be delayed by a period of six months. All such payments that would have been made to the participant during the six-month period will be made in a lump sum on the date that is six months and one day following the date of termination, and all remaining payments will commence in the seventh month following the date of termination. Emergent’s board of directors or any committee thereof designated by the Emergent board of directors is authorized to administer the Senior Management Severance Plan and has authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Senior Management Severance Plan as it deems advisable.

As a condition to payment of any amounts payable upon a termination without cause under the Senior Management Severance Plan, the participant is required:

•	For a period of 12 months (or six months for vice presidents who participate in the Senior Management Severance Plan) not to:

•	Induce, counsel, advise, solicit or encourage its employees to leave its employ or to accept employment with any other person or entity,

•	Induce, counsel, advise, solicit or encourage any person who Emergent employed within six months prior to that time to accept employment with any person or entity besides us or hire or engage that person as an independent contractor,

•	Solicit, interfere with or endeavor to cause any of its customers, clients or business partners to cease or reduce its relationship with it or induce any such customer, client or business partner to breach any agreement that such customer, client or business partner may have with Emergent, and

•	Engage in or have a financial interest in any business competing with Emergent within any state, region or locality in which Emergent is then doing business or marketing products;

•	Upon reasonable notice and at Emergent’s expense, to cooperate fully with any reasonable request that may be made by Emergent in connection with any investigation, litigation or other similar activity to which Emergent is or may be a party or may otherwise be involved and for which the participant may have relevant information; and

•	To sign and deliver a suitable waiver and release under which the participant will release and discharge Emergent from and on account of any and all claims that relate to or arise out of the employment relationship.

Director Compensation Following the Separation

Aptevo’s non-employee directors have not received, and will not receive, any compensation for their service on Aptevo’s board of directors prior to the completion of the distribution.

In anticipation of the separation, the Emergent compensation committee engaged Willis Towers Watson to review market practice and recommend a potential compensation structure for Aptevo’s non-employee directors. Upon this review, the Emergent board of directors approved the Aptevo Directors Compensation Program, which we expect to be effective upon the completion of the separation and distribution, subject to any adjustments by Aptevo’s compensation committee and board of directors following the distribution. Under the Aptevo Directors Compensation Program, we expect that Aptevo’s non-employee directors will receive the compensation set forth in the table below. We also expect to reimburse Aptevo’s non-employee directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Element	Program
Annual Cash Retainer	$40,000
Committee Chair Retainer	$20,000 – Audit
$15,000 – Compensation
Committee Member Retainer	$10,000 – Audit
$7,500 – Compensation
Annual Equity Grant	25,000 options
Initial Equity Grant (including annual)	37,500 options

As indicated in the table above, we expect that the Aptevo Director Compensation Program will provide for the award of stock options upon commencement of service on Aptevo’s board of directors and for the annual award of stock options. The initial grant of stock options are expected to vest in three equal instalments on the first, second and third annual anniversaries of the date of grant. Thereafter, annual equity grants are expected to vest in four equal instalments each quarter of the year.

Director Transition Grants

It is currently anticipated that Emergent directors who will join Aptevo as directors and those Emergent directors who will serve on both boards of directors following the separation will receive additional equity grants in connection with their formal Aptevo appointments. As previously noted, Mr. White is expected to receive a transition grant of options to purchase 400,950 shares of Aptevo common stock in connection with his appointment as Aptevo’s chief executive officer. Final decisions regarding equity grants to other Emergent directors who will join the Aptevo board will be made in the future.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Emergent

Following the separation and distribution, Aptevo and Emergent will operate separately, each as an independent public company. Aptevo will enter into a separation and distribution agreement with Emergent, which is referred to in this information statement as the “separation agreement,” to effect the separation. In connection with the separation, Aptevo will also enter into various other agreements to provide a framework for its relationship with Emergent after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement. These agreements will provide for the allocation between Aptevo and Emergent of Emergent’s assets, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Aptevo’s separation from Emergent and will govern certain relationships between Aptevo and Emergent after the separation.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which Emergent distributes Aptevo common stock to the holders of Emergent common stock.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Aptevo and Emergent as part of the separation of Emergent into two companies, and will provide for when and how these transfers, assumptions and assignments will occur. Certain of the necessary transfers, assumptions and assignments will be accomplished through the internal reorganization. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:

•	certain assets related to Emergent’s biosciences business (and certain legacy businesses and operations of Aptevo), which we refer to as the “Aptevo Assets,” will be transferred to Aptevo or one of its subsidiaries;

•	certain liabilities related to Aptevo’s business or the Aptevo Assets, which we refer to as the “Aptevo Liabilities,” will be retained by or transferred to Aptevo, including certain liabilities associated with previously consummated divestitures of assets primarily related to the biosciences business; and

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Aptevo Assets and Aptevo Liabilities (such assets and liabilities, other than the Aptevo Assets and the Aptevo Liabilities, we refer to as the “Excluded Assets” and “Excluded Liabilities,” respectively) will be retained by or transferred to Emergent.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Aptevo nor Emergent will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Aptevo or Emergent, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Aptevo or Emergent, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, Aptevo or Emergent, as applicable, will hold such assets in trust for the other party.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Emergent will distribute to its stockholders that hold Emergent common stock as of the record date for the distribution all of the issued and outstanding shares of Aptevo common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares, if applicable.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by Emergent) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” Emergent will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution and the distribution date.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement will provide that Aptevo and its affiliates will release and discharge Emergent and its affiliates from all liabilities assumed by Aptevo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Aptevo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Emergent and its affiliates will release and discharge Aptevo and its affiliates from all liabilities retained by Emergent and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, a transition services agreement, a tax matters agreement, an employee matters agreement, a manufacturing services agreement, a Canadian distributor agreement, a trademark license agreement and a product license agreement.

Indemnification

In the separation agreement, Aptevo will agree to indemnify, defend and hold harmless Emergent, each of Emergent’s affiliates and each of Emergent and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Aptevo, any subsidiary of Aptevo, or any person controlled by Aptevo, which we refer to as the “Aptevo Group” or any other person to pay, perform or otherwise promptly discharge any Aptevo Liabilities or Aptevo Contract in accordance with its respective terms, whether prior to, on or after the distribution date;

•	the business and operations of the biosciences business and related businesses and operations (except to the extent it constitutes an Excluded Liability), any Aptevo Liability or any Aptevo Contract;

•	any breach by Aptevo or any other member of the Aptevo Group of the separation agreement or any of the ancillary agreements;

•	except to the extent it constitutes an Excluded Liability, any guarantee, indemnification obligation, letter of credit reimbursement obligation, surety, bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Aptevo Group by Emergent, any subsidiary of Emergent, any person controlled by Emergent, which we refer to as the “Emergent Group,” that survives following the distribution; and

•	any untrue statement or alleged untrue statement in the registration statement on Form 10, including within this information statement, of a material fact, except to the extent related exclusively to Emergent Group, Emergent Business, Emergent’s intentions with respect to the distribution or terms of the distribution.

Emergent will agree to indemnify, defend and hold harmless Aptevo, each of Aptevo’s affiliates and each of Aptevo’s and Aptevo’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Emergent or any other member of the Emergent Group or any other person to pay, perform or otherwise promptly discharge any Excluded Liabilities in accordance with their terms, whether prior to, on or after the distribution date;

•	the Excluded Liabilities;

•	the businesses and operations of the Emergent Group other than the biosciences business (except to the extent it constitutes an Aptevo Liability and other than the conduct of business, operations or activities for the benefit of the Aptevo Group pursuant to any ancillary agreement);

•	any breach by Emergent or any other member of the Emergent Group of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement in the registration statement on Form 10, including within this information statement, of a material fact, solely to the extent such statement or omission is related exclusively to Emergent Group, Emergent Business, Emergent’s intentions with respect to the distribution or terms of the distribution.

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Non-competition and Non-solicitation Provisions

The separation agreement prohibits Emergent from making, manufacturing, using, selling, offering for sale, importing or otherwise exploiting protein therapeutics intended to treat oncolytic diseases during the period commencing upon completion of the distribution and ending on the earlier of the third anniversary of the completion of the distribution or a change of control of Emergent, subject to certain exceptions.

The separation agreement also prohibits, for a period of 12 months following the completion of the distribution, each of Emergent and Aptevo from soliciting the employees of the other party to leave his or her employment with the other party, or to hire such party, subject to certain exceptions.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Aptevo and Emergent agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Aptevo and Emergent related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by negotiation by applicable local or functional representatives of Aptevo and Emergent and, if necessary, escalation of the matter to a transition committee composed of representatives of Aptevo and Emergent. If such efforts are not successful, either Aptevo or Emergent may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, Emergent will be responsible for all costs and expenses incurred in connection with the separation prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Emergent and Aptevo, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of Emergent without the approval of any person, including Aptevo or Emergent stockholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both Emergent and Aptevo.

Transition Services Agreement

Aptevo and Emergent will enter into a transition services agreement in connection with the separation pursuant to which Emergent and its affiliates will provide to Aptevo and its affiliates, on an interim, transitional basis, various services, including, but not limited to, accounts payable administration, information technology services, regulatory and clinical support, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow Emergent to recover all direct and indirect costs. Aptevo will be provided with reasonable information that supports the charges for such transition service by Emergent.

The services will commence on the distribution date and terminate up to two years following the distribution date. Aptevo may terminate certain specified services by giving prior written notice to Emergent and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of Emergent under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to Emergent by Aptevo pursuant to the transition services agreement. The transition services agreement also will provide that Emergent will not be liable to Aptevo for any special, indirect, incidental, punitive or consequential damages.

Tax Matters Agreement

In connection with the separation, Aptevo and Emergent will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

With respect to taxes arising in the ordinary course of business, Aptevo will generally be liable for all taxes relating to the biosciences business that are attributable to the period after the distribution, and Emergent will indemnify Aptevo for all taxes relating to the biosciences business that are attributable to the period prior to the distribution.

In addition, to preserve the tax-free treatment to Emergent and its stockholders of the distribution, under the tax matters agreement, Emergent and Aptevo will be restricted from taking, or failing to take, any action that could reasonably be expected to prevent the distribution, together with certain related transactions, from qualifying as a transaction described in Sections 355 and 368(a)(1)(D) of the Code. In particular, for a period of two years following the separation, Aptevo will be restricted from taking certain actions (including restrictions on share issuances, business combinations, sales of assets, amendments to organizational documents and similar transactions) that could cause the distribution, together with certain related transactions, to fail to so qualify. Aptevo may take such a restricted action if (i) it provides Emergent with an opinion from a U.S. tax counsel or accountant of recognized national standing, reasonably acceptable to Emergent, in form and substance satisfactory to Emergent, that the transaction will not affect the tax-free status of the distribution and certain related transactions, (ii) Emergent obtains, at Aptevo’s request, a supplemental ruling from the IRS, in form and substance reasonably satisfactory to Emergent, that the action will not affect the tax-free status of the distribution and certain related transactions, or (iii) Emergent waives in writing the requirement to obtain such opinion or ruling.

The tax matters agreement will provide special rules that allocate tax liabilities and related expenses (including damages related to claims of Emergent stockholders) resulting from the failure of the distribution, together with certain related transactions, to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D)

of the Code. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on Aptevo or Emergent that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction described under Sections 355 and 368(a)(1)(D), to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement or the IRS private letter ruling or in the representation letters provided to WilmerHale LLP in connection with its providing an opinion regarding the tax consequences of the distribution and certain related transactions. This indemnification will apply with respect to an acquisition of a party’s stock even if such party has not facilitated such acquisition. This indemnification will also apply even if Emergent has permitted Aptevo to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

Aptevo and Emergent will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters.

Generally, the employee matters agreement will provide for the transfer or assignment of employees from Emergent to Aptevo, provide for the establishment of Aptevo compensation and benefit plans and programs, which are expected to be generally comparable to those currently in place at Emergent, and allocate liabilities and responsibilities relating to their respective employees’ and former employees’ compensation and benefit plans and programs between Emergent and Aptevo. Among other things, the employee matters agreement will provide that, following the distribution, Aptevo’s active employees generally will no longer participate in benefit plans sponsored or maintained by Emergent and will commence participation in Aptevo’s benefit plans. The employee matters agreement will also provide for the treatment of outstanding Emergent equity awards (as described in the section entitled “The Separation and Distribution—Treatment of Equity Based Compensation”) and certain other outstanding incentive awards. In addition, the employee matters agreement will set forth the general principles relating to employee matters, including the assumption and/or retention of liabilities and related benefit plan assets, the treatment of expense reimbursements, workers’ compensation, employee leaves of absence, the provision of employee service credit, the sharing of employee information and the non-duplication or acceleration of benefits.

Intellectual Property Agreements

Product License Agreement. Aptevo will enter into a product license agreement with Emergent pursuant to which Emergent will grant to Aptevo a perpetual, exclusive royalty-free, nontransferable worldwide license, under certain licensed intellectual property rights, to research, develop, make, have made, use, sell, offer to sell and import WinRho SDF, HepaGam B and VARIZIG in their respective indications. Aptevo will only be permitted to exercise rights under the license with respect to Emergent’s human hyperimmune platform manufacturing know-how through a third-party contract manufacturer, and then only if the manufacturer is bound to maintain the confidentiality of the manufacturing know-how and is either approved by Emergent, in its sole discretion, or there has been a manufacturing failure under the manufacturing services agreement. In addition, Aptevo will grant Emergent a non-exclusive, royalty-free, worldwide, perpetual, irrevocable, fully paid-up, fully sublicensable, fully transferable license to reproduce, copy, make derivative works of, use and otherwise exploit the clinical and pre-clinical data, including the related safety data, that exists on the distribution date and is related to WinRho SDF, HepaGam B and VARIZIG.

Aptevo may terminate its rights under the agreement at any time by providing written notice to Emergent. Emergent may terminate the agreement if Aptevo breaches the agreement and the breach is not cured within a specified period of time or is uncurable. Each party may terminate the agreement if the other party experiences certain bankruptcy events.

Trademark License Agreement. Aptevo will enter into a license agreement with Emergent pursuant to which Emergent will grant Aptevo a non-exclusive, royalty-free, worldwide, non-sublicenseable license under certain trademarks of Emergent to distribute the physical inventory of packaging and marketing materials assigned to Aptevo as part of the distribution, solely to sell, offer to sell and otherwise commercialize the commercial products until such inventory of packaging and marketing materials is depleted but in no event after the third anniversary of the distribution. The license will also permit Aptevo to include Emergent’s trademarks on additional packaging and marketing materials created after the distribution date for WinRho SDF, HepaGam B, and VARIZIG intended for sale outside the United States, to the extent necessary to comply with regulatory requirements for so long as Emergent is providing distribution services for those products or manufacturing services for such products, or both. In addition, Emergent will covenant not to sue Aptevo for trade dress infringement pertaining to applicable packaging materials while Emergent is performing services for Aptevo under the manufacturing services agreement and for a specified period of time thereafter. Aptevo will grant Emergent a non-exclusive, worldwide, irrevocable, royalty-free license to use, have used, display and have displayed trademarks of Aptevo in furtherance of Emergent’s performance under the agreements between Emergent and Aptevo and for incidental uses (the latter limited to two years from the distribution date).

Aptevo may terminate its rights under the agreement at any time by providing written notice to Emergent. Emergent may terminate the agreement if Aptevo breaches the agreement and the breach is not cured within a specified period of time or is uncurable.

Commercial Agreements

The terms of these agreements are still being finalized and the descriptions included herein will be updated in a subsequent amendment.

Manufacturing Services Agreement. Aptevo will enter a manufacturing services agreement with Emergent prior to the distribution pursuant. The expiration date of the manufacturing services agreement is ten years following the date of its execution, which is expected to occur on the separation date.

Under the manufacturing services agreement, Emergent will manufacture, fill and finish, label, package and ship the hyperimmune products for Aptevo and will provide these services, other than manufacturing, fill and finish and certain other services, for the IXINITY product as well. Management believes these payments approximate those that would be made in an arm’s length transaction.

Canadian Distributor Agreement. Aptevo will enter into a Canadian distributor agreement with Emergent pursuant to which Emergent will make product intended for sale in Canada available to Aptevo’s Canadian customers.

Funding Arrangement

At or prior to the separation, Emergent will issue a non-negotiable promissory note in the amount of $20 million to Aptevo. This note will be unsecured, will bear no interest, will be non-transferrable and will be payable by Emergent six to 12 months after the distribution date on demand by Aptevo. For additional information, see the section entitled “Risk Factors—Risks Related to Aptevo’s Business.”

Consulting Arrangements Entered into in Connection with the Separation

John E. Niederhuber, M.D. On May 18, 2016, John E. Niederhuber, M.D. entered into a consulting agreement with Emergent, pursuant to which Dr. Niederhuber provides consulting services consisting of evaluative services, expert advice and guidance, general strategy recommendations, and other similar assistance regarding industry products, technology platforms, and research and development programs to the Emergent board of directors. In accordance with the terms of the consulting agreement, Dr. Niederhuber receives a consulting fee from Emergent of $2,000 per calendar quarter and is reimbursed for his reasonable out-of-pocket expenses. In addition, Dr. Niederhuber was granted 2,000 Emergent restricted stock units on the effective date of his consulting agreement and will receive an additional 2,000 Emergent restricted stock units on the one-year anniversary of the effective date of the agreement. Both restricted stock unit grants will vest on the first anniversary of the date of grant. The consulting agreement has a term that expires on June 30, 2018, unless it is otherwise terminated earlier by Dr. Niederhuber, for any reason, or by Emergent for “cause” as defined in the agreement.

Marvin L. White. For a discussion of the consulting agreement entered into by and between Emergent and Mr. White in anticipation of the separation, see the section entitled “Compensation Discussion and Analysis—Marvin White Compensation.”

Procedures for Approval of Related Party Transactions

Aptevo’s board of directors will adopt a written policy regarding the review and approval or ratification of transactions involving Aptevo and its directors, nominees for directors, executive officers, immediate family members of these individuals, and stockholders owning 5% or more of our outstanding common stock, each of whom is referred to as a “related party.” The policy will cover any related party transaction, arrangement or relationship where a related party has a direct or indirect material interest and the amount involved exceeds $120,000 in any calendar year. Under the policy, the Audit Committee of Aptevo’s Board of Directors will be responsible for reviewing and approving, or ratifying, the material terms of any related party transactions. The committee will be charged with determining whether the terms of the transaction are any less favorable than those generally available from unaffiliated third parties, and determining the extent of the related party’s interest in the transaction.

Related party transactions that will require review by the Audit Committee pursuant to this policy will be identified in:

•	questionnaires annually distributed to Aptevo’s directors and officers;

•	certifications submitted annually by our officers related to their compliance with Aptevo’s Code of Conduct; or

•	communications made directly by the related party to Aptevo’s chief financial officer or general counsel.

In determining whether to approve or ratify a related party transaction, the Audit Committee will consider the following items, among others:

•	the related party relationship with Aptevo and interest in any transaction with Aptevo;

•	the material terms of a transaction with Aptevo, including the type and amount;

•	the purpose of, and the potential benefits to Aptevo of, any proposed or actual transaction;

•	whether a transaction was undertaken in the ordinary course of our business; and

•	any information regarding the related party transaction or the related party in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

This process will be included in the written policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Aptevo’s common stock will be owned beneficially and of record by Emergent. The following table sets forth information with respect to the expected beneficial ownership of Aptevo’s common stock, upon the distribution, by (1) each person who Aptevo believes will be a beneficial owner of 5% or more of Aptevo’s outstanding common stock, (2) each expected director and named executive officer of Aptevo and (3) all of Aptevo’s expected directors and named executive officers as a group. Aptevo based the share amounts on each person’s beneficial ownership of Emergent’s common stock and stock options or other equity awards as of June 30, 2016 unless Aptevo indicates some other basis for the share amounts, and assume a distribution ratio of one share of Aptevo’s common stock for every two shares of Emergent’s common stock. The address of each director and executive officer shown in the table below is c/o Aptevo, 2401 4th Avenue, Suite 1050, Seattle, WA 98121.

Name of Beneficial Owner	Outstanding Shares Beneficially Owned(1)	Right to Acquire Beneficial Ownership(2)	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Fuad El-Hibri(3)	2,761,778	—	2,761,778	13.7%
Marvin White	8,283	—	8,283	*
Daniel J. Abdun-Nabi(4)	41,752	—	41,752	*
Grady Grant III	—	—	-	*
Zsolt Harsanyi, Ph.D.	10,333	—	10,333	*
Barbara Lopez Kunz	—	—	-	*
John E. Niederhuber, M.D.	8,283	—	8,283	*
Jeffrey G. Lamothe	—	—	-	*
Scott C. Stromatt	2,244	—	2,244	*
All executive officers and directors as a group (9 persons)	2,832,673	—	2,832,673	14.0%
5% or greater stockholders
Vanguard Group(5)	1,444,044	—	1,444,044	7.3%
BlackRock, Inc.(6)	1,496,151	—	1,496,151	7.5%
Intervac, L.L.C.	2,172,125	—	2,172,125	10.7%

*	Represents beneficial ownership of less than 1% of common stock

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to shares of our common stock. The information set forth in the table above is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares deemed beneficially owned in this table does not constitute an admission of beneficial ownership of those shares. Except as otherwise noted, to our knowledge, the persons and entities named in the table above have sole voting and investment power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

(2)	Consists of shares of common stock subject to stock options exercisable as of, or within 60 days of June 30, 2016, and shares of common stock issuable under restricted stock unit awards that vest within 60 days of June 30. Shares of common stock subject to stock options that are exercisable as of or within 60 days of June 30, 2016 and shares of common stock issuable under restricted stock unit awards that vest within 60 days of June 30, 2016 are deemed to be outstanding and beneficially owned by the person holding the option or restricted stock unit for the purpose of calculating the percentage ownership of that person, but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

(3)

Mr. El-Hibri has a beneficial ownership interest in 2,761,778 shares of our common stock through his direct holdings in certain entities and shares held by trusts indirectly controlled by Mr. El-Hibri, which represent approximately 14% of our outstanding common stock. In accordance with the rules and regulations of the

SEC, Mr. El-Hibri’s beneficial ownership is deemed to consist of the following shares of our common stock:

•	1,175,165 shares held by Intervac, L.L.C.;

•	762,077 shares held by BioVac, L.L.C.; and

•	824,536 shares held directly by Mr. El-Hibri.

(4)	Includes 1,000 shares held by Mr. Abdun-Nabi’s children, as to which Mr. Abdun-Nabi disclaims beneficial ownership.

(5)	Based on information provided in a Schedule 13G/A that was filed with the SEC on February 11, 2016 by The Vanguard Group, Inc. The Vanguard Group, Inc. reported sole voting power with respect to 2,888,089 shares, sole dispositive power with respect to 2,827,209 shares and shared dispositive power with respect to 60,880 shares of Emergent’s common stock as of December 31, 2015. Based on the distribution ratio of one share of Aptevo common stock for every two shares of Emergent stock, the total beneficially owned Aptevo common shares equals 1,444,044. Aggregate beneficial ownership reported by The Vanguard Group, Inc. is on a consolidated basis and includes shares beneficially owned by the following wholly-owned subsidiaries of The Vanguard Group, Inc., none of which beneficially owns 5% or greater of the outstanding shares of Emergent’s common stock: Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6)	Based on information provided in a Schedule 13G/A that was filed with the SEC on February 10, 2016 by BlackRock, Inc. BlackRock, Inc. is the beneficial owner of 2,992,302 shares and has sole voting power with respect to 2,903,068 shares and sole dispositive power with respect to 89,234 shares of Emergent’s common stock as of December 31, 2015. Based on the distribution ratio of one share of Aptevo common stock for every two shares of Emergent common stock, the total beneficially owned Aptevo common shares equals 1,496,151. Aggregate beneficial ownership reported by BlackRock, Inc. is on a consolidated basis and includes shares beneficially owned by the following subsidiaries of BlackRock, Inc., none of which beneficially owns 5% or greater of the outstanding shares of Emergent’s common stock: BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.

THE SEPARATION AND DISTRIBUTION

Overview

On August 6, 2015, Emergent announced its intention to separate its biosciences business. The separation will occur by means of a pro rata distribution to Emergent stockholders of 100% of the shares of common stock of Aptevo, which was formed to hold certain assets of Emergent’s biosciences business. In connection with this distribution, we expect that Emergent will complete an internal reorganization, which we refer to as the “internal reorganization,” as a result of which Aptevo will become the parent company of those Emergent operations comprising, and the entities that will conduct, the biosciences business.

On July 10, 2016, the Emergent board of directors approved the distribution of all of Aptevo’s issued and outstanding shares of common stock on the basis of one share of Aptevo common stock for every two shares of Emergent common stock held as of the close of business on July 22, 2016, the record date for the distribution.

On August 1, 2016, the distribution date, each Emergent stockholder will receive one share of Aptevo common stock for every two shares of Emergent common stock held at the close of business on the record date for the distribution, as described below. Emergent stockholders will receive cash in lieu of any fractional shares of Aptevo common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Emergent common stock or take any other action to receive your shares of Aptevo common stock in the distribution. The distribution of Aptevo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

The Emergent board of directors believes that separating the biosciences business from the biodefense business of Emergent is in the best interests of Emergent and its stockholders for a number of reasons, including the following:

•	Allocation of Capital. The Emergent board believes that the separation will permit each company to allocate its financial resources in a manner more tailored to its own commercial and strategic priorities and eliminate the competition for capital that has arisen between the two businesses.

•	Targeted Investment Opportunities. The Emergent board believes that the separation will (1) allow each company to target investors attracted to its business profile, (2) allow investors to separately value each company based on its unique investment identity and (3) attract investors to each company that are not willing to invest in a combined entity but are willing to invest in a distinct “pure play” company.

•	Access to Capital and Acquisition Currency. The Emergent board believes that the separation will create an independent equity currency for each of Emergent and Aptevo that will afford each company (1) direct, standalone access to the capital markets, (2) the opportunity to capitalize on its unique growth opportunities and (3) facilitate an ability to finance future acquisitions using its capital stock.

•	Management Focus and Operational Efficiency. The Emergent board believes that the separation will permit the management of each company to tailor business strategies to best pursue targeted opportunities for long-term growth and profitability and enhance the business focus of each company and better align resources to achieve strategic priorities.

•	Competitive Equity Compensation. The Emergent board believes that the separation will permit Aptevo to use equity compensation to attract and retain top talent in a manner and degree consistent with its operational priorities and growth prospects and more competitive with its industry peers, and that the separation will better align the value of equity compensation with the performance of the business for which the individual is employed, which is expected to make equity compensation more attractive to potential and existing employees.

The Emergent board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•	Increased Administrative Costs. As a current part of Emergent, Aptevo takes advantage of certain functions performed by Emergent, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Emergent will not perform certain of these functions for Aptevo, and, because of Aptevo’s smaller scale as a standalone company, Aptevo’s cost of performing such functions may be higher than the amounts reflected in Aptevo’s historical financial statements, which may adversely affect Aptevo’s results of operations.

•	Disruption Related to the Separation. The actions required to separate Emergent’s and Aptevo’s respective businesses could disrupt Aptevo’s operations.

•	Increased Impact of Certain Costs. Certain costs and liabilities that were otherwise less significant to Emergent as a whole will be more significant for Aptevo as a standalone company due to Aptevo being smaller than Emergent.

•	Significant Separation Costs. Emergent and Aptevo will incur costs in connection with the transition to being standalone public companies that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Aptevo, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems.

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. Aptevo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (1) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing its business; and (2) following the separation, Aptevo may be more susceptible to market fluctuations and other adverse events than if Aptevo were still a part of Emergent because its business will be less diversified than Emergent’s business prior to the completion of the separation.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that Aptevo will enter into with Emergent, for a period of two years following the separation, Aptevo will be restricted from taking certain actions that could cause the distribution, together with certain related transactions, to fail to qualify as a tax-free transaction for U.S. federal income tax purposes. During this period, these restrictions may limit Aptevo’s ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of its business.

•	Loss of Scale. As a current part of Emergent, Aptevo takes advantage of Emergent’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, Aptevo may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Emergent obtained prior to completion of the separation.

•	Loss of Joint Arrangements. As a current part of Emergent, Aptevo takes advantage of Emergent’s overall presence to procure more advantageous distribution arrangements. After the separation, as a standalone company, Aptevo may be unable to obtain similar arrangements to the same extent as Emergent did, or on terms as favorable as those Emergent obtained, prior to completion of the separation.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Aptevo or Emergent common stock or whether the combined market value of 0.5 shares of Aptevo common stock and one share of Emergent common stock will be less than, equal to, or greater than the market value of one share of Emergent common stock prior to the distribution.

In determining to pursue the separation, the Emergent board of directors concluded that the potential benefits of the separation outweighed the potential negative factors.

Formation of Aptevo

Aptevo was formed in Delaware in February 2016 for the purpose of holding certain assets and liabilities of Emergent’s biosciences business. As part of the plan to separate the biosciences business from the remainder of its businesses, in connection with the internal reorganization, Emergent plans to transfer the equity interests of certain entities that are expected to operate the biosciences business and the assets and liabilities of the biosciences business to Aptevo prior to the distribution.

When and How You Will Receive the Distribution

With the assistance of Broadridge Financial Solutions, Inc., the distribution agent for the distribution, which we refer to as the “distribution agent,” Emergent expects to distribute Aptevo common stock on August 1, 2016, the distribution date, to all holders of outstanding Emergent common stock as of the close of business on July 22, 2016, the record date for the distribution. The distribution agent will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Aptevo common stock.

If you own Emergent common stock as of the close of business on the record date for the distribution, Aptevo common stock that you are entitled to receive in the distribution will be issued as of the distribution date, to you in direct registration form or in certificated form or to your bank or brokerage firm on your behalf. If you are a registered holder, the distribution agent will then mail you a direct registration account statement that reflects your shares of Aptevo common stock. If you hold your Emergent shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Aptevo shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders. If you sell Emergent common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Aptevo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Emergent common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Aptevo common stock that have been registered in your name.

Most Emergent stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Emergent common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Aptevo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of Aptevo common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Aptevo Common Stock You Will Receive

For every two shares of Emergent common stock that you own at the close of business on July 22, 2016, the record date for the distribution, you will receive one share of Aptevo common stock on the distribution date. Emergent will not distribute any fractional shares of Aptevo common stock to its stockholders. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Emergent or Aptevo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Emergent or Aptevo and the distribution agent is not an affiliate of either Emergent or Aptevo. Neither Aptevo nor Emergent will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The receipt by a holder of a pro rata share of the aggregate net cash proceeds of these sales of fractional shares will be taxable to such holder for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for additional information regarding the material U.S. federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares. If you hold physical certificates for shares of Emergent common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of Emergent common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

Generally, pursuant to the employee matters agreement, each award of Emergent restricted stock units that is held by an Emergent employee or service provider (an “Emergent Holder”) as of the effective time of the distribution will be adjusted (the “Adjusted Emergent RSUs”), and each award of Emergent restricted stock units held by an Aptevo employee or service provider (an “Aptevo Holder”) as of the effective time of the distribution will be converted to a restricted stock unit award entitling the Aptevo Holder to Aptevo common stock (the “Aptevo RSUs”). The adjustment and conversion, respectively, will be structured to reflect the effect of the distribution. The Adjusted Emergent RSUs and the Aptevo RSUs will otherwise be subject to the same terms and conditions that applied to the original Emergent restricted stock units immediately before the distribution.

Similarly, the employee matters agreement generally provides that each Emergent stock option that is held by an Emergent Holder will remain an option to purchase Emergent common stock but will be adjusted (an “Adjusted Emergent Option”), and each Emergent stock option that is held by an Aptevo Holder will be converted into an option to purchase Aptevo common stock (an “Aptevo Option”). The exercise price and the number of shares covered by each Adjusted Emergent Option and Aptevo Option will reflect the effect of the distribution. Each Adjusted Emergent Option and Aptevo Option will otherwise be subject to the same terms and conditions that applied to the original Emergent stock options immediately before the distribution.

For purposes of the equity awards, the distribution will not result in a termination of employment or service for any holder of equity awards. Rather, the date of termination of employment or service with the applicable plan sponsor following the distribution shall be the holder’s termination date for purposes of outstanding equity awards. Following the distribution each Aptevo Holder will be considered to have been employed by or have provided services to, as the case may be, Aptevo before and after the distribution for purposes of vesting of such holder’s Aptevo RSUs and/or Aptevo Options.

Notwithstanding the foregoing and his anticipated election to the Aptevo board of directors, the employee matters agreement provides that any outstanding Emergent equity awards held by Dr. Niederhuber at the effective time of the distribution, including those recently awarded under the section entitled “Certain Relationships and Related Party Transactions—Consulting Arrangements Entered into in Connection with the Separation,” will not be converted into awards to acquire shares of Aptevo common stock. Rather, he will be treated as an Emergent Holder and receive Adjusted Emergent RSUs and Adjusted Emergent Options. The employee matters agreement further provides that his Adjusted Emergent RSUs and Adjusted Emergent Options will continue to vest in accordance with their terms while he provides consulting services to Emergent.

No award shall be adjusted or converted as described above unless such adjustment or conversion is consistent with all applicable laws, including U.S. securities laws. The adjustment or conversion of Emergent stock options and Emergent restricted stock units will be effectuated in a manner that is intended to avoid the imposition of any penalty or other taxes on the holders of such awards pursuant to Section 409A of the Code. Following the distribution, Emergent will be responsible for all liabilities associated with the Adjusted Emergent RSUs and Adjusted Emergent Options, and Aptevo will be responsible for all liabilities associated with Aptevo RSUs and Aptevo Options.

For a further discussion of the employee matters agreement, see the section entitled “Certain Relationships and Related Party Transactions—Employee Matters Agreement.”

Internal Reorganization

As part of the separation, and prior to the distribution, Emergent and its subsidiaries expect to complete an internal reorganization in order to transfer to Aptevo the biosciences business that Aptevo will hold following the separation. Among other things and subject to limited exceptions, the internal reorganization is expected to result in Aptevo owning, directly or indirectly, the operations comprising and the entities that conduct the biosciences business.

The internal reorganization is expected to include various restructuring transactions pursuant to which (1) the operations, assets and liabilities of Emergent and its subsidiaries used to conduct the biosciences business will be separated from the operations, assets and liabilities of Emergent and its subsidiaries used to conduct the biodefense business and (2) such biosciences operations, assets and liabilities will be contributed, transferred or otherwise allocated to Aptevo or one of its direct or indirect subsidiaries. Such restructuring transactions may take the form of asset transfers, mergers, demergers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the biosciences business or the biodefense business in such jurisdictions.

In the final step of the internal reorganization, Emergent will contribute to Aptevo certain assets, including all of the equity interests in the entities that are expected to conduct the biosciences business.

Following the completion of the internal reorganization and immediately prior to the distribution, Aptevo will be the parent company of the entities that are expected to conduct the biosciences business and Emergent (through subsidiaries other than Aptevo and its subsidiaries) will remain the parent company of the entities that are expected to conduct the biodefense business.

As more fully explained below, the diagram immediately below shows the simplified structure of the pre-internal reorganization businesses and entities of Emergent that are being contributed to Aptevo Therapeutics, Inc.:

The Biosciences Business of Emergent BioSolutions Inc., as defined in Note 1 to the Audited Combined Financial Statements contained in this information statement, include the certain businesses and entities that will be contributed to Aptevo Therapeutics Inc. in the internal reorganization in anticipation of the separation, which are owned through multiple different entities. The diagram above has been simplified for illustrative purposes and does not set forth all affiliated entities, including intermediate subsidiaries. The material businesses and primary entities that will be contributed directly to Aptevo Therapeutics Inc. by Emergent, which are included in the chart above, are discussed below.

Emergent will directly contribute to Aptevo Therapeutics Inc. the Emergent Product Development Seattle LLC, or EPDS LLC, entity, which is primarily a research and development company focused on the generation and clinical testing of recombinant protein therapeutics, based on the ADAPTIR platform, for the treatment of cancer and autoimmune disease. The other primary entity being directly contributed by Emergent is Cangene Europe Limited, which focuses on hematology (blood disease) therapeutics.

The businesses being contributed in the internal reorganization come from multiple Emergent entities. Such entities include Cangene BioPharma Inc. (its hyperimmune commercial business assets are being contributed, but not its contract manufacturing business) and Canadian entities Cangene Corporation and CNJ Holdings Inc. (each of which will have their hyperimmune commercial business assets contributed to Aptevo Therapeutics Inc., but not their biodefense hyperimmune businesses).

The diagram below shows what we expect will be the simplified structure of each of Aptevo and Emergent after completion of the internal reorganization, the separation and the distribution:

This diagram has been simplified for illustrative purposes and does not set forth all affiliated entities, including intermediate subsidiaries.

Results of the Distribution

After the distribution, Aptevo will be an independent, publicly-traded company. The actual number of shares to be distributed will be determined at the close of business on July 22, 2016, the record date for the distribution, and will reflect any exercise of Emergent options between the date the Emergent board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Emergent common stock or any rights of Emergent stockholders. Emergent will not distribute any fractional shares of Aptevo common stock.

We will enter into a separation agreement and other related agreements with Emergent before the distribution to effect the separation and provide a framework for our relationship with Emergent after the separation. These agreements will provide for the allocation between Emergent and Aptevo of Emergent’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to Aptevo’s separation from Emergent and will govern the relationship between Emergent and Aptevo after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for Aptevo Common Stock

There is currently no public trading market for Aptevo common stock. Aptevo has applied to have its shares of common stock listed on The NASDAQ Global Market under the symbol “APVO,” subject to official notice of distribution. Aptevo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price at which Aptevo common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Aptevo common stock that each Emergent stockholder will receive in the distribution and the Emergent common stock held at the record date for the distribution may not equal the “regular-way” trading price of the Emergent common stock immediately prior to the distribution. The price at which Aptevo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Aptevo common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Aptevo’s Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, Emergent expects that there will be two markets in Emergent common stock: a “regular-way” market and an “ex-distribution” market. Emergent common stock that trades on the “regular-way” market will trade with an entitlement to Aptevo common stock distributed in the distribution. Emergent common stock that trades on the “ex-distribution” market will trade without an entitlement to Aptevo common stock distributed in the distribution. Therefore, if you sell shares of Emergent common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Aptevo common stock in the distribution. If you own Emergent common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Aptevo common stock that you are entitled to receive pursuant to your ownership of shares of Emergent common stock as of the record date.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, Aptevo expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Aptevo common stock that will be distributed to holders of Emergent common stock on the distribution date. If you owned Emergent common stock at the close of business on the record date for the distribution, you would be entitled to Aptevo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Aptevo common stock, without trading the Emergent common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Aptevo common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective on August 1, 2016, which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by Emergent in its sole and absolute discretion), including, among others

•	the continued validity of a private letter ruling received by Emergent from the IRS regarding certain U.S. federal income tax matters relating to the distribution and certain related transactions;

•	the receipt of a tax opinion from counsel to Emergent substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions, taken together, will qualify as a transaction described under Sections 355(a) and 368(a)(1)(D) of the Code;

•	the internal reorganization having been completed and the transfer of certain assets and liabilities of the biosciences business from Emergent to Aptevo having been completed in accordance with the separation agreement;

•	no order, injunction, or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws or blue sky laws and the rules and regulations thereunder having been taken or made, and, where applicable, having become effective or been accepted;

•	all governmental approvals necessary to consummate the separation, the distribution and the transactions related thereto and to permit the operation of Aptevo’s business after the distribution date having been obtained and being in full force and effect;

•	the separation and the distribution not violating or resulting in a breach of applicable law or any material contract of Emergent or Aptevo or any of their respective subsidiaries;

•	the approval for listing on NASDAQ for the shares of Aptevo common stock to be delivered to the record holders in the distribution having been obtained, subject to official notice of issuance;

•	the SEC declaring effective the Form 10, with no order suspending the effectiveness of the Form 10 in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	this information statement and such other information concerning Aptevo, its business, operations and management, the distribution and such other matters as Emergent shall determine in its sole and absolute discretion and as may otherwise be required by law having been mailed to the holders of record of Emergent common stock on the record date;

•	Emergent’s board of directors authorizing and approving the distribution and not having withdrawn such authorization and approval;

•	Emergent’s board of directors approving the assets and liabilities included in the Aptevo balance sheet; and

•	no other events or developments existing or having occurred that, in the judgment of Emergent’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the transactions related thereto.

Emergent will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date, and the distribution ratio. Emergent will also have sole and absolute discretion to waive any of the conditions to the distribution. Emergent does not intend to notify its stockholders of any modifications to the terms of the separation or distribution that, in the judgment of its board of directors, are not material. For example, the Emergent board of directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Emergent board of directors determines that any modifications by Emergent materially change the material terms of the distribution, Emergent will notify Emergent stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the distribution to Emergent and Emergent stockholders. This discussion is based on the Code, laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to varying interpretations, which could result in U.S. federal income tax consequences different from those described below.

This discussion addresses only the U.S. federal income tax consequences to Emergent stockholders who are U.S. holders (as defined below) who hold their shares of Emergent stock as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to a particular stockholder in light of the holder’s individual circumstances. This discussion does not address the tax consequences to holders who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons who hold their shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes, holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or holders who did not hold their shares continuously from the record date for the distribution to the time of the distribution. In addition, this discussion does not address the tax consequences under any state, local or foreign tax laws or the alternative minimum tax or net investment income tax provisions of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Emergent common stock who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Emergent common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) that hold Emergent common stock and partners of such partnerships should consult their tax advisors regarding the tax consequences of the distribution to them.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX RULES AND THE EFFECT OF POSSIBLE CHANGES IN LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Emergent has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the distribution and certain related transactions. It is a condition to the distribution that (i) the private letter ruling from the IRS continue to be valid and in full force and effect and (ii) Emergent receive an opinion from WilmerHale LLP, in form and substance satisfactory to Emergent, substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions, taken together, will qualify as a transaction described under Sections 355(a) and 368(a)(1)(D) of the Code. The IRS private letter ruling is based upon certain facts and representations submitted by Emergent to the IRS. In addition, the opinion from WilmerHale LLP will be based upon and rely on, among other things, the IRS private letter ruling and certain facts and assumptions, as well as certain representations and covenants of Emergent and Aptevo contained in the tax matters agreement and certain representations contained in representation letters provided by Emergent, Aptevo and certain stockholders to WilmerHale LLP, including representations and covenants relating to the past and future conduct of Emergent, Aptevo and such stockholders. If any of these facts, assumptions, representations, or covenants is, or becomes, inaccurate or incomplete, the IRS private letter ruling and/or the opinion of WilmerHale LLP may be invalid and the conclusions reached therein could be jeopardized. In addition, the IRS private letter ruling only addresses certain limited matters relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction described under Sections 355(a) and 368(a)(1)(D) of the Code, and the opinion of WilmerHale LLP will represent the judgment of such counsel which is not binding on the IRS or any court. Accordingly, notwithstanding the IRS private letter ruling and the opinion of WilmerHale LLP, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions should be treated as a taxable transaction for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in any such challenge, Emergent, Aptevo, and our stockholders would be subject to the tax consequences described below under “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.”

Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies Under Sections 355 and 368(a)(1)(D) of the Code

Assuming that the distribution, together with certain related transactions, qualifies as a transaction described under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution will generally be as follows:

•	subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by Emergent upon the distribution of Aptevo common stock to Emergent stockholders;

•	no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Emergent common stock as a result of the distribution, except to the extent such holder receives cash in lieu of a fractional share of Aptevo common stock (as described below);

•	an Emergent stockholder who receives shares of Aptevo common stock in the distribution will have an aggregate tax basis in the holder’s shares of Aptevo common stock received in the distribution (including any fractional share of Aptevo common stock to which the holder is entitled) and the holder’s shares of Emergent common stock immediately after the distribution equal to the holder’s aggregate tax basis in the holder’s shares of Emergent common stock immediately before the distribution, which basis will be allocated between the holder’s shares of Emergent common stock and shares of Aptevo common stock (including any fractional share of Aptevo common stock to which the holder is entitled) in proportion to their relative fair market values on the distribution date; and

•	the holding period of the shares of Aptevo common stock received by an Emergent stockholder (including any fractional share of Aptevo common stock to which the holder is entitled) will include the holding period for the shares of the Emergent common stock with respect to which the shares of Aptevo common stock are received.

A stockholder of Emergent who receives cash in lieu of a fractional share of Aptevo common stock in the distribution will be treated as having sold such fractional share for cash and will recognize capital gain or loss on the sale of the fractional share equal to the difference between the cash received and the stockholder’s tax basis in the fractional share (as determined above). Such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Emergent common stock exceeds one year at the time of the distribution.

If a stockholder of Emergent holds different blocks of Emergent common stock (generally, shares of Emergent common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the tax basis and holding period of shares of Aptevo common stock received in the distribution in respect of particular blocks of Emergent common stock.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable

If the distribution, together with certain related transactions, does not qualify as a transaction described under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, Emergent generally would recognize taxable gain on the distribution equal to the amount by which the fair market value of the Aptevo common stock distributed to Emergent stockholders exceeds Emergent’s tax basis in its shares of Aptevo common stock. In addition, each stockholder who receives shares of Aptevo common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares of Aptevo common stock received (including any fractional share of Aptevo common stock to which the holder is entitled), which would be taxable as a dividend to the extent of the holder’s pro rata share of Emergent’s current and accumulated earnings and profits (as increased to reflect any gain recognized by Emergent on the taxable distribution). The balance of the distribution would be treated as a nontaxable return of capital to the extent of the holder’s tax basis in its shares of Emergent common stock, with any remaining amount being taxed as capital gain.

Even if the distribution otherwise qualifies as a transaction described under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to Emergent (but not to Emergent stockholders) under Section 355(e) of the Code, if the distribution is later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest (by vote or value) in Emergent or Aptevo. For this purpose, any acquisitions (including issuances) of Emergent common stock or of Aptevo common stock within the period beginning two years before the distribution, and ending two years after the distribution, are presumed to be part of such a plan, although Emergent or Aptevo may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual, and subject to an analysis of the facts and circumstances of a particular case. If acquisitions (including issuances) of Emergent stock or Aptevo stock cause Section 355(e) of the Code to apply, Emergent would recognize taxable gain as described above, but the distribution would be tax-free to each of Emergent’s stockholders (except, as described above, for cash received in respect of a fractional share of Aptevo common stock).

Depending on the circumstances, under the tax matters agreement, Aptevo may be required to indemnify Emergent for any taxes and related expenses arising from the failure of the distribution, together with certain related transactions, to qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code (including as a result of the application of Section 355(e) of the Code). In general, Aptevo is required to indemnify Emergent for such taxes and related expenses to the extent that the failure to so qualify is attributable to actions, events or transactions relating to Aptevo’s stock, assets or business, or a breach of the relevant representations or covenants made by Aptevo in the tax matters agreement or the IRS private letter ruling or in the representation letters provided to WilmerHale LLP. See “Certain Relationships and Related Party Transactions—Tax Matters Agreement” for a more detailed discussion of the tax matters agreement between Emergent and Aptevo.

Information Reporting and Backup Withholding

Payments to Emergent stockholders of cash in lieu of fractional shares of Aptevo common stock may be subject to information reporting and to backup withholding, unless such holder delivers a properly completed IRS Form W-9 certifying such holder’s correct U.S. taxpayer identification number and certain other information or otherwise establishes a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Information to Help Calculate Tax Basis

After completion of the distribution, additional information will be provided to our stockholders concerning the allocation of each stockholder’s basis in Emergent common stock prior to the distribution between the shares of Emergent common stock and Aptevo common stock following the distribution, including fractional shares. We intend to provide this information by making it publicly available on the investor websites of Emergent and Aptevo.

Tax Return Statement

U.S. Treasury regulations require each Emergent stockholder who receives shares of Aptevo common stock in the distribution and who, immediately before the distribution, owned at least 5% (by vote or value) of Emergent’s total outstanding stock to attach to the holder’s U.S. federal income tax return for the year in which the distribution occurs a statement setting forth the information required by Treasury Regulation section 1.355-5(b).

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF APTEVO’S CAPITAL STOCK

The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our certificate of incorporation and by-laws, which will be restated prior to the separation, and applicable provisions of Delaware corporate law. You should read our certificate of incorporation and by-laws, to be in effect at the time of the distribution, which are filed as exhibits to Aptevo’s registration statement on Form 10, of which this information statement forms a part, for the provisions that are important to you.

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. Immediately following the distribution, Aptevo expects that approximately 20,215,000 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

Stockholder Meetings. Annual meetings of our stockholders will be held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose by our Board of Directors, our Chairman of the Board of Directors or our Chief Executive Officer, but such special meetings may not be called by any other person or persons. Except as may be otherwise provided by applicable law, our restated certificate of incorporation or our by-laws, all elections shall be decided by a plurality, and all other questions shall be decided by a majority, of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present.

Voting Rights. The holders of our common stock will be entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of our common stock are entitled to vote and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends . Holders of our common stock will be entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to receive ratably all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We will be authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors will be authorized to fix the designation of the series, the number of authorized shares of the series, dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, powers, preferences and limitations applicable to each series of preferred stock. The authorized shares of our preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval.

A series of our preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue preferred shares based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects

Our certificate of incorporation and by-laws and Delaware law will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

We expect that Fuad El-Hibri, our chairman, will be the beneficial owner of approximately 14% of our outstanding common stock upon completion of the separation and distribution, based on the number of shares of Emergent common stock beneficially owned by Mr. El-Hibri as of June 30, 2016. As a result, Mr. El-Hibri will have significant influence over the election of the members of our board of directors. This control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Number of Directors. Subject to the rights of holders of any series of preferred stock to elect directors, our board of directors will establish the number of directors.

Staggered Board; Removal of Directors. Our certificate of incorporation and our by-laws will divide our directors into three classes with staggered three-year terms. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. Our directors may be removed from office only for cause and only by the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote.

Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the vote of a majority of our directors then in office, although less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation and our by-laws will provide that, after such time as Emergent and its subsidiaries, collectively, cease to own a majority of the voting power of all outstanding stock entitled to vote, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our by-laws also will provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors, our chairman of the board or our Chief Executive Officer.

Advance Notice Requirements. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute. Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•	prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•	the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Super-Majority Voting. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote will be required to amend or repeal the provisions of our certificate of incorporation described in this section entitled “Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects.” The affirmative vote of either a majority of the directors present at a meeting of our board of directors or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote will be required to amend or repeal our by-laws.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation will contain provisions to indemnify our directors and officers to the fullest extent permitted by the DGCL. We will enter into agreements to indemnify our directors and executive officers. These agreements, among other things, will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director, officer, manager, employee, agent or representative of us. The indemnification agreements will also establish the procedures that will apply in the event a director or officer makes a claim for indemnification.

Exclusive Forum

Aptevo’s amended and restated by-laws will provide that unless Aptevo consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Aptevo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Aptevo to Aptevo or Aptevo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of Aptevo’s amended and restated certificate of incorporation or by-laws or governed by the internal affairs doctrine.

Registration Rights

Holders of an aggregate of approximately 3 million shares of our common stock immediately following the distribution will have the right to require us to register these shares of common stock under the Securities Act under specified circumstances, including any additional shares issued or distributed by way of a dividend, stock split or other distribution in respect of these shares.

Demand Registration Rights. Subject to specified limitations, holders of these registrations rights may require that Aptevo register all or part of Aptevo common stock subject to the registration rights for sale under the Securities Act. These holders may demand registration of Aptevo common stock so long as the offering price to the public of the shares requested to be registered is at least $10,000,000. Aptevo is required to effect only one demand registration, subject to specified exceptions.

Incidental Registration Rights. If Aptevo proposes to file a registration statement under the Securities Act either for its own account or for the account of other stockholders (other than in connection with a registration statement on Form S-8 or Form S-4 or to cover securities proposed to be issued in exchange for securities or assets of another corporation), the holders of registrable shares will be entitled to notice of the registration and Aptevo will be required to use its commercially reasonable efforts to register all or a portion of any registrable shares then held by such holders that they request that Aptevo register. In the event that any registration in which the holders of registrable shares participate pursuant to the Aptevo stockholders agreement is an underwritten public offering, Aptevo agrees to enter into an underwriting agreement containing such terms as are customary.

Limitations and Expenses. With specified exceptions, the right to include shares in a registration is subject to the right of underwriters for the offering to limit the number of shares included in the offering. Aptevo is required to pay one-half of all fees, costs and expenses of any demand registration, other than underwriting discounts and commissions.

Listing

Aptevo has applied to have its shares of common stock listed on The NASDAQ Global Market under the symbol “APVO.”

Sale of Unregistered Securities

On February 22, 2016, Aptevo issued 1,000 shares of its common stock, par value $0.001 per share, to Emergent pursuant to Section 4(2) of the Securities Act. Aptevo did not register this issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Aptevo’s common stock will be Broadridge Financial Solutions, Inc.

WHERE YOU CAN FIND MORE INFORMATION

Aptevo has filed a registration statement on Form 10 with the SEC with respect to the shares of Aptevo common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Aptevo and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Aptevo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

Aptevo intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. Aptevo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Ernst & Young LLP,

Independent Registered Public Accounting Firm,

on the Audited Combined Financial Statements

The Board of Directors and Stockholders of Emergent BioSolutions Inc.

We have audited the accompanying combined balance sheets of the Biosciences Business of Emergent BioSolutions Inc. (as defined in Note 1, the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Biosciences Business of Emergent BioSolutions Inc. at December 31, 2015 and 2014, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

April 15, 2016

The Biosciences Business of Emergent BioSolutions Inc.

Combined Balance Sheets

(in thousands)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$4,637	$3,593
Accounts receivable, net	6,456	13,820
Inventories	20,322	17,625
Income taxes receivable	1,376	1,310
Prepaid expenses and other current assets	2,343	5,203

Total current assets	35,134	41,551

Property, plant and equipment, net	4,179	3,202
In-process research and development	41,800	50,100
Intangible assets, net	17,441	11,216
Goodwill	13,902	13,902

Total assets	$112,456	$119,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,084	$11,472
Accrued compensation	3,334	4,118
Contingent consideration	444	1,119
Provisions for chargebacks	2,238	2,246
Deferred revenue, current portion	3,843	880

Total current liabilities	19,943	19,835
Deferred revenue, net of current portion	3,318	3,661
Deferred income taxes	506	1,867
Other liabilities	71	—

Total liabilities	23,838	25,363
Stockholders’ equity:
Net investment from Emergent	320,606	267,279
Accumulated deficit	(231,988)	(172,671)

Total stockholders’ equity	88,618	94,608

Total liabilities and stockholders’ equity	$112,456	$119,971

The accompanying notes are an integral part of the combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Combined Statements of Operations

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues:
Product sales	$27,947	$30,036	$—
Collaborations	5,654	15,595	170

Revenues	33,601	45,631	170
Operating expense:
Cost of product sales	16,933	16,254	—
Research and development	34,726	46,589	38,074
Selling, general and administrative	43,042	34,280	15,451

Loss from operations	(61,100)	(51,492)	(53,355)
Other (expense) income, net	(237)	(222)	18

Loss before benefit from income taxes	(61,337)	(51,714)	(53,337)
Benefit from income taxes	(2,020)	(599)	—

Net and comprehensive loss	$(59,317)	$(51,115)	$(53,337)

The accompanying notes are an integral part of the combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Combined Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(59,317)	$(51,115)	$(53,337)
Adjustments to reconcile to net cash provided by (used in) operating activities:
Stock-based compensation expense	1,107	1,074	955
Depreciation and amortization	2,907	2,021	666
Deferred income taxes	(1,361)	117	—
Change in fair value of contingent obligations	214	304	—
Provision for allowance for doubtful accounts	3,481	—	—
Other	—	—	(18)
Changes in operating assets and liabilities:
Accounts receivable	3,884	(6,134)	(8)
Inventories	(2,697)	4,954	—
Income taxes	(66)	(716)	—
Prepaid expenses and other assets	2,860	(4,246)	29
Accounts payable	(1,669)	820	121
Accrued expenses and other liabilities	69	(63)	(64)
Accrued compensation	(784)	1,223	264
Provision for chargebacks	(8)	299	—
Deferred revenue	2,620	4,455	—

Net cash used in operating activities	(48,760)	(47,007)	(51,392)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,527)	(989)	(1,021)
Acquisition of Cangene Corporation, net of cash	—	(47,811)	—

Net cash used in investing activities	(1,527)	(48,800)	(1,021)

Cash flows from financing activities:
Net investment from Emergent	52,220	100,104	52,413
Contingent obligation payments	(889)	(704)	—

Net cash provided by financing activities	51,331	99,400	52,413

Net increase in cash and cash equivalents	1,044	3,593	—
Cash and cash equivalents at beginning of year	3,593	—	—

Cash and cash equivalents at end of year	$4,637	$3,593	$—

The accompanying notes are an integral part of the combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Combined Statement of Changes in Stockholders’ Equity

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Beginning Balance	$94,608	$44,544	$44,513
Net transactions with Emergent	53,327	101,179	53,368
Net loss	(59,317)	(51,115)	(53,337)

Ending Balance	$88,618	$94,608	$44,544

The accompanying notes are an integral part of the combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Notes to the combined financial statements

1. Nature of Business and Basis of Presentation

On August 6, 2015, Emergent BioSolutions Inc. (“Emergent”) announced its plan to spin-off Emergent’s biosciences business focused on novel oncology and hematology therapeutics into a separate, stand-alone publicly-traded company. The core technology of the new biosciences company will be its ADAPTIR platform applied to immuno-oncology. Emergent will continue to operate as a global specialty life sciences company focused on providing specialty products for civilian and military populations that address intentional and naturally emerging public health threats. In accordance with the separation plan, Emergent will contribute to the new biosciences company, Aptevo Therapeutics Inc., certain biosciences operations, assets and liabilities, including all of the equity interests in the entities that are expected to conduct the new biosciences business, completing the transfer immediately prior to the separation. Aptevo Therapeutics Inc. is a wholly-owned subsidiary of Emergent within its biosciences business and was incorporated in February 2016. Upon formation, and to date, Aptevo Therapeutics Inc. has had no assets, liabilities or results of operations and was capitalized with $10. Upon formation, and to date, Aptevo Therapeutics Inc. has 1,000 shares of $0.001 par value common stock authorized, issued and outstanding. At the time of distribution, our authorized capital stock is expected to consist of 500,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. The Biosciences Business of Emergent BioSolutions Inc. is referred to throughout these combined financial statements as “the Company”.

To accomplish the separation, Emergent intends to make a pro rata distribution of all of Aptevo Therapeutics Inc. common stock to Emergent’s stockholders. At the time of distribution, Aptevo Therapeutics Inc. will become the parent company of and will hold the assets and liabilities associated with the Biosciences Business of Emergent BioSolutions Inc. The distribution is subject to a number of conditions and approval by Emergent’s board of directors.

The combined financial statements of the Biosciences Business of Emergent BioSolutions Inc. include the assets, liabilities and operations of certain businesses and complete legal entities that will be contributed to Aptevo Therapeutics Inc. The legal entities, and the assets, liabilities and operations of certain businesses that are included in the combined financial statements are as follows:

a)	Emergent Product Development Seattle LLC, a legal entity, which is primarily a research and development company focused on the generation and clinical testing of recombinant protein therapeutics, based on the ADAPTIR platform, for the treatment of cancer and autoimmune disease.

b)	Cangene Europe Limited, a legal entity, which focuses on hematology (blood disease) therapeutics.

c)	The assets, liabilities and operations of the hyperimmune commercial business contained within Cangene Corporation, Cangene BioPharma Inc. and CNJ Holdings Inc.

And, as of February 2016:

d)	Aptevo Therapeutics Inc., a legal entity, the eventual parent company.

The accompanying combined financial statements include certain components of Emergent’s bioscience business as operated by Emergent during the periods presented. Certain historical operations that were included by Emergent in its bioscience segment have been reallocated to Emergent’s continuing operations, and as result these financial statements differ from Emergent’s historically reportable bioscience segment. Effective January 1, 2016, Emergent changed its segment presentation to reflect this new structure and recast its biosciences segment reporting for the newly named “Aptevo segment”.

The accompanying combined financial statements have been prepared on a standalone basis and are derived from Emergent’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations, and cash flows as if its business was separately operated as part of Emergent prior to the distribution, in conformity with accounting principles generally accepted in the United States (GAAP).

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Emergent corporate level but which are specifically identifiable or allocable to the Company. All of the Company’s intracompany transactions and accounts have been eliminated. All intercompany transactions between the Company and Emergent are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as a net investment from Emergent.

The Company’s combined financial statements include an allocation of expenses related to certain Emergent corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to the Company based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of expenses, headcount, square footage, or other measures. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly-traded company for the periods presented.

The income tax amounts in these combined financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were a standalone taxpayer in each of its tax jurisdictions.

Emergent maintains stock-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s combined financial statements. However, the Company’s combined balance sheet does not include any equity awards related to stock-based compensation.

The Company’s stockholders equity balances in these combined financial statements represent the excess of total assets over total liabilities, including the net due to/from balances between the Company and Emergent (as net investment from Emergent) and accumulated deficit. The net investment from Emergent is primarily impacted by contributions from Emergent which are the result of net funding provided to the Company.

The Company has a history of operating losses and negative cash flows while operating as part of Emergent and, accordingly, was dependent upon Emergent for its capital funding and liquidity needs. In addition, development activities, clinical and pre-clinical testing and commercialization of the Company’s products, if approved, will require significant additional funding. The Company could delay clinical trial activity or reduce funding of specific programs in order to further extend the cash burn. In accordance with the separation agreement, Emergent has committed to providing the Company with a total of $60 million in cash funding, $40 million upon the spin-off and $20 million within six to 12 months after the separation. Management believes this funding will support the Company’s operations for at least the next 12 months following the separation, based on current operating plans and financial forecasts. The accompanying combined financial statements are prepared on a going concern basis and the Company, post separation, is solely responsible for its financial performance and meeting its capital requirements.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents

Cash equivalents are highly liquid investments with a maturity of 90 days or less at the date of purchase and include time deposits and investments in money market funds with commercial banks and financial institutions.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to their short term nature.

Significant customers and accounts receivable

When appropriate, the Company records an allowance for doubtful accounts based upon its assessment of collectability. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

Accounts receivable at December 31, 2015 and 2014 primarily represent amounts due to the Company from its commercial wholesalers. For the year ended December 31, 2014, the Company had one customer whose accounts receivable balance was approximately 47% of total accounts receivable. For the year ended December 31, 2015, no individual customer accounts receivable balance was a significant percentage of total accounts receivable.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and may maintain cash balances in excess of insured limits. Management believes that the financial risks associated with its cash and cash equivalents are minimal.

Inventories

Inventories, including purchased inventories, are stated at the lower of cost or market with cost being determined using a standard cost method, which approximates weighted-average cost. Average cost consists primarily of material, labor and manufacturing overhead expenses (including allocation of fixed production-overhead costs) and includes the services and products of third-party suppliers. The Company analyzes its inventory levels quarterly and writes down, in the applicable period, inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected customer demand. the Company also writes off, in the applicable period, the costs related to expired inventory.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building improvements	10-39 years
Furniture and equipment	3-15 years
Software	3-7 years or product life
Leasehold improvements	Lesser of the asset life or the remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and research and development tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company’s ability to realize deferred tax assets depends upon future taxable income as well as the limitations discussed below. For financial reporting purposes, a deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized prior to expiration. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances. In general, if the Company determines that it is more likely than not to realize more than the recorded amounts of net deferred tax assets in the future, the Company will reverse all or a portion of the valuation allowance established against its deferred tax assets, resulting in a decrease to the provision for income taxes in the period in which the determination is made. Likewise, if the Company determines that it is not more likely than not to realize all or part of the net deferred tax asset in the future, the Company will establish a valuation allowance against deferred tax assets, with an offsetting increase to the provision for income taxes, in the period in which the determination is made.

Because tax laws are complex and subject to different interpretations, significant judgment is required. As a result, the Company makes certain estimates and assumptions, in (1) calculating the Company’s income tax expense, deferred tax assets and deferred tax liabilities, (2) determining any valuation allowance recorded against deferred tax assets and (3) evaluating the amount of unrecognized tax benefits, as well as the interest and penalties related to such uncertain tax positions. The Company’s estimates and assumptions may differ significantly from tax benefits ultimately realized.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU No. 2015-17”). The amendments in ASU No. 2015-17 change the presentation requirements for deferred tax assets and liabilities, along with any related valuation allowance, to classify the balances solely as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The amendments in ASU No. 2015-17 are effective for years beginning after December 15, 2017, and early adoption is permitted. The Company has elected to adopt the accounting standard for the years ended December 31, 2015 and 2014. Prior periods in the Company’s combined financial statements were not retrospectively adjusted.

Revenue recognition

The Company recognizes revenues if four basic criteria have been met (1) there is persuasive evidence of an arrangement, (2) delivery has occurred or services have been rendered, (3) the fee is fixed or determinable and (4) collectability is reasonably assured.

The Company markets and sells its products through commercial wholesalers (direct customers) who purchase the products at a price referred to as the wholesale acquisition cost (“WAC”). Additionally, the Company may enter into separate agreements with indirect customers to acquire its products for a contracted price that is less than the product’s WAC. The indirect customers, such as group-purchasing organizations, physician practice-management groups and hospitals, continue to purchase the Company’s products from the wholesalers, but at their respective contractual prices. Per its wholesaler agreements, the Company guarantees to credit the wholesaler for the difference between the WAC and the indirect customers’ contracted price. This credit is referred to as a chargeback and revenues from product sales are recorded net of estimated chargebacks. Adjustments to the chargeback provisions are made periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results.

All revenues from product sales are also recorded net of applicable allowances for sales and government rebates, special promotional programs, and discounts. These allowances are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels, contract terms, and actual discounts offered. In arriving at these estimates, the Company further utilizes information received from third parties including market data, inventory reports from major wholesalers, historical information and analysis. These estimates are subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates and reflect other limitations.

The Company defers the recognition of revenue from the sales of new product introductions until the commercial wholesalers resell the product to the healthcare providers. This is due to the inherent uncertainties in estimating normal wholesaler inventory levels of new products in addition to extended payment terms and expanded return rights that allow the wholesalers to return the product. Once the Company gains enough historical experience to reasonably estimate allowances for chargebacks, rebates and other discounts, revenue from sales and the related allowances are recognized upon sale to the wholesaler. As of December 31, 2015, the Company had $3.3 million of deferred revenue for sales related to the IXINITY product introduction during 2015.

Revenue generating collaborative research and development agreements may contain one or more provisions including licensing, research services and milestone deliverables. The Company analyzes its multiple element revenue generating arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting. An item can generally be considered a separate unit of accounting if both of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis and (2) if the arrangement includes a general right of return and delivery, the performance of the undelivered item(s) is considered probable and substantially in the control of the Company. Items that cannot be divided into separate units are consolidated with other units of accounting, as appropriate. Consideration to be received is allocated among the separate units based on each unit’s relative selling price and is then recognized when the appropriate revenue recognition criteria are met. The Company deems services to be rendered if no continuing obligation exists on the part of the Company.

Revenue associated with non-refundable upfront license fees that can be treated as a single unit of accounting is recognized when all ongoing obligations have been delivered. Revenue associated with non-refundable upfront license fees under arrangements where the license fees and research and development activities cannot be accounted for as separate units of accounting is deferred and recognized as revenue either on a straight-line basis over the Company’s continued involvement in the research and development process or based on the proportional performance of the Company’s expected future obligations under the contract.

Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (1) the milestone is non-refundable, (2) achievement of the milestone was not reasonably assured at the inception of the arrangement, (3) substantive effort is involved to achieve the milestone and (4) the amount of the milestone payment appears reasonable in relation to the effort expended. If not deemed substantive, the Company recognizes such milestone as revenue on a straight-line basis over the remaining expected term of continued involvement in the research and development process. Payments received in advance of revenue recognized are recorded as deferred revenue.

In May 2014, the FASB issued ASU No. 2014-09, Revenue From Contracts With Customers (Topic 606) Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40) (“ASU No. 2014-09”). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, as well as most industry-specific guidance, and enhances comparability of revenue recognition practices across entities and industries by providing a principles-based, comprehensive framework for addressing revenue recognition issues. In order for a provider of promised goods or services to recognize as revenue the consideration that it expects to receive in exchange for the promised goods or services, the provider should apply the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer and provides enhanced disclosure requirements. The FASB has deferred ASU No. 2014-09 for one year, and with that deferral, the standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company is permitted to use either the retrospective or the modified retrospective method when adopting ASU No. 2014-09. The Company is assessing the potential impact that ASU No. 2014-09 will have on its combined financial statements and disclosures.

Mergers and Acquisitions

In a business combination, the acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded as of the date of the merger or acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can reasonably be estimated. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, the Company may be required to value assets at fair value measures that do not reflect the Company’s intended use of those assets. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in the Company’s combined financial statements after the date of the merger or acquisition

The fair values of intangible assets are determined utilizing information available near the merger or acquisition date based on expectations and assumptions that are deemed reasonable by management. Given the considerable judgment involved in determining fair values, the Company typically obtains assistance from third-party valuation specialists for significant items. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed in a business combination, as well as asset lives, can materially affect the Company’s results of operations.

The fair values of identifiable intangible assets related to currently marketed products and product rights are primarily determined by using an “income approach” through which fair value is estimated based on each asset’s discounted projected net cash flows. The Company’s estimates of net cash flows consider historical and projected pricing, margins and expense levels, the performance of competing products where applicable, relevant industry and therapeutic area growth drivers and factors, current and expected trends in technology and product life cycles, the time and investment that will be required to develop products and technologies, the ability to obtain marketing and regulatory approvals, the ability to manufacture and commercialize the products, the extent and timing of potential new product introductions by the Company’s competitors, and the life of each asset’s underlying patent, if any. The net cash flows are then probability-adjusted where appropriate to consider the uncertainties associated with the underlying assumptions, as well as the risk profile of the net cash flows utilized in the valuation. The probability-adjusted future net cash flows of each product are then discounted to present value utilizing an appropriate discount rate.

The fair values of identifiable intangible assets related to in-process research and development (“IPR&D”) are determined using an income approach, through which fair value is estimated based on each asset’s probability-adjusted future net cash flows, which reflect the different stages of development of each product and the associated probability of successful completion. The net cash flows are then discounted to present value using an appropriate discount rate. Amounts allocated to acquired IPR&D are capitalized and accounted for as indefinite-lived intangible assets. Upon successful completion of each project, the Company will make a separate determination as to the then useful life of the asset and begin amortization.

In process research and development and long-lived assets

The Company assesses IPR&D assets for impairment on an annual basis or more frequently if indicators of impairment are present. The Company’s annual assessment includes a comparison of the fair value of IPR&D assets to existing carrying value, and recognizes an impairment when the carrying value is greater than the determined fair value. The Company believes that the assumptions used in valuing the intangible and IPR&D assets are reasonable and are based upon its best estimate of likely outcomes of sales and clinical development. The underlying assumptions and estimates used to value these assets are subject to change in the future, and actual results may differ significantly from the assumptions and estimates. The Company has selected October 1 as its annual impairment test date for indefinite-lived intangible assets.

The Company assesses the recoverability of its long-lived assets or asset groups for which an indicator of impairment exists by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If the Company concludes that the carrying value will not be recovered, the Company measures the amount of such impairment by comparing the fair value to the carrying value of the assets or asset groups.

Goodwill

The Company assesses the carrying value of goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company utilizes either: (1) a two-step impairment test, which is a quantitative analysis, or (2) a step zero test, which is a qualitative analysis.

If the Company is required to do a two-step test, it would compare the fair value of its reporting unit to the carrying value of the reporting unit, the first step. If the carrying value of the reporting unit exceeds its fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recognized. The Company calculates the fair value of the reporting unit utilizing the income approach. The income approach utilizes a discounted cash flow model, using a discount rate based on the Company’s estimated weighted average cost of capital.

If the Company is not required to do a quantitative analysis, it will evaluate goodwill using the qualitative assessment method, which permits companies to qualitatively assess whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The Company considers developments in its operations, the industry in which it operates and overall macroeconomic factors that could have affected the fair value of the reporting unit since the date of the most recent quantitative analysis of the reporting unit’s fair value.

The determination of the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. The estimates and assumptions used in calculating fair value include identifying future cash flows, which requires that the Company make a number of critical legal, economic, market and business assumptions that reflect best estimates as of the testing date. The Company’s assumptions and estimates may differ significantly from actual results, or circumstances could change that would cause the Company to conclude that an impairment now exists or that it previously understated the extent of impairment. The Company selected October 1 as its annual impairment test date for goodwill.

Contingent Consideration

The Company records contingent consideration associated with sales based royalties at fair value. The fair value model used to calculate this obligation is based on the income approach (a discounted cash flow model) that has been risk adjusted based on the probability of achievement of net sales and achievement of the milestones. The inputs the Company use for determining the fair value of the contingent consideration associated with sales based royalties are Level 3 fair value measurements. The Company re-evaluates the fair value on a quarterly basis. Changes in the fair value can result from adjustments to the discount rates and updates in the assumed timing of or achievement of net sales. Any future increase in the fair value of the contingent consideration associated with sales based royalties are based on an increased likelihood that the underlying net sales will be achieved.

The associated payment or payments which will therefore become due and payable for sales based royalties will result in a charge to cost of product sales in the period in which the increase is determined. Similarly, any future decrease in the fair value of contingent consideration associated with sales based royalties will result in a reduction in cost of product sales.

Research and development

Research and development costs are expensed as incurred. Research and development costs primarily consist of internal labor costs, fees paid to outside service providers and the costs of materials used in clinical trials and research and development. Other research and development expenses include facility, maintenance and related support expenses.

A substantial portion of the Company’s pre-clinical studies and all of its clinical studies have been performed by third-party contract research organizations (“CRO”). The Company reviews the activities performed by the CRO’s each period. For pre-clinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical study expenses, the significant factors used in estimating accruals include the number of patients enrolled and percentage of work completed to date. The Company’s estimates are highly dependent upon the timeliness and accuracy of the data provided by its CRO’s regarding the status of each program and total program spending and adjustments are made when deemed necessary.

Segment reporting

The Company has determined that it operates in a single segment: the discovery, development, commercialization and sale of novel oncology and hematology therapeutics.

3. Acquisitions

Cangene Corporation

On February 21, 2014, Emergent acquired 100% of the ownership interest of Cangene Corporation (“Cangene”) for a total cash purchase price of $221.5 million. This transaction was accounted for by Emergent under the acquisition method of accounting and the assets and liabilities of Cangene were recorded as of the acquisition date at their respective fair values. These combined financial statements only reflect those assets acquired and liabilities assumed associated with the Company’s business, representing $48.6 million of the total $221.5 million purchase price.

The table below summarizes the allocation of the Company’s portion of the purchase price based upon estimated fair values of the Company’s assets acquired and liabilities assumed:

(in thousands)	February 21, 2014
Fair value of tangible assets acquired and liabilities assumed:
Acquired assets	$32,290
Assumed liabilities(i)	(12,910)

Total fair value of tangible assets acquired and liabilities assumed	19,380
Acquired in-process research and development	8,300
Acquired intangible assets	12,509
Goodwill	8,399

Total purchase price	$48,588

(i)	Assumed liabilities includes contingent purchase consideration of $1.5 million associated with the acquisition of HepaGam B by Cangene.

The table below summarizes the fair value of intangible assets acquired and the estimated amortization periods:

(in thousands)	Amount	Amortization Period in Years
Corporate tradename	$1,309	5
Marketed products	8,100	10
Licensed products	3,100	7

Total intangible assets	$12,509

The marketed products intangible asset consists of WinRho® SDF [Rho(D) Immune Globulin Intravenous (Human)] and VARIZIG® (Varicella Zoster Immune Globulin (Human)]. The licensed products intangible asset primarily consists of HepaGam B® (Hepatitis B Immune Globulin Intravenous (Human). In addition, as of the date of acquisition, the intangible asset associated with IPR&D acquired from Cangene was the IXINITY product candidate.

4. Fair value measurements

The fair value hierarchy under the accounting standards for fair value measurements consists of the following three levels:

Level 1—Observable inputs for identical assets or liabilities such as quoted prices in active markets;

Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—Unobservable inputs in which little or no market data exists, which are therefore developed by the Company’s management using estimates and assumptions that reflect those that a market participant would use.

The Company does not have any fair value measurements done on a recurring basis other than the contingent consideration acquired in the Cangene acquisition. The fair value of contingent consideration obligation associated with HepaGam B changes as a result of management’s assessment of discount rates and updates to the projected and actual sales achievement of HepaGam B, which are inputs that have no observable market (Level 3). For the years ended December 31, 2015 and 2014, the contingent purchase consideration obligation increased by $0.2 million and $0.3 million, respectively. These adjustments are primarily due to the differences between the actual and expected timing and volume of HepaGam B sales. The incremental impact is recorded in the accompanying combined statement of operations as cost of product sales.

The following table is a reconciliation of the beginning and ending balance of the liabilities (contingent consideration) measured at fair value using significant unobservable inputs (Level 3) during the years ended December 31, 2015 and 2014.

(in thousands)
Balance at December 31, 2013	$—

Expense (income) included in earnings	304
Settlements	(704)
Purchases, sales and issuances	1,519
Transfers in/(out) of Level 3	—

Balance at December 31, 2014	$1,119

Expense (income) included in earnings	214
Settlements	(889)
Purchases, sales and issuances	—
Transfers in/(out) of Level 3	—

Balance at December 31, 2015	$444

5. MorphoSys collaboration agreement

In August 2014, the Company entered into a collaboration agreement (“MorphoSys Agreement”) with MorphoSys AG (“MorphoSys”) for the joint worldwide development and commercialization of MOR209/ES414, a targeted immunotherapeutic protein, which activates host T-cell immunity specifically against cancer cells expressing prostate specific membrane antigen, an antigen commonly overexpressed on prostate cancer cells. MOR209/ES414 was constructed using the Company’s proprietary ADAPTIR platform technology.

In accordance with the initial terms of the MorphoSys Agreement, the Company received a nonrefundable $20.0 million upfront payment and could have received up to $163.0 million in additional contingent payments, comprised of up to $80.0 million and up to $83.0 million, respectively, due upon the achievement of specified development and regulatory milestones. MorphoSys and the Company jointly agreed to fund further development of MOR209/ES414, with the Company being responsible for 36% of the total development costs and MorphoSys responsible for the remainder, with the Company’s funding requirement capped at $186.0 million. The Company’s development effort includes the performance of non-clinical, clinical, manufacturing and regulatory activities. The Company retains commercialization rights in the U.S. and Canada, with a tiered royalty obligation to MorphoSys, ranging from mid-single digit up to 20% of sales. MorphoSys has worldwide commercialization rights excluding the U.S. and Canada, with a low single digit royalty obligation to the Company.

In December 2015, after a joint review of data from the ongoing Phase 1 dose escalation study of MOR209/ES414 in prostate cancer patients, the Company and MorphoSys decided to adjust the dosing regimen and administration of MOR209/ES414. The Company plans to continue the current clinical trial under an amended protocol with recruitment to start around mid-2016. As a result of the revised dosing regimen and administration and the resultant impact to overall development timeline and technical risk, the MorphoSys Agreement was restructured. In December 2015, the Company and MorphoSys amended the collaboration agreement to (1) decrease the additional contingent payments due the Company upon the achievement of specified development and regulatory milestones of up to $32.5 million and up to $41.5 million, respectively, (2) change the total funding requirement cap for the Company to up to approximately $250.0 million and (3) change the jointly funded development cost allocation to the following:

•	2016: the Company is responsible for 75%; MorphoSys responsible for 25%

•	2017-2018: the Company is responsible for 49%; MorphoSys responsible for 51%

•	2019 and beyond: the Company is responsible for 36%; MorphoSys responsible for 64%

In addition, the termination provisions under the MorphoSys collaboration agreement were amended to give MorphoSys a one-time right to terminate the collaboration agreement, without notice, at either the end of 2016 or after review of clinical data from the first six patients enrolled and dosed in the Phase 1 trial.

The Company evaluated the MorphoSys Agreement and determined that it was a revenue arrangement with multiple deliverables or performance obligations. The Company determined there were two units of accounting under the MorphoSys Agreement: (1) the delivered license to further develop and commercialize MOR209/ES414 and (2) undelivered items related to development services. The Company determined that the license had standalone value as the drug candidate has been (1) developed and is currently Phase 1 clinical trial ready, (2) MorphoSys possesses the knowledge, technology, skills, experience and infrastructure necessary to complete all further development of the drug through commercialization, and (3) MorphoSys has the right to further sublicense the product. The Company allocated the $20.0 million upfront payment to the two units of accounting using the relative selling price method. The Company determined the estimated selling price for the license using the income approach and an appropriate discount rate. The estimated selling price includes unobservable inputs (Level 3), such as estimates of revenues and operating margins; the time and resources needed to complete the development and approval of the product candidate; and the risk related to the viability of and potential for alternative treatments. The Company determined the estimated selling price of the development services unit of accounting based on the estimated number of full-time equivalent personnel at the contractual rate as defined in the MorphoSys Agreement, whose rates and terms approximate those of other Emergent or the Company service related contracts and those observed generally through other collaboration negotiations. The allocation resulted in $15.3 million of the $20.0 million upfront payment being allocated to the license and $4.7 million being allocated to the development services. The Company determined the license fee unit of accounting was delivered and completed on the date the MorphoSys Agreement was executed and thus recognized $15.3 million of license revenue in August 2014. Revenue related to the development services is recognized as the services are performed with $0.7 million and $0.2 million, respectively, recognized in the years ended December 31, 2015 and 2014. The current estimated service period for the undelivered development services under the MorphoSys Agreement is through 2023.

Further, the Company determined that contingent payments for the achievement of the development and regulatory milestones are substantive milestones and will be accounted for as revenue in the period in which the milestones are achieved. The Company received a $5.0 million milestone payment from MorphoSys reflecting the initiation of a Phase I clinical study to evaluate the safety, tolerability, and clinical activity of MOR209/ES414 in patients with metastatic castration-resistant prostate cancer. The Company recognized this substantive milestone achievement payment as research and development revenue during the year ended December 31, 2015.

The MorphoSys Agreement provides for the sharing of development and clinical costs related to MOR209/ES414. In the event the Company’s share of the total cost incurred for a given quarter exceeds its pro rata limit, the Company records a receivable from MorphoSys for the excess and reduces research and development expense by this amount. Accordingly, for the years ended December 31, 2015 and 2014, the Company has recorded a reduction to research and development expense of $4.3 million and $1.5 million, respectively.

As of December 31, 2015 and 2014, the MorphoSys Agreement related accounts receivable balance was $0.5 million and $1.0 million, respectively, and the related total deferred revenue balance was $3.9 million and $4.5 million, respectively.

6. Accounts receivable

For the year ended December 31, 2015, the Company recorded an allowance for uncollectible accounts of approximately $3.5 million in the Company’s combined statement of operations as selling, general and administrative expense. As of December 31, 2014, no allowance for doubtful accounts was recorded as the collection history from the Company’s customers indicated that collection was probable.

7. Inventories

Inventories consist of the following:

	December 31,
(in thousands)	2015	2014
Raw materials and supplies	$6,520	$8,252
Work-in-process	4,730	2,986
Finished goods	9,072	6,387

Total inventories	$20,322	$17,625

CMC ICOS Biologics, Inc., (“CMC”), is the exclusive manufacturer of bulk drug substance for the IXINITY product. During 2015, the Company ordered nine manufacturing lots of bulk drug substance from CMC. CMC has successfully manufactured and released only one of the nine lots of bulk drug substance ordered by the Company, and has not successfully manufactured or released any lots of bulk drug substance in 2016. If current efforts by CMC to manufacture and release bulk drug substance are not successful, the resulting lack of supply of bulk drug substance could lead to a projected supply shortage of IXINITY requiring notification to the FDA. The inability to supply IXINITY would negatively affect sales, market position and viability and as a result, the realizability of IXINITY related inventory. As of December 31, 2015, the Company had IXINITY related inventory of approximately $2 million that may be subject to impairment if the Company is no longer able to sell the IXINITY product.

8. Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
(in thousands)	2015	2014
Buildings, building improvements and leasehold improvements	$2,152	$2,100
Furniture and equipment	6,826	6,246
Software	101	88
Construction-in-progress	957	94

Property, plant and equipment, gross	10,036	8,528
Less: Accumulated depreciation and amortization	(5,857)	(5,326)

Total property, plant and equipment, net	$4,179	$3,202

Depreciation and amortization expense was $0.8 million, $0.7 million and $0.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

9. Intangible assets, in-process research and development and goodwill

As of December 31, 2015, the Company had $41.8 million of IPR&D assets related to the Company’s otlertuzumab product candidate. As of December 31, 2014, the Company had $50.1 million of IPR&D comprised of $41.8 million for the otlertuzumab product candidate and $8.3 million related to the IXINITY product candidate. On April 29, 2015, the Food and Drug Administration approved IXINITY for the treatment of Hemophilia B. As a result of the approval, the $8.3 million IXINITY IPR&D asset was reclassified to intangible assets in the Company’s combined balance sheets and is being amortized over 10 years from the approval date.

The Company completed its annual impairment assessments for its IPR&D assets and goodwill as of October 1, 2015 and 2014, respectively, and determined that the fair value of the IPR&D assets and its reporting unit was in excess of carrying value.

For the years ended December 31, 2015 and 2014, the Company recorded $2.1 million and $1.3 million, respectively, of intangible asset amortization expense. As of December 31, 2015, the weighted average amortization period remaining for intangible assets was 97 months.

Intangible assets consisted of the following:

(in thousands)	Corporate Trade name	Commercial Products	Total
Cost Basis
Balance at December 31, 2013	$—	$—	$—
Additions	1,309	11,200	12,509

Balance at December 31, 2014	1,309	11,200	12,509
Additions	—	8,300	8,300

Balance at December 31, 2015	$1,309	$19,500	$20,809

Accumulated Amortization
Balance at December 31, 2013	$—	$—	$—
Amortization	(224)	(1,069)	(1,293)

Balance at December 31, 2014	(224)	(1,069)	(1,293)
Amortization	(262)	(1,813)	(2,075)

Balance at December 31, 2015	$(486)	$(2,882)	$(3,368)

Net book value at December 31, 2015	$823	$16,618	$17,441

Future amortization expense as of December 31, 2015 is as follows:

(in thousands)
2016	$2,345
2017	2,345
2018	2,345
2019	2,121
2020	2,083
2021 and beyond	6,202

Total remaining amortization	$17,441

10. Income taxes

During the periods presented, the Company did not file separate tax returns as it was included in the tax returns of Emergent entities within the respective tax jurisdictions. The income tax provision included in these financial statements was calculated using a separate return basis, as if the Company was a separate taxpayer. Under this approach, the Company determines its current taxes, deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns in each tax jurisdiction.

Significant components of the provisions for income taxes attributable to operations consist of the following:

	Year ended December 31,
(in thousands)	2015	2014	2013
Current
International	$(660)	$(716)	$—

Total current	(660)	(716)	—

Deferred
International	(1,360)	117	—

Total deferred	(1,360)	117	—

Total benefit from income taxes	$(2,020)	$(599)	$—

The Company’s net deferred tax asset (liability) consists of the following:

	December 31,
(in thousands)	2015	2014
Federal losses carryforward	$90,121	$75,276
Research and development carryforward	13,026	11,938
Scientific research and experimental development credit carryforward	3,460	4,939
Intangible assets	4,835	5,043
Stock compensation	1,167	765
Foreign deferrals	17,755	11,844
Inventory reserves	1,716	1,916
Fixed assets	1,357	1,727
Other	3,910	4,143

Deferred tax asset	137,347	117,591

Other	(3,364)	(4,105)

Deferred tax liability	(3,364)	(4,105)

Valuation allowance	(134,489)	(115,353)

Net deferred tax liabilities	$(506)	$(1,867)

Deferred assets and liabilities are a result of the separate return calculation presentation and may not represent deferred assets and liability balances after the distribution. Certain deferred items may not exist due to utilization by the Emergent group prior to the distribution, together with certain related transactions, or may hold no future value subsequent to the distribution due to the Company’s future jurisdictional income projections. Federal net operating losses, research and development credit carryforwards, and stock compensation are examples of deferred items that have been previously utilized or will have no future value to the Company as the distribution, together with certain related transactions, does not result in the transfer of loss carryforwards or tax credit carryforwards to the Company. The Company has determined a valuation allowance is required for financial reporting purposes due to accumulative historic losses on a separate tax return basis as well as the expiration of certain attributes.

As of December 31, 2015 and 2014, the Company has recorded net operating losses of approximately $90.1 million and $75.3 million, respectively, and research and development credits of $13 million and $11.9 million, respectively. In addition, the Company has recorded Canadian loss carryforwards of approximately $17.8 million and $11.8 million, respectively, and Canadian scientific research and experimental development credits in the amount of $3.5 million and $4.9 million, respectively. On a separate return basis, these losses and credits would begin to expire in 2023.

The benefit from income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to loss before benefit from income taxes as a result of the following:

	Year ended December 31,
(in thousands)	2015	2014	2013
US	$(41,648)	$(34,143)	$(53,337)
International	(19,689)	(17,571)	—

Loss before benefit from income taxes	$(61,337)	$(51,714)	$(53,337)

Federal tax at statutory rates	$(21,467)	$(18,131)	$(18,670)
State taxes, net of federal benefit	419	(34)	—
Impact of foreign operations	1,828	1,962	—
Change in valuation allowance	20,563	19,756	21,790
Tax credits	(3,898)	(5,067)	(4,689)
Permanent differences	535	915	1,569

Benefit from income taxes	$(2,020)	$(599)	$—

11. Equity awards program

Emergent maintains various stock programs for the benefit of its officers, directors, and certain employees, including certain of the Company’s employees. As the Company receives services in consideration for the participation in these plans, a share-based compensation expense for the awards has been reflected in the accompanying combined statements of operations. The following disclosures represent the Company’s allocation of Emergent’s programs. The terms and conditions of the stock programs are administered by the Emergent board of directors and the underlying equity instruments are shares of Emergent’s common stock. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly-traded company for the periods presented.

Emergent has two stock-based employee compensation plans, the Third Amended and Restated Emergent BioSolutions Inc. 2006 Stock Incentive Plan (the “2006 Plan”) and the Emergent BioSolutions Employee Stock Option Plan (the “2004 Plan” and together with the 2006 Plan, the “Emergent Plans”). Emergent has granted option awards under the Emergent Plans as well as granted restricted stock units under the 2006 Plan. The Emergent Plans have both incentive and non-qualified stock option features. Emergent no longer grants equity awards under the 2004 Plan. The exercise price of each option must be not less than 100% of the fair market value of the underlying shares on the date of grant. Awards granted generally have a contractual life of no more than 10 years. The terms and conditions of equity awards (such as price, vesting schedule, term and number of shares) under the Emergent Plans are determined by the compensation committee of Emergent’s board of directors, which administers the Emergent Plans.

Emergent determines the fair value of restricted stock units using the closing market price of Emergent’s common stock on the day prior to the date of grant. Emergent utilizes the Black-Scholes valuation model for estimating the fair value of all stock options granted. Set forth below are the assumptions used in valuing the stock options granted and a discussion of Emergent’s methodology for developing each of the assumptions used:

	Year Ended December 31,
	2015	2014	2013
Expected dividend yield	0%	0%	0%
Expected volatility	34%	35%	39-49%
Risk-free interest rate	1.35%	1.14-1.30%	0.32-0.62%
Expected average life of options	4 years	4 years	4 years

•	Expected dividend yield—Emergent does not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

•	Expected volatility—a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate during a period. Emergent analyzed its own historical volatility to estimate expected volatility over the same period as the expected average life of the options.

•	Risk-free interest rate—the range of U.S. Treasury rates with a term that most closely resembles the expected life of the option as of the date on which the option is granted.

•	Expected average life of options—the period of time that options granted are expected to remain outstanding, based primarily on Emergent’s expectation of optionee exercise behavior subsequent to vesting of options.

The following is a summary of option award activity, specific to the Company’s employees, under the 2006 Plan:

	2006 Plan
	Number of Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2014	212,369	$21.08	$1,354,845

Granted	50,320	29.00
Exercised	(92,451)	19.30
Forfeited	(9,688)	25.54

Outstanding at December 31, 2015	160,550	$24.38	$2,509,435

Exercisable at December 31, 2015	47,391	$19.12	$923,206

The following is a summary of restricted stock unit award activity, specific to the Company’s employees, under the 2006 Plan:

	Number of Shares	Weighted- Average Grant Price	Aggregate Intrinsic Value
Outstanding at December 31, 2014	66,553	$22.17	$1,812,238

Granted	28,840	29.56
Vested	(30,304)	20.22
Forfeited	(4,843)	25.54

Outstanding at December 31, 2015	60,246	$26.43	$2,410,442

Stock-based compensation expense, specific to the Company’s employees, was recorded in the following financial statement line items:

	Years ended December 31,
(in thousands)	2015	2014	2013
Research and development	$813	$852	$848
General and administrative	294	222	107

Total stock-based compensation expense	$1,107	$1,074	$955

12. 401(k) savings plan

Emergent has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all U.S. employees, including certain Company employees. Under the 401(k) Plan, employees may make elective salary deferrals. Emergent currently provides for matching of qualified deferrals up to 50% of the first 6% of the employee’s salary. During the years ended December 31, 2015, 2014, and 2013, the Company’s related share of matching contributions was approximately $0.3 million, $0.3 million and $0.2 million, respectively.

13. Leases and contingencies

The Company leases laboratory and office facilities, office equipment and vehicles under various operating lease agreements. For the years ended December 31, 2015, 2014 and 2013, total lease expense was $1.8 million, $1.8 million and $1.7 million, respectively.

Future minimum lease payments under operating lease obligations, including any escalation clauses, as of December 31, 2015 were as follows:

(in thousands)
2016	$1,672
2017	1,618
2018	1,585
2019	1,611
2020	543

Total minimum lease payments	$7,029

The Company has accrued liabilities when it is probable that a loss will be incurred and the amount of loss can be reasonably estimated.

14. Segment reporting

The Company has determined that it operates in a single segment: the discovery, development, commercialization and sale of novel oncology and hematology therapeutics. Therefore, results of operations are reported on a consolidated basis for segment reporting, consistent with internal management reporting. Enterprise-wide disclosures about revenues by product, geographic area and significant customers are presented below.

Our total revenues by major product and geographic area are as follows:

	Year Ended December 31,
(in thousands)	2015	2014
WinRho	$14,218	$17,192
HepaGam	10,345	10,450
Other product sales	3,384	2,395

Total product sales	27,947	30,037
Collaborations	5,654	15,594

	$33,601	$45,631

	Year Ended December 31,
(in thousands)	2015	2014
United States	$21,338	$30,386
Canada	8,569	7,794
Rest of the world	3,694	7,451

	$33,601	$45,631

Revenues from our significant customers or collaboration partners as a percentage of total revenues are as follows:

	Year Ended December 31,
	2015	2014
Product Sales:
Canadian Blood Services	20%	13%
Cardinal Health	14%	8%
ASD Healthcare	10%	4%

Collaborations:
MorphoSys	17%	34%

The Biosciences Business of Emergent BioSolutions Inc.

Condensed Combined Balance Sheets (Unaudited)

(in thousands)

	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$3,072	$4,637
Accounts receivable, net	3,458	6,456
Inventories	22,071	20,322
Income taxes receivable	1,387	1,376
Prepaid expenses and other current assets	5,435	2,343

Total current assets	35,423	35,134

Property, plant and equipment, net	4,624	4,179
In-process research and development	41,800	41,800
Intangible assets, net	16,856	17,441
Goodwill	13,902	13,902

Total assets	$112,605	$112,456

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,197	$10,084
Accrued compensation	2,182	3,334
Contingent consideration	233	444
Provisions for chargebacks	1,960	2,238
Deferred revenue, current portion	2,118	3,843

Total current liabilities	18,690	19,943

Deferred revenue, net of current portion	3,468	3,318
Deferred income taxes	506	506
Other liabilities	79	71

Total liabilities	22,743	23,838
Stockholders’ equity:
Net investment from Emergent	334,740	320,606
Accumulated deficit	(244,878)	(231,988)

Total stockholders’ equity	89,862	88,618

Total liabilities and stockholders’ equity	$112,605	$112,456

The accompanying notes are an integral part of the condensed combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Condensed Combined Statements of Operations (Unaudited)

(in thousands)

	Three months Ended March 31,
	2016	2015
Revenues:
Product sales	$7,948	$6,321
Collaborations	119	5,342

Revenues	8,067	11,663
Operating expense:
Cost of product sales	3,528	3,732
Research and development	8,101	9,101
Selling, general and administrative	9,420	9,932

Loss from operations	(12,982)	(11,102)
Other income (expense), net	80	(295)

Loss before benefit from income taxes	(12,902)	(11,397)
Benefit from income taxes	(12)	(375)

Net and comprehensive loss	$(12,890)	$(11,022)

The accompanying notes are an integral part of the condensed combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Condensed Combined Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(12,890)	$(11,022)
Adjustments to reconcile to net cash provided by (used in) operating activities:
Stock-based compensation expense	334	263
Depreciation and amortization	836	590
Deferred income taxes	(12)	(375)
Change in fair value of contingent obligations	(30)	215
Changes in operating assets and liabilities:
Accounts receivable	2,998	(431)
Inventories	(1,749)	(694)
Prepaid expenses and other assets	(3,093)	(446)
Accounts payable	2,501	(1,143)
Accrued expenses and other liabilities	(4)	18
Accrued compensation	(1,151)	(2,471)
Provision for chargebacks	(278)	(81)
Deferred revenue	(1,575)	(342)

Net cash used in operating activities	(14,113)	(15,919)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,071)	(141)

Net cash used in investing activities	(1,071)	(141)

Cash flows from financing activities:
Net investment from Emergent	13,800	14,752
Contingent obligation payments	(181)	(369)

Net cash provided by financing activities	13,619	14,383

Net decrease in cash and cash equivalents	(1,565)	(1,677)
Cash and cash equivalents at beginning of year	4,637	3,593

Cash and cash equivalents at end of year	$3,072	$1,916

The accompanying notes are an integral part of the condensed combined financial statements.

The Biosciences Business of Emergent BioSolutions Inc.

Notes to the condensed combined financial statements

1. Nature of Business and Basis of Presentation

On August 6, 2015, Emergent BioSolutions Inc. (“Emergent”) announced its plan to spin-off Emergent’s biosciences business focused on novel oncology and hematology therapeutics into a separate, stand-alone publicly-traded company. The core technology of the new biosciences company will be its ADAPTIR platform applied to immuno-oncology. Emergent will continue to operate as a global specialty life sciences company focused on providing specialty products for civilian and military populations that address intentional and naturally emerging public health threats. In accordance with the separation plan, Emergent will contribute to the new biosciences company, Aptevo Therapeutics Inc., certain biosciences operations, assets and liabilities, including all of the equity interests in the entities that are expected to conduct the new biosciences business, completing the transfer immediately prior to the separation. Aptevo Therapeutics Inc. is a wholly-owned subsidiary of Emergent within its biosciences business and was incorporated in February 2016. Upon formation, and to date, Aptevo Therapeutics Inc. has had no assets, liabilities or results of operations and was capitalized with $10. Upon formation, and to date, Aptevo Therapeutics Inc. has 1,000 shares of $0.001 par value common stock authorized, issued and outstanding. At the time of distribution, our authorized capital stock is expected to consist of 500,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. The Biosciences Business of Emergent BioSolutions Inc. is referred to throughout these combined financial statements as “the Company”.

To accomplish the separation, Emergent intends to make a pro rata distribution of all of Aptevo Therapeutics Inc. common stock to Emergent’s stockholders. At the time of distribution, Aptevo Therapeutics Inc. will become the parent company of and will hold the assets and liabilities associated with the Biosciences Business of Emergent BioSolutions Inc. The distribution is subject to a number of conditions and approval by Emergent’s board of directors.

The condensed combined financial statements of the Biosciences Business of Emergent BioSolutions Inc. include the assets, liabilities and operations of certain businesses and complete legal entities that will be contributed to Aptevo Therapeutics Inc. The legal entities, and the assets, liabilities and operations of certain businesses that are included in the condensed combined financial statements are as follows:

a)	Emergent Product Development Seattle LLC, a legal entity, which is primarily a research and development company focused on the generation and clinical testing of recombinant protein therapeutics, based on the ADAPTIR platform, for the treatment of cancer and autoimmune disease.

b)	Cangene Europe Limited, a legal entity, which focuses on hematology (blood disease) therapeutics.

c)	The assets, liabilities and operations of the hyperimmune commercial business contained within Cangene Corporation, Cangene BioPharma Inc. and CNJ Holdings Inc.

And, as of February 2016:

d)	Aptevo Therapeutics Inc., a legal entity, the eventual parent company.

The accompanying condensed combined financial statements include certain components of Emergent’s bioscience business as operated by Emergent during the periods presented. Certain historical operations that were included by Emergent in its bioscience segment have been reallocated to Emergent’s continuing operations, and as result these financial statements differ from Emergent’s historically reportable bioscience segment. Effective January 1, 2016, Emergent changed its segment presentation to reflect this new structure and recast its biosciences segment reporting for the newly named “Aptevo segment”.

The accompanying condensed combined financial statements have been prepared on a standalone basis and are derived from Emergent’s consolidated financial statements and accounting records. The condensed combined financial statements reflect the Company’s financial position, results of operations, and cash flows as if its business was separately operated as part of Emergent prior to the distribution, in conformity with accounting principles generally accepted in the United States (GAAP).

The condensed combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Emergent corporate level but which are specifically identifiable or allocable to the Company. All of the Company’s intracompany transactions and accounts have been eliminated. All intercompany transactions between the Company and Emergent are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statement of cash flows as a financing activity and in the condensed combined balance sheet as a net investment from Emergent.

The Company’s condensed combined financial statements include an allocation of expenses related to certain Emergent corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to the Company based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of expenses, headcount, square footage, or other measures. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly-traded company for the periods presented.

The income tax amounts in these condensed combined financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were a standalone taxpayer in each of its tax jurisdictions.

Emergent maintains stock-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s condensed combined financial statements. However, the Company’s condensed combined balance sheet does not include any equity awards related to stock-based compensation.

The Company’s stockholders equity balances in these condensed combined financial statements represents the excess of total assets over total liabilities, including the net due to/from balances between the Company and Emergent (as net investment from Emergent) and accumulated deficit. The net investment from Emergent is primarily impacted by contributions from Emergent which are the result of net funding provided to the Company.

The Company has a history of operating losses and negative cash flows while operating as part of Emergent and, accordingly, was dependent upon Emergent for its capital funding and liquidity needs. In addition, development activities, clinical and pre-clinical testing and commercialization of the Company’s products, if approved, will require significant additional funding. The Company could delay clinical trial activity or reduce funding of specific programs in order to further extend the cash burn. In accordance with the separation agreement, Emergent has committed to providing the Company with a total of $60 million in cash funding, $40 million upon the spin-off and $20 million within six to 12 months after the separation. Management believes this funding will support the Company’s operations for at least the next 12 months following the separation, based on current operating plans and financial forecasts. The accompanying condensed combined financial statements are prepared on a going concern basis and the Company, post separation, is solely responsible for its financial performance and meeting its capital requirements. In June 2016, Emergent has increased its committed cash contribution to the Company to $65 million from $60 million, with $45 million now to be contributed upon the spin-off and $20 million within six to 12 months after the separation.

In the opinion of the Company’s management, any adjustments contained in the accompanying condensed combined financial statements are of a normal recurring nature, and are necessary to present fairly the financial position of the Company as of March 31, 2016; the results of operations for the three months ended March 31, 2016 and 2015; and cash flows for the three months ended March 31, 2016 and 2015. Interim results are not necessarily indicative of results that may be expected for any other interim period or for an entire year.

2. Fair value measurements

The fair value hierarchy under the accounting standards for fair value measurements consists of the following three levels:

Level 1—Observable inputs for identical assets or liabilities such as quoted prices in active markets;

Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—Unobservable inputs in which little or no market data exists, which are therefore developed by Company’s management using estimates and assumptions that reflect those that a market participant would use.

The Company does not have any fair value measurements done on a recurring basis other than the contingent consideration acquired in the Cangene acquisition. The fair value of contingent consideration obligation associated with HepaGam B changes as a result of management’s assessment of discount rates and updates to the projected and actual sales achievement of HepaGam B, which are inputs that have no observable market (Level 3). These adjustments are primarily due to the differences between the actual and expected timing and volume of HepaGam B sales. The incremental impact is recorded in the accompanying condensed combined statement of operations as cost of product sales.

The following table is a reconciliation of the beginning and ending balance of the liabilities (contingent consideration) measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2016:

(in thousands)
Balance at December 31, 2015	$444
Expense (income) included in earnings	(30)
Settlements	(181)
Purchases, sales and issuances	—
Transfers in/(out) of Level 3	—

Balance at March 31, 2016	$233

3. MorphoSys collaboration agreement

In August 2014, the Company entered into a collaboration agreement (“MorphoSys Agreement”) with MorphoSys AG (“MorphoSys”) for the joint worldwide development and commercialization of MOR209/ES414, a targeted immunotherapeutic protein, which activates host T-cell immunity specifically against cancer cells expressing prostate specific membrane antigen, an antigen commonly overexpressed on prostate cancer cells. MOR209/ES414 was constructed using the Company’s proprietary ADAPTIR platform technology.

Revenue related to MorphoSys development services is recognized as the services are performed with $0.1 million and $0.2 million, respectively, recognized in the three months ended March 31, 2016 and 2015. The current estimated service period for the undelivered development services under the MorphoSys Agreement is through 2023.

Further, the Company determined that contingent payments for the achievement of the development and regulatory milestones are substantive milestones and will be accounted for as revenue in the period in which the milestones are achieved. The Company received a $5.0 million milestone payment from MorphoSys reflecting the initiation of a Phase I clinical study to evaluate the safety, tolerability, and clinical activity of MOR209/ES414 in patients with metastatic castration-resistant prostate cancer. The Company recognized this substantive milestone achievement payment as research and development revenue during the three months ended March 31, 2015.

The MorphoSys Agreement provides for the sharing of development and clinical costs related to MOR209/ES414. In the event the Company’s share of the total cost incurred for a given quarter exceeds its pro rata limit, the Company records a receivable from MorphoSys for the excess and reduces research and development expense by this amount. Accordingly, for the three months ended March 31, 2016 and 2015, the Company has recorded a reduction to research and development expense of $0.1 million and $1.7 million, respectively.

As of March 31, 2016 and December 31, 2015, the MorphoSys Agreement related accounts receivable balance was $0.1 million and $0.5 million, respectively, and the related total deferred revenue balance was $3.8 million and $3.9 million, respectively.

4. Inventories

Inventories consist of the following:

(in thousands)	March 31, 2016	December 31, 2015
Raw materials and supplies	$6,879	$6,520
Work-in-process	6,065	4,730
Finished goods	9,127	9,072

Total inventories	$22,071	$20,322

CMC ICOS Biologics, Inc., (“CMC”), is the exclusive manufacturer of bulk drug substance for the IXINITY product. During 2015, the Company ordered nine manufacturing lots of bulk drug substance from CMC and only one of those lots was successfully manufactured and released in 2015. The Company continues to work with CMC to resolve the manufacturing delays, although to date in 2016 no lots of bulk drug substance have been successfully manufactured and released. Additionally, Patheon UK Limited (“Patheon”), through an affiliate, is currently the sole source fill-finish service manufacturer for the IXINITY product. The release of drug product by Patheon may be impacted by several factors, including Patheon requiring approval from its affiliate’s foreign regulatory authority of recent changes to its facility. If current efforts to proceed with the manufacturing and release of bulk drug substance and filled product are not successful, the resulting lack of supply of bulk drug substance or filled product could lead to a projected supply shortage of IXINITY requiring notification to the FDA. This inability to supply IXINITY would adversely affect its sales, market position and viability and as a result, the realizability of IXINITY related inventory. As of March 31, 2016, the Company had IXINITY related inventory of approximately $2.5 million that may be subject to impairment if the Company is no longer able to sell the IXINITY product.

5. Intangible assets, in-process research and development and goodwill

As of March 31, 2016 and December 31, 2015, the Company had $41.8 million of IPR&D assets related to the Company’s otlertuzumab product candidate.

On April 29, 2015, the U.S. Food and Drug Administration approved IXINITY for the treatment of Hemophilia B. As a result of the approval, the $8.3 million IXINITY IPR&D asset was reclassified to intangible assets in the Company’s combined balance sheets and is being amortized over 10 years from the approval date.

For the three months ended March 31, 2016 and 2015, the Company recorded $0.6 million and $0.4 million, respectively, of intangible asset amortization expense. As of March 31, 2016, the weighted average amortization period remaining for intangible assets was 94 months. Intangible assets consisted of the following:

(in thousands)	Corporate Trade Name	Commercial Products	Total
Cost Basis
Balance at December 31, 2015	$1,309	$19,500	$20,809
Additions	—	—	—

Balance at March 31, 2016	$1,309	$19,500	$20,809

Accumulated Amortization
Balance at December 31, 2015	$(486)	$(2,882)	$(3,368)
Amortization	(65)	(520)	(585)

Balance at March 31, 2016	$(551)	$(3,402)	$(3,953)

Net book value at March 31, 2016	$758	$16,098	$16,856